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07025334

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Severn Trent

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

FILE NO. 82- 02819 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/18/07

File number 082-02819

FOCUS ON WATER

ARIS
3-31-07



Annual Report and Accounts 2007

SEVERN TRENT

Contents

Cautionary statement

This document contains certain 'forward looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'. By their very nature forward looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, but are not limited to, changes in the economies and markets in which the group operates; changes in the regulatory and competition frameworks in which the group operates; the impact of legal or other proceedings against or which affect the group; and changes in interest and exchange rates.

All written or verbal forward looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward looking statements. This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

Severn Trent Plc

Severn Trent Plc is a public limited company listed on the London Stock Exchange and registered in England and Wales with company number 2366619. This is the Annual Report and Accounts for the year ended 31 March 2007.

More information on Severn Trent Plc can be found on our website at www.severntrent.com

FOCUSED ACTIVITIES

- > special dividend of £575 million paid to shareholders in October 2006
- > improved balance sheet efficiency following payment of special dividend
- > no dilution of dividend per share as a result of Biffa demerger
- > sale of non core activities, including US Laboratories, Aquafin and Property
- > overhead costs to fall by £6-10 million over next 12 months
- > gearing to move to 60% of Regulated Capital Value
- > dividends to increase by 3% above inflation to 2010

Group turnover £m

2007 1,480.2

2006 1,455.3

+1.7%

Group profit before tax £m

2007 325.5

2006 177.8

+83.1%

Group profit* £m

2007 252.0

2006 230.2

* before tax, exceptional items and IAS 39 fair value adjustments (see income statement)

+9.5%

Earnings* per share pence

2007 82.4

2006 71.4

* from continuing operations before exceptional items, IAS 39 fair value adjustments and deferred tax (see note 14)

+15.4%

Final dividend pence

2007 38.68

2006 31.97

+21.0%

Total shareholder return


250
225
200
175
150
125
100
75
50
31-03-02
31-03-03
31-03-04
31-03-05
31-03-06
31-03-07

■ Severn Trent Plc □ FTSE 100 Index

This graph shows the value at 31 March 2007, of £100 invested in Severn Trent on 31 March 2002 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

What we do

Severn Trent Plc is a FTSE 100 group focused on water. It serves over 3.7 million household and business customers in England and Wales and provides water and waste water solutions in the UK and overseas.

Group turnover
£1,480.2m

8,372 employees



OUR INDUSTRY

The water industry in England and Wales invests more than £3 billion a year and employs over 27,000 people. There are ten water and sewerage companies in England and Wales and sixteen water supply companies. Severn Trent Plc is the second largest water company listed on the London Stock Exchange.

Coverage



Severn Trent Water's region stretches from mid Wales to Rutland and from the Bristol Channel to the Humber. We deliver nearly 2 billion litres of water a day to homes and businesses through 46,000 km of pipes. A further 54,000 km of sewers take waste water away to over 1,000 sewage works.

The regulatory framework
Ofwat sets annual price limits for each water company. The current price limits were set in 2004 for the period 2005-10 (the 'AMP4' period). They will next be set in 2009.

Each water company has to submit an annual return (the 'June Return') to Ofwat covering its activities. This is the primary source of regulatory information and enables Ofwat to monitor and compare the performance of the companies.

Water quality in England and Wales is regulated by the Drinking Water Inspectorate; river pollution and flooding is regulated by the Environment Agency.

SEVERN TRENT WATER



Turnover

£1218.1m

80.3%

of group turnover

5,289 employees

Severn Trent Water provides high quality water and sewerage services to over 3.7 million household and business customers, in England and mid Wales.

Key strengths

> lower tariff levels compared to other water companies
> drinking water and waste water quality significantly above average
> strong management team with clear and focused strategy
> sustained commitment to corporate responsibility

For further information visit **www.stwater.co.uk**



WATER TECHNOLOGIES AND SERVICES

Turnover

£288.9m

19.0%

of group turnover

2,984 employees

Water Technologies and Services is one of the world's leading suppliers of water and waste water treatment solutions. Headquartered in the US, it has a growing presence in the Middle East, Europe and Asia. It has three main businesses: Water Purification, Operating Services and Analytical Services.

Key strengths

> strong brand recognition
> market leadership in disinfection, filtration and arsenic removal – all growing markets
> continually expanding product and technology base
> good track record of organic growth and cost control

For further information visit **www.severntrentservices.com**

Chairman's statement

HIGHER STANDARDS



Sir John Egan
Chairman

I am pleased to report on a year of significant restructuring for the Severn Trent group of companies which allows us to implement our **focus on water** business strategy.

I am pleased to report on a year of significant restructuring for the Severn Trent group of companies which allows us to implement our **focus on water** business strategy.

In June 2006 the board announced its intention to restructure Severn Trent. Biffa Plc was successfully demerged on 9 October 2006, the sale of Severn Trent Property was completed on 6 November 2006 and the sale of US Laboratories was concluded at the end of December 2006.

In addition, group balance sheet efficiency has been improved by the payment on 20 October 2006 of a £575 million special dividend to shareholders.

As previously announced, the board intends to maintain group debt at around the target 60% of regulated capital value, and to continue to increase dividends by 3% above the rate of inflation at least up to 2010, the remainder of the regulatory review period.

The current market capitalisation of the smaller and focused Severn Trent at £3.5 billion is greater than it was at the end of 2004. Shareholders have received a demerged Biffa worth £1.1 billion and have received a special dividend of £575 million.

Severn Trent Water's customers' top priority is the safety and reliability of their drinking water and we have a strong track record on this. We have consistently achieved 99.9% compliance with water quality standards since 1997, which represents one of the best compliance records in our industry.

Over and above these basic requirements, management is developing detailed plans for fundamental improvements across all areas of the business as outlined in the review by our Group Chief Executive, Colin Matthews.

Group results

Overall, Severn Trent has delivered a positive performance in 2006/07, with group profit from continuing operations before tax, IAS 39 fair value adjustments and exceptional items at £252 million and group profit from continuing operations before tax was £325.5 million, an increase of 83.1%.

In line with our declared policy, the board is proposing a final dividend of 38.68 pence (31.97 pence) to be paid on 3 August 2007. This would give a total dividend for the year, excluding the special dividend paid on 20 October 2006, of 61.45 pence per ordinary share, an increase of 20.2%.

Corporate responsibility

When I was invited to join the Severn Trent Plc board and became its Chairman I did not know the full extent of the challenges which the board and new incoming management team were to uncover and the immense commitment of time and energy which has been needed to manage these issues.

There is no point in dwelling unduly on the 2000 to 2004 era to apportion blame or responsibility as this does not help customers or shareholders.

There is, however, every point in me stating here on behalf of the board and management team that we have already accepted the responsibility for making things right.

I believe that you will see from the considerable work outlined in this annual report what we have achieved so far – and the considerable work that we are determined still to do.

We are waiting to learn from Ofwat and the Serious Fraud Office the conclusion of investigations into reporting irregularities made to Ofwat by Severn Trent Water.

We are continuing to co-operate fully to restore confidence in Severn Trent Water going forward and we acknowledge that further amends may be made to customers, depending on the outcome of the investigations.

In response to Ofwat's interim report of March 2006 concerning allegations of false reporting made against Severn Trent Water in 2004, we have already credited customer accounts and altered bills appropriately for subsequent years.

We have taken and will continue to take, all actions we think appropriate to ensure the maintenance of both high ethical and professional standards and resilient and effective controls throughout our companies.

Our new strategy on corporate responsibility (CR) is to support the new management team's drive for excellence by achieving high standards on a range of CR issues.

Those issues include: climate change; the local environment; engagement with local communities; health and safety; business ethics, diversity and investing in people. Further details of our CR strategy, values and action plans are set out on the Severn Trent website (www.severntrent.com).

To be effective, a company's CR strategy must be fully integrated with its core business planning. The strategic and organisational change that took place within Severn Trent in 2006/07 has reinforced this.

As described later in this Annual Report, Severn Trent Water has determined 20 critical success factors and adopted 20 KPIs, by which it will measure performance and set targets. Many of these indicators link directly to Severn Trent Water's CR strategy – for example, the KPIs on health and safety, leakage, net energy use, pollution incidents and employee motivation. This ensures that CR is entrenched at the very core of Severn Trent's activities.

In addition, Severn Trent's Corporate Responsibility Committee, a board committee, has introduced a more structured approach to reviewing all areas of our CR performance.

Take climate change for example. This has risen up the political and public agenda in 2006/07. We welcome this. Severn Trent Water has been engaged in planning for the changing climate for a number of years. We have built a leading reputation in this area with key stakeholders such as the Carbon Trust.

Severn Trent Water's work on climate change focuses on two main aspects: mitigating our impact on climate change, and adapting to it. In turn, mitigation has two main aspects: energy efficiency initiatives and in-house renewable energy production, primarily biogas combined heat and power (CHP). The effects of our work in both these areas are reflected in our KPI on net energy use.

Board, management and staff
The board of Severn Trent Plc continually reviews its management plans to ensure orderly succession and continuity of leadership.

After a year of great strategic change, Chief Executive Colin Matthews is reshaping the group to focus on water aided by Tony Wray, Managing Director of Severn Trent Water, who is concentrating on improving Severn Trent Water day to day operations. As the priority switches more and more to implementing the improvement plans announced by Mr Matthews, the two roles will combine.

The board therefore wishes to provide clarity and confidence to customers, employees and shareholders that there will be a smooth leadership transition in due course from Mr Matthews to Mr Wray particularly now that detailed preparations are underway to achieve an appropriate regulatory settlement for 2010 to 2015.

It is expected that the consideration of the two roles into one leading to the appointment of Mr Wray as Chief Executive and the retirement of Mr Matthews from the board and the company will take place around the end of 2007.

Martin Bettington, Managing Director of Biffa Plc, stood down from Severn Trent Plc when Biffa was demerged in October. I thank him for his tremendous contribution to Severn Trent in helping to grow Biffa to the point where it is now an independent FTSE 250 company valued at more than £1 billion.

Marisa Cassoni stood down from the board in October after 5 years as a non-executive director. I thank her for her contribution, particularly her membership of the Audit, Remuneration and Nominations Committees.

Rachel Brydon Jannetta stood down from the board in December 2006 on completion of the sale of the US Laboratories, our US analytical environmental testing firm, to TestAmerica Holdings. As President and CEO of Severn Trent Laboratories, she made a significant contribution to Severn Trent during her 11 years with the company and the last two years on the board during a period of significant change.

As part of our strategy of focusing on water, all the current executive and non-executive directors of Severn Trent Plc now hold similar positions on the board of Severn Trent Water Limited. Since March 2007 the boards of directors of Severn Trent Plc and Severn Trent Water Limited have been identical.

We have carried out rigorous board effectiveness reviews with the help of independent consultants, which have generated a number of actions to secure improvements to board performance.

I would also like to pay a special tribute to our committed staff whose performance in a year of exceptional challenge and change has been outstanding, ensuring we continue to achieve our business goals.

Investment proposition
Severn Trent is a high quality business whose investment programme drives strong growth prospects. The management team has a clear and focused strategy and is engaged in the single minded pursuit of higher standards as the means to achieve both higher levels of customer satisfaction and sustained strong financial returns to shareholders.

Outlook
The outlook for the coming year is one of significant improvement, with our plans indicating that we will meet the Ofwat determination for operating costs in 2007/08. This improvement is driven by the fall in energy prices (with prices now fixed for 2007/08, our total energy costs will be around £17 million lower than 2006/07), and the delivery of efficiency savings of £5 million through the implementation of our improvement plans.

Our plans encompass the medium and longer term, in some cases extending beyond the end of the current AMP4 period. Delivering sustained improvement will result in cost efficiencies being realised, but will necessitate investment to succeed.

With the exception of any unforeseen variation in commodity prices (principally energy), we expect that the achievement of our plans will enable us to deliver around £30 million of cost efficiencies over the last two years of the AMP4 period, which represents around 3% annual outperformance against the Ofwat determination for operating costs, without affecting our ability to deliver the 6% efficiency on the capital programme.

GREATER EFFICIENCY



Colin Matthews
Group Chief Executive

The successful transformation of the group into a focused water company has enabled the senior executive team to devote a substantial amount of its time to operational improvement in our core water business.

Introduction
We believe that to satisfy our customers and be cost effective we must raise professional standards across the entire business. Other industries have demonstrated that higher quality and continuous improvement leads to lower costs.

There is every reason why Severn Trent in particular and the water industry in general, can do the same. This is the best, probably the only way, to satisfy customers, regulators, employees and shareholders.

Safety is a prime example of the principle we are pursuing. Our performance improved in the year, which is welcome, but we can make more progress. The skills and attention to detail which achieve higher standards of safety are the same as those we need to improve our environmental impact.

Moreover, as we achieve higher safety standards our operations will become more cost effective. There is no trade off between higher standards and profits – they are closely aligned.

Operational improvement
With the demerger of Biffa and the sale of the US Laboratories completed by the end of 2006, the group's senior executive team has concentrated on operational improvement.

The group already has clear strengths – for example, Severn Trent Water's consistent attainment of high water quality standards. In order to satisfy our customers and deliver continuing growth for shareholders, we need to improve continuously in all areas.

Therefore, in 2006/07 we examined every aspect of Severn Trent Water's current performance. We benchmarked it against companies in the water and sewerage sector and also in other sectors. We identified major opportunities for improvement and we drew up detailed action plans for achieving those improvements.

We have identified 20 critical success factors against which we will measure our performance and progress. We have chosen these with great care, because they represent what we believe are the key concerns for customers, regulators, employees and shareholders. These 20 factors will be represented by 20 KPIs. In all but two cases, we have defined our actual performance based on our benchmarking exercise and we propose to use these as a basis for assessing our performance going forward. For each indicator, we will set ourselves ambitious targets for the coming years, and have drawn up action plans for achieving them. Some improvements will be effected relatively quickly; others are longer term, going beyond the current AMP4 period.

We have completed the integration of the head office and Severn Trent Water teams and now have one executive team focused on our core water activities. As a result of this integration, we expect to reduce our recurring overhead costs by between £6 million and £10 million over the coming 12 months.

Over the next five years, we expect staffing levels (permanent and agency) in Severn Trent Water to be reduced by around 600 posts. Our plans indicate around 130 of this total being achieved in the financial year 2007/08. We expect to incur around £24 million of restructuring costs over the remaining three years of the AMP4 period, with around £8 million being incurred in 2007/08.

We have changed the divisional structure. In place of our previous 'functional' structure, which had distinct teams working on planning, engineering and operations, we have created integrated teams, one focused on clean water, one focused on waste water and one focused on customer relations.

Like the integration of Plc and Water teams, this new structure will raise standards and drive greater efficiency. It also aligns the organisation with the processes that matter to our customers.

In the following pages of this report, we describe those KPIs and our current position on them. In future years, we will continue to measure and report progress against the targets for each indicator.

Safety
At Severn Trent health and safety is vitally important to us as a company. In 2006/07 (ex Biffa, Property and US laboratories) our health and safety performance was 24% better than the previous year: there were 7.1 RIDDOR incidents per 1,000 employees, compared to 9.3 in 2005/06. We reached our target for the year, but the figures are still too high. We aim to improve continuously in this area.

We devote huge attention to health and safety for two reasons. It is vitally important at a very personal level, because every safety incident and every day lost has a human impact. But it is also critical at business level. The skills and attention to detail that achieve higher safety standards are the same as those that achieve higher operational and environmental standards and productivity.

Therefore, as our operations achieve higher safety standards, they will also achieve greater operational efficiency. Far from trading off higher safety standards against profit goals, we pursue both together.

Our stakeholders' priorities
I have said that the KPIs represent the key concerns for our stakeholders. In 2006/07 two concerns in particular have dominated our relations with many stakeholders: leakage and customer service.

Our leakage increased in the prior year 2005/06. As we announced in this last year, 2006/07, we devoted greater resources to leakage management. We employed more people, invested in new leak detection technology, fixed 37,000 leaks, 8,000 more than the previous year and invested almost £20 million more than the previous year. This effort has reduced our leakage this year but it was not until the month of March 2007 that we attained a monthly level of leakage commensurate with our Ofwat annual target. Therefore, notwithstanding this reduction, we believe that we will not attain the annual average target level of leakage.

We have kept Ofwat fully informed of our progress and we are in the process of finalising and verifying our leakage data for submission in our annual June Return, which will be submitted in a few weeks. In due course we will be discussing with Ofwat our ongoing plans and commitments to maintain our progress in reducing leakage.

Reducing leakage will remain a priority in 2007/08 and we are determined to maintain the good progress we have made in the second half of 2006/07. We are in a good position going into this new year.

On customer service too, I am pleased to report good progress. We recruited and trained more staff and fixed problems with our IT billing system. Again, by the end of this year, this work was showing encouraging results. In the last quarter of the financial year, we were once again approaching the levels of service that our customers and regulators expect from us.

Water Technologies and Services
This business now comprises our Water Purification, Operating Services and UK Laboratories businesses. It produced good results in 2006/07.

We made a number of disposals in the 2006/07 financial year, and one acquisition following the year end. We sold our stake in Aquafin NV to the Flemish government for £29.6 million. We also sold our Pipeline Products and Services assets to ADS LLC and we sold our Aztec instrumentation product line to ABB Limited. On 11 May 2007, we acquired the assets of United Kingdom based Quay Technologies Limited for £1.9 million plus potential additional consideration of up to £5.1 million tied to future earnings. Quay Technologies Limited manufactures a proprietary ultraviolet technology for use in water and waste water disinfection.

These transactions enable us to concentrate on our core strengths, and on higher margin and higher growth areas. We have a twofold strategy for achieving organic growth in these areas. First, we are expanding our existing technologies into new geographical markets and secondly, we are taking new technologies into our existing markets.

Outlook
In 2007/08 we expect to make good progress in Severn Trent Water on the AMP4 contract and on our own improvement plans. We have demanding targets in our capital programme, in water and waste quality, in customer service and in other areas. We intend to achieve those targets cost effectively, providing value for our shareholders.

We also have to invest to meet longer term targets: the requirements of the Water Framework Directive; the challenges of adapting to climate change and reducing our own carbon footprint.

The investment in reaching those targets, in process improvements and in higher standards will go hand in hand with operational efficiency and improvement. So as we implement those investments for the AMP4 period and beyond, we are confident they will lead to higher levels of customer satisfaction as well as strong financial performance.

The provision of water and waste water services requires operational and investment planning over the long term. We are working with internal experts and external stakeholders to identify and understand the key challenges we face over the next 25 years, ranging from obvious ones like climate change and carbon footprinting, to more industry specific ones like separation of surface water or catchment degradation and the impact they could have on our assets and their ability to deliver the service customers expect. This work will establish the context for our short and medium term planning processes and also inform our Strategic Direction statement for Ofwat by the end of this calendar year. We will continually update this long term planning process in future years.

ON WATER

STRATEGY IN PRACTICE

Our strategy takes into account the needs of many different stakeholders. Our plans for higher standards will help us satisfy the expectations of all the different groups. For example, greater operational efficiency will help us keep charges to customers low, meet our regulators' standards and targets, create a safe and motivating environment for our employees, and produce good returns for shareholders.

Our goal is to have highest standards, lowest charges and great people. Phase one of achieving that goal was to restructure the group so we could focus on water. With that done, we have moved into phase two – the drive to achieve higher standards and continuous improvement in all we do.


Higher standards
Continuous
Greater efficiency



OUR PERFORMANCE

Radical plans for improvement
Over and beyond these basic requirements, management is fully engaged in implementing plans for fundamental improvement across all areas of the business. The successful execution of these improvement activities will radically change our business over a period of years.

We have already effected organisational improvements. In addition to the integration of the head office and Severn Trent Water Executive teams we have changed the divisional structure in Severn Trent Water. In place of our previous 'functional' structure, which had distinct teams working on planning, engineering and operations, we have created integrated teams, one focused on clean water, one focused on waste water and one focused on customer relations. This new structure is designed to raise standards and drive greater efficiency. It also aligns the organisation with the processes that matter to our customers.

During 2006/07 we examined every aspect of Severn Trent Water's current performance. We benchmarked it against companies in the water and sewerage sector, and also in other sectors. The benchmarking exercise was detailed and thorough. We used a range of publicly available and internally generated data to identify the population that we should compare ourselves to. This process involved a number of judgements being exercised to ensure that we used appropriately comparable data points for each measure.

We have identified 20 critical success factors against which we will measure our performance and progress. We have chosen these indicators with great care, because they represent what we believe are the key concerns for our customers, regulators, employees and shareholders. These 20 factors will be represented by 20 KPIs. In all but two cases, we have defined our actual performance based on our benchmarking exercise and we propose to use these as a basis for assessing our performance going forward. Two KPIs are new (first time job resolution and capital process quality) and we need time to assess our current performance and define our objectives. For all other KPIs, we have shown where our starting point is on a relative scale based on the results of our benchmarking exercise.

For each indicator, we have set ourselves ambitious targets for the coming years, and drawn up action plans for achieving them. Some improvements will be effected relatively quickly and easily; others are longer term, going beyond the current AMP4 period.

The table on the next page sets out our actual performance for the period under review. Based on our benchmarking exercise, our performance is shown in one of three categories, of what we consider to be lower quartile performance, upper quartile performance or median (representing 2nd and 3rd quartile performance).

Key performance indicators

Key area	Objective	Basis	Measure	Performance Lower quartile	Median	Upper quartile
Employee	**Provide a safe working environment**	MAT	Lost time incidents per 100,000 hrs worked[1]			0.50
	Develop a confident and productive workforce	Annual Survey	Employee motivation[2]			76%
Customer	**Provide a high quality product**	MAA	Water quality (mean zonal compliance)[3,4]			99.98%
	Quality interaction with the customer	MAT	Customer written complaints per 1,000 properties[3]	19.06		
		MAT	First time call resolution for billing %[5]			80%
		MAT	Unplanned interruptions per 1,000 properties[3]	6.95		
	Provide a high standard of operational service		Properties at risk of low pressure per 1,000 properties[3,6]			0.09
			First time job resolution[7]	To be determined		
	Development of a sustainable service		Performance against regulatory obligations[5,8]		26%	
Financial	**Asset base enhancement**	MAT	Capex (gross) vs final determination[3,9*]			2.7%
			Capital process quality[7]	To be determined		
	Manage trade debt		Debtor days[6,9]		37.5	
	Management of cost base	MAT	Opex vs final determination £m[9]	479.1		
		MAT	Cost to serve per property £[10]		226.93	
Environment	**Minimise environmental impact**	MAT	Pollution incidents per 1,000 properties[3,4]		0.08	
		MAT	Sewer flooding – other causes per 1,000 properties[3]		0.16	
		MAT	Sewage treatment works – breach of consents[3]			0.00%
	Optimise use of resources	MAA	Raw water storage[5,6]			90%
		MAT	Net energy use Kwh/Ml[5]		618	
			Leakage Ml/d – current DMA[11]	446		

Notes:
All measures are for the period to 31 March 2007, except as stated.
MAT = Moving Annual total
MAA = Moving Annual Average

1 Actual performance across all employees and agency staff.
2 Performance based on annual all employee survey and quarterly survey of 10% of permanent employees.
3 As reported in June Return to Ofwat. Performance figures are provisional at this stage as the June Return will be submitted to Ofwat on 15 June 2007.
4 Measure for calendar year to 31 December 2006.
5 Actual performance based on internal data.
6 Measure as at 31 March 2007.
7 Measure and relative performance to be determined.
8 Measure for quarter ended 31 March 2007.
9 Actual performance based on audited UK GAAP financial statements for the year ended 31 March 2007.
10 Actual performance based on audited UK GAAP financial statements and regulatory accounts for the year ended 31 March 2007.
11 DMA leakage performance measured monthly. Month of March 2007 DMA performance disclosed in table above. Annual measure is MLE leakage the calculation of which has not been completed as at 5 June 2007.

For a number of KPIs, we have only commenced capturing the data and measuring our performance during the current financial year and therefore corresponding amounts for the previous financial year are not available.

For others, the corresponding amounts are available and these are as follows;

> Water quality	99.95%
> Customer written complaints	10.04
> Unplanned interruptions	4.5
> Properties at risk of low pressure	0.10
> Capex vs. final determination	6%
> Debtor days	31.76
> Opex vs. final determination	£446.5m
> Cost to serve per property	£219.56
> Pollution incidents	0.11
> Sewer flooding incidents	0.14
> Sewage treatment works breach of consents	0.31%

It is not statistically realistic to expect any company to be at the top of every single league table, but nevertheless, we aim to achieve upper quartile performance over the next 3 to 5 years.

Of course, the goal posts will move, as companies in our sector or elsewhere redefine what upper quartile means, so we expect our target to move with it.

We will report on these measures in future results announcements.

AND SEWERAGE

Performance

	2007 £m	2006 £m
Turnover	**1,218.1**	1,150.9
Profit*	**413.0**	400.4

*Before interest, tax and exceptional items (see note 5)

Turnover in Water and Sewerage increased by 5.8% in 2006/07, to £1,218.1 million. Sales prices increased by 6.58% (including inflation) from 1 April 2006. The price rise represented the 7.23% increase allowed by Ofwat, less a 0.65% voluntary abatement of K, previously announced in 2005/06.

Profit before interest, tax and exceptional items (PBIT) was up by 3.1% on the previous year, to £413.0 million as the higher turnover was partially offset by cost increases described opposite.

Health and safety – RIDDORS per 1,000 employees


2007
7.1
2006
9.3

Water quality %


2006
99.98
2005
99.95
2004
99.96



Tony Wray
Managing Director
Severn Trent Water

Financial performance
Turnover in Water and Sewerage increased by 5.8% in 2006/07, to £1,218.1 million. Sales prices increased by 6.58% (including inflation) from 1 April 2006. The price rise represented the 7.23% increase allowed by Ofwat, less a 0.65% voluntary abatement of K, previously announced in 2005/06.

Profit before interest, tax and exceptional items (PBIT) was up by 3.1% on the previous year, to £413.0 million. A number of factors impacted PBIT. They included increased energy costs of £23.5 million caused by rising prices; other increases net of efficiencies in our cost base of £17.4 million; increase in infrastructure renewals expenditure of £3.6 million and an increase in depreciation charges of £10.1 million reflecting the growing asset base.

The KPIs covered in the Group Chief Executive's review are referred to here to provide further detail on their use in driving our performance improvements.

Our asset base
During the financial year, we invested £103 million (£98m net of grants received) in maintaining our infrastructure network. Capital expenditure, excluding spending on infrastructure maintenance, was £399 million. Gross capital expenditure (including infrastructure maintenance expenditure) was £502 million.

One KPI, capex (gross) vs final determination, measures our performance on managing the financial aspects of the delivery of our investment programme. This measures the percentage variance between our capital expenditure and Ofwat's final determination for AMP4. This assesses one aspect of performance against our objective of delivering services to our customers at the lowest costs. Other KPIs (most notably the capital process quality measure) will assess our delivery of high quality services.

Adjusting for minor timing differences and modifications to the AMP4 capital programme (notified to Ofwat through the change control process) we are on track to deliver this programme over the AMP4 period. We continue to be in line to achieve around 6% efficiencies compared to Ofwat's Final Determination for AMP4.

Our cost base
We recognise that managing our operating costs is a key component in our success. We continued the work started in 2005/06, including process improvement leading to reducing employee numbers and removing management layers.

Two KPIs measure our performance on managing costs. The first measures the variance between our latest formal forecast of operating costs and Ofwat's Final Determination for AMP4.

The second indicator is the total cost (including operating costs, depreciation, infrastructure renewals and third party costs) associated with serving each customer property.

Meeting our customers' expectations

Our customers' top priority is the safety and reliability of their drinking water supply and we have a strong track record. We have consistently achieved 99.9% compliance with water quality standards set by the Drinking Water Inspectorate (DWI) since 1997, which represents one of the best compliance records in our industry.

Water companies and regulators measure water quality in a number of ways. Our water quality KPI is based on 'mean zonal compliance'. This is an overall measure used by the DWI which measures the extent to which samples taken at customers' taps comply with all the requirements of the Water Supply (Water Quality) Regulations 2000.

The DWI's performance tables for the 2006 calendar year, which are based on more than 500,000 tests from samples of Severn Trent Water, showed that we achieved 99.98% mean zonal compliance. This is an improvement on our previous year's performance.

During 2006/07 we delivered a number of programmes designed to maintain and improve water quality. They included schemes to secure compliance with mandatory standards for cryptosporidium and nitrate reduction. In addition we carried out an extensive and targeted mains cleaning programme to improve the aesthetic quality of the water we supply.

We are continuing to develop drinking water safety plans for our treatment works and our investment programme for water quality in 2007/08 includes further mains cleaning, more nitrate reduction schemes and lead removal schemes. This will ensure we maintain our high levels of water quality throughout our distribution system.

For water supply to our customers, our KPIs are Ofwat's DG2 risk of low pressure and DG3 unplanned interruptions to supply.

On unplanned interruptions to supply, Ofwat deemed our performance 'good' in 2005/06. However, our figures deteriorated in 2006/07, primarily because of five operational events in the summer of 2006. This year, using the DG3 definition, around 36,100 properties experienced unplanned interruptions to supply, compared to around 15,200 in 2005/06. This represents 1.07% of the properties connected to our network, compared to 0.45% in 2005/06. We have put in place an action plan to improve performance, focusing on our network assets, our processes for responding to problems with water supply and our contingency planning for events such as power outages.

We continued our performance on low pressure in 2006/07, with 314 properties across our entire region at risk of experiencing poor pressure at year end, compared to 313 properties in 2005/06. This represents less than 0.01% of the properties we serve.

During 2007/08 we will install several thousand fixed pressure loggers which will provide much better data on our network enabling us to improve our performance further.

The flooding of a home or property with raw sewage, is viewed by most people as one of the most unpleasant problems our customers may endure. Overall, for the first two years of the AMP4 programme, we have been ahead of our Ofwat target in this area. We will continue working to achieve a net reduction year on year in the number of properties at risk of flooding from sewers. Our programme of works to reduce permanently the risk of internal and external flooding will benefit an estimated 1,600 properties, dependent upon the rate of discoveries of new properties experiencing flooding and being added to our registers.

In terms of the number of actual sewer flooding incidents, our 2006/07 figures are slightly up on those for 2005/06. Changes in weather patterns, with increased numbers of storms have been one of the contributing factors to increases in flooding.

Our sewer flooding KPI aims to reduce the number of incidents from blockages, sewer collapses etc over the next five years. There are two main routes for achieving this reduction. One will be the completion of schemes already underway, such as the £14 million scheme to alleviate flooding in Kenilworth. The second is solutions such as routine sewer cleansing programmes to prevent sewers from blocking.

Interacting with customers

In addition to receiving excellent operational services from us, our customers expect to interact with us in a satisfactory way. If they have a query about billing, they expect it to be resolved on their first call. If they write to us, they expect a quick response to their letter. It is already well documented that we have not reached high enough customer service standards in recent years.

In June 2006, Ofwat issued a notice under S22A (4) of the Water Industry Act, stating its intention to fine Severn Trent Water for failure to meet customer service standards under the Guaranteed Standards Scheme (GSS) for water companies. The notice covered performance since June 2005. In addition, we are still working and fully co-operating with Ofwat and Ernst & Young LLP on their independent investigations into customer service performance and misreporting which includes performance prior to June 2005. We await the conclusions of those investigations and details of the financial penalties that will be imposed on us.

In June 2006 Ofwat also issued a notice under section 203 of the Water Industry Act requiring further information to be provided about the misreporting of data and our performance against DG standards and the GSS scheme. Data for these areas has been provided to Ofwat going back as far as 1995 and we have answered their detailed questions. Our final response was submitted on 31 January 2007. We anticipate that Ofwat will respond with a further S22A notice of intention to impose a penalty for misreporting of data since June 2005.

In the meantime, we have done much to improve current customer service standards. Many of the customer service failures of 2005/06 were due to the introduction of a major new IT system (TARGET) for billing customers. We acknowledge that, when introducing that system, we underestimated the amount of training required to transfer our contact centre operators to the new system. We also underestimated the extent to which any major new IT system is prone to problems.

During the second half of 2005/06 and the start of 2006/07, these problems were increasingly apparent to us, our customers and to Ofwat. In July 2006, the Consumer Council for Water (CCW) issued a report showing that complaints about Severn Trent Water increased by 54% during the six months from October 2005 to March 2006. Their report for the period April 2006 to March 2007 showed a further rise in complaints of 36%. In 2006/07 we began work on an action plan to fix IT problems, to recruit 70 additional staff in our billing division and to extend the training given to contact centre operators.

The results of that work now show steady improvements. Customer service performance in the first eight months of 2006/07 remained unsatisfactory while figures for the final four months, as a result of the action plan, were starting to show improvement.

For customer service performance the first KPI is written customer complaints per 1,000 properties. This is a new measure for 2006/07. In previous years we have tracked DG7, a measure of the response to written complaints. DG7 performance in 2006/07 was 99.76% compared with 88.7% in 2005/06. Against the new measure, our quarter three performance was 25.9 (complaints per 1,000 properties), recovering to 17.5 in the last quarter, giving performance in the year of 19.06. Whilst both the quality and timeliness of responses have improved in the year, continuing issues on answering phone calls caused customers to write in and complain.

Our second KPI on customer service is first time call resolution for billing contact, which shows the proportion of calls resolved at that point. As well as giving the best standard of service to customers, first time call resolution is also the most cost effective for us. This is again a new measure and whilst we have calculated performance for 2006/07 at 80%, this measure was not tracked in management reports in the course of the year. During 2006/07 the focus has been on ensuring compliance with Ofwat's DG6 (the number of billing contacts received during the report year and the time taken to respond to them) standards and improving the quality of call response.

The training and competency programme for billing staff will continue in 2007/08 and beyond. Our goal in 2007/08 is to sustain the improvements we are now seeing, so we once again meet industry standards in this area. Beyond that, we will set ourselves higher aspirations of being an industry leader in customer service.

Interaction with customers is not just about how we perform in terms of specific figures and measures. It is also about fitting in with different customers' ways of life and giving them flexibility in how they contact us. So, in 2006/07 we redeveloped our website (www.stwater.co.uk) in order to give customers self service options for dealing with us. Transactions such as requesting a meter or telling us about a change of address can now be done online 24 hours a day, seven days a week (24/7), whereas previously customers had to telephone our contact centre.

The other main area of customer interaction relates to our operational water and waste water services. We completed a reorganisation of this process in 2006/07 with the closure of our two 24/7 regional operational management centres. We have established a new 24/7 customer operations service centre at Coventry in the heart of our operational area. All customer contacts related to water and waste water matters are handled alongside and as part of, our operational management capability. This enables us to diagnose operational failures more effectively and promptly and also allows us to use our remote monitoring systems to keep our customer contact teams better informed thus providing a higher standard of service on operational matters. We are working on improving process efficiency to increase customer satisfaction in order to deliver first time job resolution for field and network problems.

We are encouraged that in the first six month period since establishing the new centre (October 2006 to March 2007) we have improved by 13% to 72% the number of customers who, through our service delivery survey, have told us we have met or exceeded their expectations. We are confident that these results demonstrate we can make further sustainable improvements to operational customer service in 2007/08 and beyond.

Our New Connections department manages, from application to delivery, the connection of customers to water and waste water services. In 2006/07 we have worked closely with developers and customers to understand how we can improve our service to them and make interaction with us easier. Consequently, we have changed our organisation design, introduced new web based applications and improved our performance on water service connections completed within 21 working days from 45% to 81%. We are aiming to build on these improvements through 2007/08.

We also have customers who, on receipt of a bill, either cannot or will not pay. This directly impacts our trade debtors and our financial performance. We have therefore introduced the debtor days KPI as the measure by which our performance will be tracked and benchmarked.

Assuming that our year on year billing and collection performance for each of our various income streams remains constant, we would expect our debtor days to increase on an annual basis by approximately two days. This is due to the continued impact of customers switching from the unmeasured to measured basis of charge. As measured bills are sent to customers throughout the year, there will inevitably be a number of recently issued bills that remain unpaid at year end. The number of water meters we installed increased by over 65,500 in 2006/07.

Our debtor days performance has deteriorated from 31 days in 2005/06 to 37 days in 2006/07. This deterioration is above the two day expected increase described above and has been driven by operational performance issues within our billing and collection processes.

We intend to position ourselves within the upper quartile of industry performance by 2011/12. This is to be delivered through a stepped performance improvement in our billing and collection activities. In particular, we will improve the performance of our billing contact centre, reduce our current work in progress backlogs and introduce further billing system improvements.

Developing a sustainable service for customers
Serving customers also means looking after their long term interests as well as their immediate concerns. Our main aim is to ensure that we are maintaining the serviceability of our assets. This means carrying out the work necessary to make sure their water and sewerage systems deliver reliable service in the future for customers and the environment. It takes into consideration aspects like the condition and deterioration of a company's above ground and below ground water and sewerage assets. The most recent Ofwat assessment shows that we have a stable serviceability across our asset base.

Improving the delivery of our capital programme
We will aim continuously to improve the delivery of our capital programme. We are in the process of developing a KPI that will measure the quality of our Capex delivery.

The AMP4 contract for 2005-10 includes a capital investment programme of approximately £2.7 billion. This includes:

> more than £400 million on maintaining water supplies
> £150 million on improving drinking water quality
> around £850 million on maintaining and improving river quality
> more than £350 million improving sewers and dealing with sewer flooding, and
> more than £260 million to reduce leakage

In the two years to date we have mobilised 2,852 projects of which 1,616 have been completed. We have invested just short of £200 million on our water production and distribution service with the focus on improving levels of service to customers, upgrading our treatment works and distribution network. We have invested over £250 million on sewerage services, with a focus on repairing our aging sewers, maintaining and upgrading our sewage treatment works to meet tighter quality standard and we are exploring ways of exploiting our by products to generate electricity. In addition we have invested £50 million on our support services to improve customer service and business services.

This year capital expenditure, net of grants and contributions, excluding spending on infrastructure maintenance of £98 million, was £365 million for the year. Adjusting for the changes to the programme, to be agreed with Ofwat through the change control process and for timing, differences, we are on track to deliver approximately 6% efficiencies over and above the final determination. This has been largely driven by the use of better technologies, better designs and greater delivery efficiency. It is still early days in AMP4, but we aim to maintain similar outperformance over the rest of AMP4.

Protecting the environment
The local environment is especially important for a water company. How we abstract water, how we manage waste water discharges, how we operate over 1,000 sewage treatment sites, how we operate our 54,000km of sewerage network and how we manage resources all have a huge potential impact on the local environment. We have a responsibility to minimise that environmental impact and to optimise our use of resources.

The seriousness with which we take that responsibility is reflected in our KPIs. Five separate indicators are linked to environmental performance. They are: breach of consents at sewage treatment works; pollution incidents; raw water storage; net energy use and leakage. In addition to measuring our environmental impact, all five indicators provide a sharp insight into our operational performance.

Minimising our environmental impact
One of our KPIs in this area measures our compliance with the discharge consents for our sewage treatment works. We have a good history of performance in this area, although a poorly performing sewage works at Stratford-upon-Avon reduced our overall performance figures for 2005 (based on calendar year). In 2006 with that specific problem remedied, our compliance levels were excellent and we achieved a compliance rate of over 99.99%. This level of compliance is amongst the best to be found in the industry.

Another KPI which relates to our environmental impact is the number of pollution incidents; more specifically the number of Environment Agency reported category 1, 2 and 3 pollution incidents. The total number of such pollution incidents was 530 in 2006 calendar year, which was lower than 2005 but still too high. Of the total recorded, two were of the most severe in category 1, and eight were category 2. This performance is comparable with the industry averages using the 2005 data.

Within the total number of pollution incidents, 98% (520) were category 3 incidents which are classified as having a very limited and localised environmental impact. This particular aspect of performance was similar to our 2005 performance (519), placing us in the lower quartile for the industry. We have taken positive steps to make significant improvements in developing an action plan to deliver pollution reductions during the current year and through to the end of the current AMP period. The plan is linked to our proactive and reactive work on the sewerage network. Whilst we only have the first quarter performance for 2007 the results are encouraging, showing a decrease of almost 35% for category 3 incidents compared to the first quarter of March 2006.

We have also instigated a number of projects which include initiatives to raise customer awareness around the impact of depositing fats, oils and greases into the sewerage system. Significant numbers of our sewer blockages are caused by fat build up which in turn contribute to the number of pollution incidents and floodings. We have a plan to educate customers about the potential problems of pouring fat down sinks and drains, part of which is the offer of the provision and distribution of free 'fat traps'. These are small containers to hold cooled fat for easy disposal with household waste. We raised awareness of this initiative through our Source magazine which accompanied all of our annual bills distributed in February and March 2007.

Across the region we have a number of large scale construction and upgrade projects at a number of sewage treatment works. These upgrades are already underway, as part of our AMP4 capital programme and when completed will result in environmental improvements. We are pleased to report that work is currently on schedule.

Performance review
Water and Sewerage continued

Optimising our use of resources
Our water supplies are fundamental to our business. Our KPI on raw water storage compares the percentage of raw water available at our reservoirs against our three year rolling average.

In 2006/07 our raw water storage levels were good despite a dry summer. We did not impose a hosepipe ban during the year, and storage levels at year end were normal for the time of year.

Net energy use
Our KPI on net energy use measures how much energy (net of renewable energy generated by us) we consume per megalitre of water or waste water treated. Since energy costs are a major element of our cost base – and were especially so in 2006/07 following price rises, managing energy usage also enables us to manage costs. In addition, managing energy consumption is an essential element in mitigating our environmental impact.

In 2006/07 we continued to manage our net energy consumption in two principal ways. First, we maintained our renewable energy production at around 155,000 MWh, this represents 16% of total electricity used.

Secondly, we manage net energy consumption through energy efficiency programmes. In 2006/07 we completed on schedule site energy reviews of our top 407 sites that account for 85% of Severn Trent Water's electricity use. The review has resulted in individual Site Energy Management Plans for 330 sites that include local actions to improve plant/process optimisation and identify potential 'spend to save' opportunities. The review has identified generic approaches required to manage energy on the remaining sites; we believe these plans will enable us to save approximately 10,000 MWh of electricity during 2007/08.

In forthcoming years, implementation of regulations such as the Urban Wastewater Directive and the Water Framework Directive will increase our energy requirements. In order to offset that, we plan to expand our renewable energy production even further. We are planning a number of new opportunities and will continue to work on this in 2007/08 and beyond. In addition to extending our current CHP biogas production, the opportunities we are planning include: biomass energy crops, micro generation, wind turbines and extending hydro power.

Leakage
This has been a priority for us in 2006/07. We returned disappointing results in 2005/06 and consequently increased our focus on and investment in, leakage control. We employed more people in this area, invested in new technology and in 2006/07 found and fixed 37,000 leaks, 8,000 more than the previous year.

This effort has reduced our leakage this year but it was not until the month of March 2007 that we attained a monthly level of leakage commensurate with our Ofwat annual target. Therefore, notwithstanding this reduction, we believe that we will not attain the annual average target level of leakage. We have kept Ofwat fully informed of our progress and we are in the process of finalising and verifying our leakage data for submission in our annual June Return, which will be submitted in a few weeks.

The largest single element of our investment in leakage management is incurred in our mains renewal programme. The Ofwat Determination for AMP4 assumed around £184 million of expenditure over 5 years (in nominal terms). We have already invested around £85 million in the first two years and we expect to invest a total of around £231 million, some 26% more than assumed in the Determination, over the whole AMP4 period on mains renewals alone.

Reducing leakage will remain a priority in 2007/08 and we are determined to maintain the good progress we have made in the second half of 2006/07. We are in a good position going into this new year.

Promoting the efficient use of water is important to us. During 2006/07 we continued to adopt a twin track approach for promoting the efficient use of water with our customers. This included the promotion and distribution of water saving devices, together with education and the provision of advice to raise awareness of the need to use water wisely.

In the report year we have recorded increases in the distribution and installation of cistern displacement devices, our self audit guides and water butts. We increased distribution of cistern displacement devices by 45,622 (47%) and installation by 65,838 (144%). Self audit guide distribution increased by 15,278 (21%) and water butt distribution by 123 (2%). In addition, the number of pupils attending our education centres in 2006/07 increased by 3,332 (15%). We have enhanced our education programme, and commenced three trial projects including a household water efficiency trial, school water efficiency trial and a local government partnership investigating opportunities to promote water efficiency.

CCW research shows that there is still much work to be done to ensure our customers are sufficiently engaged with the issue and can make use of the tools and technology that we make available. Throughout 2007/08 we will continue our efforts to influence the attitudes of our customers through focused education and awareness activities. In addition we will continue to build our knowledge of the savings associated with water efficiency activities to ensure that future plans provide us with cost effective savings.

Creating a great place to work
We have stressed repeatedly that health and safety is a key priority for us. At the business level, it is also an important indicator of quality at the workplace level, the physical well being of our employees is paramount.

In line with our KPI on health and safety, we reported a 20% reduction in the RIDDOR accident rate per 1,000 employees in 2006/07. This was an improvement on our performance from the previous year. In 2007/08 and beyond, we will aim to improve further on our safety performance and have therefore moved our performance measure from RIDDORs to the more demanding measure of lost time incidents (LTIs).

For the current year we are targeting a 15% reduction in LTIs. This is a broader measure than the measure we used previously as it includes all injuries that result in time off work, not just the serious longer term injuries.

Behavioural change and individual engagement are important aspects of improving safety and general business performance. We encourage our employees to share and debate their ideas about safety, and to put these ideas into practice. Towards the end of 2005/06 we began to develop a safety management system called SUSA (Safe and Unsafe Acts). This is a one to one work based observation and discussion process in which SUSA trained managers talk regularly with their team members about the way in which they and their team do their job.

By the end of March 2007, over 80% of managers had received SUSA training. The remaining 20% will receive the training in 2007/08 and there will also be a rolling programme to give SUSA training to new managers. The target is also for each manager to have at least one SUSA discussion every week.

A second major initiative to improve safety performance is a safety process review of all of our water and waste water sites. A survey is being carried out at each site, with a target completion date of April 2008. Each survey generates an action plan, with some improvements being made immediately and larger improvements being incorporated into our capital investment plan.

As well as completing the safety process review, our plans for 2007/08 include setting up a new technical operational function. This team will independently assess the quality of our operations against technical and safety best practice. The objective is to bring continuous improvement to our technical and operational activities and reporting.

The engagement and skills of our workforce are vital ingredients in making us a leader in our industry. We also need to benchmark that engagement rather than simply talking about it in abstract terms. We have therefore introduced a KPI on employee motivation. Previously, we used to run an annual employee survey; we have now moved to a quarterly survey of 500 randomly selected employees, as well as the annual survey of all staff. This gives us an ongoing measure of staff morale and motivation, which we can also benchmark against other organisations.

Outlook

In the first two years of the AMP4 contract, we have made good progress on the targets set by Ofwat. Maintaining this progress will govern our activities for 2007/08 and beyond. In order to meet our efficiency targets, we will continue to control operating costs, make process improvements, and manage our capital programme. We will also continue our work to improve leakage and customer service performance.

Our ability to achieve significant operational improvements in 2007/08 and to achieve our AMP4 targets will be boosted by the introduction of our 20 KPIs. They give us clear year by year targets, as well as establishing robust action and improvement plans for achieving them. This will assist both internal and external scrutiny of our activities and deliver our strategy of focus on water.

TECHNOLOGIES AND SERVICES

Performance

	2007 £m	2006 £m
Turnover	**288.9**	299.8
Profit*	**19.7**	17.1

*Before interest, tax and exceptional items (see note 5)

After adjusting for the disposal of the Pipeline Services business and the impact of exchange rate fluctuations, turnover in Water Technologies and Services was £292.6 million in 2006/07, up 2.4% on 2005/06 (see below). Turnover in the US businesses was up by 4% above 2005/06, while turnover originating from business units outside the US was essentially even with last year.

Profit before interest, tax and exceptional items was £19.7 million, an increase of 15.2%. This was mainly achieved through greater operating efficiency.

	2007 £m	2006 £m
Turnover	**288.9**	299.8
Pipeline Services	**(5.1)**	(14.0)
	283.8	285.8
Exchange rate impact	**8.8**	-
	292.6	285.8
Growth	**2.4%**	

Health and safety RIDDOR incidents

2006/07	13
2005/06	29



Len Graziano
President and
Chief Executive Officer
Water Technologies and
Services

Severn Trent's Water Technology and Services business is a leading global supplier of water and waste water treatment solutions. It comprises three main groups: Water Purification, Operating Services and Analytical Services. The first two groups are marketed as Severn Trent Services, while Analytical Services takes in the UK Laboratories business.

We operate at the forefront of new water technology. We are leaders in our chosen markets of disinfection, filtration, arsenic removal, and in the UK environmental testing services. We are also a leading provider of contract operating services for water and waste water plants.

Strategy
Our growth strategy is to focus on our core strengths. Therefore, we made a number of disposals in the 2006/07 financial year. We sold our Pipeline Products and Services assets to ADS LLC. At year end we sold our Aztec instrumentation product line to ABB Limited. We also sold our stake in Aquafin NV to the Flemish government for £29.6 million.

These disposals leave us free to concentrate on our core strengths and on higher margin, higher growth areas. We have a twofold strategy for achieving organic growth in these areas. First, we are expanding our existing technologies into new geographical markets and secondly, we are taking new technologies into our existing markets.

In order to achieve the first of these, we are extending our global sales and distribution network outside the US. This emphasis is reflected in our new order volume for Water Purification products increasing slightly above 13% year over year in 2006/07. As regards new technologies, we acquired a proprietary ultraviolet (UV) technology, Quay Technologies in May 2007. This will enhance our position in the growing global water and waste water disinfection treatment market.

The other aspect of our strategy for delivering good returns to shareholders remains unchanged from previous years. That is, we continue to focus on cost control, operational efficiency and safety improvements. We believe the connections between these three aspects are extremely strong, health and safety improvements go hand in hand with greater operational efficiency, which itself goes hand in hand with cost control.

We are therefore pleased to report a much improved health and safety performance in 2006/07. The number of RIDDOR incidents was down by over 55% on 2005/06.

Water Purification
The Water Purification division's turnover rose by 4.5% to £106 million and profit before interest and tax increased by 39% on the previous year.

Within this division, Metering Services was a very positive story. In the UK, demand for domestic water meters is increasing, leading to good growth in our figures for meter installations and meter supply.

The Water Purification division is product oriented and new technology is therefore important. Metering Services leads the industry in solid state electronic metering of domestic premises. We further developed our position in 2006 with the design and launch of a new concentric SmartMeter, which is suitable for outdoor installation (our existing meters were primarily for indoor use). The new meter also has the capability to help leak detection, clearly an important part of the UK strategy for water management.

In early 2007 our SM150 and SM250 SmartMeters were the first domestic electronic powered water meters to be approved under the new European Union Measuring Instruments Directive (MID). This will open up the whole European Market to our products for the first time.

The arsenic removal market continues to grow in the US and we have two strong product offerings: Bayoxide® E33 is a proprietary granular ferric oxide medium and Bayoxide® E33P is a proprietary pelletized ferric oxide medium developed by LANXESS for use in Severn Trent Services SORB 33® and SORB 33® APU arsenic removal systems. Bayoxide® has been permitted for use by environmental agencies in 24 states in the US, more than any other arsenic removal technology.

Outside the US, we continued to win new contracts in the Middle East, including supplying on site sodium hypochlorite generation systems to the Abu Dhabi Water and Electricity Authority (ADWEA) and a large electrochlorination contract in Qatar. We also won a deep bed filtration contract with a municipality in China and a contract in the UK to supply Southern Water with filtration equipment for four new waste water treatment facilities.

Operating Services
This division comprises our Contract Operations business, which carries out operating and maintenance contracts in the US, and our International group, which provides operating management and consultancy services in Europe and the developing world. These services include the Coast to Coast Water (C2C) joint venture. This 25 year, £1 billion Private Finance Initiative contract with the UK Ministry of Defence started in March 2005 and serves some 1,500 sites throughout the country.

At the start of the year, the Contract Operations market in the US was relatively soft. However, demand picked up, driven by municipalities' and governments' need to comply with regulation and to improve the performance of water and waste water plants.

Turnover in Operating Services for the year was up 1% to £146 million and profit before interest and tax improved 4%.

In terms of contract wins, a highlight was the renewal of our US$72 million contract with the Florida Governmental Utility Authority for five years. Under the revised contract, we will operate and maintain four water and wastewater systems for five years, with an additional five year extension option.

Analytical Services
Year over year, Severn Trent Laboratories UK's (STL) turnover was £32.5 million, up 1%. As a result of the organisation's continued cost efficiency programmes, profit was up 15% on the previous year.

During the financial year, STL was successfully awarded new contracts with both Welsh Water and Severn Trent Water for five and three years respectively. In June it won a contract to sample and monitor endocrine disrupting compounds for the National Environment Agency Demonstration Programme. This is being conducted in England and Wales in conjunction with the UK Government and the Water Industry. STL also saw continued success in the waste water, waste and land markets and growth in our applied research and radiochemistry capabilities.

Outlook
Looking ahead, we believe the market outlook for us is generally positive.

There are opportunities in our target Water Purification markets for electro chlorination, on site sodium hypochlorite generation, arsenic removal, and tertiary treatment services. In particular there are good opportunities for us to take our existing technology into new geographical areas. We will continue to focus on selected countries in the Middle East and in 2007/08 we plan to open a direct sales and service office in the United Arab Emirates.

We will also target growth in Asia and Europe. Developments like the EU MID approval for our SmartMeter products will create growth opportunities in 2007/08 and beyond.

There are good commercial opportunities ahead in ballast water treatment, driven by new International Maritime Organisation regulations. Severn Trent De Nora's Balpure system for treating ballast water has a patent pending in the US and was the first commercial system to be selected for testing by the US Coast Guard and the US Environmental Protection Agency.

In the Operating Services business, we plan to achieve growth through geographical expansion, both in the US and internationally, especially in Europe and particularly in the UK non regulated water sector and in Italy.

In Analytical Services, our twin focus will be on utilities and on the commercial sector. The utilities sector remains important to us, but we believe there are higher growth opportunities in the commercial sector. Our existing analytical expertise and reputation in the utilities sector are directly relevant to those commercial opportunities. So we are well equipped to grow that side of the business.

In all three areas, we will maintain our cost control and efficiency programmes.

OF OUR BUSINESS

Severn Trent Plc's decision to focus on water also shifted the focus of our corporate responsibility (CR) strategy in 2006/07. Our new strategy on CR is to support the company's drive for excellence by achieving the highest standards on a range of CR subject areas.

Those subjects include: health and safety; climate change; the local environment; engagement with local communities; business ethics; diversity; and investing in people. Further details of our CR strategy, values and action plans are set out on the Severn Trent website (www.severntrent.com).

Indicators presented in this CR section have been independently verified by the external consultants Acona as part of our CR verification programme.

Putting CR at the heart of the business
To be effective, a company's CR strategy must be fully integrated with its core business planning. The strategic and organisational change that took place within Severn Trent in 2006/07 has reinforced this.

As we describe elsewhere in this Annual Report, Severn Trent Water has adopted 20 KPIs by which it will measure performance and set targets. Many of these indicators link directly to the company's CR strategy for example, the KPIs on health and safety, leakage, net energy use, pollution incidents and employee motivation. This ensures that CR is at the very core of Severn Trent Water's activities. Additional CR objectives have been set to ensure focus across all other elements of our CR strategy. Water Technologies and Services has adopted quarterly CR KPIs in the areas of health and safety, climate change, the supply chain and business ethics focusing on its core business.

In addition, the company's Corporate Responsibility Committee, which now meets bimonthly, has introduced a more structured approach to reviewing all areas of our CR performance through the new KPI's and objectives.

As several of our core CR issues now appear in the company's new KPIs, our progress on them in 2006/07 has already been described earlier in this report, in the Performance Review. Below we look at other CR subject areas that have been important to Severn Trent's activities and focus in 2006/07.

Environment
We welcome that climate change has risen up the political and public agenda in 2006/07. Severn Trent Water has been engaged in planning for a changing climate for a number of years. We have built a leading reputation in this area with key stakeholders such as the Carbon Trust. In 2005, we published the Carbon Management report supported by the Carbon Trust. This year we have worked on updating this to take into account the changes within the business.

Our work on climate change focuses on two main aspects: mitigating our impact on climate change; and adapting to it. In turn, mitigation has two main aspects: energy efficiency initiatives; and in-house renewable energy production, primarily biogas CHP. The effects of our work in both these areas are reflected in our KPI on net energy use.

Our work on climate change adaptation involves trying to assess how climate change might impact Severn Trent Water's operations and strategic development. Water supply and sewer flooding are two areas of particular importance.

Key greenhouse gas emissions – Severn Trent Water


Electricity use
353
Electricity use
364
-66
Offset by energy generation
-67
Offset by energy generation
-100
0
100
200
300
400
thousand tonnes CO_2e
2006/07
2005/06

Our Water Resources Plan, sets out our water resources investment programme until 2010 and presents a 25 year development plan to 2030. Whilst we have committed to delivering a 17 Ml/d reduction in leakage over the AMP4 period, our analysis to 2030 shows there is a potential need for new strategic water resource developments and further leakage reductions to counter the effects of climate change on the supply/demand balance for water. We therefore aim to carry out work during AMP4 and AMP5 to understand better the climate change impacts and to plan longer term feasibility studies that will ensure water supply to our customers at least cost to them, whilst still considering the longer term social and environmental impact of future increased water abstraction. A key part of this process will be to continue to reduce demand and promote water efficiency.

Workplace
Over the past two years we have written much about our work to strengthen our internal business culture and ethics. This work continued in 2006/07 making Severn Trent a more open and transparent culture, where there are no barriers to evaluating performance, whether good or bad.

By the end of March 2007, over 550 Severn Trent Water senior and middle managers had attended a training workshop on ethical decision making. We designed this programme with the help of the Institute of Business Ethics. It gives managers a set of principles and tools to deal with ethical challenges in their day to day work. The next phase is to extend the training across the organisation, to reach all employees.

Water Technologies and Services has also implemented a business ethics training program. Employees worldwide attended 'Ethical Behaviour at Work' training which included the Code of Conduct, Business Ethics and Whistleblowing. US staff were in addition involved in 'Fair Treatment' training focusing on maintaining an appropriate workplace.

Another mechanism for improving our business is strengthening the training we give to new managers. In Severn Trent Water we are now taking a more individual approach to new manager development and in addition to an induction 'Stepping Into Management', there are a variety of modules for managers new to their role.

Our employees
Our most important obligation to our employees is to ensure their safety and this is covered in the KPIs. We also have other obligations to our workforce. They include: promoting diversity, investing in training, promoting work life balance; and enabling participation in our employee share ownership schemes.

Severn Trent Water launched an important development scheme in 2006/07. Developing Talent is a structured and inclusive two year development programme for people with high potential in the early stages of their career. Unlike its predecessor, the old graduate scheme, our new programme is now open to current employees, graduates and non graduates as well as externally recruited graduates.

We extended the 2006 apprenticeship recruitment campaign and saw 1,000 applications for 40 roles. The apprentices chosen joined 49 other trainees in distribution and sewerage who began their development programmes earlier in the year. Some of them will be the first in the UK to earn qualifications under the proposed Water Apprenticeship Framework.

In Water Technologies and Services a training program has been specially designed to identify 'tomorrow's technical experts'. Successful applicants receive a personal development plan and time to develop technical capabilities.

A diverse workforce is important to the success of the company and we promote this in our working practices. There is always scope to improve our diversity performance and our measures to do this include: monitoring diversity profiles; targeted recruitment initiatives; diversity awareness training; and benchmarking our policies and practices against best practice organisations. Water Technologies and Services programs such as Affirmitive Action in North America ensure that managers have a diverse applicant pool.

Severn Trent Water has positive working relationships with recognised trade unions. Regular meetings with trade unions provide opportunities for ongoing dialogue and enhancement of their understanding of the issues facing our business.

Marketplace
Severn Trent Water has been working to develop its supply chain assessment processes in 2005/06 and 2006/07. Significant contractors/suppliers have been required for some years to provide information on their health and safety performance and their environmental qualifications and performance. In 2006 we recognised a need to build on that. Therefore, in 2006/07 Severn Trent Water began developing a new standardised risk based approach to supply chain assessment, focusing not just on health and safety and environment, but also on human rights, bribery and corruption. We have been working with Nottingham Trent University in the development of a Supply Chain Diploma in Management Studies a first in the Utility sector. The course participants represent all areas of the supply chain, both internal and external.

Group health and safety

24% improvement in RIDDOR* incident rate

	Per 1,000 employees
2006/07	7.1
2005/06	9.3

*RIDDOR – Reportable Injuries, Diseases and Dangerous Occurrences Regulations

Community
Severn Trent Water's relationship with the regional community is another facet of our CR strategy. Our engagement with the community takes several forms: community investment, community liaison; and educational initiatives.

Our community investment programme focuses on three areas: the natural environment, education; and health and well being. We continued our work with nine partner charities that operate at a local and international level.

We also made a substantial grant to the Severn Trent Trust Fund, as in previous years. This independent charity was established in 1997 to help customers in genuine financial difficulty apply for help with paying water and other utility bills. The trust fund helps customers to become good payers. Our annual funding of the trust is £3.6 million per year.

Our education programme aims to raise awareness of the importance of water and water efficiency. We have continued two main initiatives: our educational centres and BeSmart, an education programme which teaches school children about water efficiency. In 2006/07 over 25,000 children visited our educational centres, while 46 schools took part in BeSmart.

Independent research into the two initiatives, commissioned in 2006/07, shows that both are successful in promoting the health aspects of drinking water and the importance of water efficiency. 'It is clear that children that have direct experience of a Severn Trent Water education initiative are more engaged, active and vocal about their water behaviours,' concluded the researchers.

During the year, the BeSmart programme won a West Midlands Business in the Community Big Tick award for investing in young people. It also won a Utility Week award for best community initiative.

Financial review



Michael McKeon
Group Finance
Director

Financial highlights

	2007	2006	% change
Turnover* (£m)	**1,480.2**	1,455.3	1.7
Profit* before interest, tax and exceptionals (£m)	**405.3**	393.0	3.1
Profit* before interest and tax (£m)	**430.0**	377.3	14.0
Profit* before tax, exceptionals and IAS 39 (£m)	**252.0**	230.2	9.5
Profit* before tax (£m)	**325.5**	177.8	83.1
Earnings* per share before exceptionals, IAS 39 and deferred tax (p)	**82.4**	71.4	15.4
Earnings* per share (p)	**106.1**	52.9	100.6
Final dividend (p)	**38.68**	31.97	21.0
Interim dividend (p)	**22.77**	19.16	18.8
Total dividend for the year (p)	**61.45**	51.13	20.2
Total rebased dividend	**61.45**	57.00	7.8

*From continuing operations

Group results
Group turnover from continuing operations was £1,480.2 million (£1,455.3 million), an increase of 1.7% over last year. The growth in turnover was mainly due to the price increases in Severn Trent Water and organic growth in the Water Purification business partially offset by the disposal of a small business (Pipeline Services) and a reduction in activity in the other businesses.

Group profit from continuing operations before interest, tax and exceptional items was up 3.1% to £405.3 million (£393 million). Beyond the net increase in turnover, the factors affecting profit before interest and tax were cost increases in Water and Sewerage partially offset by margin growth in Water Technologies and Services. There was a net exceptional gain of £24.7 million (exceptional charge of £15.7 million) – see below. Group profit from continuing operations before interest and tax was £430.0 million (£377.3 million).

Water and Sewerage
Turnover in Water and Sewerage increased by 5.8% in 2006/07 to £1,218.1 million. Sales prices increased by 6.58% (including inflation) from 1 April 2006. The price rise represented the 7.23% increase allowed by Ofwat, less a 0.65% voluntary abatement previously announced in 2005/06.

Profit before interest, tax and exceptional items was up by 3.1% on the previous year to £413.0 million. Beyond the increase in turnover a number of factors affected profit before interest, tax and exceptional items, principally: an increase in energy costs of £24 million, other increases, net of efficiencies, in our cost base of £17.4 million, increase in infrastructure renewals expenditure of £3.6 million and an increase in depreciation charges of £10.1 million reflecting the growing asset base.

Financial highlights
During the financial year, Severn Trent Water invested £502 million in fixed assets and maintaining its infrastructure network. Included in this total was net infrastructure maintenance expenditure of £98.0 million.

Adjusting for minor timing differences and modifications to the AMP4 capital programme (notified to Ofwat through the change control process) we are on track to deliver this programme over the AMP4 period. We continue to be in line to achieve around 6% efficiencies compared with Ofwat's Final Determination for AMP4.

Water Technologies and Services

Turnover in Water Technologies and Services was £288.9 million in 2006/07, down 3.6% on 2005/06. As set out in the table below, adjusting for the effect of the sale of a small business (Pipeline Services) and removing the impact of changing exchange rates, turnover rose by 2.4% to £292.6 million. On the same basis, turnover in the US was up by 4%. Turnover in the UK and rest of the world was up by around 3.1% through continued organic growth. Around 43% of Water Technologies and Services' turnover arose from customers in the USA.

	31 March 2007 £m	31 March 2006 £m
Turnover	**288.9**	299.8
Pipeline Services	**(5.1)**	(14.0)
	283.8	285.8
Exchange rate impact	**8.8**	-
	292.6	285.8

Water Technologies and Services' profit before interest, tax and exceptional items increased by 15.2% to £19.7 million. The improvement mainly arises from improved margins across all principal businesses. The impact of changing exchange rates was immaterial.

Corporate and Other

Other Businesses' turnover was down 82.6% to £10.3 million. Corporate and Other incurred a loss before interest tax and exceptional items of £26.3 million (loss of £25.7 million).

Interest and tax

After net interest charges of £153.8 million (£163.9 million) and share of results of associates and joint ventures of £0.5 million (£1.1 million), group profit from continuing operations before tax, exceptional items and IAS 39 fair value adjustments increased by 9.5% to £252.0 million (£230.2 million). Group profit from continuing operations before tax was £325.5 million (£177.8 million).

The total tax charge for the year was £76.9 million (£54.2 million) of which current tax represented £58.5 million (£61.5 million) and deferred tax £18.4 million (credit of £7.3 million). Profit for the period from continuing operations was £248.6 million (£123.6 million).

The effective rate of current tax on continuing businesses, excluding prior year charges and exceptional items, calculated on profit before tax, exceptional items and IAS 39 fair value adjustments was 27% (28.7%). The decrease in effective rate is a result of a lower level of disallowable expenditure. Going forward we expect the effective current tax rate for 2007/08 to be in the range of 25% to 28%.

Discontinued operations

Discontinued operations generated a profit before tax and exceptional items of £59.6 million (£88.2 million). After tax charges of £15.2 million (credit of £11.2 million) and net exceptional charges of £24.4 million (£nil), net profit attributable to discontinued operations was £20 million (£99.4 million).

Earnings per share

Basic earnings per share from continuing and discontinued operations were 114.7 pence (95.9 pence). Adjusted basic earnings per share (before exceptional items, IAS 39 fair value adjustments and deferred tax) were 82.4 pence (71.4 pence), an increase of 15.4%.

Exceptional items

There was a net exceptional gain, on continuing operations, in the year to 31 March 2007 of £24.7 million (exceptional charge of £15.7 million) which comprised:

> a charge of £14.9 million in Severn Trent Water arising from a programme to restructure and realign the business (£11.9 million write off of decommissioned assets and £3.0 million restructuring costs),

> demerger and related costs of £16.7 million (including £7.8 million arising from the settlement of pension obligations); and

> profit on disposal of property and businesses of £56.3 million, comprising:

- profit of £36.2 million arising from the disposal of properties in Severn Trent Water;
- profit on disposal of Aquafin NV of £14.7 million; and
- profit of £5.4 million from the disposal of Severn Trent Property and other property assets in Severn Trent Plc.

There were net exceptional charges of £24.4 million (£nil) on discontinued operations, which comprised:

> profit on disposal of Biffa Belgium of £9.5 million,

> a charge of £31.5 million arising from the impairment of goodwill relating to US Laboratories; and

> loss on disposal of US Laboratories of £2.4 million

Capital structure and dividend policy

During the year the group reviewed its capital structure and its dividend policy in the light of the transformation of its business structure and the focus on water strategy. The greater longer term clarity provided by this strategy enabled the group to declare its intention to raise gearing, as defined by net debt to regulated capital value (net debt/RCV), to 60%. Leading directly from this decision, a special dividend of £575 million was paid on 20 October 2006. The tighter focus of this new strategy also allowed the group to declare a new dividend policy to raise dividends by 3% above RPI inflation through to the end of the current AMP period – 31 March 2010.

Cash flow

	Continuing £m	Discontinued £m	2007 £m	2006 £m
Cash generated from operations	486.5	87.5	**574.0**	758.9
Net capital expenditure	(317.7)	(33.8)	**(351.5)**	(395.9)
Net interest paid	(157.8)	1.4	**(156.4)**	(180.1)
Tax paid	(29.6)	(6.4)	**(36.0)**	(68.3)
Other cash flows	0.8	0.4	**1.2**	(0.2)
Free cash flow	(17.8)	49.1	**31.3**	114.4
Dividends	(739.5)	–	**(739.5)**	(234.3)
Acquisitions and disposals	138.0	–	**138.0**	1.3
Financing	10.0	–	**10.0**	11.6
Change in net debt from cash flows	(609.3)	49.1	**(560.2)**	(107.0)

Operating activities generated a net cash inflow of £574.0 million (£758.9 million). Movements in working capital along with the demerger of Biffa Plc on 9 October 2006, sale of Biffa Belgium, the US Laboratories and the Property businesses have resulted in lower group operating cash flows compared with the previous year. Capital expenditure net of grants and proceeds from asset sales (principally surplus properties) £62.2 million (£8.4 million) was £351.5million (£395.9 million). Net interest paid decreased to £156.4 million (£180.1 million) due to the timing of interest payments on finance leases. Tax payments also fell compared with the prior year to £36.0 million (£68.3 million) due to refunds received relating to tax paid in prior years. Dividends paid, including the special dividend of £575 million, amounted to £739.5 million (£234.3 million). After the receipt of £10.0 million from share options exercised (£11.6 million) and other cash inflows of £1.2 million (outflow of £0.2 million) net debt increased by £560.2 million (£107.0 million) from cash flows.

Net debt at 31 March 2006 was £3,127.6 million (£2,961.1 million). Year end balance sheet gearing is 73.3% (60.9%). Net debt, expressed as a percentage of 31 March 2007 Regulatory Capital Value ("RCV") was 56.4% (56.8%), based on RCV at 31 March 2007 of £5,546 million (£5,209 million). The group's net interest charge, excluding IAS 39 fair value adjustments, was covered 4.2 times (3.8 times) by profit before interest, tax, depreciation and exceptional items, and 2.6 times (2.3 times) by profit before interest tax and exceptionals.

Pensions

The group has four defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations were undertaken for the STPS and another scheme, the Severn Trent Senior Staff Pension Scheme (SSPS), as at 31 March 2004.

On the demerger of Biffa Plc the company entered into an agreement with that company and the trustees of the STPS, the SSPS and the UK Waste Pension Scheme (UKWPS) whereby the assets and liabilities relating to Biffa Plc employees in the STPS and the SSPS would be transferred to the UKWPS with effect from 31 March 2007. The net deficit relating to Biffa employees at the demerger date was £39 million. This has been included in the net assets that formed the dividend in specie on demerger. The reduction in the deficit between the demerger date and 31 March 2007 has been treated as an exceptional loss on settlement of £7.8 million.

On an IAS19 basis, the estimated net position (before deferred tax) of all of the group's defined benefit pension schemes was a deficit of £135.1 million as at 31 March 2007. This compares with a deficit of £221.9 million as at 31 March 2006. The movement in the deficit arose as a result of:

> Additional contributions made during the year of £83 million;

> Net deficit of £31.2 million transferred to Biffa Plc as a result of the demerger;

> Strengthening the actuarial assumption relating to longevity, which increased the deficit by £60 million, offset by an increase in the discount rate which reduced the actuarial value of liabilities by £61.7 million;

> Service cost in excess of normal contributions of £27.2 million resulting from part of the 2006/07 normal contributions having been prepaid in 2005/06; and

> Other actuarial losses of £1.9 million

Total cash contributions to the schemes in the year were £97.4 million (£105.2 million).

The key actuarial assumptions utilised in the valuation were:

	2007	2006
Discount rate	**5.4%**	4.9%
Inflation	**3.0%**	2.7%
Expected return on equities	**8.25%**	8.0%
Life expectancy at age 65		
For current pensioners		
Men (years)	**19.2**	18.3
Women (years)	**22.1**	21.0
For future pensioners currently aged 45		
Men (years)	**19.9**	18.9
Women (years)	**23.0**	21.8

On an IAS19 basis, the funding level has improved from around 86% at 31 March 2006 to around 91% at 31 March 2007.

As at 31 March 2007 the group's defined benefit pension schemes had total assets of approximately £1,365 million, (£1,403 million).

Further details of the group's pension position are contained in note 28 to the accounts.

Dividends
An interim dividend of 22.77p (19.16p) was paid on 24 January 2007. The board is recommending the payment of a final dividend of 38.68p (31.97p) to make a total dividend, excluding the special dividend, of 61.45p (51.13p). Following the demerger of Biffa Plc and the share consolidation that followed, the dividend for the year ended 31 March 2006 was rebased to 57p per share. The total dividend proposed for the year ended 31 March 2007 represents growth of 7.8% on the rebased dividend, in line with the board's previously announced policy.

Treasury management
The group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy Statement. The treasury operation's primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in interest and (to a lesser extent) currency rates and counterparty credit risk. Its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. The board determines matters of treasury policy and its approval is required for certain treasury transactions.

It is the group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability.

The group uses financial derivatives solely for the purposes of managing risk associated with financing its normal business activities. The group does not hold or issue derivative financial instruments for financial trading purposes. The group uses a limited number of currency swaps and interest rate swaps to redenominate external borrowings into the currencies and interest rate coupon required for group purposes.

The group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2007, interest rates for some 68% of the group's net debt of £3,127.6 million were so fixed, at a weighted average interest rate of 5.7% for a weighted average period of 13.5 years. This policy has been implemented by entering into a portfolio of long dated interest rate swaps that hedge the group's economic exposure to changes in interest rates. However, these swaps are not designated to particular liabilities and hence do not meet the criteria for hedge accounting under IAS 39. Consequently the swaps are revalued at each balance sheet date and the change in fair value is taken to the income statement as a finance cost. In the year ended 31 March 2007 £52.7 m was credited (£31.5m charged) to net finance costs in respect of such fair value movements.

The group's business does not involve significant exposure to foreign exchange transactions. Cross currency swaps are employed to exchange foreign currency borrowings for sterling. The group also has investments in various assets denominated in foreign currencies, principally the US dollar and the euro. The group's current policy is to hedge an element of the currency translation risk associated with certain foreign currency denominated assets.

The long term credit ratings of Severn Trent Plc and Severn Trent Water Limited are:

Long term ratings	Severn Trent Water Limited	Severn Trent Plc
Moody's	A2	A3
Standard & Poor's	A	A–

Further details of the group's borrowings, investments and financial instruments are contained in note 20 to the accounts.

Accounting policies and presentation of the financial statements
The Group's financial statements are prepared in accordance with International Financial Reporting Standards that have been ratified by the European Union. There have been no changes in accounting policies during the year ended 31 March 2007.

Following the demerger of Biffa Plc and the disposal of US Laboratories the comparative figures have been restated to reclassify these businesses as discontinued operations. Biffa Belgium, which was also sold during the year, was already classified as a discontinued operation in the previous year since it was held for sale at the previous year end. Severn Trent Property and the former associated company Aquafin NV do not meet the definition of discontinued operations in IFRS 5 and hence are included in continuing operations although they too were sold during the year.

Exchange rates
Approximately 2% of the group's profit before interest, tax and exceptional items and 2% of its operating assets are denominated in US dollars. The trading results of overseas subsidiaries are translated to sterling at the average rate of exchange ruling during the year and their net assets are translated at the closing rate on the balance sheet date.

Supplementary information
For supplementary information including the group's preliminary results presentation, see the Severn Trent website (www.severntrent.com).

Michael McKeon
Group Finance Director

Board of directors



1



2



3



4

1 Sir John Egan MSc (Econ) BSc (67)*
Sir John Egan joined the board in October 2004 and became Chairman on 1 January 2005. He is a director of Warwick Castle Park Trust Ltd and was, until recently, Chairman of Inchcape plc and Harrison Lovegrove & Co Ltd. Sir John worked in the motor industry until 1990 at General Motors, Massey Ferguson and British Leyland, rising to become Chairman and Chief Executive of Jaguar plc. He was Chief Executive of BAA plc from 1990 to 1999 and Chairman of MEPC from 1998 to 2000. He was also President of the Confederation of British Industry from 2002 to 2004. Sir John was knighted in the Queen's Birthday Honours List in 1986. He is a deputy lieutenant of the County of Warwickshire and from September 2007, Chancellor of Coventry University.

2 Colin Matthews MA CEng MBA (51)
Mr Matthews joined the board in October 2003, becoming Group Chief Executive on 1 February 2005. He is a non-executive director of Mondi Ltd and Mondi Plc, currently part of Anglo American Plc. He is a Chartered Engineer and worked for the (American) General Electric Company and then for British Airways, first as Director of Engineering, then as Director of Technical Operations, responsible for all aircraft maintenance, IT and procurement. Mr Matthews was Group Managing Director of Transco from 2001 to 2002 and then CEO of Hays Plc from 2002 to 2004.

3 Michael McKeon MA CA (50)
Mr McKeon joined the board on 13 December 2005 as Group Finance Director. Prior to that, he was Group Finance Director of the buildings materials group Novar Plc. Mr McKeon worked for Rolls Royce Plc from 1997 to 2000 in various senior roles including Finance Director of the Aerospace Group. He has extensive international business experience, having worked overseas for CarnaudMetalbox, Elf Atochem and Price Waterhouse. Mr McKeon is a Chartered Accountant and a Member of the Institute of Chartered Accountants of Scotland.

4 Tony Wray BSc(Hons) (45)
Mr Wray joined the board in March 2005. He is Managing Director of Severn Trent Water Ltd. Prior to that, he was Director of Networks at Eircom, the Republic of Ireland's telephone operator. He joined British Gas in 1983 and held various managerial positions before becoming Head of Asset Management. In 2000 he moved to Transco, first as Director of Asset Management, then as National Operations Director, before being appointed to implement the merger integration of Lattice (Transco) and National Grid Group into National Grid Transco.

5 John Smith FCCA Hon. FRIBA (49)*
Mr Smith joined the board in November 2003. He is currently Chief Executive of BBC Worldwide and has held various other senior positions within the BBC since joining in 1989 including: Finance Director from 1996 to 2006; Director of Finance, Property and Business Affairs from 2000 to 2004; and Chief Operating Officer until 2005. Mr Smith has held a non-executive directorship with Vickers Plc, was a member of the advisory board of Zurich Financial Services UK and was a director of the Royal Television Society. He also served for three years on the Accounting Standards Board until November 2004.



5



6



7



8

6 Martin Houston BSc MSc DIC (49)*
Mr Houston joined the board in September 2003. He is Executive Vice President and Managing Director of BG Group's North American, Caribbean and Global Liquefied Natural Gas business, and a member of their Group Executive Committee. He joined BG Group in 1983 and has held a number of technical and commercial roles with a predominantly international focus. He is a fellow of the Geological Society of London.

7 Richard Davey (58)*
Mr Davey joined the board on 1 January 2006. He is non-executive Chairman of London Capital Holdings Plc and a non-executive director of Yorkshire Building Society and Amlin Plc. He also served as a non-executive director of Freeserve Plc from 1999 to 2001 and of Scottish Widows Fund and Life Assurance Society from 1996 to 2000. The majority of Mr Davey's executive career was spent in investment banking at N M Rothschild & Sons where he served in various roles including Head of Investment Banking. Prior to that, he worked at various organisations including Merrill Lynch International Limited and Exco International Plc.

8 Bernard Bulkin, BS PhD FRSC FRSA FIE (65)*
Dr Bulkin joined the board on 1 January 2006. He is Chairman of AEA Technology Plc, Chairman of Swedish company Chemrec AB and a non-executive director of Accelergy Corporation in California. He is also a Venture Partner at Vantage Point, an international venture capital firm and a Commissioner on the UK Sustainable Development Commission. In 2003 he retired as Chief Scientist at BP Plc, where he had worked for eighteen years.

*Non-executive director

Membership of board and management committees is as detailed below:

Board committees
Audit Committee
J B Smith (Chairman)
B Bulkin
R H Davey
F B Smith (Secretary)

Remuneration Committee
R H Davey (Chairman)
B Bulkin
Sir John Egan
M J Houston
F B Smith (Secretary)

Nominations Committee
Sir John Egan (Chairman)
B Bulkin (c)
R H Davey (c)
M J Houston
C S Matthews
J B Smith (c)
F B Smith (Secretary)

(c) = Core Members

Corporate Responsibility Committee
B Bulkin (Chairman)
Sir John Egan
C S Matthews
F B Smith (Secretary)

Management committee
Executive Committee
C S Matthews (Chairman)
A Ballance
C J Ford
P J Gavan
L F Graziano
M J Kane
R S Martin
M J E McKeon
J C O'Sullivan
A J Richmond
S C Smedley
A P Smith
F B Smith
J van den Arend Schmidt
A P Wray

Senior independent non-executive director
R H Davey

Group General Counsel and Company Secretary
F B Smith

Directors' report

The directors present their report, together with the audited financial statements of the group for the year ended 31 March 2007.

Principal activity
The principal activity of the group is the supply of water and the treatment and disposal of sewage.

Details of the principal joint venture, associated and subsidiary undertakings of the group at 31 March 2007 appear in notes 18, 19 and 41 to the financial statements on pages 67, 68 and 88.

Business review
The Chairman's statement, the Group Chief Executive's review and the report and performance reviews for the group's main businesses on pages 4 to 23 provide detailed information relating to the group and its strategy, the operation of its businesses, and the results and financial position for the year ended 31 March 2007.

Details of the principal risks and uncertainties facing the group are set out in the corporate governance report on page 33.

All of the above are incorporated by reference in (and shall be deemed to form part of) this report.

Research and development
Expenditure on research and development including amounts capitalised as tangible fixed assets related to research and development, amounted to £4.2 million (2006: £5.4 million).

Treasury management
The disclosures required under the EU Fair Value Directive in relation to the use of financial instruments by the company are set out in note 20 to the accounts on page 69.

Post balance sheet events
Details of post balance sheet events are set out in note 39 to the group financial statements.

Dividends
An interim dividend of 22.77 pence per ordinary share was paid on 24 January 2007. The directors recommend a final dividend of 38.68 pence per ordinary share to be paid on 3 August 2007 to shareholders on the register on 29 June 2007. This would bring the total dividend for 2006/07, excluding the special dividend paid on 20 October 2006, to 61.45 pence per ordinary share (2006: 51.13p). The payment of the final dividend is subject to shareholder approval at the Annual General Meeting.

Directors and their interests
Details of changes to the board during the year and of the directors offering themselves for reappointment at the Annual General Meeting are set out on pages 29 and 31 respectively.

Details of directors' service contracts are set out in the directors' remuneration report on page 40.

The interests of the directors in the shares of the company are shown on pages 42 and 43.

Biographies of the directors currently serving on the board are set out on pages 24 and 25.

Directors' responsibilities statement
The directors are responsible for preparing the financial statements. The directors have chosen to prepare the financial statements for the group in accordance with International Financial Reporting Standards (IFRS) and for the company in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP).

In the case of IFRS financial statements, International Accounting Standard 1 requires that the financial statements present fairly for each financial year the company's financial position, financial performance and cash flows. Directors are also required to: properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's performance; and prepare the financial statements on a going concern basis unless, having assessed the ability of the company to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

In the case of UK GAAP financial statements, the directors are required to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing the financial statements, the directors are required to: select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for ensuring that the company keeps proper accounting records which disclose, with reasonable accuracy, at any time, the financial position of the company. The directors are also responsible for: safeguarding the assets of the company and the group; taking reasonable steps for the prevention and detection of fraud and other irregularities; the preparation of the report of the directors and the directors' remuneration report which comply with the requirements of the Companies Act 1985; and ensuring the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors indemnities
The company's Articles of Association provide that directors of the company shall be indemnified by the company against any costs incurred by them in carrying out their duties including defending any proceedings brought against them arising out of their positions as directors in which they are acquitted or judgement is given in their favour or relief from any liability is granted to them by the court.

Supplier payment policy
Individual operating companies within the group are responsible for establishing appropriate policies with regard to the payment of their suppliers. The companies agree terms and conditions under which business transactions with suppliers are conducted. It is group policy that provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms. It is also group policy to ensure that suppliers know the terms on which payment will take place when business is agreed. Details of supplier payment policies can be obtained from the individual companies at the addresses shown in note 41 to the financial statements on page 88. Trade creditors for the company at the year end are estimated as representing 11 days' purchases (2006: nil days' purchases).

Contributions for political and charitable purposes
Donations to charitable organisations during the year amounted to £277,476 (2006: £487,422). The company focuses on the development of long term partnerships with charities close to its major sites which reflect the three core aims of promoting the natural environment, education and building communities. The company is also committed to supporting WaterAid, the UK's only major charity dedicated to providing safe domestic water and sanitation to the world's poorest people.

The company's policy is not to make any donations to political parties. However, the Political Parties Elections and Referendums Act 2000 (the relevant provisions of which are now contained in Part XA of the Companies Act 1985) requires certain types of expenditure on political events to be preapproved by shareholders. At the 2006 Annual General Meeting, shareholders gave the company authorities to cover such expenditure until the 2009 Annual General Meeting. Pursuant to those authorities, during the year ended 31 March 2007 the group incurred costs of £nil (2006: £6,000).

Substantial shareholdings
As at 5 June 2007 the company had been notified under the Disclosure and Transparency Rules of the following major shareholdings:

	Number of ordinary shares of 97¹⁷⁄₁₉ p each	%
Barclays plc	8,412,304	3.61
Legal & General Investment Management Limited	8,235,812	3.53

Share capital
The company was given authority at its Annual General Meeting in 2006 to make market purchases of ordinary shares up to a maximum number of 34,909,675 shares. Similar authority will again be sought from shareholders at this year's Annual General Meeting. No market purchases were made by the company during the year ended 31 March 2007.

Details of movements in share capital are shown in note 30 to the financial statements on page 80.

Employees
The average number of employees within the group is shown in note 9 to the financial statements on page 60.

Severn Trent operates a non discriminatory employment policy and full and fair consideration is given to applications for employment by disabled persons where they have the appropriate skills and abilities. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the group continues and that appropriate training adjustments are made. It is the policy of the group that the training, career development and promotion opportunities of disabled persons should, as far as possible, be identical to that of other employees.

The group actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of its activity and financial performance by way of briefings and publication to staff of all relevant information and corporate announcements. The Severn Trent Sharesave Scheme, an all employee SAYE plan, is offered by the group on an annual basis and helps to develop employees' interest in the company's performance.

Further details of arrangements relating to employee involvement are described in the corporate responsibility report on pages 18 to 19.

Auditors
In the case of each of the persons who are directors of the company at the date when this report was approved:

> so far as each of the directors is aware, there is no relevant audit information of which the company's auditors are unaware; and

> each of the directors has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Relevant audit information means information needed by the company's auditors in connection with preparing their report.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Deloitte & Touche LLP has indicated its willingness to continue as auditors, accordingly a resolution to reappoint them will be proposed at this year's Annual General Meeting.

The reappointment of Deloitte & Touche LLP has been approved by the Audit Committee, who will also be responsible for determining their audit fee on behalf of the directors.

Accounts of Severn Trent Water Limited
Regulatory accounts for Severn Trent Water Limited are prepared and sent to the Water Services Regulatory Authority. A copy of these accounts will be available from the website of Severn Trent Water Limited (www.stwater.co.uk) or on written request to the Company Secretary (at the address given on the back cover). There is no charge for this publication.

Directors' report continued

Going concern
The board has a reasonable expectation that the group and the company have adequate resources to continue in operational existence for the foreseeable future. Accordingly the financial statements set out on pages 45 to 88 and 90 to 98 have been prepared on the going concern basis.

Annual General Meeting
The Annual General Meeting of the company will be held at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ at 11.00am on Tuesday 24 July 2007. The notice convening the meeting, together with details of the business to be considered and explanatory notes for each resolution, is distributed separately to shareholders. It is also available on the company's website: www.severntrent.com

By order of the board

Fiona Smith
Group General Counsel and Company Secretary
5 June 2007

Corporate governance report

Corporate governance
During the year, and as part of our strategy of focusing on water, all the current executive and non-executive directors of Severn Trent Plc were appointed to similar positions on Severn Trent Water Limited. Since March 2007 the boards of directors of Severn Trent Plc and Severn Trent Water Limited have been identical.

Severn Trent attaches great significance to the maintenance of good corporate governance procedures and adherence to best practice recognising that they play their part in creating a framework which can provide increased benefits for shareholders.

Compliance statement
This report describes how Severn Trent has applied the principles of good corporate governance as set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the "Combined Code"). Apart from the matter detailed below the company has complied throughout the financial year ended 31 March 2007 with all of the Combined Code provisions. During the year, the company decided to take advantage of the relaxations that will be permitted by the updated version of the Combined Code issued by the Financial Reporting Council in June 2006 for reporting years starting on or after 1 November 2006. Accordingly, Sir John Egan was appointed to the Remuneration Committee on 3 November 2006.

The board
Board structure
The board consists of a non-executive Chairman, three executive directors and four non-executive directors. In accordance with the Combined Code, separate individuals, Sir John Egan and Colin Matthews, are appointed to the positions of Chairman and Group Chief Executive respectively. Richard Davey is the senior independent non-executive director.

The board has reviewed the status of the non-executive directors and considers them all to be independent in character and judgement and within the definition of this term in the Combined Code. The test of independence is not appropriate in relation to the Chairman.

The Chairman and the non-executive directors contribute external expertise and experience in areas of importance to the group such as corporate finance, general finance, corporate strategy, environmental matters, general management and corporate governance. They also provide independent challenge and rigour to the board's deliberations.

Collectively, the board is satisfied it has all of the necessary skills, experience and qualities to lead the company.

Directors and their interests
The names and biographies of the directors currently serving on the board are set out on page 24. The following also served as directors during the year:

> Martin Flower retired from the board as a non-executive director on 10 June 2006;
> Marisa Cassoni retired from the board as a non-executive director on 6 October 2006;
> Martin Bettington retired from the board as an executive director on 6 October 2006; and
> Rachel Brydon Jannetta retired from the board as an executive director on 29 December 2006

The training needs of all directors are kept under review and appropriate training identified as part of a continuing process.

Details of the directors' service agreements, emoluments, the interests of directors and their immediate families in the shares of the company and in awards or options over such shares granted under the company's Long Term Incentive Plans and Sharesave Scheme are shown in the directors' remuneration report on pages 34 to 43.

Operation of the board
The board has ultimate responsibility for ensuring that the company is properly managed and achieves the strategic objectives it sets. It has an agreed schedule of matters reserved to it, which includes setting long term strategic and business objectives, overseeing the company's internal control systems and ensuring that appropriate resources are in place to enable the company to meet its objectives.

The board meets at least ten times in each calendar year and convenes additional meetings as and when required. Details of the number of board and committee meetings and the attendance of the directors at those meetings are shown on page 31.

The Chairman has prime responsibility for the effective workings of the board and agrees the agenda in consultation with the Group Chief Executive and Company Secretary. Papers, including minutes of board committees held since the previous board meeting and reports from each of the executive directors responsible for the group's operating businesses or key central functions, are circulated in advance of each meeting. In addition to the board meetings, the Chairman meets with the non-executive directors without the executive directors present. The non-executive directors, led by the senior independent non-executive director, also have an annual meeting where there is an opportunity for them to meet without the Chairman to appraise the Chairman's performance.

The Group Chief Executive is responsible for the executive management of all of the group's businesses and for implementing board strategy and policy within approved budgets and timescales. The Group Chief Executive is supported by the Executive Committee. Membership of the Executive Committee is shown on page 25 and comprises the executive directors and senior managers responsible for key central and operational functions.

Procedures are in place which allow directors to take independent professional advice in the course of their duties and all directors have access to the advice and services of the Company Secretary. Where a director has a concern over any unresolved business he is entitled to require the Company Secretary to minute that concern. Should he later resign over this issue, the Chairman will bring it to the attention of the board.

Severn Trent purchases directors and officers' liability and indemnity insurance to cover its directors and officers against the costs of defending themselves in civil proceedings taken against them in that capacity and in respect of damages resulting from the unsuccessful defence of any proceedings.

Board committees
The board has established an effective committee structure to assist in the discharge of its responsibilities. The terms of reference of the Audit, Remuneration and Nominations Committees (the "Principal Committees") comply with the provisions of the Combined Code and are available for inspection on the company's website (www.severntrent.com) or may be obtained on written request from the Company Secretary at the address given on the back cover.

Each of the Principal Committees has reviewed its effectiveness and terms of reference during the year and any necessary actions have been identified and reported to the board.

The membership of all board committees is set out on page 25.

Audit Committee
The Audit Committee is chaired by John Smith. Its membership comprises Bernard Bulkin and Richard Davey. Only independent non-executive directors may serve on the committee. John Smith has been identified by the board as having recent and relevant financial experience.

The committee meets with the group's external auditors (the "Auditors") at least four times a year. By invitation of the committee other individuals such as the Chairman, Group Chief Executive, Group Finance Director and Group Director of Internal Audit will normally be in attendance for all or part of those meetings. The committee and the Auditors also hold separate meetings without the attendance of executive management.

In their assessment of the independence of the Auditors, the committee receives annually in writing details of relationships between the Auditors and the group, which may bear on the Auditors' independence and receives confirmation that they are independent of the group as required by International Auditing Standard 260.

The committee annually approves the level of the Auditors' fees in respect of the audit of the financial statements of the group and its subsidiaries at the same time as considering the adequacy of the Auditors' proposed audit plan.

A formal policy, which includes fee limits, has been adopted for non audit services. Any material project work where fees payable to the Auditors are likely to exceed £100,000 must be approved by the Audit Committee. Where fees are expected to exceed £500,000 the project work would normally be the subject of a competitive selection process. The level of non audit services provided by the Auditors and the associated fees are considered annually by the committee, in the context of the Auditors' independence, as part of the committee's review of the adequacy and objectivity of the audit process. An analysis of fees payable to the Auditors in respect of audit and non audit services is provided on page 59.

It is the group's policy to seek rotation of the Auditors' principal engagement partner as a matter of course every five years and of other key members of the audit team, where deemed appropriate by the Audit Committee.

The Audit Committee has, throughout the year, monitored the integrity of the financial statements together with the company's formal announcements relating to its financial performance, paying particular attention to significant reporting judgements contained therein.

The Audit Committee has reviewed risk management and the effectiveness of the system of internal control during the year ended 31 March 2007 and has reported to the board on the outcome of this review.

The effectiveness of the group's internal audit function has been reviewed by the Audit Committee.

The Audit Committee reviews annually the group's formal whistle blowing policy that deals with allegations from employees relating to breaches of the group's Code of Business Principles and Conduct.

Remuneration Committee
The Remuneration Committee is chaired by Richard Davey. The other members of the Committee are Bernard Bulkin, Sir John Egan and Martin Houston. Only independent, non-executive directors, and the Chairman, who was considered independent on appointment, may serve on the committee. Sir John Egan was appointed to the committee on 3 November 2006. The Group Chief Executive also attends Remuneration Committee meetings at the invitation of the Remuneration Committee Chairman. The committee will normally meet at least four times a year.

The Remuneration Committee determines, on behalf of the board, the Severn Trent policy on the remuneration of executive directors and the Chairman of the board, and is consulted by the Group Chief Executive regarding remuneration for a number of the group's senior executives.

Further information on the activities of the Remuneration Committee is given in the directors' remuneration report on pages 34 to 43.

The directors' remuneration report also describes how the principles of the Combined Code are applied in respect of remuneration matters and includes a statement on the company's policy on directors' and senior executives' remuneration, benefits, share scheme entitlements and pension arrangements.

A resolution to approve the directors' remuneration report will be proposed at the Annual General Meeting.

Nominations Committee
The Nominations Committee is chaired by Sir John Egan and its members are the Group Chief Executive and all non-executive directors. The committee's core members are Bernard Bulkin, Richard Davey and John Smith. All other non-executive directors will attend meetings subject to their availability. Other executive directors, senior management and external advisors may be invited to attend meetings as considered appropriate. The Nominations Committee has responsibility for considering the size, structure and composition of the board of the company, retirements and appointments of additional and replacement directors, succession planning and making recommendations so as to maintain an appropriate balance of skills and experience on the board. The committee meets at least three times a year.

No board appointments were made during the year.

Corporate Responsibility Committee
The Corporate Responsibility Committee is chaired by Bernard Bulkin and its members are Sir John Egan and Colin Matthews. Other executive directors and senior management involved with managing businesses or formulating policies within the group are regularly invited to attend committee meetings. The committee's main responsibility is to develop, review and promote policies to further the group's environmental values in its business, workplace and community engagement activities. The committee's terms of reference may be viewed on the company's website (www.severntrent.com). Details of the group's corporate responsibility activities may be found on pages 18 to 19.

Meetings
Details of the board and Principal Committees' meetings attended by each director during the year are as follows:

	Plc board	Audit	Remuneration	Nominations
Number of Meetings	13	6	7	5
Sir John Egan[5]	13	–	2	5
M J Bettington[1]	8	–	–	–
R S Brydon Jannetta[2]	9	–	–	–
B Bulkin[6]	11	5	3	5
M L Cassoni[3]	6	3	3	1
R H Davey	11	6	6	5
M C Flower[4]	2	–	2	2
M J Houston	12	–	7	5
C S Matthews	13	–	–	–
M J E McKeon	13	–	–	–
J B Smith	13	6	–	5
A P Wray	13	–	–	–

1 – Resigned 6/10/06
2 – Resigned 29/12/06
3 – Resigned 6/10/06
4 – Resigned 10/6/06
5 – Appointed Remuneration Committee 3/11/06
6 – Appointed Remuneration Committee 3/11/06

Directors' interests in contracts
No director had a material interest at any time during the year in any contract of significance, other than a service contract as shown in the directors' remuneration report on page 40, with the company or any of its subsidiary undertakings.

Remuneration
The directors' remuneration report, which includes a statement on the company's policy on directors' and senior executives' remuneration, is set out on pages 34 to 43.

Reappointment
The company's Articles of Association require all directors to submit themselves for reappointment at least every three years. This provision also ensures that, as a minimum, one third of the board of directors, together with any director appointed since the last Annual General Meeting, retires each year and, if eligible and so desires, stands for reappointment at the Annual General Meeting. directors retire on the basis of their length of service since their last election.

Sir John Egan and Tony Wray are the directors retiring by rotation and offer themselves for reappointment.

The Nomination Committee has formally reviewed the performance, contribution and commitment of each of the retiring directors and has recommended their reappointment to the board.

Performance and effectiveness reviews
During the year the board, with the help of an outside facilitator, carried out a formal evaluation of its performance and that of its committees as well as the individual performance of directors. Each director and the Company Secretary answered a questionnaire on his/her perception of the composition, operation and effectiveness of the board and its committees and on the performance of the Chairmen of the board and principal committees as well as individual directors. In addition they were interviewed by the facilitator to explore certain issues in greater depth and to identify areas requiring improvement. Finally the process reviewed progress against actions identified in last year's review. The conclusion of the evaluation was discussed in detail by the board.

Shareholders

Relations with shareholders

The board recognises the importance of representing and promoting the interests of its shareholders and that it is accountable to shareholders for the performance and activities of the company.

The annual report and accounts is the principal means of communicating with shareholders. The company's website (www.severntrent.com) contains complete versions of such reports along with other information relevant to shareholders.

In respect of the company's Annual General Meeting the board encourages shareholders to attend and exercise their right to vote. The notice of meeting and related papers are sent to shareholders at least 20 working days before the meeting. Separate resolutions are proposed on each substantially separate issue. Details of the proxy votes for and against each resolution and the number of abstentions are indicated after the result of the vote on a show of hands.

Shareholders are given the opportunity to meet with the board before and after the Annual General Meeting. Presentations are made on the group's activities and performance prior to the formal business of the meeting. Shareholders have the opportunity to ask questions of the board and present their views. The chairmen of the Audit, Remuneration and Nominations Committees, together with all other directors will normally attend the Annual General Meeting.

The company announces its results on a half yearly basis. Presentations are made to analysts and shareholders following the release of the interim and year end results. The Group Chief Executive and Group Finance Director meet shareholders during the year. The Chairman and, if appropriate, the senior independent non-executive director are available to meet shareholders if required. The board receives written feedback following meetings with institutional shareholders.

Internal control

Internal control and risk management

The board has overall responsibility for the group's system of internal control and for reviewing its effectiveness.

The board reviews the effectiveness of the system of internal control, including financial, operational, compliance and risk management, at least annually in accordance with the requirements of the Combined Code and the guidance set out within it. The system of internal control is reviewed for effectiveness and adequacy.

Such systems can only provide reasonable and not absolute assurance against material misstatement or loss, as they are designed to manage rather than eliminate the risk of failure to achieve business objectives.

The board reviews risk management and the effectiveness of the system of internal control through the Audit Committee. The board also keep under review ways in which to enhance the control and audit arrangements in the group. The Audit Committee receives reports every six months from the Group Chief Executive on the significant risks faced by the group, an assessment of the effectiveness of controls over each of those risks and an action plan to improve controls where this has been assessed as necessary. Any significant control weaknesses that have been identified as requiring remedy are also reported to the Audit Committee. The Auditors also report on significant control issues to this committee. The Internal Audit department provides objective assurance and advice on risk management and control.

The board confirms that procedures providing an ongoing process for identifying, evaluating and managing the principal risks faced by the group, have been in place for the year to 31 March 2007 and up to the date of the approval of the Annual Report.

Key elements of the group's processes and procedures are: an organisation structure with clear lines of accountability; regular, structured reviews of business risk by senior management; a scheme of delegated authority; pre-approval of plans, budgets and significant investments; monthly reporting and monitoring of financial results, regulatory compliance and other key business measures; and independent assurance provided by both internal and external auditors.

Work continues to review and improve the system of internal controls across the group. Any controls weaknesses identified have action plans to remedy them and those plans are monitored by the Audit Committee and management team.

Principal risks
Through its business operations the group is exposed to a number of commercial risks and uncertainties which could have a material impact on our businesses, financial condition, operations and reputation, as well as the value and liquidity of our securities. Not all of these factors are within our control and, in addition, other factors besides those listed below may have an adverse effect on the group.

Changes in law or regulation in the countries and types of business in which we operate could have an adverse effect on our business and operations.
Regulatory decisions in relation to our businesses, e.g. on whether licences or approvals to operate are renewed, whether market developments have been satisfactorily implemented, on the level of permitted revenues for our businesses, whether there has been any breach of the terms of a licence or an approval, could have an adverse impact on the results of our operations, cash flows, financial condition of our businesses and the ability to develop those businesses in the future.

The results of our operations depend on a number of factors relating to business performance, including the ability to outperform regulatory targets and deliver anticipated cost and efficiency savings.
Earnings from our regulated water business will be affected by our ability to meet or better our regulatory targets set by Ofwat, the Environment Agency, Drinking Water Inspectorate and other regulators. To meet these targets, we must continue to improve management processes and operational performance. In addition, earnings from a regulated business also depend on meeting service quality standards set by regulators. To meet these standards we must improve service reliability and customer service. If we do not meet these targets and standards, both our results and our reputation may be adversely affected and fines could be imposed.

Various government environmental protection and health and safety laws and regulations govern our businesses.
These laws and regulations establish, amongst other things, standards for drinking water and discharges into the environment which affect our operations. In addition, our businesses are required to obtain various environmental permissions from regulatory agencies for their operation. Environmental laws and regulations are complex and change frequently. These laws and their enforcement have tended to become more stringent over time, both in relation to their requirements and in the levels of proof required to demonstrate compliance. While we believe we have taken account of the future capital and operating expenditure necessary to achieve and maintain compliance with current and foreseeable changes in laws and regulations, it is possible that new or stricter standards could be imposed or current interpretation of existing legislation amended, which will increase the group's operating costs or capital expenditure by requiring changes and modifications to its operations in order to comply with any new environmental laws and regulations.

The failure of our assets or our inability to carry out critical operations could have a significant impact on our financial position and our reputation.
We may suffer a major failure in our assets which could arise from a failure to deliver the capital investment programme for our businesses or to maintain the health of our systems. Any failure could cause us to be in breach of a licence or approval and even incidents that do not amount to a breach could result in adverse regulatory action and financial consequences, as well as harming our reputation. Severn Trent Water's regulated business controls and operates water and sewerage networks and undertakes maintenance of the associated assets with the objective of providing a continuous service. The failure of a key asset could cause a significant interruption to the supply of services, which may have an adverse effect on the group's operating results or financial position. In addition water supplies may, inter alia, be subject to contamination from the development of naturally occurring compounds and pollution from man made sources and these may have an adverse effect on our operating results or financial position. The group could also be held liable for human exposure to hazardous substances or other environmental damage.

In addition, we are subject to other risks which are largely outside our control, such as the energy costs, impact of climate change, weather or unlawful acts or third parties, including terrorist attacks, sabotage or other international acts which may also physically damage our business or otherwise significantly affect corporate activities and, as a consequence, affect the results of our operations and our financial position.

External factors could affect the group's pension schemes and adversely impact on our financial position.
Pension assets and liabilities (pre tax) of £1,364.6 million and £1,499.7 million are held in the group's balance sheet as at 31 March 2007. Movements in equity markets, interest rates and life expectancy could materially affect the level of surpluses and deficits in the schemes and could prompt the need for the group to make additional pension contributions in the future. The key assumptions used to value our pension liabilities are set out in note 28 on page 77.

The group's financial position and business results could be adversely affected if its existing funding arrangements are materially altered.
The main risks faced by the group in its treasury operations relate to material external changes to current arrangements. In the debt markets, factors such as borrowing restrictions or changes to credit ratings could mean we were unable to finance ourselves or be forced to pay too high a price for that finance. In terms of our borrowings a proportion is subject to variable interest rates and any increase in those rates could increase our borrowing costs. In addition we undertake financial transactions with a number of institutions and we could suffer a financial loss it any of those counterparts were to fail.

Directors' remuneration report

This report provides the information required by the Directors' Remuneration Report Regulations 2002. It also describes how the principles of the Financial Reporting Council's Combined Code on Corporate Governance (the 'Combined Code') are applied by the company in relation to directors' remuneration and sets out the remuneration policy for the year ended 31 March 2007 and subject to ongoing review, the current and forthcoming financial years.

Remuneration Committee
The Remuneration Committee determines, on behalf of the board, the company's policy on the remuneration of executive directors and the Chairman of the board. The committee determines the total remuneration packages and contractual terms and conditions for these individuals. The committee is also consulted on the remuneration policy for the next band of senior executives. The policy framework for remunerating all senior executives is consistent with the approach taken for executive directors.

The committee is comprised exclusively of independent non-executive directors of the company, with the exception of Sir John Egan, the company Chairman who was independent on his appointment to the board. The members of the committee during the year were:

> Richard Davey (Chairman from 11/06/06)
> Martin Flower (Chairman until 10/06/06)
> Bernard Bulkin (from 03/11/06)
> Marisa Cassoni (until 06/10/06)
> Sir John Egan (from 03/11/06)
> Martin Houston

With the exception of Sir John Egan, the committee members have no personal financial interest, other than as shareholders, in the matters to be decided. As stated above, as company Chairman, Sir John Egan's fees are set by the committee and Sir John Egan is not party to this discussion. The constitution and operation of the committee comply with the Combined Code except that Sir John Egan's appointment to the committee was made in advance of the appropriate reporting period (as disclosed in the Corporate Governance Report on page 29). In setting performance related remuneration, the committee has regard to the provisions set out in Schedule A to the Combined Code.

Advisers
To ensure that the company's remuneration practices are market competitive, the committee has access to detailed external research on market data and trends from experienced specialist consultants.

The committee has received material advice from New Bridge Street Consultants LLP which have been appointed by the committee for the purpose of providing this advice. New Bridge Street Consultants LLP, the principal adviser to the committee, has not provided any other services to the company.

The Chairman of the board, (prior to his appointment to the Committee), the Group Chief Executive and the Group Human Resources Director, Andy Smith (until 31 January 2007) and Sally Smedley (from 12 February 2007), also attended some meetings to provide advice and respond to specific questions. Such attendances specifically excluded any matter concerning their own remuneration. The Company Secretary acts as secretary to the committee.

The committee's terms of reference can be viewed on the company's website at www.severntrent.com or requested from the Company Secretary (at the address on the back cover). The terms of appointment for New Bridge Street Consultants LLP are also available on request from the Company Secretary.

Remuneration policy
The company's continuing remuneration policy for executive directors is to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. The remuneration package is based on the following principles:

> Incentives are aligned with the interests of shareholders and seek to reward the creation of long term value;
> Reward elements are designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package and typically comprise at least 50% of total remuneration, if paid at the maximum;
> The total remuneration package for on target performance should be fully competitive, but not excessive, in the relevant market;
> Packages are structured flexibly to meet critical resource needs and retain key executives.

Each year, the committee reviews the remuneration policy for executive directors and other senior executives, taking into account both the external market and the company's strategic objectives over the short and the medium term. In respect of 2007/8, as outlined in greater detail later in this report, the committee has particularly focussed on the balance of variable remuneration and the split between short term and longer term targets.

As a consequence, whilst the committee is satisfied with the appropriateness of the overall quantum of rewards available, it has decided that, at least in respect of 2007/8, an increased weighting should be placed on the annual bonus (with the compulsory deferral of a proportion of bonus), with a corresponding reduction in the LTIP award to be made. The reason for this rebalancing reflects the company's stated objective of improving operating efficiencies via the identification of clear, focused KPIs which the committee believes can best be set and measured over 12 month periods.

Total remuneration package
The chart below shows the expected values of salary, bonus and long term incentives for target performance for the executive directors. The committee considers the mix between fixed and performance pay to be appropriate.



Chief Executive
Finance Director
MD Severn Trent Water
0%
20%
40%
60%
80%
100%
Salary
Target bonus (cash)
Target bonus (deferred shares)
Expected value of LTIP Awards

Personal shareholdings
The company operates shareholding guidelines under which executive directors are expected to build and maintain a minimum holding of shares in the company. The Group Chief Executive is expected to build and maintain a holding of shares to the value of 1.5 x base salary and other executive directors 1 x base salary. Executive directors are expected to retain at least half of the shares they receive through the Long Term Incentive Plans or other share based plans until they meet the guideline holdings within five years. If insufficient shares are awarded within five years then this timescale will be extended.

Through a variety of share schemes, all employees are encouraged to hold shares in the company.

External directorships
Executive directors are encouraged to take on external non-executive directorships, though normally only one other FTSE 100 appointment. In order to avoid any conflicts of interest, all such appointments are subject to the approval of the Nominations Committee. Executive directors are normally only permitted to retain the fees arising from one such appointment. None of the executive directors currently hold any such appointments.

Chairman and other non-executive directors
The remuneration policy for non-executive directors, other than the Chairman, is determined by the board, within the limits set out in the Articles of Association.

During the year, Sir John Egan was paid fees of £230,000 for his role as Chairman. This included £34,500 paid in the form of shares. Sir John is provided with a company car, but does not participate in any of the company's pension arrangements, share or bonus schemes.

Until retiring from the board on 10 June 2006, Martin Flower received fees of £19,300 for his role as Deputy Chairman. He did not participate in any of the company's pension arrangements, share or bonus schemes nor received benefits in kind. His fees included the premiums for chairing the Remuneration Committee and being the senior independent non-executive director.

Remuneration for non-executive directors, other than the Chairman, comprises an annual fee for acting as a non-executive director of the company and additional fees for acting as:

> Chairman of a board committee (£15,000 p.a. for the Audit and Remuneration Committees and £10,000 p.a. for the Corporate Responsibility Committee);
> Member of a board committee who is not the chairman of that committee (£3,000 p.a. per committee other than for the Nominations Committee for which no fee is paid);
> Senior independent non-executive director (£10,000 p.a.).

The company Chairman does not receive any additional fees for committee memberships.

Save for John Smith, whose total fees are paid directly to his employer, non-executive directors receive 90% of their total fees in cash and the remaining 10% is used to purchase shares in the company. A similar arrangement is in place for the Chairman but with 85% of fees paid in cash and 15% used to buy shares in the company. The Chairman and non-executive directors are expected to retain those shares for the duration of their appointment with the company. Non-executive directors are not eligible to participate in share or bonus schemes nor is any pension provision made.

The non-executive directors do not have service contracts or consultancy agreements with any group company, but they do have letters of appointment.

Remuneration arrangements for executive directors
The remuneration arrangements for executive directors comprise the following elements:

> Base salary and benefits;
> Annual bonus plan;
> Long Term Incentive Plans;
> Post retirement benefits.

Details of each of the above elements are as follows:

Base salaries and benefits
Base salaries are a fixed cash sum payable monthly. The company's policy is to set the salary for each executive director having regard to the market median for similar roles in publicly quoted companies of a comparable size and, so far as practical, undertaking similar activities. Salaries for individual directors are reviewed annually by the remuneration committee. From 2007 the remuneration committee agreed that salary increases will take effect from 1 July in line with the rest of the business. Salaries are set with reference to individual performance, experience and contribution, together with developments in the relevant employment market and internal relativities.

Executive directors' salaries have recently been reviewed for the financial year 2007/08. They are as follows:

Director	Salary wef July 07	Increase
Colin Matthews	£580,000	3.6%
Michael McKeon	£400,000	8.1%
Tony Wray	£300,000	9.1%

The increase for the Group Chief Executive reflects general inflation as well as the market rate, whilst Tony Wray received a larger increase to reflect his progression within his role. Michael McKeon joined the company in December 2005 and, consistent with the company's approach for new appointments, did not receive an increase last year. He has therefore been awarded a larger than normal increase for 2007, reflecting a recognition of his contribution, his development with the role and the time elapsed since joining the company.

In 2006/07 there were eight executives immediately below board level who were paid salaries of between £150,000 and £250,000 per annum.

Salary £000	Number of Executives
150-200	3
201-250	5

The non salary benefits for executive directors comprise the use of company car or allowance, fuel, private medical insurance, life assurance and an incapacity benefits scheme. Private medical insurance and some other benefits may be flexed under the company's flexible benefits scheme. As they are flexing within the same value of overall package, their individual choices are not reflected in the table of directors' emoluments on page 41.

Annual bonus plan 2006/07
Executive directors are eligible for annual bonuses to encourage improved performance, with financial and non financial targets established by the committee to align executive directors' interests with shareholders. In 2006/07 financial targets comprised profitability (plus return on capital employed for Martin Bettington and operational cashflow for Tony Wray). Non financial targets comprised the achievement of personal objectives and specific targets relating to health and safety performance. Following the publication of last year's report, the bonus arrangements for Tony Wray were amended to bring them in line with the other senior managers in Severn Trent Water and his non financial targets include operational performance and customer service measures.

Given the prime importance which the board and the committee place on health and safety issues, the indicative bonus was adjusted by a multiplier based on health and safety performance. This could lead to an increase or a reduction but, in all cases, was subject to the overall bonus maximum.

The maximum bonus potential and target composition for executive directors for 2006/07 is shown below:

Director	Financial	Non financial	Max bonus value
Colin Matthews	53%	27%	80%
Michael McKeon	47%	23%	70%
Tony Wray	28%	42%	70%
Martin Bettington	100%	50%	150%
Rachel Brydon Jannetta	100%	50%	150%

The actual bonuses awarded by the committee for the year ended 31 March 2007 are shown in the table of directors' emoluments on page 41. The following table shows how the split of the bonuses paid in respect of the year ended 31 March 2007 related to the targets set at the start of the year:

	Achieved Financial	Achieved Non financial	Multiplier	Total bonus paid
Colin Matthews	53%	21.6%	1.0	74.6%
Michael McKeon	47%	19.0%	1.0	66.0%
Tony Wray	10.2%	10.9%	1.0	21.1%
Martin Bettington	n/a	n/a	n/a	n/a
Rachel Brydon Jannetta	78.3%	50%	n/a	128.3%

Martin Bettington left on the demerger of Biffa and, as disclosed in last year's report, his maximum bonus potential for 2006/07 was 150% reflecting his not participating in the company's LTIP during the year. The bonus award was not crystallised at demerger.

Rachel Brydon Jannetta left at the date of the sale of the US Laboratories business on 29 December 2006 and, as disclosed last year, her bonus potential for 2006/07 was 150% of salary. Her bonus award was calculated at the date of sale and the value of her bonus award was 96% of base salary (being 128.3% reduced on a prorated basis for the period that she worked; 78.3% related to achievement of financial targets, whilst 50% was awarded for achievement of non financial targets, including health and safety performance.).

It is not the committee's policy to award transaction related bonuses. No transaction related bonuses were paid to any executive director linked to the successful demerger of Biffa or the disposal of any business.

Annual bonus payments are not taken into account in calculating executive directors' pension entitlements.

Annual bonus plan 2007/08
As noted above, the committee has recently undertaken a review of the balance of performance related remuneration for the executive directors. As a result the committee concluded that, over the next 2-3 years, it is important for the executive directors to be focussed on the achievement of specific strategic goals from year to year, which will be closely linked to the company's 20 KPIs and intended to create a strong focus on the creation of operational efficiencies.

Consequently, for the 2007/8 financial year, the annual bonus opportunity for all the executive directors has been increased to 120% of salary. For the achievement of target performance, 60% of salary will be earned compared with 35% in 2006/07 for executive directors other than the Chief Executive. However, as explained above this increase reflects a reweighting of performance pay from longer term measures to more targeted annual measures and does not reflect a material increase in total target pay.

Colin Matthews' package is amended to reflect the fact that he is leaving the company. His annual bonus maximum for 2007/08 will be 150% however, he will not be invited to participate in the 2007 LTIP. He will be set specific personal targets. This approach is consistent with that taken previously for Rachel Brydon Jannetta and Martin Bettington.

Director	Bonus Max	% salary for on target performance
Colin Matthews	150%	75%
Michael McKeon	120%	60%
Tony Wray	120%	60%

In addition, 50% of any bonus paid (with the exception of Colin Matthews) will be deferred into shares to be held for three years following payment and subject to continued employment unless the committee determines it is appropriate to release the shares in 'good leaver' cases.

The bonus outturn will operate on a balanced scorecard of measures, based on the KPIs outlined earlier. All of the targets are considered by the board to have an impact on the longer term financial performance of the company and a number of them are reported to the Regulator.

The health and safety multiplier will not operate in respect of 2007/8 although the committee reserves the discretion to reduce (but not increase) bonus payments if health and safety targets are not fully met or if the company's overall financial performance is not felt to warrant the indicative level of bonus.

Consistent with the latest developments in institutional guidelines, the rules of the annual bonus plan now provide that the committee may reclaim some or all of the after tax part of any bonuses awarded to executive directors if it subsequently transpires that the bonus calculation was based on calculations which are subsequently demonstrated to be materially incorrect.

Long term incentives
At the 2005 Annual General Meeting, shareholders approved the introduction of the Long Term Incentive Plan 2005 (LTIP 2005), which replaced the 1997 Long Term Incentive Plan. Under the LTIP 2005, annual conditional awards of performance shares may be made to executive directors and senior staff, up to an annual maximum limit of shares worth 125% of base salary.

The number of shares subject to an award will increase to reflect dividends paid through the performance period on the basis of such notional dividends being reinvested at the then prevailing share price. Awards will normally vest as soon as the committee determines that the performance conditions have been met provided that the participant remains in employment at the end of the performance period.

2005 LTIP award
In respect of the 2005 award, 50% will be triggered if the company's Total Shareholder Return (TSR) performance is at the median or above relative to the following group of water and waste companies and other selected FTSE 100 'high'yield' stocks as follows:

AWG	Pennon Group
BOC Group	Rentokil Initial
BT Group	Scottish & Newcastle
Diageo	Scottish & Southern Energy
Kelda	Scottish Power
National Grid	Shanks Group
Northumbrian Water	Unilever
Pearson	United Utilities

So far in the performance period AWG and BOC group have both delisted. The committee has agreed that their TSR performance will be substituted with that of Compass group and Centrica respectively (the next highest yield companies in the FTSE 100) with each replacement being effective from the dates that the original companies delisted.

The remaining 50% of the 2005 awards will be triggered subject to the satisfaction of group Economic Profit (EP) targets. As explained in previous years, due to the commercial sensitivity of the EP targets, these have not been precisely disclosed. However, the committee confirms that the minimum threshold level of vesting in respect of the water business over the five year cycle will not be lower than that implied in the most recent Ofwat determination. For the 2005 awards, EP is calculated by reference to a post tax rate of return of 7.5%.

For executives below board level in the non water businesses, 25% of their LTIP awards are dependent upon the TSR target and 75% of their awards are set by reference to EP targets.

2006 LTIP award
In 2006 the Group Chief Executive received an award of shares worth 125% of base salary with other executive directors receiving up to 100% (other than Martin Bettington and Rachel Brydon Jannetta who, as explained previously, did not receive any award in 2006).

Michael McKeon was also entitled to an LTIP award over 36,405 shares on joining the company as part of the terms negotiated at that time. These shares were awarded at the same time as the normal 2006 grant and, as the aggregate award size exceeded 125% of base salary in a financial year, were made pursuant to the exemption to the Listing Rules in chapter 9.4.2. All terms were identical to the terms of the normal 2006 LTIP award and the committee confirms that such award was felt to be necessary to facilitate the recruitment of Mr McKeon and to honour commitments made to him on recruitment.

Vesting of the 2006 awards is wholly dependent on a TSR target over a fixed three year period beginning on 1 April 2006. There is no retesting of the condition.

This condition was chosen because the committee considered TSR to be the most appropriate means of aligning the interests of the executives with investors through generating superior shareholder returns, particularly in view of the significant restructuring which occurred during 2006.

For median TSR levels of performance, 25% of that part of the award will vest and, for upper quartile TSR levels of performance, 100% of that part of the award will vest. Vesting between 25% and 100% will be on a straight line basis between ranking points. In addition, for awards to vest, the committee must be satisfied that the company's TSR is reflective of the company's underlying performance.

The TSR comparator group for 2006 awards comprises water companies and FTSE 100 high yield companies (excluding financial and retail companies or other sectors which might result in an undue bias in the sample). 'High yield' was defined as companies which had an average gross yield that was greater than base rate minus 1% in the calendar month preceding 1 April 2006 and their use as comparators recognises the fact that, at least in part, shareholders choose to invest in the company for the dividend income it produces.

After the end of the performance period, the TSR performance condition will be measured and independently verified by New Bridge Street Consultants LLP on behalf of the committee.

The comparator group companies for the 2006 LTIP award are:

AWG	Pennon Group
BT Group	Rentokil Initial
Centrica	Scottish & Newcastle
Compass	Scottish & Southern Energy
Kelda	Scottish Power
National Grid	United Utilities
Northumbrian Water	

For the 2006 award, where comparator group companies have been delisted during the course of the performance period, the "proceeds" of that sale will be reinvested in another company selected from an agreed list of high yield organisations.

During the performance period, AWG have delisted and therefore will be replaced in the comparator group by Unilever from the date of AWG's delisting.

2007 LTIP award

As outlined in the policy section above, the committee reviewed the balance of variable pay for 2007/8, and it has concluded that, whilst it does not wish to materially alter the overall quantum of remuneration for the executive directors, it wishes to rebalance performance more towards focussed, short term targets. Accordingly, it is the committee's intention to make LTIP awards of 50% of salary to Michael McKeon and Tony Wray in 2007. As previously stated, Colin Matthews will not be invited to participate in the 2007 scheme.

In view of the fact that (i) there has been considerable consolidation amongst UK listed utilities companies and (ii) the restructuring of the Group has largely been completed, the committee has reviewed the performance conditions that will apply to the award to be made in 2007.

The vesting of awards will be subject to TSR, measured relative to those companies ranked 51-150 in the FTSE by market capitalisation (excluding investment trusts). This is felt to be the most suitable comparator group since the number of comparable regulated utilities against which to compare the company's performance is now too small to enable meaningful analysis. The performance measures remain unchanged with 25% of awards vesting at median performance, and 100% vesting for performance in the upper quartile.

Performance graph

This graph shows the value, by 31 March 2007, of £100 invested in Severn Trent Plc on 31 March 2002 compared with the value of £100 invested in the FTSE 100 Index. The FTSE 100 was chosen as the comparator because the company is a constituent of that index.

Total shareholder return


250
225
200
175
150
125
100
75
31-03-02
31-03-03
31-03-04
31-03-05
31-03-06
31-03-07

■ Severn Trent Plc □ FTSE 100 Index

This graph shows the value, at 31 March 2007, of £100 invested in Severn Trent on 31 March 2002 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

All employee share plans

The company offers an all employee SAYE plan on an annual basis and periodically reviews the use of other all employee incentive vehicles.

Details of the company's shares that are held in trust on behalf of participants of certain of the employee share schemes are given on page 81. In respect of the LTIPs, the company's policy is to purchase, and hold in trust, 50% of the total number of shares that could potentially vest from all outstanding LTIP awards. The requirement to purchase shares is calculated, and carried out, shortly after each annual award.

In respect of awards made under the company's Share Incentive Plan, all the shares taken up by employees at each invitation are purchased and placed in trust immediately.

The company grants SAYE options over unissued shares, always operating within the dilution limits contained in the scheme rules.

The committee is satisfied that the overall dilution limits provide sufficient headroom for all the company's share schemes.

Post retirement benefits
Of the current executive directors, Colin Matthews and Tony Wray participate in the Senior Staff Pension Scheme (as did Martin Bettington prior to the demerger of Biffa). The scheme is a funded HMRC registered final salary occupational pension scheme which provides:

> A normal retirement age of 60 years;
> An overall pension at normal retirement age of two thirds of final pensionable salary, which for executive directors is defined as base salary only, subject to the completion of 20 years' pensionable service;
> Life cover of 4 x pensionable earnings;
> A pension payable in the event of retirement on grounds of ill health;
> A dependant's pension on death of two thirds of the member's pension.

Colin Matthews and Tony Wray participate up to the level of the scheme specific earnings cap ("the Cap") which in 2006/07 was £108,600. They are provided with a cash supplement in lieu of pension entitlement above the Cap at 40% of their respective salaries.

Members' contributions are payable at the rate of 6% of pensionable earnings. Early retirement is available after the age of 50 with the consent of the company. Any pension would be subject to a reduction that the Trustee considers appropriate, acting on actuarial advice, to reflect the expected longer payment of the pension. In the event of incapacity, early retirement is available on an unreduced basis allowing for pensionable service to age 60.

Under the Trust Deed and Rules, pensions in payment in excess of any Guaranteed Minimum Pension are guaranteed to increase in line with price inflation subject to a maximum of 5% each year. In the calculation of individual cash equivalent transfer values, allowance is made for such increases.

As disclosed in last year's remuneration report, the company reviewed its pension policy for directors and employees as a result of the Pensions Act 2004, Finance Act 2004 and the results of the triennial valuation of two of its main schemes during 2004. As a result of this review, new executives are offered an allowance, expressed as a percentage of base salary, to fund their own pension provision. The individual is able to choose whether the allowance is paid to the company's registered defined contribution scheme, taken as cash or paid to a personal pension arrangement. This reflects the wish of the committee to remove future exposure to defined benefit schemes for senior executives.

The new arrangements apply to Michael McKeon at 40% of base salary.

Directors' service agreements and letters of appointment
A model service contract was approved by the committee in 2004. All current executive directors have signed the model contract and, accordingly, service agreements for all executive directors have notice periods of 12 months from either party. They also provide for a maximum damages payment in the case of redundancy or termination in breach of the agreement by the company of up to 175% of base salary which was calculated as a conservative pre-estimate of the value of salary, fixed benefits and on target bonus.

The reference to 175% is a cap and any damages payments will not be made automatically but will be subject to both phasing and mitigation unless, in the circumstances, the committee considers it appropriate to achieve a clean break through payment of a lump sum in which case it will require some discount for early payment. Contracts also permit the committee to take into account a view of the extent of poor performance on the part of the executive director. Any payment will not include amounts in respect of awards which have been made under the company's LTIPs over which the committee retains discretion. There are no specific contractual payments or benefits which would be triggered in the event of a change in control of the company. The committee believes that the contracts provide as much scope as is feasible to protect the interests of shareholders when negotiating a termination, at which time it would address the duty of mitigation.

The service contract for Rachel Brydon Jannetta, who was based in the US and employed by a US subsidiary, was in the same format as for other executive directors but modified to reflect prevailing US employment legislation.

The details relating to Colin Matthews' termination package have not yet been agreed.

Directors' remuneration report continued

The dates of the current executive directors' agreements, the dates on which their appointments became effective and the current expiry dates of their agreements are as follows:

Executive directors	Date of agreement	Effective date	Expiry date
Colin Matthews	3 June 2004	6 September 2004	Terminable on 12 months' notice
Michael McKeon	6 December 2005	13 December 2005	Terminable on 12 months' notice
Tony Wray	19 January 2005	7 March 2005	Terminable on 12 months' notice

Tony Wray is the subject of reappointment as executive director at the forthcoming AGM.

Details for the executive directors who ceased to serve on the board during the year are as follows:

Executive director	Date of agreement	Effective date	Expiry date
Martin Bettington	10 June 2004	10 June 2004	Terminated on 6 October 2006
Rachel Brydon Jannetta	30 June 2004	1 September 2004	Terminated on 29 December 2006

Rachel Brydon Jannetta left the Board on 29 December 2006 on the disposal of the US Laboratories business. During the sale process notice of termination of her contract of employment was served, triggering the termination payment provision in her contract of 1.75 times base salary, an amount of $673,750. In accordance with her contract, it was agreed that the termination payment would be made in twelve monthly instalments with the proviso that any income she received from alternative employment would be deducted from the payment. Mrs Brydon Jannetta has subsequently accepted a role within HIG Capital and therefore the salary payments she receives from them are being deducted from the termination payments in mitigation of the loss.

Mrs Brydon Jannetta also received a bonus of $288,750 for the period from 1 April 2006 to 29 December 2006, the details of which are shown on page 36.

The committee agreed that the LTIP award made to Mrs Brydon Jannetta on 5 September 2005 at a share price of £9.75 should vest on completion of the sale, subject to achievement of performance conditions and time prorating. The 2005 award vested on 2 March 2007 to the extent that 49.7% of the shares, being 3,944 shares with a market value of £13.89 each, were released to Mrs Brydon Jannetta.

Mr Martin Bettington transferred with Biffa on the demerger and received no payment by way of compensation for loss of office. The committee agreed that the LTIP award made to Mr Bettington on 5 September 2005 at a share price of £9.75 should vest on demerger, subject to achievement of performance conditions and time prorating. The 2005 award vested on 1 December 2006 to the extent that 59.76% of the shares, being 13,944 shares with a market value of £14.55 each, were released to Mr Bettington.

In both cases the 2004 award lapsed as the performance conditions were not met.

In respect of the Chairman and current non-executive directors, the dates on which their appointments took effect and the current expiry dates are as follows:

Chairman and non-executive directors	Initial appointment	Current appointment	Current expiry date*
Sir John Egan	1 October 2004	1 October 2004	31 December 2007
Bernard Bulkin	1 January 2006	1 January 2006	31 December 2008
Richard Davey	1 January 2006	1 January 2006	31 December 2008
Martin Houston	1 September 2003	1 September 2006	31 August 2009
John Smith	3 November 2003	3 November 2006	2 November 2009

*Subject to the requirements of the company's Articles of Association for the reappointment of directors at Annual General Meetings.

Details for the non-executive directors who retired from the board during the year are as follows:

Non-executive directors	Initial appointment	Last appointment	Date retired
Martin Flower	11 June 1996	11 June 2005	10 June 2006
Marisa Cassoni	1 September 2001	1 September 2004	6 October 2006

It is the normal practice of the company for non-executive directors to serve three three year terms. Non-executive directors have no right to compensation on the early termination of their appointments.

The text and tables that follow comprise the auditable part of the directors' remuneration report, being the information required by Part 3 of Schedule 7A to the Companies Act 1985.

Directors' emoluments

	Basic salary and fees[1]							
	Cash £000	Shares £000	Total £000	BIKs[2] £000	Annual bonus £000	Other[3] £000	Total 2006/07 £000	Total 2005/06 £000
Chairman and other non-executive directors								
Sir John Egan (Chairman)	195.5	34.5	230.0	26.4	–	–	256.4	217.6
Bernard Bulkin	45.9	5.1	51.0	–	–	–	51.0	8.3
Marisa Cassoni	21.5	2.3	23.8	–	–	–	23.8	39.1
Richard Davey	57.4	6.4	63.8	–	–	0.9	64.7	8.3
Martin Flower	19.3	–	19.3	–	–	3.3	22.6	101.2
Martin Houston	38.7	4.3	43.0	–	–	–	43.0	34.0
John Smith[4]	55.0	–	55.0	–	–	–	55.0	40.0
Executive directors								
Martin Bettington	167.9	–	167.9	11.5	–	68.7	248.1	409.7
Rachel Brydon Jannetta	149.8	–	149.8	3.0	152.5	109.5	414.8	330.7
Colin Matthews	557.3	–	557.3	13.3	417.8	213.7	1,202.1	973.8
Michael McKeon	370.0	–	370.0	9.1	244.1	81.5	704.7	264.9
Tony Wray	272.3	–	272.3	19.5	57.9	70.2	419.9	415.3
	1,950.6	52.6	2,003.2	82.8	872.3	547.8	3,506.1	2,842.9

1 Included within fees for the non-executive directors are amounts to be received by way of shares rather than cash to encourage participation in line with corporate governance best practice. The gross value of the shares is recorded in the table above. Non-executive directors who were either appointed or retired during the year received a time apportioned award. The number of shares received by each director was:

	Ordinary shares of $97^{17}/_{19}$p each	Ordinary shares of $65^{5}/_{19}$p each
Sir John Egan	746	757
Marisa Cassoni	–	98
Martin Houston	90	91
Bernard Bulkin	154	128
Richard Davey	188	167

2 Benefits in kind received by Sir John Egan comprise the use of a company car. Benefits in kind for executive directors comprise the use of a company car, fuel, private medical insurance, life assurance and an incapacity benefits scheme.

3 Other emoluments include: expenses chargeable to income tax, allowances in lieu of a company car, travel allowances, relocation expenses, telephone allowances, payments made under the group's flexible benefit arrangements and amounts paid in lieu of pension contributions. Included in other emoluments are:

> Martin Flower – expenses chargeable to income tax £3,271.

> Richard Davey – expenses chargeable to income tax £946.

> Martin Bettington – amounts received in lieu of pension contributions £67,167 and flexible benefits payments £1,583.

> Rachel Brydon Jannetta – amounts received in lieu of pension contributions £59,422, termination payment £47,057 and allowance in lieu of company car £3,034.

> Colin Matthews – amounts received in lieu of pension contributions £180,560, allowance in lieu of company car £18,000, travel allowance £15,000 and telephone allowance £113.

> Tony Wray – amounts received in lieu of pension contributions £66,560 and flexible benefits payments £3,616.

> Michael McKeon – allowance in lieu of company car £15,000, relocation expenses £60,061 and other expenses chargeable to income tax £6,469.

4 John Smith's total fees are paid directly to his employer.

Directors' pension provisions

The disclosure of pension benefits is made under the requirements of the Listing Rules of the UK Listing Authority (the "Rules") and also the requirements of the Directors' Remuneration Report Regulations 2002 (the "Regulations"). These are shown in separate tables below.

The Rules require information to cover the period during which a director was a board member, whilst the Regulations require information to cover the financial year. The information below sets out the disclosures required by the Regulations:

	Service completed in years (including transferred in service credits)	Accrued pension at 31.03.07 £pa	Increase in accrued pension during the year £pa	Increase in accrued pension during the year (net of inflation)[1] £pa	Transfer value of accrued pension at 31.03.07 £000	Transfer value of accrued pension at 31.03.06 £000	Increase/ (decrease) in transfer value over the year, net of directors' contributions £000
Martin Bettington	24	166,827	112	(5,890)	2,547.8	2,381.3	166.5
Colin Matthews	2	9,293	3,790	3,592	114.6	62.3	45.8
Tony Wray	2	7,488	3,739	3,604	67.3	31.2	29.7

The information below sets out the disclosures required by the Rules:

	Accrued pension at 31.03.07 £pa	Increase in accrued pension during the year £pa	Increase in accrued pension during the year (net of inflation)[1] £pa	Transfer value of increase in accrued benefits net of directors' contributions[2] £000
Martin Bettington	166,827	112	(5,890)	1.7
Colin Matthews	9,293	3,790	3,592	40.2
Tony Wray	7,488	3,739	3,604	27.1

1 Inflation over the year is measured by reference to the increase in the retail price index between March 2006 and March 2007, or the earlier date of leaving.
2 The transfer values have been calculated in accordance with Actuarial Guidance Note GN11 published by the Institute of Actuaries and Faculty of Actuaries.

The pensions shown above will be provided through the Severn Trent Senior Staff Pension Scheme, the Severn Trent Supplemental Pension Scheme and the Severn Trent Pension Scheme.

Contributions amounting to £148,000 were paid to a defined contribution scheme in respect of Michael McKeon.

The directors of the company at 31 March 2007 and their beneficial interests in the shares of the company were as follows:

i) Beneficial holdings

	At 1 April 2006 Number of ordinary shares of 65⁵/₁₉p each	At 6 October 2006 Number of ordinary shares of 65⁵/₁₉p each	At 9 October 2006 Number of ordinary shares of 97¹⁷/₁₉p each	**At 31 March 2007 Number of ordinary shares of 97¹⁷/₁₉p each**	**At June 2007 Number of ordinary shares of 97¹⁷/₁₉p each**
Chairman and other non-executive directors					
Sir John Egan (Chairman)	7,288	8,045	5,363	**6,109**	**6,109**
Bernard Bulkin	–	128	85	**239**	**239**
Richard Davey	–	167	111	**299**	**299**
Martin Houston	1,403	1,494	996	**1,086**	**1,086**
John Smith	–	–	–	–	–
Executive directors					
Colin Matthews	1,059	1,078	717	**717**	**717**
Michael McKeon	–	–	–	–	–
Tony Wray	–	–	–	–	–

Following the Extraordinary General Meeting held on 6 October 2006, Severn Trent Plc's ordinary shares of 65⁵/₁₉p each were consolidated into ordinary shares of 97¹⁷/₁₉p each, on 9 October 2006, on the basis of 2 new shares for every 3 old shares held.

Colin Matthews, Tony Wray and Michael McKeon have further interests in the company's ordinary shares of 97¹⁷/₁₉p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan as follows: Colin Matthews on 15 December 2004, 5 September 2005 and 19 June 2006; Tony Wray on 5 September 2005 and 19 June 2006; and Michael McKeon on 19 June 2006. Further details regarding Michael McKeon's contingent awards are set out on page 37.

The LTIP operates on a three year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the LTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied.

Executive directors have a technical interest in 771,717 shares held by the Employee Share Ownership Trust.

The details of the performance criteria are explained on pages 37 and 38 of the remuneration report. The individual interests, for the above named directors and for the directors who left during the year, which represent the maximum aggregate number of shares to which each individual could become entitled, are as follows:

	At 1 April 2006 or subsequent date of appointment Number of ordinary shares of $65\frac{5}{19}$p each	Awards vested during year	Market price at time of vesting (p)	Gain on vesting (£000)	Awards lapsed during year	Awarded during year	Market price at time of 2006 award (p)	At 31 March 2007 or earlier date of leaving Number of ordinary shares of $97\frac{17}{19}$p each
Martin Bettington	77,465	(13,944)	1455	202.9	(63,521)	–	–	Nil
Rachel Brydon Jannetta	46,022	(3,944)	1389	54.8	(42,078)	–	–	Nil
Colin Matthews	105,933	–	–	–	–	56,980	1178	162,913
Michael McKeon	–	–	–	–	–	66,523	1178	66,523
Tony Wray	17,948	–	–	–	–	22,385	1178	40,333

The awards that lapsed during the year were those that were awarded to Martin Bettington and Rachel Brydon Jannetta on 13 August 2003, 15 December 2004 and the non vesting balance of 5 September 2005.

The performance period for allocations of shares made in 2004 ended on 31 March 2007. The Remuneration Committee has subsequently determined, based on the company's Total Shareholder Return and Economic Profit Targets over the three year performance period, that participants are not entitled to any vesting of their awards. The 2004 contingent awards of shares are included in the table above.

The 2006 awards were made on 19 June 2006, but are not included in the table above.

No further awards have been made under the LTIP as at 5 June 2007.

ii) Options over ordinary shares

Sharesave[1]	At the start of the year or subsequent date of appointment (No. of shares)	Exercised during the year (No. of shares)	Cancelled during the year (No. of shares)	Granted during the year (No. of shares)	At the end of the year or earlier date of leaving (No. of shares)	Year of grant of option	Exercise price (p)	Date from which exercisable	Expiry date
Michael McKeon	–	–	–	1,499	1,499	2007	1172	May 2014	Oct 2014
Tony Wray	1,136	–	–	–	1,136	2006	823	May 2009	Oct 2009

1 The executive directors, in common with all eligible UK employees of the group, are entitled to participate in the company's Inland Revenue approved Sharesave Scheme. The terms and conditions applicable to these options are those provided in that scheme. The options have no performance conditions as such conditions are not permitted by legislation.

2 No executive share options in respect of executive directors were granted or lapsed during the year. At 31 March 2007 there were 30 other executives participating in the group's Share Option Scheme (2006: 145).

3 At the close of business on 31 March 2007 the mid market price of the company's shares was 1,434p (31 March 2006: 1,117p) and the range during the year was 1,106p to 1,493p.

4 On 9 October 2006 Severn Trent Plc's ordinary shares of $65\frac{5}{19}$p each were consolidated into ordinary shares of $97\frac{17}{19}$p each No adjustment was made to the shares awarded under the LTIP or granted under the Sharesave Scheme. LTIP awards will vest over ordinary shares of $97\frac{17}{19}$p each and Sharesave Options will be exercised over ordinary shares of $97\frac{17}{19}$p each

Other than the lapse of the 2004 LTIP award, there has been no further change in directors' interests between 31 March 2007 and the date of this report.

Signed on behalf of the board who approved the directors' remuneration report on 5 June 2007.

Richard Davey
Chairman of the Remuneration Committee

Independent auditors' report to the members of Severn Trent Plc

We have audited the group financial statements of Severn Trent Plc for the year ended 31 March 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 41. These group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the parent company financial statements of Severn Trent Plc for the year ended 31 March 2007.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the directors' remuneration report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view, whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the group financial statements. The information given in the directors' report includes that specific information presented in the chairman's statement, the group chief executive's review and the performance review that is cross referred from the business review section of the directors' report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements and the part of the directors' remuneration report to be audited.

Opinion
In our opinion:

> the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 March 2007 and of its profit for the year then ended;

> the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

> the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and

> the information given in the directors' report is consistent with the group financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, UK
5 June 2007

Consolidated income statement
For the year ended 31 March 2007

	Notes	2007 £m	2006 (restated) £m
Turnover	5,6	**1,480.2**	1,455.3
Operating costs before exceptional items		**(1,074.9)**	(1,062.3)
Exceptional restructuring costs and termination of operations	8	**(14.9)**	(7.9)
Exceptional demerger costs	8	**(16.7)**	(7.8)
Total operating costs	7	**(1,106.5)**	(1,078.0)
Exceptional profit on disposal of property and businesses	8	**56.3**	–
Profit before interest, tax and exceptional items		**405.3**	393.0
Exceptional items	8	**24.7**	(15.7)
Profit before interest and tax		**430.0**	377.3
Finance income	10	**86.3**	72.9
Finance costs	10	**(240.1)**	(236.8)
Net finance costs before fair value movements on treasury instruments		**(153.8)**	(163.9)
Fair value movements on treasury instruments	10	**48.8**	(36.7)
Total net finance costs	10	**(105.0)**	(200.6)
Share of results of associates and joint ventures		**0.5**	1.1
Profit before tax, fair value movements on treasury instruments and exceptional items		**252.0**	230.2
Exceptional items	8	**24.7**	(15.7)
Fair value movements on treasury instruments	10	**48.8**	(36.7)
Profit on ordinary activities before taxation		**325.5**	177.8
Taxation on profit on ordinary activities – current tax	11	**(58.5)**	(61.5)
– deferred tax	11	**(18.4)**	7.3
Total taxation	11	**(76.9)**	(54.2)
Profit for the period from continuing operations		**248.6**	123.6
Discontinued operations			
Profit for the period from discontinued operations	12	**20.0**	99.4
Profit for the period		**268.6**	223.0
Attributable to:			
Equity holders of the company		**267.1**	221.6
Equity minority interests		**1.5**	1.4
		268.6	223.0
Earnings per share (pence)			
From continuing operations			
Basic	14	**106.1**	52.9
Diluted	14	**105.1**	52.4
From continuing and discontinued operations			
Basic	14	**114.7**	95.9
Diluted	14	**113.6**	95.1

Consolidated balance sheet
At 31 March 2007

	Notes	2007 £m	2006 £m
Non current assets			
Goodwill	15	**49.1**	506.3
Other intangible assets	16	**101.2**	112.4
Property, plant and equipment	17	**5,521.1**	5,743.1
Interests in joint ventures	18	**0.5**	9.7
Interests in associates	19	**3.4**	19.6
Derivative financial instruments	20	**6.6**	3.7
Available for sale financial assets	21	**0.2**	0.5
		5,682.1	6,395.3
Current assets			
Inventory	22	**22.4**	54.4
Trade and other receivables	23	**387.1**	481.5
Derivative financial instruments	20	**14.1**	10.8
Cash and cash equivalents	24	**143.2**	142.6
		566.8	689.3
Assets held for sale		**-**	41.5
Total assets		**6,248.9**	7,126.1
Current liabilities			
Borrowings	25	**(631.8)**	(808.2)
Derivative financial instruments	20	**(67.1)**	(114.4)
Trade and other payables	26	**(405.1)**	(540.6)
Current income tax liabilities		**(59.0)**	(48.8)
Provisions for other liabilities and charges	29	**(6.7)**	(30.1)
Liabilities directly associated with assets classified as held for sale		**-**	(28.5)
		(1,169.7)	(1,570.6)
Non current liabilities			
Borrowings	25	**(2,639.0)**	(2,295.5)
Derivative financial instruments	20	**(56.2)**	(30.1)
Trade and other payables	26	**(188.3)**	(158.7)
Deferred tax liabilities	27	**(891.1)**	(870.2)
Retirement benefit obligations	28	**(135.1)**	(221.9)
Provisions for other liabilities and charges	29	**(32.2)**	(80.1)
		(3,941.9)	(3,656.5)
Total liabilities		**(5,111.6)**	(5,227.1)
Net assets		**1,137.3**	1,899.0
Capital and reserves attributable to the company's equity shareholders			
Called up share capital	30	**228.3**	227.2
Share premium account	31	**57.5**	48.6
Other reserves	32	**419.0**	432.4
Retained earnings	33	**429.4**	1,188.2
Equity attributable to the company's equity shareholders		**1,134.2**	1,896.4
Minority interests	33	**3.1**	2.6
Total equity	33	**1,137.3**	1,899.0

Signed on behalf of the board who approved the accounts on 5 June 2007.

Sir John Egan
Chairman

Michael McKeon
Group Finance Director

Consolidated cash flow statement
For the year ended 31 March 2007

	Notes	2007 £m	2006 £m
Cash generated from operations	36	**574.0**	758.9
Interest paid		**(148.6)**	(139.4)
Interest element of finance lease rental payments		**(20.2)**	(45.1)
Tax paid		**(36.0)**	(68.3)
Net cash generated from operating activities		**369.2**	506.1
Investing activities			
Interest received		**12.4**	4.4
Dividends received from associates and joint ventures		**1.5**	2.7
Net loans advanced to associates and joint ventures		**0.5**	(2.3)
Net cash inflow from available for sale fixed asset investments		**0.2**	0.2
Acquisition of subsidiaries net of cash acquired		**-**	(0.3)
Cash demerged with Biffa Plc	35	**(21.9)**	-
Proceeds on disposal of subsidiaries net of cash disposed	35	**130.6**	1.6
Proceeds on disposal of associate net of costs		**29.3**	-
Proceeds on disposal of property, plant and equipment		**62.2**	8.4
Purchases of intangible assets		**(21.5)**	(29.6)
Purchases of property, plant and equipment		**(427.2)**	(407.5)
Contributions and grants received		**35.0**	32.8
Net cash used in investing activities		**198.9**	(389.6)
Financing activities			
Dividends paid to shareholders of the parent		**(739.5)**	(234.3)
Dividends paid to minority interests		**(1.0)**	(0.8)
Repayments of borrowings		**(789.9)**	(500.2)
Receipts from sale and lease back transactions		**-**	170.2
Repayment of obligations under finance leases		**(34.6)**	(167.7)
New loans raised		**1,418.4**	648.8
Issue of shares		**10.0**	11.6
Net cash used in financing activities		**(136.6)**	(72.4)
Increase in cash and cash equivalents		**33.7**	44.1
Net cash and cash equivalents at beginning of the period		**110.4**	64.4
Effect of foreign exchange rates		**(1.0)**	1.9
Net cash and cash equivalents at the end of the period	36	**143.1**	110.4
Net cash and cash equivalents comprise:			
Cash and cash equivalents	36	**143.2**	142.6
Bank overdrafts	36	**(0.1)**	(32.2)
Net cash and cash equivalents at the end of the period	36	**143.1**	110.4

Consolidated statement of recognised income and expense
For the year ended 31 March 2007

	2007 £m	2006 (restated) £m
Exchange movement on translation of overseas results and net assets	**(25.5)**	21.6
Exchange differences on hedges of net investment	**6.4**	(5.3)
Tax on exchange differences on foreign currency hedging	**(1.9)**	1.8
Gains on cash flow hedges taken to equity	**6.2**	0.3
Deferred tax on gains on cash flow hedges taken to equity	**(1.8)**	(0.1)
Actuarial (losses)/gains on defined benefit pension schemes	**(14.3)**	26.3
Deferred tax on actuarial losses/gains	**4.3**	(8.0)
Net (expense)/income recognised directly in equity	**(26.6)**	36.6
Transfers		
Amounts on cash flow hedges transferred to the income statement in the period	**4.6**	4.5
Deferred tax on transfers to income statement	**(1.4)**	(1.3)
	3.2	3.2
Profit for the period	**268.6**	223.0
Total recognised income for the period	**245.2**	262.8
Attributable to:		
Equity shareholders of the company	**243.7**	261.4
Minority interests	**1.5**	1.4
	245.2	262.8

Notes to the group financial statements

1 General information
The Severn Trent group has a number of operations. These are described in the segmental analysis in note 5.

Severn Trent Plc is a company incorporated and domiciled in the United Kingdom. The address of its registered office is shown on the back of the cover of the annual report and accounts.

Severn Trent Plc is listed on the London Stock Exchange.

2 Accounting policies

a) Basis of preparation
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and IFRIC interpretations issued and effective and ratified by the European Union as at 31 March 2007 and those parts of the Companies Act 1985 applicable to companies reporting under IFRS as adopted by the European Union.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

The comparative figures for the income statement have been restated to reclassify Biffa Plc and US Laboratories as discontinued operations following their demerger and disposal respectively.

b) Basis of consolidation
The financial statements include the results of Severn Trent Plc and its subsidiaries, joint ventures and associated undertakings.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since that date. Losses attributable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

The results of subsidiaries, joint ventures and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal. The results of subsidiaries are consolidated where the group has the power to control a subsidiary. The results of joint venture undertakings are accounted for on an equity basis where the company exercised joint control under a contractual arrangement. The results of associates are accounted for on an equity basis where the company holding is 20% or more or the company has the power to exercise significant influence.

All intra group transactions, balances, income and expenses are eliminated on consolidation.

c) Revenue recognition
Revenue represents the fair value of consideration receivable, excluding value added tax, trade discounts and inter company sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the service has been provided to the customer, or the goods to which the sale relates have either been despatched to the customer or, where they are held on the customer's behalf, title has passed to the customer.

In respect of long term contracts, revenue is recognised based on the value of work carried out during the year with reference to the total sales value and the stage of completion of these contracts.

Turnover includes an estimate of the amount of mains water and wastewater charges unbilled at the year end. The accrual is estimated using a defined methodology based upon a measure of unbilled water consumed by tariff, which is calculated from historical billing information.

Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable. Dividend income from investments is recognised when the shareholders' rights to receive payment have been established. Interest and dividend income are included in finance income.

d) Segmental reporting
Each of the group's business and geographical segments provide services that are subject to risks and returns that are different from those of the other business segments.

Notes to the group financial statements continued

e) Property, plant and equipment
Property, plant and equipment comprises:

i) Infrastructure assets
Infrastructure assets are included at cost (or deemed cost on transition to IFRS) less accumulated depreciation. The costs of day to day servicing of infrastructure components are recognised in the income statement as they arise. Where it is probable that the money spent will cause future economic benefits to flow to the group, then costs are capitalised. Infrastructure assets are depreciated over their useful economic lives, which are as follows:

	Years
Impounding reservoirs	250
Raw water aqueducts	250
Mains	80-150
Sewers	150-200

ii) Landfill sites
Landfill sites are included within land and buildings at cost less accumulated depreciation.

The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The cost of the asset is depreciated over the estimated life of the site on the basis of the usage of void space.

Following the demerger of Biffa Plc the group no longer holds landfill sites.

iii) Other assets
Other assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated over their estimated economic lives to their residual value, which are principally as follows:

	Years
Buildings	30-80
Fixed plant and equipment	2-40
Vehicles and mobile plant	2-15

Assets in the course of construction are not depreciated until commissioned.

Interest costs of debt raised to finance new property, plant and equipment are not included within the cost of those fixed assets, but are expensed to the income statement as they arise.

f) Leased assets
Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the lower of the fair value of the leased asset or the present value of the minimum lease payments is capitalised as an asset with a corresponding liability representing the obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the income statement at a constant rate over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

Where assets are financed by leasing arrangements where substantially all the risks and rewards of ownership remain with the lessor, these are classified as operating leases. Rental costs arising under operating leases are expensed on a straight line basis over the term of the lease. Leases of land are normally treated as operating leases, unless ownership is transferred at the end of the lease.

g) Grants and contributions
Grants and contributions received in respect of non-current assets, including charges made for new connections to the water and sewerage networks, are treated as deferred income and released to the income statement over the useful economic life of those assets.

Grants and contributions which are given in compensation for expenses incurred with no future related costs are recognised in the income statement in the period that they become receivable.

h) Impairment of non current assets
If the recoverable amount of goodwill, an item of property, plant and equipment, or any other non current asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell or estimated value in use at the date the impairment review is undertaken. Fair value less costs to sell represents the amount obtainable from the sale of the assets in an arm's length transaction between knowledgeable and willing third parties, less costs of disposal. Value in use represents the present value of future cash flows expected to be derived from a cash generating unit, discounted using a pre-tax discount rate that reflects current market assessments of the cost of capital of the cash generating unit or asset.

The discount rate used is based on the group's cost of capital adjusted for the risk profiles of individual businesses.

Goodwill is tested for impairment annually. Impairment reviews are also carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that non current assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the income statement.

i) Investments
After initial recognition at cost (being the fair value of the consideration paid), investments which are classified as held for trading or available for sale are measured at fair value, with gains or losses recognised in income or equity respectively. When an available for sale investment is disposed of, or impaired, the gain or loss previously recognised in equity is taken to the income statement.

Other investments are classified as held to maturity when the group has the positive intention and ability to hold to maturity. Investments held for an undefined period are excluded from this classification. Such investments (and those held to maturity) are subsequently measured at amortised cost using the effective interest rate method, with any gains or losses being recognised in the income statement.

j) Inventory
Inventory and work in progress is stated at the lower of cost and net realisable value. Cost includes labour, materials, transport and attributable overheads.

Development land and properties are included at the lower of cost and net realisable value. Cost includes the cost of acquiring and developing the sites. The net realisable value of development land is based upon its value as a serviced site, after taking account of the cost of providing infrastructure services.

Following the disposal of Severn Trent Property the group no longer holds development land or properties.

k) Cash and cash equivalents
For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months' maturity from the date of acquisition and include cash and balances at central banks, treasury bills and other eligible bills, loans and certificates of deposit. Cash and cash equivalents also include overdrafts repayable on demand.

l) Provisions
Provisions are made where there is a present obligation as a result of a past event, it is probable that there will be an outflow of economic benefits to settle this obligation and a reliable estimate of this amount can be made. The group's policy on provisions for specific areas is as follows:

> Landfill restoration costs: Provision for the cost of restoring landfill sites is made over the operational life of each landfill site and charged to the income statement on the basis of the usage of void space. Following the demerger of Biffa Plc the group no longer holds provisions for landfill costs.
> Environmental control and aftercare costs: Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made over the operational life of the site and charged to the income statement on the basis of the usage of void space. Material environmental control and aftercare costs are discounted by applying an appropriate discount rate.
> Insurance: Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's independent insurance advisers.

m) Pension costs
The group operates both defined benefit and defined contribution pension schemes.

Defined benefit pension scheme assets are measured using bid price. Defined benefit pension scheme liabilities are measured at the balance sheet date by an independent actuary using the projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability. The increase in the present value of the liabilities of the group's defined benefit pension schemes expected to arise from employee service in the period is included in operating costs. The expected return on the scheme's assets and the increase during the period in the present value of the scheme's liabilities, arising from the passage of time, are included in other finance income or cost.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to equity and recorded in the statement of recognised income and expense.

Costs of defined contribution pension schemes are charged to the income statement in the period in which they fall due.

n) Foreign currency
The results of overseas subsidiary and associated undertakings are translated into the presentational currency of the group, sterling, using average rates of exchange ruling during the year.

The net investments in overseas subsidiary and associated undertakings are translated into sterling at the rates of exchange ruling at the year end. Exchange differences thus arising are treated as movements in equity. On disposal of a foreign currency denominated subsidiary, the deferred cumulative amount recognised in equity since 1 April 2004 relating to that entity is recognised in the income statement under the transitional rule of IFRS 1.

Exchange differences arising in respect of foreign exchange instruments taken out as hedges of overseas investments are also treated as movements in equity to the extent that the hedge is effective (see note 20).

All other foreign currency denominated assets and liabilities of the company and its subsidiary undertakings are translated into the relevant functional currency at the rates of exchange ruling at the year end. Any exchange differences so arising are dealt with through the income statement. Foreign currency transactions arising during the year are translated into sterling at the rate of exchange ruling on the date of the transaction. All profits and losses on exchange arising during the year are dealt with through the income statement.

Notes to the group financial statements continued

o) Research and development
Research expenditure is expensed when it is incurred. Development expenditure is capitalised and written off over its expected useful economic life where the following criteria are met:

> An asset is created that can be identified;
> It is probable that the asset created will generate future economic benefits; and
> The development cost can be measured reliably.

Expenditure on property, plant and equipment relating to research and development projects is capitalised and written off over the expected useful life of those assets.

p) Taxation
The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expenses that are taxable in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is provided in full, using the liability method, on taxable temporary differences between the tax basis of assets and liabilities and their carrying amounts in the financial statements. A deferred tax asset is only recognised to the extent it is probable that sufficient taxable profits will be available in the future to utilise it. Deferred taxation is measured on a non discounted basis using the tax rates and laws that have then been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

q) Goodwill
Goodwill represents the excess of the fair value of purchase consideration over the fair value of the net assets acquired. Goodwill arising on acquisition of subsidiaries is included in intangible assets, whilst goodwill arising on acquisition of associates is included in investments in associates. If an acquisition gives rise to negative goodwill this is credited directly to the income statement. Fair value adjustments based on provisional estimates are amended within one year of the acquisition, if required, with a corresponding adjustment to goodwill.

Goodwill arising on all acquisitions prior to 1 April 1998 was written off to reserves under UK GAAP and remains eliminated against reserves. Purchased goodwill arising on acquisitions after 31 March 1998 is treated as an intangible fixed asset.

Goodwill is tested for impairment in accordance with the policy set out above and carried at cost less accumulated impairment losses. Goodwill is allocated to the cash generating unit that derives benefit from the goodwill for impairment testing purposes.

Where goodwill forms part of a cash generating unit and all or part of that unit is disposed of, the associated goodwill is included in the carrying amount of that operation when determining the gain or loss on disposal of the operation.

r) Intangible non current assets
Intangible assets acquired separately are capitalised at cost and when acquired in a business combination are capitalised at fair value at the date of acquisition. Following initial recognition, the historical cost model is applied to intangible assets. Amortisation charged on assets with finite lives is taken to the income statement through operating expenses.

Finite life intangible assets are amortised on a straight line basis over their estimated useful economic lives as follows:

	Years
Software	3-10
Other assets	2-20

Intangible assets are reviewed for impairment where indicators of impairment exist.

s) Trade receivables
Trade receivables are measured at fair value on initial recognition and are subsequently measured at amortised cost using the effective interest rate method unless there is objective evidence that the asset is impaired, where it is written down to is recoverable amount and the irrecoverable amount is recognised as an expense.

t) Financial instruments

i) Debt instruments
All loans and borrowings are initially recognised at cost, being the net fair value of the consideration received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Where a loan or borrowing is in a fair value hedging relationship it is remeasured for changes in fair value of the hedged risk at the balance sheet date, with gains or losses being recognised in the income statement (see below).

Gains and losses are recognised in the income statement when the liabilities are derecognised or impaired, as well as through the amortisation process.

ii) Derivative financial instruments and hedging activities
The group uses derivative financial instruments such as cross currency swaps, forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative instruments are initially recorded at cost and subsequently remeasured at fair value at the balance sheet date. The fair value of cross currency swaps, interest rate swaps and forward currency contracts is calculated by reference to market exchange rates and interest rates at the period end.

In relation to fair value hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument is taken to the income statement where the effective portion of the hedge will offset the gain or loss on the hedged item (see above).

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion in the income statement. The gains or losses deferred in equity in this way are recycled through the income statement in the same period in which the hedged underlying transaction or firm commitment is recognised in the income statement.

Forward currency contracts and foreign currency borrowings are used to hedge net investments in foreign currency denominated operations and to the extent that they are designated and effective as net investment hedges are matched in equity against changes in value of the related assets. Any ineffectiveness is taken to the income statement.

For derivatives that do not qualify for hedge accounting, gains or losses are taken directly to the income statement in the period.

Hedge accounting is discontinued when the hedging instrument expires, is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that date any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs, or transferred to the income statement if the forecast transaction is no longer expected to occur.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with gains and losses reported in the income statement.

u) Share based payments
The group operates a number of equity settled, share based compensation plans for employees. The fair value of the employee services received in exchange for the grant is recognised as an expense over the vesting period of the grant.

The fair value of employee services is determined by reference to the fair value of the awards granted calculated using an appropriate pricing model, excluding the impact of any non market vesting conditions. The number of awards that are expected to vest takes into account non market vesting conditions including, where appropriate, continuing employment by the group. The charge is adjusted to reflect shares that do not vest as a result of failing to meet a non market condition.

v) Pre-contract costs
Pre-contract costs are expensed as incurred except where it is probable that the contract will be awarded, in which case they are recognised as an asset which is written off to the income statement over the life of the contract.

w) Discontinued operations and assets held for sale
Where an asset or group of assets (a disposal group) is available for immediate sale and the sale is highly probable and expected to occur within one year, then the disposal group is deemed as held for sale. The disposal group is measured at the lower of the carrying amount and fair value less costs to sell.

Where a group of assets, which comprises operations that can be clearly distinguished operationally and for financial reporting purposes from the rest of the group (a component), has been disposed of or classified as held for sale and it

> represents a separate major line of business or geographical area of operations; or
> is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or
> is a subsidiary acquired exclusively with a view to resale

then the component is classified as a discontinued operation.

Non current assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Depreciation is not charged on such assets.

x) Purchase of own shares
The group balance sheet incorporates the shares held by the Severn Trent Employee Share Ownership Trust (the Trust) and which have not vested unconditionally by the balance sheet date. These are shown as a deduction from shareholders' funds until such time as they vest.

y) Trade payables
Trade payables are initially measured at fair value and are subsequently measured at amortised cost, using the effective interest rate method.

z) Exceptional items
Exceptional items are income or expenditure, which individually or, if of a similar type, in aggregate should, in the opinion of the directors, be disclosed by virtue of their size or nature if the financial statements are to give a true and fair view.

Notes to the group financial statements continued

3 New accounting policies and future requirements
The following statements have been issued by the International Accounting Standards Board and are likely to affect future financial statements.

International Financial Reporting Standard 7 'Financial instruments: Disclosures' (IFRS 7) was issued in August 2005 and is required to be implemented by Severn Trent from 1 April 2007. The standard incorporates the disclosure requirements of IAS 32, which it supersedes and adds further quantitative and qualitative disclosures in relation to financial instruments.

International Financial Reporting Standard 8 'Operating Segments' (IFRS 8) was issued in November 2006 and is required to be implemented by Severn Trent from 1 April 2009. The standard requires identification of operating segments based on internal reports that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and assess its performance. The impact of the standard on Severn Trent's financial statements is not expected to be significant since the group's segmental reporting already closely reflects reports regularly reviewed by the Chief Executive and the board.

IFRIC 11 "Group and Treasury Share Transactions" was issued in November 2006. The interpretation addresses accounting for share based payments in the separate financial statements of the parent company and its subsidiaries. As such it is not applicable to the consolidated financial statements of Severn Trent Plc.

IFRIC 12 "Service Concession Arrangements" was issued in November 2006 and is required to be implemented by Severn Trent from 1 April 2008. The interpretation draws a distinction between two types of services concession arrangement; those where the operator receives a financial asset, specifically an unconditional contractual right to receive cash or another financial asset from a government body in return for constructing or upgrading a public sector asset; and those where the operator receives an intangible asset, the right to charge for the use of the public sector asset that it constructs or upgrades. The interpretation will be applicable to the group's contracts with the UK Ministry of Defence ("MoD") and is expected to result in the recognition of both a financial asset in respect of the right to receive cash in return for upgrading the MoD assets and an intangible asset arising from the right to provide water and sewerage services.

IAS 23 (revised) was issued in March 2007 and is required to be implemented by Severn Trent from 1 April 2009. The revision to the standard removes the option of immediately recognising as an expense borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for use or sale. Such costs are therefore required to be capitalised as part of the cost of the asset. The revised standard will require Severn Trent to change its existing policy and is likely to result in a proportion of borrowing costs that are currently expensed being capitalised in property plant and equipment or intangible assets. The costs will then be amortised over the expected useful lives of the relevant assets.

The directors assess that the other standards and interpretations issued but not yet effective are not applicable to the group.

4 Significant accounting judgments and key sources of estimation uncertainty
In the process of applying the group's accounting policies, the group is required to make certain judgments, estimates and assumptions that it believes are reasonable based on the information available. The more significant judgments and key assumptions and sources of estimation uncertainty are summarised below:

(a) Goodwill impairment
Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units ("CGU") to which goodwill has been allocated. The value in use calculation requires the group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate to calculate present value. Details of the assumptions used are set out in note 15 to the financial statements.

(b) Depreciation and carrying amounts of property. plant and equipment
Calculating the depreciation charge and hence the carrying value for property, plant and equipment requires estimates to be made of the useful lives of the assets. The estimates are based on engineering data and the group's experience of similar assets. Details are set out in note 2 (e).

(c) Retirement benefit obligations
Determining the amount of the group's retirement benefit obligations and the net costs of providing such benefits requires assumptions to be made concerning long term interest rates, inflation, salary and pension increases, investment returns and longevity of current and future pensioners. Changes in these assumptions could significantly impact the amount of the obligations or the cost of providing such benefits. The group makes assumptions concerning these matters with the assistance of advice from independent qualified actuaries. Details of the assumptions made are set out in note 28 to the financial statements.

(d) Tax provisions
Assessing the outcome of uncertain tax positions requires judgments to be made regarding the result of negotiations with and enquiries from tax authorities in a number of jurisdictions. The assessments made are based on advice from independent tax advisers and the status of ongoing discussions with the relevant tax authorities.

5 Segmental analysis

The group is organised into two main business segments:

Water and Sewerage
Provides water and sewerage services to domestic and commercial customers in England and Wales.

Water Technologies and Services
Provides services and products associated with water, waste water and contaminated land principally in the US, UK and Europe.

Corporate and Other
Following the sale of Severn Trent Property and other property interests, the sole remaining other business is the group's corporate insurance company. Henceforth this is reported together with unallocated corporate costs as Corporate and Other in the segmental analysis. All prior year numbers have been restated for comparative purposes.

The group is also organised into geographical regions, UK, US and Europe. Geographical information is classified by the location of the principal operations of each business unit.

a) Primary reporting format – business segment

2007	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
External sales	1,216.3	262.6	1.3	–	1,480.2
Inter segment sales	1.8	26.3	9.0	(37.1)	–
Total sales	**1,218.1**	**288.9**	**10.3**	**(37.1)**	**1,480.2**
Profit before interest, tax and exceptional items	413.0	19.7	(26.3)	(1.1)	405.3
Exceptional items (note 8)	21.3	14.7	(11.3)	–	24.7
Profit before interest and tax	**434.3**	**34.4**	**(37.6)**	**(1.1)**	**430.0**
Share of results of associates and joint ventures	–	0.8	(0.3)	–	0.5
Segment result	**434.3**	**35.2**	**(37.9)**	**(1.1)**	**430.5**
Total net finance costs					(105.0)
Profit before tax					325.5
Tax					(76.9)
Profit from continuing operations					248.6
Profit from discontinued operations (note 12)					20.0
Profit for the period					**268.6**

Discontinued operations include:

	Waste Management £m	US Laboratories £m	Eliminations £m	Total £m
External sales	401.0	94.4	–	495.4
Inter segment sales	3.9	1.7	(5.6)	–
Total sales	404.9	96.1	(5.6)	495.4
Profit before interest, tax and exceptional items	51.2	8.0	–	59.2
Exceptional items (note 8)	–	(31.5)	–	(31.5)
Share of results of associates and joint ventures	0.5	–	–	0.5
Segment result	**51.7**	**(23.5)**	**–**	**28.2**

a) Primary reporting format – business segment (continued)

2006	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
External sales	1,148.5	277.0	29.8	–	1,455.3
Inter segment sales	2.4	22.8	29.5	(54.7)	–
Total sales	**1,150.9**	**299.8**	**59.3**	**(54.7)**	**1,455.3**
Profit before interest, tax and exceptional items	400.4	17.1	(25.7)	1.2	393.0
Exceptional items (note 8)	(4.8)	–	(10.9)	–	(15.7)
Profit before interest and tax	**395.6**	**17.1**	**(36.6)**	**1.2**	**377.3**
Share of results of associates and joint ventures	–	1.6	(0.5)	–	1.1
Segment result	**395.6**	**18.7**	**(37.1)**	**1.2**	**378.4**
Total net finance costs					(200.6)
Profit before tax					177.8
Tax					(54.2)
Profit from continuing operations					123.6
Profit from discontinued operations (note 12)					99.4
Profit for the period					**223.0**

Discontinued operations include:

	Waste Management £m	US Laboratories £m	Eliminations £m	Total £m
External sales	764.1	134.0	–	898.1
Inter segment sales	6.6	0.8	(7.4)	–
Total sales	770.7	134.8	(7.4)	898.1
Profit before interest, tax and exceptional items	85.2	5.9	–	91.1
Share of results of associates and joint ventures	1.0	–	–	1.0
Segment result	**86.2**	**5.9**	**–**	**92.1**

Other segment items are:

2007	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
Capital expenditure	399.5	6.1	–	(4.3)	401.3
Depreciation and amortisation	241.2	6.6	0.3	(3.5)	244.6

2006	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
Capital expenditure	335.6	6.7	0.2	(3.3)	339.2
Depreciation and amortisation	219.7	6.7	4.0	(4.2)	226.2

The segment assets and liabilities are as follows:

2007	Water and Sewerage £m	Water Technologies and Services £m	Eliminations £m	Unallocated Corporate and Other £m	Consolidated £m
Assets					
Segment assets	5,894.7	225.5	(16.9)	141.7	6,245.0
Interests in associates and joint ventures	0.5	3.4	–	–	3.9
	5,895.2	228.9	(16.9)	141.7	6,248.9
Group total assets					6,248.9
Liabilities					
Segment liabilities	(618.7)	(66.3)	–	(4,426.6)	(5,111.6)
Group total liabilities					(5,111.6)

2006	Water and Sewerage £m	Water Technologies and Services £m	Eliminations £m	Unallocated corporate and Other £m	Consolidated £m
Assets					
Segment assets	5,671.6	241.3	161.0	(15.9)	6,058.0
Interests in associates and joint ventures	0.4	19.7	8.6	–	28.7
	5,672.0	261.0	169.6	(15.9)	6,086.7
Assets relating to discontinued operations					1,039.4
Group total assets					7,126.1
Liabilities					
Segment liabilities	(653.8)	(77.6)	(4,245.2)	–	(4,976.6)
Liabilities relating to discontinued operations					(250.5)
Group total liabilities					(5,227.1)

Assets relating to discontinued operations includes interests in associates and joint ventures amounting to £0.6m.

Segment assets comprise goodwill and other intangible assets, property, plant and equipment, inventories, derivatives designated as hedges for future transactions, receivables and operating cash. Deferred taxation, investments and derivatives designated as hedges of borrowings are all included in unallocated corporate assets.

Segment liabilities comprise operating liabilities. Taxation and corporate borrowings and related hedging derivatives are all included in unallocated corporate liabilities.

Notes to the group financial statements continued

The entire Waste Management segment has been divested and its results are included in discontinued operations in 2006/07. The comparative figures have been restated to reflect the current year classification. Following the disposal of the US Laboratories business, which is also included in discontinued operations in both years, the former Water Purification and Operating Services and Laboratories segments have been reclassified. The UK Laboratories business, which formerly was included in the Laboratories segment, is now included in the Water Technologies and Services segment. Prior year figures have been restated to reflect the new classification as follows:

	Water purification and operating services (as previously stated) £m	UK Laboratories £m	Eliminations £m	Water technologies and services (restated) £m
Turnover	267.8	32.0	–	299.8
Profit before interest, tax and exceptional items	12.0	5.1	–	17.1
Exceptional items	–	–	–	–
Profit before interest and tax	12.0	5.1	–	17.1
Share of results of associates and joint ventures	1.6	–	–	1.6
Segment result	**13.6**	**5.1**	**–**	**18.7**
Segment assets	234.0	25.7	(18.4)	241.3
Interests in associates and joint ventures	19.7	–	–	19.7
	253.7	**25.7**	**(18.4)**	**261.0**
Segment liabilities	**(65.8)**	**(8.2)**	**(3.6)**	**(77.6)**

b) Secondary reporting format – geographical segments
The group's turnover from continuing operations analysed by geographical market (by destination) was as follows:

	Continuing activities		Discontinued activities	
	2007 £m	2006 £m	**2007 £m**	2006 £m
Turnover				
UK	**1,288.8**	1,253.2	**387.0**	705.7
US	**124.1**	140.2	**94.3**	134.0
Europe	**33.4**	36.8	**14.1**	58.4
Other	**33.9**	25.1	**–**	–
	1,480.2	1,455.3	**495.4**	898.1

The carrying amount of the group's assets and additions to property plant and equipment analysed by the geographical area in which the assets are located was as follows:

	Total assets based on location		Capital expenditure	
	2007 £m	2006 £m	**2007 £m**	2006 £m
UK	**6,103.1**	5,953.6	**398.3**	334.9
US	**58.6**	67.2	**3.0**	4.3
Europe	**87.2**	65.9	**–**	–
	6,248.9	6,086.7	**401.3**	339.2
Assets relating to discontinued activities	**–**	1,039.4	**39.0**	87.6
	6,248.9	7,126.1	**440.3**	426.8

6 Revenue

	2007 £m	2006 (restated) £m
Water and sewerage services	**1,209.3**	1,137.7
Other services	**217.7**	243.6
Sales of goods	**59.5**	62.9
Revenue from long term contracts	**30.8**	65.9
Eliminations	**(37.1)**	(54.8)
Total turnover	**1,480.2**	1,455.3
Interest receivable (note 10)	**5.7**	2.3
Revenue from discontinued operations	**502.8**	900.0
Total revenue	**1,988.7**	2,357.6

7 Operating costs

	2007 £m	2006 (restated) £m
Wages and salaries (including exceptional restructuring costs £3.0 million (2006: £4.8 million))	**245.0**	253.8
Social security costs	**17.3**	20.0
Pension costs (including exceptional settlement on demerger £7.8 million (2006: nil))	**46.8**	31.2
Total employee costs	**309.1**	305.0
Power	**61.7**	38.7
Raw materials and consumables	**103.3**	105.1
Rates	**57.3**	56.5
Impairment of trade debtors	**22.7**	25.0
Service charges	**27.6**	27.5
Depreciation of property, plant and equipment	**203.9**	198.5
Exceptional write off of decommissioned plant	**11.9**	–
Amortisation of intangible fixed assets	**28.8**	27.7
Hired and contracted services	**129.4**	143.1
Operating lease rentals		
– land and buildings	**4.8**	5.3
– other	**3.1**	2.9
Hire of plant and machinery	**5.4**	4.0
Research and development expenditure	**4.2**	3.9
Profit on disposal of fixed assets	**(0.7)**	(2.9)
Foreign exchange gains	**(0.2)**	(0.1)
Water and Sewerage infrastructure maintenance expenditure	**98.1**	94.5
Exceptional demerger costs	**8.9**	7.8
Other operating costs	**107.6**	111.4
	1,186.9	1,153.9
Release from deferred income	**(3.5)**	(4.6)
Own work capitalised	**(76.9)**	(71.3)
Total operating costs	**1,106.5**	1,078.0

Operating costs include £31.6 million (2006: £15.7 million) of exceptional costs. Further details are given in note 8. The pension costs shown above include current and past service costs. Other pension costs (interest costs, expected returns on assets and actuarial gains and losses) are included in finance costs and the statement of recognised income and expense.

During the year the following fees were charged by the auditors in respect of continuing and discontinued activities:

	2007 £m	2006 £m
Fees payable to the company's auditors for the audit of the company's annual accounts	**0.2**	0.1
Fees payable to the company's auditors and their associates for other services to the group		
– The audit of the company's subsidiaries pursuant to legislation	**0.5**	1.0
Total audit fees	**0.7**	1.1
– Other services pursuant to legislation	**0.1**	–
– Tax services	**–**	0.2
– Other services	**0.3**	0.8
Total non audit fees	**0.4**	1.0

Other services comprises controls reviews £0.1 million and various other services £0.2 million (2006: forensic accounting services £0.3 million, controls reviews £0.3 million and various other services in total £0.2 million).

Details of directors' remuneration are set out in the remuneration report on pages 41 to 43.

Notes to the group financial statements continued

8 Exceptional items
A net exceptional credit of £24.7 million arose in respect of continuing operations and an exceptional charge of £24.4 million arose in respect of discontinued operations.

The exceptional credit in continuing operations comprised:

> A charge of £14.9 million in water and sewerage arising from a programme to restructure and realign the business including write down of decommissioned assets £11.9 million and redundancy costs £3 million;
> A charge of £16.7 million in corporate costs, arising from the demerger of Biffa Plc, including £7.8 million relating to the settlement of pension obligations, and;
> A credit of £56.3 million of which £36.2 million arose from the disposal of properties in Severn Trent Water, £14.7 million arose in Water Technologies and Services from the disposal of Aquafin and £5.4 million in Corporate and Other businesses from the disposal of Severn Trent Property and other property assets.

The exceptional charge in discontinued operations comprised:

> A charge of £31.5 million arising from the impairment of goodwill relating to US Laboratories (see note 15);
> A loss of £2.4 million on the sale of US Laboratories; and
> A gain of £9.5 million on the sale of Biffa Belgium.

A net exceptional charge of £15.7 million arose in the year ending 31 March 2006. This comprised:

An exceptional restructuring charge of £7.9 million arose comprising:

> £4.8 million arising in Severn Trent Water as a result of costs associated with a redundancy programme undertaken to meet AMP4 efficiency targets; and
> a net £3.1 million arising in Systems relating to the cessation of trading with external customers and disposal of the Worksuite and CIS operations.

£7.8 million of costs arose relating to the demerger of Biffa and other strategic reviews undertaken.

9 Employee numbers
Average number of employees (including executive directors) during the year (full time equivalent):

	2007 Number	2006 (restated) Number
By type of business:		
Water and Sewerage	**5,289**	5,188
Water Technologies and Services	**2,984**	2,966
Other Businesses and Corporate	**99**	350
Continuing operations	**8,372**	8,504
Discontinued operations	**4,089**	7,808
	12,461	16,312

10 Net finance costs

	2007 £m	2006 (restated) £m
Investment income		
Interest receivable on bank deposits	**5.4**	1.3
Expected return on defined benefit scheme assets	**80.6**	70.6
Other financial income	**0.3**	1.0
	86.3	72.9
Finance costs		
Interest on bank loans and overdrafts	**(28.4)**	(24.5)
Interest on other loans	**(122.6)**	(120.7)
Interest on finance leases	**(20.2)**	(22.8)
Total borrowing costs	**(171.2)**	(168.0)
Interest cost on defined benefit obligations	**(67.5)**	(66.9)
Other financial expenses	**(1.4)**	(1.9)
Total finance costs	**(240.1)**	(236.8)
Fair value movements on treasury instruments	**48.8**	(36.7)
Net finance costs	**(105.0)**	(200.6)
Fair value movements on treasury instruments comprise:		
Net gain/(loss) on debt and swaps in fair value hedges	**0.7**	(0.7)
Gain/(loss) arising on revalution of derivatives not in designated hedge accounting relationships	**52.7**	(31.5)
Fair value losses on cash flow hedges transferred from equity	**(4.6)**	(4.5)
Fair value movements on treasury instruments	**48.8**	(36.7)

11 Taxation

a) Analysis of tax charge in the year

	2007 £m	2006 (restated) £m
Current tax		
Continuing operations		
Current year at 30%	**67.9**	75.8
Prior year at 30%	**(9.4)**	(14.3)
Total current tax relating to continuing operations	**58.5**	61.5
Current tax relating to discontinued operations	**9.2**	(12.7)
Total current tax	**67.7**	48.8
Deferred tax		
Continuing operations		
Origination and reversal of temporary differences – current year	**35.0**	(0.5)
Origination and reversal of temporary differences – prior year	**(16.6)**	(6.8)
Total deferred tax relating to continuing operations	**18.4**	(7.3)
Deferred tax relating to discontinued operations	**6.0**	1.5
Total deferred tax	**24.4**	(5.8)
Total tax charge relating to continuing operations	**76.9**	54.2
Total tax charge relating to discontinued operations	**15.2**	(11.2)
Total tax charge	**92.1**	43.0

b) Factors affecting the tax charge in the year

The tax expense for the current year is lower than the standard rate of corporation tax in the UK (2007 and 2006: 30%). The differences are explained below:

	2007 £m	2006 £m
Profit on ordinary activities before tax:		
Continuing operations	**325.5**	177.8
Discontinued operations	**35.2**	88.2
	360.7	266.0
Tax at the standard rate of corporation tax in the UK (2007 and 2006: 30%)	**108.2**	79.8
Tax effect of share of results of associates and joint ventures	**0.1**	0.3
Tax effect of expenditure not deductible in determining taxable profit	**5.9**	14.9
Effect of different rates of tax in overseas jurisdictions	**(0.6)**	(1.3)
Adjustments in respect of prior years	**(21.5)**	(50.7)
Total tax charge	**92.1**	43.0

The adjustements in respect of prior years arose as a result of agreeing open computations with the relevant tax authorities and, in 2007, the recognition of a deferred tax asset of £7.7 million for previously unrecognised tax losses in the USA.

c) Tax charged directly to equity

In addition to the amount charged to the income statement, the following amounts of tax have been charged directly to equity:

	2007 £m	2006 £m
Current tax		
Tax on exchange differences on foreign currency hedging	**1.9**	(1.8)
Total current tax charged directly to equity	**1.9**	(1.8)
Deferred tax		
Tax on actuarial losses/gains	**(4.3)**	8.0
Tax on cash flow hedging	**3.2**	1.4
Tax on share based payments	**(0.6)**	(0.8)
Total deferred tax charged directly to equity	**(1.7)**	8.6

Notes to the group financial statements continued

12 Discontinued operations

Pursuant to the Group's strategy to focus on water the following transactions took place during the year:

On 30 June 2006 the Group completed the sale of Biffa Belgium to Veolia Proprete SA for net consideration of £23.7 million;

On 6 October 2006 the Group completed the de-merger of Biffa Plc; and

On 29 December 2006 the Group completed the sale of Severn Trent Laboratories Inc. to TestAmerica Holdings Inc. for net consideration of £77.1 million.

a) Profit from discontinued operations

	2007 £m	2006 (restated) £m
Turnover	**495.4**	898.1
Operating costs	**(436.2)**	(807.0)
Profit before interest, tax and exceptional items	**59.2**	91.1
Net finance costs	**(0.1)**	(3.9)
Share of joint ventures and associates	**0.5**	1.0
Profit before tax and exceptional items	**59.6**	88.2
Tax	**(15.2)**	11.2
Profit after tax	**44.4**	99.4
Exceptional impairment of goodwill	**(31.5)**	–
Exceptional gain on disposal of discontinued operations	**7.1**	–
Attributable tax expense	**-**	–
Net profit attributable to discontinued operations	**20.0**	99.4

b) Cash flows from discontinued operations

	2007 £m	2006 (restated) £m
Net cash flows from operating activities	**75.3**	138.6
Net cash flows from investing activities	**(26.2)**	(83.5)
Net cash flows from financing activities	**331.7**	(9.3)
	380.8	45.8

c) Earnings per share from discontinued operations

	2007			2006		
	Earnings £m	**Weighted average number of shares m**	**Per share amount pence**	Earnings (restated) £m	Weighted average number of shares (restated) m	Per share amount (restated) pence
Basic earnings per share from discontinued operations	**20.0**	**232.9**	**8.6**	99.4	231.0	43.0
Diluted earnings per share from discontinued operations	**20.0**	**235.1**	**8.5**	99.4	233.0	42.7

13 Dividends

Amounts recognised as distributions to equity holders in the period:

	2007		2006	
	Pence per share	**£m**	Pence per share	£m
Final dividend for the year ended 31 March 2006/2005	**31.97**	**111.4**	30.30	104.8
Interim dividend for the year ended 31 March 2007/2006	**22.77**	**52.9**	19.16	66.5
Special dividend for the year ended 31 March 2007	**165.00**	**575.2**	–	–
	219.74	**739.5**	49.46	171.3
Proposed final dividend for the year ended 31 March 2007	**38.68**	**90.3**		

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

On the demerger of Biffa Plc the ordinary share capital of the company was consolidated with the intention that the share price of Severn Trent Plc shares would be similar before and after the demerger. Two new Severn Trent shares were issued for every three old Severn Trent shares held. The per share amounts disclosed above in respect of dividends declared before the consolidation are the amounts that were declared on the shares in issue at the time. They have not been restated for the share consolidation.

14 Earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust, which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

Basic and diluted earnings per share from continuing operations are calculated on the basis of profit from continuing operations attributable to the equity holders of the company. The weighted average number of shares for the year ended 31 March 2006 has been restated to reflect the 2 for 3 share consolidation that was approved at the extraordinary general meeting on 6 October 2006.

From continuing operations:

		2007			2006	
	Earnings	**Weighted average number of shares**	**Per share amount**	Earnings (restated)	Weighted average number of shares (restated)	Per share amount (restated)
	£m	**m**	**pence**	£m	m	pence
Basic earnings per share	**247.1**	**232.9**	**106.1**	122.2	231.0	52.9
Effect of dilutive options	**-**	**2.2**	**(1.0)**	-	2.0	(0.5)
Diluted earnings per share	**247.1**	**235.1**	**105.1**	122.2	233.0	52.4

From continuing and discontinued operations:

		2007			2006	
	Earnings	**Weighted average number of shares**	**Per share amount**	Earnings (restated)	Weighted average number of shares (restated)	Per share amount (restated)
	£m	**m**	**pence**	£m	m	pence
Basic earnings per share	**267.1**	**232.9**	**114.7**	221.6	231.0	95.9
Effect of dilutive options	**-**	**2.2**	**(1.1)**	-	2.0	(0.8)
Diluted earnings per share	**267.1**	**235.1**	**113.6**	221.6	233.0	95.1

Supplementary earnings per share

Supplementary adjusted earnings per share figures are presented for continuing operations. These exclude the effects of deferred tax, fair value movements on treasury instruments and exceptional items in both 2007 and 2006. The directors consider that the supplementary figures provide a useful additional indicator of performance.

From continuing operations:

		2007			2006	
	Earnings	**Weighted average number of shares**	**Per share amount**	Earnings (restated)	Weighted average number of shares (restated)	Per share amount (restated)
	£m	**m**	**pence**	£m	m	pence
Basic earnings per share	**247.1**	**232.9**	**106.1**	122.2	231.0	52.9
Effect of:						
Exceptional restructuring costs and termination of operations	**14.9**	**-**	**6.4**	7.9	-	3.4
Exceptional demerger and related costs	**16.7**	**-**	**7.2**	7.8	-	3.4
Exceptional profit on disposal of property and businesses	**(56.3)**	**-**	**(24.2)**	-	-	-
Current tax related to exceptional items at 30%	**-**	**-**	**-**	(2.4)	-	(1.0)
Fair value movements on treasury instruments	**(48.8)**	**-**	**(21.0)**	36.7	-	15.9
Deferred tax	**18.4**	**-**	**7.9**	(7.3)	-	(3.2)
Adjusted earnings per share before exceptional items, fair value movements on treasury instruments and deferred tax	**192.0**	**232.9**	**82.4**	164.9	231.0	71.4

Notes to the group financial statements continued

14 Earnings per share continued

	2007 Earnings £m	2007 Weighted average number of shares m	2007 Per share amount pence	2006 Earnings (restated) £m	2006 Weighted average number of shares (restated) m	2006 Per share amount (restated) pence
From continuing operations:						
Diluted earnings per share	**247.1**	**235.1**	**105.1**	122.2	233.0	52.4
Effect of:						
Exceptional restructuring costs and termination of operations	**14.9**	**-**	**6.3**	7.9	–	3.4
Exceptional demerger and related costs	**16.7**	**-**	**7.1**	7.8	–	3.3
Exceptional profit on disposal of property and businesses	**(56.3)**	**-**	**(23.9)**	–	–	–
Current tax related to exceptional items at 30%	**–**	**-**	**-**	(2.4)	-	(1.0)
Fair value movements on treasury instruments	**(48.8)**		**(20.8)**	36.7	-	15.8
Deferred tax	**18.4**	**-**	**7.8**	(7.3)	-	(3.1)
Adjusted diluted earnings per share before exceptional items, fair value movements on treasury instruments and deferred tax	**192.0**	**235.1**	**81.6**	164.9	233.0	70.8

15 Goodwill

	2007 £m	2006 £m
Cost and net book value		
At 1 April	**506.3**	499.1
Acquisition of businesses	**-**	0.1
Impairment of US Laboratories (see below)	**(31.5)**	–
Disposal of subsidiaries	**(414.1)**	(0.1)
Additions	**–**	1.4
Adjustment to consideration on acquisitions in prior years	**(0.3)**	-
Classified as held for sale	**–**	(2.1)
Exchange adjustments	**(11.3)**	7.9
At 31 March	**49.1**	506.3

Goodwill impairment tests
Goodwill is allocated to the group's cash generating units (CGUs) identified according to country of operation and business segment.

A summary of the goodwill allocation by CGU is presented below:

	2007 £m	2006 £m
Water Technologies and Services		
Water Purification US	**21.0**	23.8
Contract Operations US	**9.6**	10.8
UK Services	**0.2**	0.2
UK Laboratories	**12.0**	12.3
Services Italy	**6.3**	6.4
	49.1	53.5
Discontined Operations		
Biffa UK	**-**	390.5
US Laboratories	**-**	62.3
	49.1	506.3

The recoverable amount of a CGU is determined using value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using an estimated nominal growth rate stated below. The growth rate does not exceed the long term average growth rate for the economy in which the CGU operates.

	Nominal growth rate		Discount rate	
	2007	2006	**2007**	2006
	%	%	**%**	%
Water Technologies and Services	**3.0**	3.0	**11.5**	11.0

These assumptions have been used for the analysis of each CGU within the business segment. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the segment.

On 4 September 2006, the group agreed to sell its US Laboratories business to TestAmerica Holdings Inc for £77.1 million. This resulted in an impairment of £31.5 million in the goodwill relating to the US Laboratories business, which was recognised in the group's interim financial statements. This transaction was completed on 29 December 2006 (see note 35).

16 Intangible assets

	Computer software £m	Other assets £m	Total £m
Cost			
At 1 April 2005	204.2	29.2	233.4
Acquired in business combination	–	0.1	0.1
Additions	27.8	1.2	29.0
Disposals	(14.6)	(1.5)	(16.1)
Classified as held for sale	(1.3)	(0.3)	(1.6)
Reclassifications and transfer	(3.7)	(9.4)	(13.1)
Exchange adjustments	0.1	0.6	0.7
At 1 April 2006	212.5	19.9	232.4
Additions	20.3	1.2	21.5
Disposals	(9.2)	(0.1)	(9.3)
Disposal of subsidiaries	(2.4)	(3.6)	(6.0)
Exchange adjustments	(0.2)	(0.6)	(0.8)
At 31 March 2007	**221.0**	**16.8**	**237.8**
Amortisation			
At 1 April 2005	(98.1)	(9.5)	(107.6)
Amortisation for year	(27.5)	(1.8)	(29.3)
Disposals	14.0	1.3	15.3
Classified as held for sale	1.2	0.2	1.4
Reclassifications and transfer	2.0	(1.4)	0.6
Exchange adjustments	(0.1)	(0.3)	(0.4)
At 1 April 2006	(108.5)	(11.5)	(120.0)
Amortisation for year	(27.8)	(1.6)	(29.4)
Disposals	8.3	–	8.3
Disposal of subsidiaries	1.4	2.7	4.1
Exchange adjustments	0.1	0.3	0.4
At 31 March 2007	**(126.5)**	**(10.1)**	**(136.6)**
Net book value			
At 31 March 2007	**94.5**	**6.7**	**101.2**
At 31 March 2006	104.0	8.4	112.4

Other assets primarily comprise capitalised development costs, brands and patents.
Intangible assets include internally generated software of £108.8 million (2006: £112.4 million). Additions during the year totalled £4.7 million (2006: £25.4 million).

Notes to the group financial statements continued

17 Property, plant and equipment

	Land and Buildings £m	Infra-structure assets £m	Fixed plant and equipment £m	Movable plant £m	Total £m
Cost					
At 1 April 2005	2,246.3	3,609.3	2,677.9	65.1	8,598.6
Acquisition of businesses	–	–	0.1	–	0.1
Additions	101.1	80.9	205.2	10.6	397.8
Disposals	(5.7)	(0.6)	(68.6)	(13.2)	(88.1)
Reclassifications and transfers	23.1	–	(19.8)	–	3.3
Classified as held for sale	(18.2)	–	(62.8)	–	(81.0)
Exchange adjustments	2.4	–	6.6	1.0	10.0
At 1 April 2006	2,349.0	3,689.6	2,738.6	63.5	8,840.7
Additions	107.4	98.3	213.7	8.0	427.4
Disposals	(19.7)	(1.4)	(68.8)	(13.0)	(102.9)
Disposal/demerger of subsidiaries	(370.2)	–	(364.4)	–	(734.6)
Exchange adjustments	(3.9)	–	(11.7)	(0.3)	(15.9)
At 31 March 2007	**2,062.6**	**3,786.5**	**2,507.4**	**58.2**	**8,414.7**
Depreciation					
At 1 April 2005	(731.6)	(958.4)	(1,238.2)	(31.0)	(2,959.2)
Charge for year	(63.7)	(20.5)	(176.2)	(7.5)	(267.9)
Disposals	5.6	0.6	68.6	11.2	86.0
Reclassifications and transfers	(10.0)	–	2.4	–	(7.6)
Classified as held for sale	14.3	–	44.0	–	58.3
Exchange adjustments	(1.0)	–	(5.6)	(0.6)	(7.2)
At 1 April 2006	(786.4)	(978.3)	(1,305.0)	(27.9)	(3,097.6)
Charge for year	(59.6)	(21.3)	(166.0)	(7.6)	(254.5)
Disposals	13.3	1.4	55.3	11.3	81.3
Disposal/demerger of subsidiaries	186.3	–	178.1	–	364.4
Exchange adjustments	3.2	–	9.6	–	12.8
At 31 March 2007	**(643.2)**	**(998.2)**	**(1,228.0)**	**(24.2)**	**(2,893.6)**
Net book value					
At 31 March 2007	**1,419.4**	**2,788.3**	**1,279.4**	**34.0**	**5,521.1**
At 31 March 2006	1,562.6	2,711.3	1,433.6	35.6	5,743.1

The carrying amount of property, plant and equipment includes the following amounts in respect of assets held under finance leases.

	Land and Buildings £m	Infra-structure assets £m	Fixed plant and equipment £m	Movable plant £m	Total £m
Net book value					
At 31 March 2007	**–**	**127.2**	**185.1**	**–**	**312.3**
At 31 March 2006	19.3	127.2	232.9	–	379.4

Fixed plant and equipment includes £180.3 million (2005: £225.3 million in respect of assets in the course of construction for which no depreciation is charged.

18 Interests in joint ventures

	2007 £m	2006 £m
Group's share of:		
Long term assets	**0.1**	0.9
Current assets	**0.9**	4.2
Current liabilities	**(0.6)**	(7.1)
Long term liabilities	**–**	–
Amounts due from joint ventures	**0.1**	11.7
	0.5	9.7

	2007 £m	2006 £m
Group's share of:		
Turnover	**1.6**	2.9
Operating costs	**(1.1)**	(1.9)
Operating profit	**0.5**	1.0
Finance costs	**(0.2)**	(0.4)
Profit before tax	**0.3**	0.6
Tax	**(0.1)**	(0.1)
Profit after tax	**0.2**	0.5

The joint venture has no significant contingent liabilities to which the group is exposed and the group does not have any significant contingent liabilities in relation to its interests in the joint venture. The group has no capital commitments in relation to its interests in the joint venture.

Particulars of the group's joint venture undertaking at 31 March 2007 are:

	Nature of business	Percentage of share capital held	A ordinary shares of £1	B ordinary shares of £1
Cognica Limited	Asset Management	50%	100,000*	100,000

*Held by the group

The country of incorporation and main operation of the joint venture is Great Britain and it is registered in England and Wales.

Notes to the group financial statements continued

19 Interests in associates

	2007 £m	2006 £m
At 1 April	**19.6**	16.3
Additions	**–**	3.0
Disposals	**(15.0)**	–
Share of profits	**0.9**	1.6
Dividends receivable	**(1.5)**	(1.5)
Other movements	**(0.6)**	0.2
At 31 March	**3.4**	19.6

Group's share of:

	2007 £m	2006 £m
Total assets	**14.6**	330.9
Total liabilities	**(11.2)**	(311.3)
	3.4	19.6
Turnover	**24.6**	41.9
Profit before tax	**0.9**	1.6

On 7 July 2006 the group sold its interest in Aquafin NV to the Flemish Government for approproximatly £29.6 million.

The associate company has no significant contingent liabilities to which the group is exposed and the group does not have any significant contingent liabilities in relation to its interest in the associate. The group has no capital commitments in relation to its interests in the associate.

The associate at 31 March 2007 was:

	Equity interest	Percentage of share capital held	Nature of business
S.I.I. Societa Consortile per Azioni	19,536,000 of £1	25%	Water and sewerage

The country of incorporation and main operation is Italy.

20 Financial instruments

The group's policies in respect of foreign currency and interest rate risk management and the related use of financial instruments, which form part of these financial statements, are set out below.

a) Financial liabilities analysed by currency and interest rate after taking account of various currency and interest rate swaps entered into by the group

At 31 March 2007

Currency	2007 Total £m	Non-interest bearing liabilities £m	Floating interest rate £m	Fixed rate borrowings: Fixed interest rate £m	Fixed rate borrowings: Weighted average interest rate %	Fixed rate borrowings: Weighted average period for which interest is fixed Years
Sterling	3,295.2	26.1	1,110.6	2,158.5	5.7	13.5
Euro	8.5	6.8	1.7	–		
US dollar	2.9	2.9	–	–		
Total financial liabilities at 31 March 2007	**3,306.6**	**35.8**	**1,112.3**	**2,158.5**		

At 31 March 2006

Currency	2006 Total £m	Non-interest bearing liabilities £m	Floating interest rate £m	Fixed rate borrowings: Fixed interest rate £m	Fixed rate borrowings: Weighted average interest rate %	Fixed rate borrowings: Weighted average period for which interest is fixed Years
Sterling	3,112.9	43.6	941.7	2,127.6	5.7	14.6
Euro	36.4	6.7	29.7	–		
US dollar	13.8	9.1	4.7	–		
Total financial liabilities at 31 March 2006	3,163.1	59.4	976.1	2,127.6		

Non-interest bearing liabilities relate to onerous contracts and trade payables. The weighted average period to maturity of the onerous contracts is 4.6 years (1.5 years). Trade payables are all due in under 1 year.

Included in the fixed rate debt above, the group has entered into a number of forward start accruing interest rate swaps. These had an initial notional value of £19.6 million and commence accreting notional value between 31 March 2007 and 2032. The maximum notional value of these swaps is £135.0 million. These swaps are floating to fixed and bear fixed interest at between 5.32% and 5.52%.

The group has also entered into £236.0 million of forward start interest rate swaps (floating to fixed) that commence between May 2007 and May 2009. These swaps all terminate in 2010. These interest rate swaps bear interest between 4.54% and 4.87%.

Floating rate sterling denominated borrowings bear interest based on LIBOR, whilst euro denominated borrowings bear interest based on EURIBOR and dollar borrowings bear interest based on dollar LIBOR.

b) Investments in interest earning assets analysed by currency after taking account of various currency swaps entered into by the group

Currency	2007 £m	2006 £m
Sterling deposits	**100.0**	87.8
Sterling cash at bank	**43.2**	54.8
	143.2	142.6

Sterling assets receive interest based on LIBID.

Of the total £143.2 million interest earning assets, there is £49.6 million of cash held on short term deposit as security for external insurance, as part of Derwent's reinsurance obligations. In addition, Severn Trent Water has a total of £1.9 million on short term deposit as security for self insurance obligations.

c) Monetary assets and liabilities by currency, excluding the functional currency

At 31 March 2007

	Net foreign currency monetary assets US dollar £m	Euro £m	Other £m	Total £m
Functional currency of operation				
Sterling	0.2	1.0	–	1.2

At 31 March 2006

	Net foreign currency monetary assets US dollar £m	Euro £m	Other £m	Total £m
Functional currency of operation				
Sterling	5.7	0.7	–	6.4

Net currency gains/(losses) arising from monetary assets/(liabilities) not in the functional currency of an operation are recognised in its income statement. Those arising from the translation of US dollar and euro functional currency financial statements into sterling are recognised in the statement of recognised income and expense.

d) Financial liabilities analysed by maturity date

	Overdrafts £m	Loans payable by instalments any of which are payable after five years £m	Other repayment terms £m	Finance leases £m	Other financial liabilities £m	**2007 Total £m**	2006 Total £m
Current financial liabilities	0.1	1.7	597.3	32.7	33.3	**665.1**	866.6
Financial liabilities due after one year:							
Between one and two years	–	–	213.7	40.9	0.3	**254.9**	164.5
Between two and five years	–	–	190.6	105.6	0.6	**296.8**	554.3
After more than five years	–	35.5	1,823.4	229.3	1.6	**2,089.8**	1,577.7
Non current financial liabilities	–	35.5	2,227.7	375.8	2.5	**2,641.5**	2,296.5
	0.1	37.2	2,825.0	408.5	35.8	**3,306.6**	3,163.1

£461.0 million of funding instruments contain certain financial covenants, breach of which can trigger early repayment.

e) Borrowing facilities

The group has the following undrawn committed borrowing facilities available (all at floating rates).

	2007 £m	2006 £m
Expiring within one year	–	–
Expiring in more than one, but not more than two years	–	–
Expiring in more than two, but not more than five years	**500.0**	500.0
	500.0	500.0

In addition, the group has a committed facility of £80 million (2006: £80.0 million), of which up to £60 million may be drawn in the form of money market borrowings and the balance not utilised by such drawings may be drawn as overdraft. The amount undrawn at the year end was £47.2 million (2006: £nil).

f) Derivative contracts

	2007 Assets £m	2007 Liabilities £m	2006 Assets £m	2006 Liabilities £m
Cross currency swaps – hedges of net investment	–	–	–	–
Cross currency swaps – fair value hedges	**3.1**	**(65.3)**	3.1	(37.0)
Cross currency swaps – not qualifying for hedge accounting	**1.2**	–	3.9	–
Interest rate swaps – cash flow hedges	**3.9**	**(0.5)**	0.6	(3.0)
Interest rate swaps – not qualifying for hedge accounting	**12.5**	**(57.5)**	6.9	(104.5)
Total	**20.7**	**(123.3)**	14.5	(144.5)
Less non-current portion				
Cross currency swap – fair value hedges	**2.7**	**(55.7)**	3.1	(27.1)
Interest rate swap – cashflow hedges	**3.9**	**(0.5)**	0.6	(3.0)
Total	**6.6**	**(56.2)**	3.7	(30.1)
Current portion	**14.1**	**(67.1)**	10.8	(114.4)

Interest rate swaps

The notional principal amounts of the outstanding interest rate swaps contracts at 31 March 2007 was £1,273 million (2006: £1,232 million). The fixed interest rates vary from 4.38% to 6.45%. The main floating rate is LIBOR.

Included within this are interest rate swaps with a notional value of £1,432 million (2006: £850 million) which do not qualify for hedge accounting. The group has an ongoing debt requirement and these swaps aim to fix the interest rates paid on a portfolio of variable debt of various terms. As it is not possible to specifically match these swaps to individual debt instruments, they do not qualify for hedge accounting.

Cross currency swaps

The notional principal amounts of the outstanding cross currency swap contracts at 31 March 2007 was £491.3 million (2006: £467.6 million). These swap a variety of currencies into sterling.

Hedge of net investments in foreign entities

During the year the group held a US dollar cross currency swap that was designated as a hedge of net investment in the group's US subsidiaries. The swap matured in January 2007 and was not replaced. The foreign exchange gain of £6.4 million (2006: loss of £5.3 million) was recognised in hedging reserves in shareholders' equity.

Notes to the group financial statements continued

g) Fair values of financial instruments
Financial instruments by category:

Asset/(liability)

	2007		2006	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the group's operations				
Trade receivables	**181.3**	**181.3**	302.6	302.6
Short-term deposits	**100.0**	**100.0**	87.8	87.8
Cash at bank and in hand	**43.2**	**43.2**	54.8	54.8
Borrowings falling due within one year	**(631.8)**	**(603.6)**	(808.2)	(791.2)
Borrowings falling due after more than one year	**(2,639.0)**	**(2,572.2)**	(2,295.5)	(2,468.6)
Provisions for onerous contracts	**(3.1)**	**(3.1)**	(2.2)	(2.2)
Trade payables	**(32.7)**	**(32.7)**	(57.3)	(57.3)
Derivative financial instruments held to manage the currency and interest rate profile				
Interest rate swaps and similar instruments	**(41.6)**	**(41.6)**	(100.0)	(100.0)
Currency instrument – cross currency swaps	**(61.0)**	**(61.0)**	(30.0)	(30.0)
Total net financial liabilities	**(3,084.7)**	**(2,989.7)**	(2,848.0)	(3,004.1)
Other long term assets				
Other fixed asset investments	**0.2**	**0.2**	0.5	0.5

Where available, market rates have been used to determine fair values. When market prices are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

h) Financial risk factors
The group's activities expose it to a variety of financial risks: market risk (including currency risk), credit risk, liquidity risk and interest rate risk. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the group's financial performance. The group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the board of directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the group's operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of surplus funds.

(i) Market risk
The group operates internationally and is exposed to foreign exchange risk arising from net investments in foreign operations, primarily with respect to the US dollar and the euro. In addition, the group has a significant value of foreign currency debt, primarily in US dollars, yen and euros.

Foreign exchange risk arises when transactions are denominated in a currency that is not the entity's functional currency. To manage the foreign exchange risk arising from foreign currency debt the group enters into cross currency swaps with external parties.

External foreign exchange contracts are designated at group level and company level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

The group's risk management policy is to hedge 100% of all foreign currency denominated debt.

The group has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the group's foreign operations is managed through borrowings and forward foreign exchange contracts denominated in the relevant foreign currencies.

(ii) Credit risk
Operationally, the group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history, other than in Severn Trent Water Limited, whose operating licence obliges it to continue to supply domestic customers even in cases where bills are not paid.

For financing purposes, derivative counterparties and cash transactions are limited to high credit quality financial institutions. The group has policies that limit the amount of credit exposure to any one financial institution.

(iii) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash balances and the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

(iv) Cash flow and fair value interest rate risk
The group's income and operating cash flows are substantially independent of changes in market interest rates.

The group's interest rate risk arises from long term borrowings. Borrowings issued at variable rates expose the group to cash flow interest rate risk. Borrowings issued at fixed rates expose the group to fair value interest rate risk. Group policy is to maintain over 50% of its borrowings in fixed rate instruments. At 31 March 2007 some 69% of the group's net debt was fixed.

The group manages its cash flow interest rate risk by using floating to fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the terms of the interest rate swaps, the group agrees with other parties to exchange, at specified intervals (mainly semi annually), the difference between fixed contract and floating rate interest rates calculated by reference to the agreed notional principal amounts. The group has entered into a series of long dated interest rate swaps to hedge future debt. Economically these act to fix floating rate debt within the group, but do not achieve hedge accounting under the strict criteria of IAS 39. This has led to a credit of £52.7 million (2006: charge of £31.5 million) in the income statement.

i) Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available for sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Estimated discounted cash flows are used to determine fair value for the debt. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

21 Available for sale financial assets

	2007 £m	2006 £m
Investments in unquoted equity instruments	**0.2**	0.5

The fair values of the unquoted equity instruments cannot be measured reliably since there is no active market in the instruments. Hence the investments are held at cost. It is not possible to determine a range of estimates within which the fair values are highly likely to lie.

22 Inventory

	2007 £m	2006 £m
Inventory and work in progress	**22.4**	34.1
Development land and properties	**-**	20.3
	22.4	54.4

Following the disposal of Severn Trent Property the group no longer holds development land and properties.

Notes to the group financial statements continued

23 Trade and other receivables

	2007 £m	2006 £m
Trade receivables	**256.0**	372.7
Less provision for impairment of receivables	**(74.7)**	(70.1)
Trade receivables – net	**181.3**	302.6
Receivables from related parties	**0.3**	0.3
Corporation tax recoverable	**–**	0.1
Other amounts receivable	**37.8**	12.1
Prepayments and accrued income	**167.7**	166.4
	387.1	481.5

The carrying values of trade and other receivables are reasonable approximations of their fair values.

There is no concentration of credit risk with respect to trade receivables.

Prepayments include £8.2 million (2006: £9.6 million) in respect of amounts due from customers for contract work.

24 Cash and cash equivalents

	2007 £m	2006 £m
Cash at bank and in hand	**43.2**	54.8
Short term bank deposits	**100.0**	87.8
	143.2	142.6

Of the £100.0 million of short term bank deposits, £51.5 million is not available for use by the group. Further details are given in note 20 (b).

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	2007 £m	2006 £m
Cash and cash equivalents	**143.2**	142.6
Bank overdrafts (note 25)	**(0.1)**	(32.2)
	143.1	110.4

25 Borrowings

	2007 £m	2006 £m
Bank overdrafts	**0.1**	32.2
Bank loans	**462.6**	381.4
Other loans	**2,399.6**	2,201.3
Obligations under finance leases	**408.5**	488.8
Borrowings	**3,270.8**	3,103.7

	2007 £m	2006 £m
The borrowings are repayable as follows:		
On demand or within one year (included in current liabilities)	**631.8**	808.2
In the second year	**254.6**	163.6
In the third to fifth years inclusive	**296.2**	554.2
After five years	**2,088.2**	1,577.7
Included in non current liabilities	**2,639.0**	2,295.5
	3,270.8	3,103.7

The group's borrowings are denominated in the following currencies after taking account of cross currency swaps:

	2007 £m	2006 £m
Sterling	**3,269.1**	3,069.4
Euro	**1.7**	29.6
US dollar	**-**	4.7
	3,270.8	3,103.7

The fair values of the group's borrowings were:

	2007 £m	2006 £m
Bank overdrafts	**0.1**	32.2
Bank loans	**429.7**	358.7
Other loans	**2,170.1**	2,380.1
Obligations under finance leases	**408.5**	488.8
	3,008.4	3,259.8

Fair values are based on expected future cash flows discounted using LIBOR forward interest rates related to the expected timing of payments.

Fixed debt has a weighted average interest rate of 5.7% (2006: 5.7%) for a weighted average period of 13.5 years (2006: 14.6 years).

Further details of bank facilities are given in note 20.

Obligations under finance leases are as follows:

	2007 £m	2006 £m
Gross obligations under finance leases	**588.2**	721.6
Less future finance charges	**(179.7)**	(232.8)
Present value of lease obligations	**408.5**	488.8

The remaining terms of finance leases ranged from 4 to 25 years at 31 March 2007. Interest terms are set at the inception of the lease, no leases (2006: 3.4%) were at fixed interest rates. The weighted average effective rate payable on fixed rate leases was 4.3% in 2006. The lease obligations are secured against the related assets. The fair value of the finance lease obligations is not significantly different from their carrying value.

There were no contingent rents, escalation clauses or material renewal or purchase options. The terms of the finance leases do not impose restrictions on dividend payments, additional debt or further leasing.

Notes to the group financial statements continued

26 Trade and other payables

	2007 £m	2006 £m
Current liabilities		
Trade payables	**32.7**	57.3
Social security and other taxes	**6.7**	47.9
Other payables	**34.2**	39.3
Accruals and deferred income	**331.5**	396.1
	405.1	540.6
Non current liabilities		
Deferred income	**183.0**	151.5
Other payables	**–**	2.7
Accrued expenses	**5.3**	4.5
	188.3	158.7

The directors consider that the carrying value of trade payables is not materially different from their fair values.

Accruals and deferred income includes £2.5 million (2006: £3.1 million) in respect of amounts due to customers for contract work.

27 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the group and movements thereon during the current and prior reporting period.

	Accelerated tax depreciation £m	Retirement benefit obligation £m	Tax losses £m	Fair value of financial instruments £m	Other £m	Total £m
At 1 April 2005	921.3	(95.5)	(1.2)	(21.2)	63.5	866.9
Charge/(credit) to income	10.2	20.9	0.1	(11.0)	(26.0)	(5.8)
Charge/(credit) to equity	–	8.0	–	1.4	(0.8)	8.6
Acquisitions/disposals	0.1	–	–	–	–	0.1
Assets held for sale	–	–	1.0	–	–	1.0
Exchange differences	–	–	–	–	(0.6)	(0.6)
At 1 April 2006	931.6	(66.6)	(0.1)	(30.8)	36.1	870.2
Charge/(credit) to income	(8.4)	17.7	(8.6)	14.7	9.0	24.4
Charge/(credit) to equity	–	(4.3)	–	3.2	(0.6)	(1.7)
Acquisitions/disposals	(3.5)	12.6	0.7	–	(12.3)	(2.5)
Exchange differences	(0.1)	–	0.3	–	0.5	0.7
At 31 March 2007	**919.6**	**(40.6)**	**(7.7)**	**(12.9)**	**32.7**	**891.1**

Certain deferred tax assets and liabilities have been offset. The offset amounts are as follows:

	2007 £m	2006 £m
Deferred tax asset to be recovered after more than 12 months	**(44.8)**	(68.9)
Deferred tax asset to be recovered within 12 months	**(4.7)**	(3.0)
	(49.5)	(71.9)
Deferred tax liability to be recovered after more than 12 months	**937.8**	932.8
Deferred tax liability to be recovered within 12 months	**2.8**	9.3
	940.6	942.1
	891.1	870.2

In addition to the amounts disclosed above, at the balance sheet date the group had unused tax losses of £4.9 million (2006: £33.3 million) available for offset against future profits. No asset has been recognised for these losses since it is not probable that there will be sufficient taxable profit available against which the losses can be utilised.

The Chancellor's budget announced proposed changes to the future rate of corporation tax and industrial buildings allowances that, if enacted in the Finance Act, will impact the deferred tax pension and future tax charges. The group is currently assessing the likely impact of these changes.

28 Retirement benefit schemes

Defined benefit schemes

The group operates a number of defined benefit pension schemes in the UK, covering the majority of UK employees. The defined benefit schemes are funded to cover future salary and pension increases and their assets are held in separate funds administered by trustees. A formal actuarial valuation of each scheme is carried out at regular intervals by an independent professionally qualified actuary. Under the defined benefit schemes, members are entitled to retirement benefits calculated as a proportion (varying between one thirtieth and one eightieth for each year of service) of their salary for the final year of employment with the group or, if higher, the average of the highest three consecutive years salary in the last ten years of employment. The final salary sections of all of the pension schemes listed below are closed to new entrants and the age profile of scheme participants is expected to rise and hence service costs are also expected to rise in the future.

The UK defined benefit schemes and the date of their last formal actuarial valuation are as follows:

UK defined benefit scheme	Date of last formal actuarial valuation
Severn Trent Pension Scheme ("STPS")*	31 March 2004
Severn Trent Senior Staff Pension Scheme ("SSPS")	31 March 2004
Severn Trent Water Mirror Image Pension Scheme	31 March 2006

* The STPS is by far the largest of the group's UK defined benefit schemes.

On the demerger of Biffa Plc the company entered into an agreement with that company and the trustees of the STPS, the SSPS and the UK Waste Pension Scheme ("UKWPS") whereby the assets and liabilities relating to Biffa Plc employees in the STPS and the SSPS would be transferred to the UKWPS with effect from 31 March 2007. The group has no continuing responsibility for the UKWPS following this agreement. The net deficit relating to Biffa Plc employees at the demerger date was £39 million. This has been included in the net assets that formed the dividend in specie on demerger. The reduction in the deficit between the demerger date and 31 March 2007 has been treated as an exceptional loss on settlement of £7.8 million.

The group has an obligation to pay pension to a number of former employees, whose benefits would otherwise have been restricted by the Finance Act 1989 earnings cap. Provision for such benefits amounting to £7.5 million (2006: £11.5 million) is included in the retirement benefit obligation.

The major assumptions used in the valuation of the STPS (also the approximate weighted average of assumptions used for the valuations of all group schemes) were as follows:

	2007	2006
Price inflation	**3.0%**	2.7%
Salary increases	**4.5%**	4.2%
Pension increases in payment and deferment	**3.0%**	2.7%
Discount rate	**5.4%**	4.9%
Longevity at age 65 for pensioners retiring now		
– men (years)	**19.2**	18.3
– women (years)	**22.1**	21.0
Longevity at age 65 for pensioners retiring in 20 years		
– men (years)	**19.9**	18.9
– women (years)	**23.0**	21.8

Notes to the group financial statements continued

Amounts recognised in the income statement in respect of these defined benefit schemes are as follows:

	2007 £m	2006 £m
Amounts charged to operating costs		
Current service cost	**(41.1)**	(38.9)
Past service cost	**(0.4)**	(0.8)
Exceptional settlement	**(7.8)**	–
	(49.3)	(39.7)
Amounts charged to net finance costs		
Interest cost	**(73.0)**	(75.4)
Expected return on scheme assets	**87.0**	79.2
	14.0	3.8
Total amount charged to the income statement	**(35.3)**	(35.9)

Actuarial gains and losses have been reported in the statement of recognised income and expense.

The amount included in the balance sheet arising from the group's obligations under defined benefit schemes is as follows:

	2007 £m	2006 £m
Present value of defined benefit obligations – funded schemes	**(1,492.2)**	(1,613.3)
Total fair value of assets	**1,364.6**	1,402.9
	(127.6)	(210.4)
Present value of defined benefit obligations – unfunded schemes	**(7.5)**	(11.5)
Liability recognised in the balance sheet	**(135.1)**	(221.9)

Movements in the present value of the defined benefit obligation were as follows:

	2007 £m	2006 £m
At 1 April	**1,624.8**	1,394.4
Service cost	**41.5**	39.7
Exceptional loss on settlement	**7.8**	–
Interest cost	**73.0**	75.4
Contributions from scheme members	**7.5**	10.6
Liabilities transferred to Biffa Plc	**(201.5)**	-
Actuarial losses recognised in the statement of recognised income and expense	**3.7**	152.8
Benefits paid	**(57.1)**	(48.1)
At 31 March	**1,499.7**	1,624.8

Movements in the fair value of the scheme assets were as follows:

	2007 £m	2006 £m
At 1 April	**1,402.9**	1,076.9
Expected return on scheme assets	**87.0**	79.2
Contributions from the sponsoring companies	**97.4**	105.2
Contributions from scheme members	**7.5**	10.6
Assets transferred to Biffa Plc	**(162.5)**	-
Actuarial gains and losses recognised in the statement of recognised income and expense	**(10.6)**	179.1
Benefits paid	**(57.1)**	(48.1)
At 31 March	**1,364.6**	1,402.9

The analysis of the assets in the schemes and the expected rates of return were:

	2007 Expected return	2007 Fair value of assets £m	2006 Expected return	2006 Fair value of assets £m
Equities	**8.25%**	**811.5**	8.00%	907.5
Gilts	**4.65%**	**248.5**	4.17%	261.7
Corporate bonds	**5.40%**	**103.2**	4.40%	63.5
Property	**6.55%**	**86.3**	6.20%	81.4
Cash	**5.25%**	**115.1**	3.70%	88.8
Total fair value of assets		**1,364.6**		1,402.9

The expected rate of return on scheme assets is based on market expectations at the beginning of the period for returns over the life of the benefit obligation. For gilts and corporate bonds the expected rates of return are based on market yields at the balance sheet date. For equities, an equity risk premium has been added to the gilt rate.

The actual return on scheme assets was £76.4 million (2006: £258.3 million).

The estimated amount of contributions expected to be paid to the schemes during the year ending 31 March 2008 is £47 million.

The history of actual and expected performance of pension scheme assets and liabilities is:

	2007 £m	2006 £m	2005 £m
Present value of defined benefit obligations	**(1,499.7)**	(1,624.8)	(1,394.4)
Fair value of scheme assets	**1,364.6**	1,402.9	1,076.9
Deficit in the schemes	**(135.1)**	(221.9)	(317.5)
Difference between actual and expected return on scheme assets	**(10.6)**	179.1	37.5
Experience adjustments on scheme liabilities	**3.7**	(152.8)	5.7

Defined contribution schemes

The group also operates defined contribution arrangements for certain of its UK and overseas employees. In September 2001, the Severn Trent Group Pension Scheme (an occupational defined contribution scheme) was established to ensure compliance with stakeholder legislation and to provide the group with an alternative pension arrangement. This was closed to new entrants on 1 April 2005 and replaced by the Severn Trent Stakeholder Pension Scheme.

The total cost charged to operating costs of £2.7 million (2006: £4.0 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes. As at 31 March 2007, no contributions (2006: £nil) due in respect of the current reporting period had not been paid over to the schemes.

29 Provisions

	Environmental and landfill restoration £m	Restructuring £m	Insurance £m	Onerous contracts £m	Terminated operations and disposals £m	Other £m	Total £m
At 1 April 2005	77.4	13.5	27.5	3.7	–	0.7	122.8
Charged to income statement	9.8	4.0	10.5	–	4.5	1.0	29.8
Utilisation of provision	(12.2)	(9.9)	(9.3)	(1.5)	–	(1.7)	(34.6)
Unwinding of discount	2.3	–	–	–	–	–	2.3
Reclassification	(0.8)	–	–	–	–	0.4	(0.4)
Amounts classified as held for sale	(10.0)	–	–	–	–	–	(10.0)
Exchange differences	0.3	–	–	–	–	–	0.3
At 1 April 2006	66.8	7.6	28.7	2.2	4.5	0.4	110.2
Charged to income statement	2.6	1.1	9.0	3.1	4.5	0.8	21.1
Utilisation of provision	(4.0)	(5.4)	(8.1)	(0.5)	(3.1)	(0.7)	(21.8)
Unwinding of discount	1.2	–	–	–	–	–	1.2
Disposal of subsidiaries	(66.6)	–	(3.5)	(1.7)	–	–	(71.8)
At 31 March 2007	**–**	**3.3**	**26.1**	**3.1**	**5.9**	**0.5**	**38.9**

	2007 £m	2006 £m
Included in		
Current liabilities	**6.7**	30.1
Non current liabilities	**32.2**	80.1
	38.9	110.2

Environmental and landfill restoration provisions reflect costs to be incurred over the operational life of individual landfill sites and in the case of aftercare costs, for up to 30 years thereafter. Further details are explained in note 2 (l). Discounting is applied. Following the disposal of Biffa Belgium and the demerger of Biffa Plc the group no longer has any landfill operations.

The restructuring provision reflects costs to be incurred in respect of committed programmes.

Derwent Insurance Limited, a captive insurance company, is a wholly owned subsidiary of the group. Provisions for claims are made as set out in note 2 (l). The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

The onerous or loss making contract provision relates to specific contractual liabilities either assumed with businesses acquired or arising in existing group businesses, where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated to occur over a period of ten years from the balance sheet date.

Provisions relating to terminated operations and disposals include amounts that it is probable will be paid in respect of claims arising from services performed by these businesses; overseas employee tax liabilities and the indemnities described in note 37 (c).

30 Share capital

	2007 £m	2006 £m
Total authorised share capital:		
346,783,834 ordinary shares of $97\frac{17}{19}$p (2006: 520,175,751 ordinary shares of $65\frac{5}{19}$p)	**339.5**	339.5
Total issued and fully paid share capital:		
233,164,566 ordinary shares of $97\frac{17}{19}$p (2006: 348,093,283 ordinary shares of $65\frac{5}{19}$p)	**228.3**	227.2

On the demerger of Biffa Plc the ordinary share capital of the company was consolidated with the intention that the share price of Severn Trent Plc shares would be similar before and after the demerger. Two new Severn Trent shares were issued for every three old Severn Trent shares held.

Changes in share capital were as follows:

	Number	£m
Ordinary shares of $65\frac{5}{19}$p		
At 1 April 2006	348,093,283	227.2
Shares issued at 473p, 536p, 548p, 568p, 592p, 759p, 823p or 831p under the group's Employee Sharesave Scheme	1,062,231	0.7
Shares issued at 680.5p, 688p, 720p, 738p, 934p, or 1,005.3p under the group's Share Option Scheme	375,725	0.2
At 6 October 2006	349,531,239	228.1
Share consolidation	(116,510,413)	–
Ordinary shares of 97 17/19p	233,020,826	228.1
Shares issued at 473p, 536p, 548p, 568p, 592p, 759p, 823p or 831p under the group's Employee Sharesave Scheme	67,837	0.1
Shares issued at 680.5p, 688p, 720p, 738p, 934p, or 1,005.3p under the group's Share Option Scheme	75,903	0.1
At 31 March 2007	**233,164,566**	**228.3**

31 Share premium

	2007 £m	2006 £m
At 1 April	**48.6**	38.4
Employee share option scheme	**8.9**	10.2
At 31 March	**57.5**	48.6

32 Other reserves

	Capital redemption reserve £m	Infrastructure reserve £m	Translation exchange reserve £m	Hedging reserve £m	Total other reserves £m
At 1 April 2005	156.1	314.2	(3.8)	(57.0)	409.5
Total recognised income for the period	–	–	21.6	1.3	22.9
At 1 April 2006	156.1	314.2	17.8	(55.7)	432.4
Total recognised income for the period	–	–	(25.5)	12.1	(13.4)
At 31 March 2007	**156.1**	**314.2**	**(7.7)**	**(43.6)**	**419.0**

The capital redemption reserve arose on the redemption of B shares.

The infrastructure reserve arose on restating infrastructure assets to fair value as deemed cost on transition to IFRS.

The translation reserve arises from exchange differences on translation of the results and financial position of foreign subsidiaries as well as foreign exchange differences arising from hedges of net investment.

The hedging reserve arises from gains or losses on hedging instruments taken directly to equity under the hedge accounting provisions of IAS 39 and the transition rules of IFRS 1.

33 Movement in shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to the equity holders of Severn Trent Plc £m	Minority interests £m	Total £m
At 1 April 2005	225.8	38.4	409.5	1,116.1	1,789.8	1.9	1,791.7
Share options and LTIPs							
– proceeds from shares issued	1.4	10.2	–	–	11.6	–	11.6
– value of employees' services	–	–	–	4.1	4.1	–	4.1
Dividends	–	–	–	(171.3)	(171.3)	(0.7)	(172.0)
Deferred tax on items posted directly to equity	–	–	–	0.8	0.8	–	0.8
Total recognised income for the period	–	–	22.9	238.5	261.4	1.4	262.8
At 1 April 2006	227.2	48.6	432.4	1,188.2	1,896.4	2.6	1,899.0
Share options and LTIPs							
– proceeds from shares issued	1.1	8.9	–	–	10.0	–	10.0
– value of employees' services	–	–	–	3.6	3.6	–	3.6
Dividends	–	–	–	(739.5)	(739.5)	(1.0)	(740.5)
Deferred tax on items posted directly to equity	–	–	–	0.6	0.6	–	0.6
Demerger of Biffa Plc	–	–	–	(280.6)	(280.6)	–	(280.6)
Total recognised income for the period	–	–	(13.4)	257.1	243.7	1.5	245.2
At 31 March 2007	**228.3**	**57.5**	**419.0**	**429.4**	**1,134.2**	**3.1**	**1,137.3**

Retained earnings are stated after deducting £7.3 million (2006: £7.3 million) representing own shares purchased by the Severn Trent Employee Share Ownership Trust for certain senior employees under the Long Term Incentive Plans (LTIPs). The main features of the LTIPs are set out in the directors' remuneration report on pages 37 and 38. Following the demerger, the trust sold its holding of Biffa shares and reinvested the proceeds in the purchase of Severn Trent shares. At 31 March 2007, the trust held 819,240 shares of 97 17/19p (2006: 914,894 ordinary shares of 65 5/19p).

The market value of these shares at 31 March 2007 was £11.7 million (2006: £10.2 million).

34 Share based payment

The group operates a number of share based remuneration schemes for employees and details of the share awards outstanding during the year are as follows:

	Employee Sharesave Scheme		Approved Share Option Scheme		Unapproved Share Option Scheme	
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding at 1 April 2005	6,678,273	579p	424,582	766p	1,064,320	731p
Granted during the year	1,017,512	823p	–	–	–	–
Forfeited during the year	(169,511)	534p	(15,528)	892p	(23,450)	784p
Cancelled during the year	(142,669)	587p	–	–	–	–
Exercised during the year	(1,652,278)	490p	(155,617)	755p	(295,786)	744p
Expired during the year	(16,252)	623p	–	–	–	–
Outstanding at 1 April 2006	5,715,075	641p	253,437	768p	745,084	724p
Granted during the year	561,552	1,172p	–	–	–	–
Forfeited during the year	(129,177)	693p	(86,656)	695p	(264,860)	691p
Cancelled during the year	(112,999)	734p	–	–	–	–
Exercised during the year	(1,124,660)	559p	(115,399)	800p	(329,216)	749p
Expired during the year	(24,239)	628p	–	–	–	–
Outstanding at 31 March 2007	**4,885,552**	**717p**	**51,382**	**816p**	**151,008**	**728p**

The weighted average share price during the period was £13.82 (2006: £10.29).

Share option schemes

The options outstanding at the end of the period are exercisable as shown below:

i) Employee Sharesave Scheme

Under the terms of the Sharesave Scheme, the board may grant those employees who have entered into an Inland Revenue approved Save As You Earn contract for a period of three, five or seven years, the right to purchase ordinary shares in the company. Options outstanding at 31 March 2007 were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2007	Number of shares 2006
January 1999	2004 or 2006	831p	**-**	28,683
January 2000	2003, 2005 or 2007	473p	**284,939**	301,455
January 2001	2004, 2006 or 2008	568p	**85,549**	448,188
January 2002	2005, 2007 or 2009	548p	**463,725**	500,388
January 2003	2006, 2008 or 2010	536p	**594,156**	1,277,674
January 2004	2007, 2009 or 2011	592p	**978,115**	1,061,142
January 2005	2008, 2010 or 2012	759p	**979,030**	1,086,938
January 2006	2009, 2011 or 2013	823p	**943,247**	1,010,607
January 2007	2010, 2012 or 2014	1,172p	**556,791**	–
			4,885,552	5,715,075

ii) Approved Share Option Scheme

Under the terms of the Share Option Scheme (formerly the Executive Share Option Scheme), the board has granted directors and other executives options to purchase ordinary shares in the company. Options outstanding under this scheme at 31 March 2007 were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2007	Number of shares 2006
June 1998	2001-2008	1005p	**8,956**	34,459
June 1999	2002-2009	934p	**12,677**	35,005
June 2000	2003-2010	688p	**14,360**	54,335
July 2001	2004-2011	738p	**7,722**	12,770
June 2002	2005-2012	720p	**7,667**	22,916
July 2003	2006-2013	680.5p	**-**	93,952
			51,382	253,437

iii) Unapproved Share Option Scheme

The board has granted executives options to purchase ordinary shares in the company under an unapproved share option scheme. Options outstanding under this scheme at 31 March 2007 were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2007	2006
June 1998	2001-2008	1005p	-	21,271
June 1999	2002-2009	934p	**5,899**	50,989
June 2000	2003-2010	688p	**36,758**	181,249
July 2001	2004-2011	738p	**58,897**	107,665
June 2002	2005-2012	720p	**49,454**	127,459
July 2003	2006-2013	680.5p	-	256,451
			151,008	745,084

iv) Fair values of awards made in the year

	2007 Number	2007 Fair value £m	2006 Number	2006 Fair value £m
LTIP awards	**339,564**	**2.1**	704,790	5.6
Sharesave options	**561,552**	**1.7**	1,017,512	1.8
Share Incentive Plan (SIP)	**1,368**	**-**	131,475	1.3

The fair values of the LTIP awards were calculated using the Monte Carlo method. The principal assumptions were as follows:

LTIP award year	2006/07	2005/06	2004/05
Share price at grant date	**1178p**	1017p	903p
Number of shares awarded	**339,564**	704,790	980,591
Number of employees	**46**	190	231
Vesting period (years)	**3**	3	3
Expected volatility	**15%**	17%	20%
Expected life (years)	**3**	3	3
Expected dividend yield	**n/a**	n/a	6.5%
Proportion of employees expected to cease employment before vesting	**0%**	0%	0%
Expectation of meeting economic profit performance criteria	**n/a**	100%	100%
Fair value per share (EP scheme/TSR scheme)	**604p**	1017p/468p	484p

Details of the basis of the LTIP schemes are set out in the remuneration report on pages 39 to 40.

The fair values of the Sharesave options were calculated using the Black Scholes model. The principal assumptions were as follows:

Scheme year	2006/07			2005/06			2004/05		
Scheme type	**3 year**	**5 year**	**7 year**	3 year	5 year	7 year	3 year	5 year	7 year
Share price at grant date	**1428p**	**1428p**	**1428p**	1069p	1069p	1069p	979p	979p	979p
Number of options granted	**343,413**	**175,593**	**42,546**	605,633	346,668	65,211	619,784	461,680	118,420
Number of employees	**1,420**	**511**	**96**	1775	676	111	1,826	756	175
Vesting period (years)	**3**	**5**	**7**	3	5	7	3	5	7
Expected volatility	**15%**	**15%**	**15%**	17%	17%	17%	30%	30%	30%
Option life (years)	**3.5**	**5.5**	**7.5**	3.5	5.5	7.5	3.5	5.5	7.5
Expected life (years)	**3.25**	**5.25**	**7.25**	3.25	5.25	7.25	3.25	5.25	7.25
Risk free rate	**5.19%**	**5.04%**	**4.92%**	4.31%	4.28%	4.24%	4.52%	4.54%	4.56%
Expected dividend yield	**4.0%**	**4.0%**	**4.0%**	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%
Proportion of employees expected to cease employment before vesting	**15.0%**	**17.0%**	**13.0%**	15.0%	17.0%	13.0%	15.0%	17.0%	13.0%
Fair value per share – sharesave	**295p**	**305p**	**306p**	189p	168p	149p	232p	227p	216p

The SIP shares are purchased on the open market and vest with the employees immediately and hence the value of the shares purchased is charged straight to the income statement.

During the period, the group recognised total expenses of £3.6 million (2006: £4.1 million) related to equity settled share based payment transactions.

Volatility is based on historical observations as adjusted for unusual market fluctuations.

Notes to the group financial statements continued

35 Disposal of subsidiaries

On 30 June 2006 the group sold Biffa Belgium to Veolia Proprete SA, on 3 November the group sold Severn Trent Property Limited to Prologis Group Holdings Limited and on 29 December the group sold Severn Trent Laboratories Inc. to Test America Holdings Inc.

The net assets at the date of sale were:

	Biffa Belgium £m	Severn Trent Property £m	Severn Trent Laboratories Inc. £m	Total £m
Property, plant and equipment	21.6	-	30.7	52.3
Intangible assets and goodwill	2.3	-	24.4	26.7
Interests in joint ventures	-	7.8	-	7.8
Inventory	0.3	28.6	4.9	33.8
Trade and other receivables	15.0	1.6	27.6	44.2
Trade and other payables	(15.6)	(6.2)	(8.8)	(30.6)
Net cash	-	-	1.7	1.7
Current and deferred tax	1.4	(2.6)	(0.9)	(2.1)
Provisions	(10.0)	-	-	(10.0)
	15.0	29.2	79.6	123.8
Foreign exchange movements recycled from reserves	(0.8)	-	(0.1)	(0.9)
Profit/(loss) on disposal	9.5	2.7	(2.4)	9.8
Total consideration	**23.7**	**31.9**	**77.1**	**132.7**
Satisfied by:				
Cash	23.7	31.9	77.1	132.7
Net cash inflow arising on disposal:				
Cash consideration	23.7	31.9	77.1	132.7
Cash and cash equivalents disposed of	-	-	(2.1)	(2.1)
	23.7	**31.9**	**75.0**	**130.6**

The profit on disposal is included in the exceptional costs analysed in note 8. Biffa Belgium and Severn Trent Laboratories Inc. have been classified as discontinued activities.

The contracts relating to the disposals of Biffa Belgium, Severn Trent Property and Severn Trent Laboratories Inc. included adjustments to the consideration based on the values of certain assets and liabilities in completion accounts drawn up to the date of disposal. The completion accounts for Biffa Belgium and Severn Trent Property were agreed with the respective purchasers during the year ended 31 March 2007. The process of reviewing and agreeing the completion accounts for Severn Trent Laboratories Inc. is ongoing. The consideration included above represents the directors' best estimate of the outcome of that process.

On 6 October 2006 the group completed the demerger of Biffa Plc. The net assets of Biffa Plc at the date of demerger were:

	Biffa Plc £m
Property, plant and equipment	339.5
Intangible assets and goodwill	391.6
Interests in joint ventures	1.1
Inventory	3.0
Trade and other receivables	157.0
Trade and other payables	(123.2)
Net debt	(355.7)
Pension deficit	(39.0)
Current deferred tax	(21.9)
Provisions	(71.8)
Net assets demerged	**280.6**

Net cash outflow arising on demerger:	
Cash and cash equivalents demerged	**(21.9)**

The demerger of Biffa Plc has been accounted for as a distribution of the Biffa Plc net assets at their carrying values on the date of demerger. Biffa Plc has been classified as a discontinued operation.

36 Cash flow statement

a) Reconciliation of operating profit to operating cash flows

	2007 £m	2006 (restated) £m
Profit before interest and tax from continuing operations	**430.0**	377.4
Profit before interest and tax from discontinued operations	**34.9**	91.0
	464.9	468.4
Depreciation of property, plant and equipment	**254.5**	267.9
Amortisation of intangible assets	**29.4**	29.3
Impairment of goodwill	**31.5**	–
Pension service cost	**49.3**	39.7
Pension contributions	**(97.4)**	(105.2)
Share based payments charge	**3.6**	4.1
Profit on sale of property, plant and equipment	**(39.6)**	(4.3)
Profit on sale of subsidiaries and associates	**(24.5)**	–
Deferred income movement	**(3.5)**	(3.5)
Provisions for liabilities and charges	**21.1**	29.8
Utilisation of provisions for liabilities and charges	**(21.8)**	(34.6)
(Increase)/decrease in stocks	**(4.5)**	13.4
Increase in debtors	**(92.0)**	(10.8)
Decrease in creditors	**3.0**	64.7
Cash generated from operations	**574.0**	758.9
Interest paid	**(148.6)**	(139.4)
Interest element of finance lease rental payments	**(20.2)**	(45.1)
Tax paid	**(36.0)**	(68.3)
Net cash inflow from operating activities	**369.2**	506.1

b) Analysis of net cash and cash equivalents

	2007 £m	2006 £m
Cash and cash equivalents	**143.2**	142.6
Bank overdrafts	**(0.1)**	(32.2)
	143.1	110.4

c) Non cash transactions

No additions to property, plant and equipment during the year were financed by new finance leases (2006: £0.3 million).

37 Contingent liabilities

a) Bonds and guarantees
Group undertakings have entered into bonds in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

b) Regulatory matters
In May 2004 an employee of Severn Trent Water raised a number of allegations relating, in particular, to alleged accounting inaccuracies and regulatory returns.

On 31 October 2005, as a result of a referral by Ofwat, the Serious Fraud Office (SFO) informed the company that it was undertaking a criminal investigation into alleged reporting irregularities made to Ofwat by Severn Trent Water Limited between 2000 and 2003. Ofwat had been conducting its own investigation following the allegations made by the employee of Severn Trent Water. Ofwat began its investigation into the allegations in January 2005. The matter reported to the SFO concerned data on leakage.

On 7 March 2006 Ofwat published its interim report concerning the allegations of false reporting made against Severn Trent Water in 2004.

In responding to the report Severn Trent Plc agreed to credit customers' accounts and reduce future tariffs.

The company also acknowledged that Ofwat may expect further amends to be made to customers. Ofwat has stated that this penalty will be discussed with Severn Trent Water on completion of the SFO investigation into leakage.

In April 2006 the company announced that the board believed there was prima facia evidence of customer relations data being misstated by Severn Trent Water in submissions to Ofwat. We are working and fully cooperating with Ofwat and Ernst & Young LLP on their investigations into this. In June 2006 Ofwat issued a notice under section 22A of the water Industry Act stating its intention to fine Severn Trent Water for failure to meet customer service standards.

No reliable estimate can currently be made of the amounts that might become payable as a result of the SFO enquiry, Ofwat's final conclusion in respect of the allegations of false reporting or its review of customer relations data. Consequently, except as noted above, no provision has been included in these financial statements in respect of these matters.

c) Disposal of subsidiaries
The group has given certain guarantees and indemnities in relation to disposals of businesses.

In June 2005 the Flemish Waste Agency (OVAM) instigated an investigation by the Antwerp Examining Magistrate into Biffa Belgium's waste recycling operations in connection with the payment of environmental taxes. Although two of the Biffa Belgium companies were indicted by the Flemish prosecuting authorities on 13 December 2005, the proceedings against these companies have not progressed any further since that date. Separately, the Nivelles Public Prosecutor issued a claim on 22 November 2006 against Biffa Belgium that may relate to the same matters investigated in the Flanders region.

No provision has been made for any criminal penalties that might result from this investigation since no reliable estimate can be made of the amount that might become payable. Pursuant to the sale agreement of 11 May 2006, the group has given an indemnity in relation to certain costs that may be suffered by the former Biffa Belgium businesses as a result of these proceedings. A provision of £1.5 million has been made in these financial statements for liabilities that that may result from this indemnity.

Pursuant to the sale agreement of 11 May 2006, the group has given an indemnity in relation to certain costs that may be suffered by the former Biffa Belgium businesses as a result of these proceedings. A provision of £1.5 million has been made in these financial statements for liabilities that may result from this indemnity.

On 5 March 2007 the group received notice of a claim for €23.4 million from Veolia Proprete S.A. alleging breach of warranty in relation to the disposal of Biffa Belgium. The group considers that there is no basis for this claim and hence no provision has been recorded in the financial statements in relation to this matter.

The group is not aware of any other liability that is likely to result from these guarantees and indemnities that has not been provided for in these financial statements.

38 Financial and other commitments

	2007 £m	2006 £m
Investment expenditure commitments		
Contracted for but not provided in the financial statements	**242.7**	148.5

In addition to these contractual commitments, Severn Trent Water Limited has longer term expenditure plans which include investments to achieve improvements in performance mandated by the Director General of Water Services and to provide for growth in demand for water and sewerage services.

At the balance sheet date the group had outstanding commitments for future minimum operating lease payments under non cancellable operating leases, which fall due as follows:

	2007 £m	2006 £m
Within one year	**7.0**	19.3
In the second to fifth years inclusive	**17.0**	33.6
After more than five years	**10.0**	54.0
	34.0	106.9

Operating lease payments represent rentals payable by the group for certain of its office properties, plant and equipment.

39 Post balance sheet events

Following the year end the Board of Directors has proposed a final dividend of 38.68 pence per share. Further details of this are shown in note 13.

40 Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not included in this note. Transactions between the group and its associates and joint ventures are disclosed below.

a) Trading transactions

	Sale of goods		Purchase of goods		Amounts due from related parties		Amounts due to related parties	
	2007 £m	2006 £m	**2007 £m**	2006 £m	**2007 £m**	2006 £m	**2007 £m**	2006 £m
Cognica	**–**	–	**0.1**	0.1	**–**	0.1	**–**	–
Detroit Water	**0.2**	0.2	**–**	–	**–**	0.1	**–**	–
SII	**7.7**	9.1	**–**	–	**9.5**	11.7	**–**	–
Severn Trent De Nora	**–**	–	**–**	0.2	**–**	0.2	**–**	–
	7.9	9.3	**0.1**	0.3	**9.5**	12.1	**–**	–

The related parties are associated and joint ventures in which the group has a participating interest.

b) Remuneration of key management personnel

Key management personnel comprise the executive directors and senior management of Severn Trent Plc, Severn Trent Water, and Severn Trent Services.

The remuneration of the directors is included within the amounts disclosed below. Further information about the remuneration of individual directors is provided in the audited part of the Directors' remuneration report on pages 41 to 43.

	2007 £m	2006 £m
Short term employee benefits	**6.4**	8.7
Post employment benefits	**0.8**	1.6
Termination benefits	**0.5**	0.3
Share based payments	**0.1**	1.1
	7.8	11.7

Notes to the group financial statements continued

41 Principal subsidiary undertakings and their directors
Details of the principal operating subsidiaries are given below. A complete list of subsidiary undertakings is available on request to the company and will be filed with the next Annual Return.

Water and Sewerage
Severn Trent Water Limited
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000

Directors	
Sir John Egan	C S Matthews
B Bulkin	M J E McKeon
R H Davey	J B Smith
M J Houston	A P Wray

Water Technologies and Services
Severn Trent Services Inc.
Suite 300, 580 Virginia Drive,
Ft Washington Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)

Directors	
D L Chester	L F Graziano
C S Matthews	

Severn Trent Environmental Services Inc.
Park 10, 16337 Park Row
Houston, Texas 77084, USA
Telephone 001 281 578 4200
(Incorporated and operational in the United States of America)

Directors	
D L Chester	L F Graziano
K J Kelly	

Severn Trent Services Limited
Park Lane, Minworth, Sutton Coldfield, West Midlands B76 9BL
Telephone 0121 313 2300

Directors	
L F Graziano	R C McPheely
K A A Porritt	P M Senior

Severn Trent Water Purification Inc.
3000 Advance Lane, Colmar
Pennsylvania 18915, USA
Telephone 001 215 997 4000
(Incorporated and operational in the United States of America)

Directors	
D L Chester	L F Graziano
K J Kelly	

Severn Trent Metering Services Limited
Smeckley Wood Close
Chesterfield Trading Estate
Chesterfield S41 9PZ
Telephone 01246 456658

Directors	
L F Graziano	R C McPheely
K A A Porritt	P M Senior

Severn Trent Services International Limited
(formerly Severn Trent Water International Limited)
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000

Directors	
L F Graziano	R C McPheely
K A A Porritt	P M Senior

C2C Services Limited
(80% owned)
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000

Directors	
W F Earp	A J Handford
B M Horner	R J Phillips
W G Weatherdon	E A Wilson

Severn Trent Laboratories Limited
STL Business Centre, Torrington Avenue
Coventry CV4 9GU
Telephone 024 764 21213

Directors	
L F Graziano	R C McPheely
K A A Porritt	P M Senior

Other Businesses
Derwent Insurance Limited
6A Queensway, PO Box 64, Gibraltar
Telephone 00 350 47529
(Insurance company – incorporated and operational in Gibraltar)

Directors	
N Feetham	F B Smith
F White	

Country of incorporation and main operation is Great Britain and registration is England and Wales unless otherwise stated.

All subsidiary undertakings are wholly owned unless otherwise indicated. All shareholdings are in ordinary shares.

All subsidiary undertakings have been included in the consolidation.

As at 5 June 2007

Independent auditors' report to the members of Severn Trent Plc

We have audited the parent company financial statements of Severn Trent Plc for the year ended 31 March 2007 which comprise the balance sheet, statement of total recognised gains and losses and the related notes 1 to 19. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the group financial statements of Severn Trent Plc for the year ended 31 March 2007 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the directors' remuneration report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985.

We also report to you whether in our opinion the directors' report is consistent with the parent company financial statements. The information given in the directors' report includes that specific information presented in the chairman's statement, the group chief executive's review and the performance review that is cross referred from the business review section of the directors' report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed. We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion
In our opinion:

> the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007;

> the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and

> the information given in the directors' report is consistent with the parent company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, UK
5 June 2007

Company balance sheet
At 31 March 2007

	Notes	2007 £m	2006 £m
Fixed assets			
Tangible fixed assets	2	**0.1**	5.8
Investments in subsidiaries	3	**3,260.9**	3,670.5
Derivative financial instruments		**0.6**	0.7
		3,261.6	3,677.0
Current assets			
Debtors	4	**108.2**	54.4
Derivative financial instruments		**1.6**	3.9
Short term deposits		**–**	40.0
Cash at bank and in hand		**498.0**	330.2
		607.8	428.5
Creditors: amounts falling due within one year	5	**(703.9)**	(873.5)
Net current liabilities		**(96.1)**	(445.0)
Total assets less current liabilities		**3,165.5**	3,232.0
Creditors: amounts falling due after more than one year	6	**(238.3)**	(269.9)
Net assets		**2,927.2**	2,962.1
Capital and reserves attributable to the company's equity shareholders			
Called up share capital	10	**228.3**	227.2
Share premium account	11	**57.5**	48.6
Other reserves	12	**140.8**	137.6
Retained earnings	13	**2,500.6**	2,548.7
Equity attributable to the company's equity shareholders	13	**2,927.2**	2,962.1

Signed on behalf of the board who approved the accounts on 5 June 2007.

Sir John Egan
Chairman

Michael McKeon
Group Finance Director

Company statement of total recognised gains and losses
For the year ended 31 March 2007

	2007 £m	2006 £m
Transfers		
Transfers to profit and loss account on cashflow hedges	**3.2**	3.2
Deferred tax on transfers to profit and loss account	**(1.0)**	(0.8)
	2.2	2.4
Profit for the period	**1,402.4**	145.4
Total recognised gains and losses for the period	**1,404.6**	147.8

Notes to the company financial statements

1 Accounting policies

a) Basis of accounting
The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and in accordance with applicable United Kingdom Accounting Standards and comply with the requirements of the United Kingdom Companies Act 1985 ('the Act').

b) Tangible fixed assets and depreciation
Tangible fixed assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated on a straight line basis over their estimated economic lives, which are principally as follows:

	Years
Buildings	30-60
Vehicles, computers and software	2-15

c) Leased assets
Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the fair values of minimum lease payments are shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period. All other leases are accounted for as operating leases. Rental costs arising under operating leases are charged to the profit and loss account on a straight line basis over the life of the lease.

d) Impairment of fixed assets and investments
Impairments of fixed assets and investments are calculated as the difference between the carrying value of net assets of income generating units, including where appropriate investments and goodwill, and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that goodwill and fixed assets are not carried above their estimated recoverable amounts. Impairments are recognised in the profit and loss account and, where material, are disclosed as exceptional.

e) Financial instruments
Debt instruments
All loans and borrowings are initially recognised at cost, being the net fair value of the consideration received. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Where a loan or borrowing is in a fair value hedging relationship it is remeasured for changes in fair value of the hedged risk at the balance sheet date with gains or losses being recognised in the income statement (see below).

Gains and losses are recognised in the profit and loss account when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derivative financial instruments and hedging activities
The group uses derivative financial instruments such as cross currency swaps, forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative instruments are initially recorded at cost and subsequently remeasured at fair value for the reported balance sheet. The fair value of cross currency swaps, interest rate swaps and forward currency contracts is calculated by reference to market exchange rates and interest rates at the period end.

In relation to fair value hedges which meet the conditions for hedge accounting, the gain or loss on the hedging instrument is taken to the profit and loss account where the effective portion of the hedge will offset the gain or loss on the hedged item (see above).

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in reserves, and the ineffective portion in the profit and loss account. The gains or losses deferred in reserves in this way are recycled through the profit and loss account in the same period in which the hedged underlying transaction or firm commitment is recognised in the profit and loss account.

For derivatives that do not qualify for hedge accounting, gains or losses are taken directly to the profit and loss account in the period.

Hedge accounting is discontinued when the hedging instrument expires, is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that date any cumulative gain or loss on the hedging instrument recognised in reserves is kept in reserves until the forecast transaction occurs, or transferred to the profit and loss account if the forecast transaction is no longer expected to occur.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract or the host contract is not carried at fair value with gains and losses reported in the profit and loss account.

Notes to the company financial statements continued

f) Investments
Investments in subsidiary undertakings are held at historical cost.

After initial recognition at cost (being the fair value of the consideration paid), investments which are classified as held for trading or available for sale are measured at fair value, with gains or losses recognised in income or equity respectively. When an available for sale investment is disposed of, or impaired, the gain or loss previously recognised in reserves is taken to the profit and loss account.

Other investments are classified as held to maturity when the group has the positive intention and ability to hold to maturity. Investments held for an undefined period are excluded from this classification. Such investments (and those held to maturity) are subsequently measured at amortised cost using the effective interest rate method, with any gains or losses being recognised in the profit and loss account.

g) Share based payments
The company operates a number of equity settled, share based compensation plans for employees. The fair value of the employee services received in exchange for the grant is recognised as an expense over the vesting period of the grant.

The fair value of employee services is determined by reference to the fair value of the awards granted calculated using a pricing model, excluding the impact of any non market conditions. The number of awards expected to vest takes into account non market vesting conditions including, where appropriate, continuing employment by the group. The charge is adjusted to reflect shares that do not vest as a result of failing to meet a non market based condition.

h) Cash flow statement
The company has taken advantage of the exemption under Financial Reporting Statement 1 'Cash flow statements' and has not produced a cash flow statement.

i) Deferred taxation
Deferred taxation is fully provided for in respect of timing differences between the treatment of certain items for taxation and accounting purposes only to the extent that the group has an obligation to pay more tax in the future or a right to pay less tax in the future. Deferred tax assets are only recognised to the extent that taxable profits are expected to arise in the future. Material deferred taxation balances arising are discounted by applying an appropriate risk free discount rate.

j) Pensions
The company participates in the group's defined benefit and defined contribution pension schemes, details of which are set out in note 28 to the group financial statements. However, the company is currently unable to identify its share of assets and liabilities relating to the defined benefit schemes. The pension costs charged against the operating profit are the contributions payable to the scheme in respect of the accounting period in respect of the defined benefit and defined contribution schemes.

2 Tangible fixed assets

	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 1 April 2006	6.7	6.2	12.9
Disposals	(6.0)	(2.0)	(8.0)
At 31 March 2007	**0.7**	**4.2**	**4.9**
Depreciation			
At 1 April 2006	2.1	5.0	7.1
Charge for year	-	0.3	0.3
Disposals	(1.4)	(1.2)	(2.6)
At 31 March 2007	**0.7**	**4.1**	**4.8**
Net book value			
At 31 March 2007	**-**	**0.1**	**0.1**
At 31 March 2006	4.6	1.2	5.8

3 Investments

	Subsidiary undertakings		
	Shares £m	Loans £m	Total £m
At 1 April 2006	1,291.5	2,379.0	3,670.5
Additions/loans advanced	3.8	73.7	77.5
Disposals/loans repaid	(3.8)	(470.8)	(474.6)
Dividend in specie received	711.3	–	711.3
Dividend in specie paid	(711.3)	–	(711.3)
Loans exchanged for shares	2.6	(2.6)	–
Foreign exchange movement	–	(12.5)	(12.5)
At 31 March 2007	**1,294.1**	**1,966.8**	**3,260.9**

Details of the principal subsidiaries of the company are given in note 41 of the group financial statements.

The dividend in specie received represents the cost of shares in Biffa Plc which were distributed to the company by its subsidiary, from Severn Trent Holdings Limited. The dividend in specie paid represents the same shares in Biffa Plc that were transferred to Severn Trent Plc's shareholders on demerger.

4 Debtors

	2007 £m	2006 £m
Amounts owed by group undertakings	**94.0**	14.2
Corporation tax receivable	**–**	14.2
Deferred tax	**9.6**	17.4
Other debtors	**0.9**	0.8
Prepayments and accrued income	**3.7**	7.8
	108.2	54.4

5 Creditors: amounts falling due within one year

	2007 £m	2006 £m
Bank overdrafts	**–**	25.9
Other loans	**551.2**	671.8
Borrowings	**551.2**	697.7
Derivative financial instruments	**18.8**	40.3
Trade creditors	**0.8**	–
Amounts due to group undertakings	**101.3**	108.4
Other creditors	**7.3**	7.7
Taxation and social security	**0.8**	0.8
Corporation tax payable	**10.0**	–
Accrued expenses	**13.7**	18.6
	703.9	873.5

Notes to the company financial statements continued

6 Creditors: amounts falling due after more than one year

	2007 £m	2006 £m
Borrowings – other loans	**207.4**	244.5
Derivative financial instruments	**23.4**	11.7
Other creditors	**7.5**	13.7
	238.3	269.9

7 Employee costs and auditors' remuneration

	2007 £m	2006 £m
Wages and salaries	**10.7**	10.8
Social security costs	**0.8**	1.0
Pension costs	**1.0**	4.2
Total employee costs	**12.5**	16.0

For details of directors' remuneration see pages 43 to 45.

Auditors' fees in respect of the company were £200,000 (2006: £135,000). For full details of the fees paid to the auditors by the group, see note 7 of the group financial statements.

Fees payable to Deloitte & Touche LLP and their associates for non audit services to the company are not required to be disclosed because the group financial statements are required to disclose such fees on a consolidated basis.

8 Employee numbers
Average number of employees of the company (including executive directors) during the year (full time equivalent) was 73 (2006: 88).

All were based in the United Kingdom.

9 Borrowings

	2007 £m	2006 £m
Bank overdrafts	–	25.9
Other loans	**758.6**	916.3
Borrowings	**758.6**	942.2

The company's borrowings are denominated in the following currencies after taking account of cross currency swaps the company has entered into:

	2007 £m	2006 £m
Sterling	**758.6**	916.3
Euro	–	25.9
	758.6	942.2

The fair values of the company's borrowings were:

	2007 £m	2006 £m
Bank overdrafts	–	25.9
Other loans	**711.3**	919.4
	711.3	945.3

Fair values are based on expected future cash flows discounted using LIBOR forward interest rates related to the expected timing of payments.

After taking into account interest and cross currency swaps, 38% of the company's borrowings are at fixed interest rates (2006: 32%). The remainder of the company's debt is held at floating rate. Sterling debt bears interest at LIBOR, US dollar debt bears interest at US dollar LIBOR, whilst euro debt bears interest at EURIBOR.

Fixed rate debt has a weighted average interest rate of 6.4% (2006: 6.4%) for a weighted average period of 7.2 years (2005: 8.2 years).

Borrowings analysed by maturity date

	2007 £m	2006 £m
Borrowings due within one year	**529.0**	697.7
Borrowings due after one year:		
Between one and two years	**130.7**	17.4
Between two and five years	**53.4**	192.0
After more than five years	**45.5**	35.1
Total borrowings due after one year	**229.6**	244.5
	758.6	942.2

Notes to the company financial statements continued

10 Share capital

	2007 £m	2006 £m
Total authorised share capital: 346,783,834 ordinary shares of $97\frac{17}{19}$p (2006: 520,175,751 ordinary shares of $65\frac{5}{19}$p)	**339.5**	339.5
Total issued and fully paid share capital: 233,164,566 ordinary shares of $97\frac{17}{19}$p (2006: 348,093,283 ordinary shares of $65\frac{5}{19}$p)	**228.3**	227.2

On the demerger of Biffa Plc the ordinary share capital of the company was consolidated with the intention that the share price of Severn Trent Plc shares would be similar before and after the demerger. Two new Severn Trent shares were issued for every three old Severn Trent shares held.

Changes in share capital were as follows:

	Number	£m
Ordinary shares of $65\frac{5}{19}$p		
At 1 April 2006	348,093,283	227.2
Shares issued at 473p, 536p, 548p, 568p, 592p, 759p, 823p or 831p under the group's Employee Sharesave Scheme	1,062,231	0.7
Shares issued at 680.5p, 688p, 720p, 738p, 934p, or 1,005.3p under the group's Share Option Scheme	375,725	0.2
At 6 October 2006	349,531,239	228.1
Share consolidation	(116,510,413)	–
Ordinary shares of $97\frac{17}{19}$p	233,020,826	228.1
Shares issued at 473p, 536p, 548p, 568p, 592p, 759p, 823p or 831p under the group's Employee Sharesave Scheme	67,837	0.1
Shares issued at 680.5p, 688p, 720p, 738p, 934p, or 1,005.3p under the group's Share Option Scheme	75,903	0.1
At 31 March 2007	**233,164,566**	**228.3**

11 Share premium

	2007 £m	2006 £m
At 1 April	**48.6**	38.4
Employee share option schemes	**8.9**	10.2
At 31 March	**57.5**	48.6

12 Other reserves

	Capital redemption reserve £m	Hedging reserve £m	Special reserve £m	Total other reserves £m
At 1 April 2005	156.1	(21.7)	–	134.4
Cash flow hedges – transfer to net profit	–	3.2	–	3.2
At 31 March 2006	156.1	(18.5)	–	137.6
Cash flow hedges – transfer to net profit	–	3.2		3.2
Transfer from profit and loss account	–	–	711.3	711.3
Dividend in specie paid	–	–	(711.3)	(711.3)
At 31 March 2007	**156.1**	**(15.3)**	**–**	**140.8**

The capital redemption reserve arose on the repurchase of B shares. This is not distributable.

13 Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to the equity holders of Severn Trent Plc £m
At 1 April 2005	225.8	38.4	134.4	2,570.9	2,969.5
Cash flow hedges					
– Transfers to net profit	–	–	3.2	–	3.2
Share options and LTIPs					
– proceeds from shares issued	1.4	10.2	–	–	11.6
– value of employees' services	–	–	–	4.1	4.1
Net profit for the year	–	–	–	145.4	145.4
Dividends	–	–	–	(171.3)	(171.3)
Deferred tax on items posted directly to equity	–	–	–	(0.4)	(0.4)
At 31 March 2006	227.2	48.6	137.6	2,548.7	2,962.1
Cash flow hedges					
– Transfers to net profit	–	–	3.2	–	3.2
Share options and LTIPs					
– proceeds from shares issued	1.1	8.9	–	–	10.0
– value of employees' services	–	–	–	1.4	1.4
Net profit for the year	–	–	–	1,402.4	1,402.4
Transfer to special reserve	–	–	711.3	(711.3)	–
Dividend in specie paid	–	–	(711.3)	–	(711.3)
Dividends	–	–	–	(739.4)	(739.4)
Deferred tax on items posted directly to equity	–	–	–	(1.2)	(1.2)
At 31 March 2007	**228.3**	**57.5**	**140.8**	**2,500.6**	**2,927.2**

In previous years £1,221.2 million of the company's retained profit arose as a result of group restructuring exercises, and is not considered likely to be distributable. As permitted by Section 230 of the Companies Act 1985, no profit and loss account is presented for the company.

14 Employee share schemes

For details of employee share schemes and options granted over the shares of the company, see note 34 of the group financial statements.

Under the terms of the Sharesave Scheme, the board may grant those employees who have entered into an Inland Revenue approved Save As You Earn contract for a period of three, five or seven years, the right to purchase ordinary shares in the company.

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2006	11,068	994p
Granted during the year	1,106	1,172p
Forfeited during the year	(535)	1,128p
Exercised during the year	(2,257)	1,065p
Outstanding at 31 March 2007	**9,382**	**1,029p**

The weighted average share price during the year was £13.82 (2006: £10.29)

Options outstanding at 31 March 2007 were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2007	Number of shares 2006
January 2000	2007	831p	**2,688**	2,688
January 2001	2006	473p	–	2,257
January 2002	2007 or 2009	548p	**1,614**	1,614
January 2004	2009	536p	–	535
January 2005	2008, 2010 or 2012	759p	**249**	249
January 2006	2009, 2011 or 2013	823p	**3,725**	3,725
January 2007	2010, 2012 or 2014	1,172p	**1,106**	–
			9,382	11,068

Notes to the company financial statements continued

During the period the following LTIP awards, SIP awards and share options have been granted to company employees:

	2007 Number	2007 Fair value £m	2006 Number	2006 Fair value £m
LTIP awards	**200,345**	**1.2**	203,450	1.5
Sharesave options	**7,377**	**–**	20,766	–
Share Incentive Plan (SIP)	**1,368**	**–**	1,900	–

Details of the calculation of the fair value of share awards is given in note 34 of the group financial statements.

The company has charged £1.4 million (2006: £1.1 million) to the profit and loss account in respect of share based payments.

15 Pensions
The company operates a number of defined benefit schemes (being the Severn Trent Pension Scheme, the Severn Trent Water Mirror Image Pension Scheme and the Severn Trent Senior Staff Pension Scheme). In addition, the group operates an unfunded arrangement for certain employees whose earnings are above the pension cap.

Further details regarding the operation of these schemes are given in note 28 of the group financial statements.

The company is currently unable to identify its share of the underlying assets and liabilities from the group's defined benefit schemes, and hence it continues to account for the cost of contributions as if the schemes were defined contribution schemes.

The pension charge for the year was £1.0 million (2006: £4.2 million).

16 Related party transactions
The company has taken advantage of the exemption under FRS 8 and not-disclosed details of transactions with other undertakings within Severn Trent group of companies.

17 Contingent liabilities
a) Bonds and guarantees
The company has entered into bonds and guarantees in the normal course of business. No liabilities are expected to arise in respect of either the bonds or guarantees.

b) Bank offset arrangements
The banking arrangements of the company operate on a pooled basis with certain of its subsidiaries undertakings. Under these arrangements participating companies guarantee each others' overdrawn balances to the extent of their credit balances, which can be offset against balances of participating companies.

18 Post balance sheet events
On 6 June 2007 the board of directors proposed a final dividend of 38.68 pence per share.

19 Dividends
For details of the dividends paid and proposed in 2006/07 and 2005/06 see note 13 in the group financial statements.

Five Year Summary

Continuing operations (IFRS)/Continuing and discontinued (UK GAAP)	**IFRS 2007 £m**	IFRS 2006 (restated) £m	IFRS 2005 (restated) £m	UKGAAP 2004 (restated) £m	UKGAAP 2003 £m
Turnover	**1,480.2**	1,455.3	1,252.3	2,015.1	1,852.0
Profit before interest, goodwill amortisation and exceptional items	**405.3**	393.0	309.5	440.6	409.8
Goodwill amortisation	**-**	-	-	(29.8)	(25.2)
Profit before interest, tax and exceptional items	**405.3**	393.0	309.5	410.8	384.6
Net exceptional items	**24.7**	(15.7)	(2.3)	11.6	(40.8)
Net interest payable before fair value movements on treasury instruments	**(153.8)**	(163.9)	(164.1)	(168.0)	(159.4)
Fair value movements on treasury instruments	**48.8**	(36.7)	-	-	-
Results of associates and joint ventures	**0.5**	1.1	0.7	-	-
Profit on ordinary activities before taxation	**325.5**	177.8	143.8	254.4	184.4
Current taxation on profit on ordinary activities	**(58.5)**	(61.5)	(19.1)	(33.3)	(24.8)
Deferred taxation	**(18.4)**	7.3	(34.3)	(36.3)	(59.5)
Profit on ordinary activities after taxation	**248.6**	123.6	90.4	184.8	100.1
Discontinued (IFRS)	**20.0**	99.4	67.7	-	-
Profit for the period	**268.6**	223.0	158.1	184.8	100.1
Net assets employed					
Fixed assets	**5,675.5**	6,391.6	6,290.8	5,803.9	5,480.6
Other net liabilities excluding net debt, retirement benefit obligation and provisions	**(242.9)**	(212.2)	(218.3)	(266.7)	(232.1)
Financial instruments	**(102.6)**	(130.0)	-	-	-
Retirement benefit obligation	**(135.1)**	(221.9)	(317.5)	-	-
Provisions for liabilities and charges and deferred tax	**(930.0)**	(980.4)	(1,010.9)	(572.0)	(523.1)
Net assets held for sale	**-**	13.0	-	-	-
	4,264.9	4,860.1	4,744.1	4,965.2	4,725.4
Financed by					
Called up share capital	**228.3**	227.2	225.8	225.2	224.4
Reserves	**905.9**	1,669.2	1,621.8	1,988.5	1,993.2
Total shareholders' funds	**1,134.2**	1,896.4	1,847.6	2,213.7	2,217.6
Minority shareholders' interests	**3.1**	2.6	1.9	2.4	2.2
Net debt	**3,127.6**	2,961.1	2,894.6	2,749.1	2,505.6
	4,264.9	4,860.1	4,744.1	4,965.2	4,725.4
Statistics					
Earnings per share (continuing) (UK GAAP continuing and discontinued)	**106.1p**	52.9p	39.0p	80.3p	43.4p
Adjusted earnings per share	**82.4p**	70.4p	52.6p	92.1p	87.2p
Dividends per share	**61.45p**	51.13	48.51p	47.04p	45.9p
Dividend cover (before exceptional items and before deferred tax)	**1.8**	1.3	1.2	1.3	1.3
Gearing	**73.3%**	60.9%	61.0%	55.4%	53.0%
Ordinary share price at 31 March	**1,434p**	1,117p	915p	761p	716p
Average number of employees – Water and Sewerage	**5,289**	5,188	5,106	4,998	4,780
– other	**7,172**	11,124	11,268	10,795	9,867

Following the implementation of UITF 38 – 'Accounting for ESOP Trusts', the 2004 balance sheet was restated to reflect shares held by the Severn Trent Employee Share Ownership Trust which have not vested unconditionally at the balance sheet date. The 2003 comparatives have not been restated for this in the above table.

Gearing has been calculated as net debt divided by the sum of net equity and net debt.

Information for Shareholders

Financial calendar and results announcements
Annual General Meeting
24 July 2007, at 11.00am
at the National Motorcycle Museum, Coventry Road,
Bickenhill, Solihull, West Midlands B92 0EJ

Dividend payments in respect of the year ended 31 March 2007:

Interim dividend – paid 24 January 2007	
Proposed final dividend – payable 3 August 2007	

The results of the group will normally be published at the following times:

Interim results for the six months to 30 September	November
Preliminary results for the year to 31 March	June
Report and accounts for the year to 31 March	June

Shareholder enquiries
If you have a question about your shareholding in the company you should contact our registrar, Lloyds TSB Registrars, who are responsible for making dividend payments and updating the register of shareholders, including details of changes to addresses and names.

You should also contact the registrar if you would like to have your dividends paid directly into your bank or building society account.

The registrar's contact details are:
Telephone helpline: 0870 600 3967
E-mail: severntrent@lloydstsb-registrars.co.uk
Lloyds TSB Registrars, The Causeway, Worthing,
West Sussex, BN99 6DA

Online communication
Shareview, is operated by Lloyds TSB Registrars and gives you access to services over the internet that enable you to check details of your shareholding at any time.

You can also elect to receive communications from the company electronically. You will receive an e-mail notification when the Annual Report and Notice of Annual General Meeting become available on our website.

You can register for both of these services at www.shareview.co.uk.

Company information
The company's website at www.severntrent.com provides news and details of the company's activities, latest results, information on the share price and links to our businesses' websites.

Analysis of shareholdings at 31 March 2007

Category	Number of shareholders	% of shareholders	Number of shares (millions)	% of shares
Individual and joint accounts	72,688	92.82	26.5	11.37
Other*	5,619	7.18	206.7	88.63
Total	78,307	100.00	233.2	100.00

Size of Holding	Number of shareholders	% of shareholders	Number of shares (millions)	% of shares
1-499	58,856	75.16	11.5	4.93
500-999	13,549	17.30	9.6	4.11
1,000-4,999	4,920	6.28	8.3	3.56
5,000-9,999	263	0.34	1.8	0.77
10,000-49,999	334	0.43	8.1	3.47
50,000-99,999	114	0.15	8.0	3.44
Over 100,000	271	0.34	185.9	79.72
Total	78,307	100.00	233.2	100.00

*Includes insurance companies, nominee companies, banks, pension funds, other corporate bodies, limited and public limited companies

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Severn Trent Plc
Registered office:
2297 Coventry Road
Birmingham B26 3PU
Telephone: +44 (0)121 722 4000
www.severntrent.com

Registered number: 2366619

File number 082-02819

FOCUS ON WATER



Annual Review 2007

SEVERN TRENT

Contents

Cautionary statement

This document contains certain 'forward looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'. By their very nature forward looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, but are not limited to, changes in the economies and markets in which the group operates; changes in the regulatory and competition frameworks in which the group operates; the impact of legal or other proceedings against or which affect the group; and changes in interest and exchange rates.

All written or verbal forward looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward looking statements. This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

Severn Trent Plc

Severn Trent Plc is a public limited company listed on the London Stock Exchange and registered in England and Wales with company number 2366619. This is the Annual Review for the year ended 31 March 2007.

More information on Severn Trent Plc can be found on our website at www.severntrent.com

FOCUSED ACTIVITIES

> special dividend of £575 million paid to shareholders in October 2006

> improved balance sheet efficiency following payment of special dividend

> no dilution of dividend per share as a result of Biffa demerger

> sale of non core activities, including US Laboratories, Aquafin and Property

> overhead costs to fall by £6-10 million over next 12 months

> gearing to move to 60% of Regulated Capital Value

> dividends to increase by 3% above inflation to 2010

Group turnover £m

2007 1,480.2

2006 1,455.3

+1.7%

Group profit before tax £m

2007 325.5

2006 177.8

+83.1%

Group profit* £m

2007 252.0

2006 230.2

* before tax, exceptional items and IAS 39 fair value adjustments (see income statement)

+9.5%

Earnings* per share pence

2007 82.4

2006 71.4

* from continuing operations before exceptional items, IAS 39 fair value adjustments and deferred tax

+15.4%

Final dividend pence

2007 38.68

2006 31.97

+21.0%

Total shareholder return



250
225
200
175
150
125
100
75
50
25
0
Value (£)
31-03-02
31-03-03
31-03-04
31-03-05
31-03-06
31-03-07

■ Severn Trent Plc □ FTSE 100 Index

This graph shows the value at 31 March 2007, of £100 invested in Severn Trent on 31 March 2002 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

What we do

Severn Trent Plc is a FTSE 100 group focused on water. It serves over 3.7 million household and business customers in England and Wales and provides water and waste water solutions in the UK and overseas.

Group turnover

£1,480.2m

8,372 employees



OUR INDUSTRY

The water industry in England and Wales invests more than £3 billion a year and employs over 27,000 people. There are ten water and sewerage companies in England and Wales and sixteen water supply companies. Severn Trent Plc is the second largest water company listed on the London Stock Exchange.

Coverage



Severn Trent Water's region stretches from mid Wales to Rutland and from the Bristol Channel to the Humber. We deliver nearly 2 billion litres of water a day to homes and businesses through 46,000 km of pipes. A further 54,000 km of sewers take waste water away to over 1,000 sewage works.

The regulatory framework

Ofwat sets annual price limits for each water company. The current price limits were set in 2004 for the period 2005-10 (the 'AMP4' period). They will next be set in 2009.

Each water company has to submit an annual return (the 'June Return') to Ofwat covering its activities. This is the primary source of regulatory information and enables Ofwat to monitor and compare the performance of the companies.

Water quality in England and Wales is regulated by the Drinking Water Inspectorate; river pollution and flooding is regulated by the Environment Agency.

SEVERN TRENT WATER



Turnover

£1218.1m

80.3%

of group turnover

5,289 employees

Severn Trent Water provides high quality water and sewerage services to over 3.7 million household and business customers, in England and mid Wales.

Key strengths
> lower tariff levels compared to other water companies
> drinking water and waste water quality significantly above average
> strong management team with clear and focused strategy
> sustained commitment to corporate responsibility

For further information visit **www.stwater.co.uk**



WATER TECHNOLOGIES AND SERVICES

Turnover

£288.9m

19.0%

of group turnover

2,984 employees

Water Technologies and Services is one of the world's leading suppliers of water and waste water treatment solutions. Headquartered in the US, it has a growing presence in the Middle East, Europe and Asia. It has three main businesses: Water Purification, Operating Services and Analytical Services.

Key strengths
> strong brand recognition
> market leadership in disinfection, filtration and arsenic removal – all growing markets
> continually expanding product and technology base
> good track record of organic growth and cost control

For further information visit **www.severntrentservices.com**

Chairman's statement

HIGHER STANDARDS





Sir John Egan
Chairman

I am pleased to report on a year of significant restructuring for the Severn Trent group of companies which allows us to implement our **focus on water** business strategy.

I am pleased to report on a year of significant restructuring for the Severn Trent group of companies which allows us to implement our **focus on water** business strategy.

In June 2006 the board announced its intention to restructure Severn Trent. Biffa Plc was successfully demerged on 9 October 2006, the sale of Severn Trent Property was completed on 6 November 2006 and the sale of US Laboratories was concluded at the end of December 2006.

In addition, group balance sheet efficiency has been improved by the payment on 20 October 2006 of a £575 million special dividend to shareholders.

As previously announced, the board intends to maintain group debt at around the target 60% of regulated capital value and to continue to increase dividends by 3% above the rate of inflation at least up to 2010, the remainder of the regulatory review period.

The current market capitalisation of the smaller and focused Severn Trent at £3.5 billion is greater than it was at the end of 2004. Shareholders have received a demerged Biffa worth £1.1 billion and have received a special dividend of £575 million.

Severn Trent Water's customers' top priority is the safety and reliability of their drinking water and we have a strong track record on this. We have consistently achieved 99.9% compliance with water quality standards since 1997, which represents one of the best compliance records in our industry.

Over and above these basic requirements, management is developing detailed plans for fundamental improvements across all areas of the business as outlined in the review by our Group Chief Executive, Colin Matthews.

Group results
Overall, Severn Trent has delivered a positive performance in 2006/07, with group profit from continuing operations before tax, IAS 39 fair value adjustments and exceptional items at £252 million and group profit from continuing operations before tax was £325.5 million, an increase of 83.1%.

In line with our declared policy, the board is proposing a final dividend of 38.68 pence (31.97 pence) to be paid on 3 August 2007. This would give a total dividend for the year, excluding the special dividend paid on 20 October 2006, of 61.45 pence per ordinary share, an increase of 20.2%.

Corporate responsibility
When I was invited to join the Severn Trent Plc board and became its Chairman I did not know the full extent of the challenges which the board and new incoming management team were to uncover and the immense commitment of time and energy which has been needed to manage these issues.

There is no point in dwelling unduly on the 2000 to 2004 era to apportion blame or responsibility as this does not help customers or shareholders.

There is, however, every point in me stating here on behalf of the board and management team that we have already accepted the responsibility for making things right.

I believe that you will see from the considerable work outlined in this annual review what we have achieved so far – and the considerable work that we are determined still to do.

We are waiting to learn from Ofwat and the Serious Fraud Office the conclusion of investigations into reporting irregularities made to Ofwat by Severn Trent Water.

We are continuing to co-operate fully to restore confidence in Severn Trent Water going forward and we acknowledge that further amends may be made to customers, depending on the outcome of the investigations.

In response to Ofwat's interim report of March 2006 concerning allegations of false reporting made against Severn Trent Water in 2004, we have already credited customer accounts and altered bills appropriately for subsequent years.

We have taken and will continue to take, all actions we think appropriate to ensure the maintenance of both high ethical and professional standards and resilient and effective controls throughout our companies.

Our new strategy on corporate responsibility (CR) is to support the new management team's drive for excellence by achieving high standards on a range of CR issues.

Those issues include: climate change; the local environment; engagement with local communities; health and safety; business ethics, diversity and investing in people. Further details of our CR strategy, values and action plans are set out on the Severn Trent website (www.severntrent.com).

To be effective, a company's CR strategy must be fully integrated with its core business planning. The strategic and organisational change that took place within Severn Trent in 2006/07 has reinforced this.

As described later in this Annual Review, Severn Trent Water has determined 20 critical success factors and adopted 20 KPIs, by which it will measure performance and set targets. Many of these indicators link directly to Severn Trent Water's CR strategy – for example, the KPIs on health and safety, leakage, net energy use, pollution incidents and employee motivation. This ensures that CR is entrenched at the very core of Severn Trent's activities.

In addition, Severn Trent's Corporate Responsibility Committee, a board committee, has introduced a more structured approach to reviewing all areas of our CR performance.

Take climate change for example. This has risen up the political and public agenda in 2006/07. We welcome this. Severn Trent Water has been engaged in planning for the changing climate for a number of years. We have built a leading reputation in this area with key stakeholders such as the Carbon Trust.

Severn Trent Water's work on climate change focuses on two main aspects: mitigating our impact on climate change and adapting to it. In turn, mitigation has two main aspects: energy efficiency initiatives and in-house renewable energy production, primarily biogas combined heat and power (CHP). The effects of our work in both these areas are reflected in our KPI on net energy use.

Board, management and staff
The board of Severn Trent Plc continually reviews its management plans to ensure orderly succession and continuity of leadership.

After a year of great strategic change, Chief Executive Colin Matthews is reshaping the group to focus on water aided by Tony Wray, Managing Director of Severn Trent Water, who is concentrating on improving Severn Trent Water day to day operations. As the priority switches more and more to implementing the improvement plans announced by Mr Matthews, the two roles will combine.

The board therefore wishes to provide clarity and confidence to customers, employees and shareholders that there will be a smooth leadership transition in due course from Mr Matthews to Mr Wray particularly now that detailed preparations are underway to achieve an appropriate regulatory settlement for 2010 to 2015.

It is expected that the consideration of the two roles into one leading to the appointment of Mr Wray as Chief Executive and the retirement of Mr Matthews from the board and the company will take place around the end of 2007.

Martin Bettington, Managing Director of Biffa Plc, stood down from Severn Trent Plc when Biffa was demerged in October. I thank him for his tremendous contribution to Severn Trent in helping to grow Biffa to the point where it is now an independent FTSE 250 company valued at more than £1 billion.

Marisa Cassoni stood down from the board in October after 5 years as a non-executive director. I thank her for her contribution, particularly her membership of the Audit, Remuneration and Nominations Committees.

Rachel Brydon Jannetta stood down from the board in December 2006 on completion of the sale of the US Laboratories, our US analytical environmental testing firm, to TestAmerica Holdings. As President and CEO of Severn Trent Laboratories, she made a significant contribution to Severn Trent during her 11 years with the company and the last two years on the board during a period of significant change.

As part of our strategy of focusing on water, all the current executive and non-executive directors of Severn Trent Plc now hold similar positions on the board of Severn Trent Water Limited. Since March 2007 the boards of directors of Severn Trent Plc and Severn Trent Water Limited have been identical.

We have carried out rigorous board effectiveness reviews with the help of independent consultants, which have generated a number of actions to secure improvements to board performance.

I would also like to pay a special tribute to our committed staff whose performance in a year of exceptional challenge and change has been outstanding, ensuring we continue to achieve our business goals.

Investment proposition
Severn Trent is a high quality business whose investment programme drives strong growth prospects. The management team has a clear and focused strategy and is engaged in the single minded pursuit of higher standards as the means to achieve both higher levels of customer satisfaction and sustained strong financial returns to shareholders.

Outlook
The outlook for the coming year is one of significant improvement, with our plans indicating that we will meet the Ofwat determination for operating costs in 2007/08. This improvement is driven by the fall in energy prices (with prices now fixed for 2007/08, our total energy costs will be around £17 million lower than 2006/07), and the delivery of efficiency savings of £5 million through the implementation of our improvement plans.

Our plans encompass the medium and longer term, in some cases extending beyond the end of the current AMP4 period. Delivering sustained improvement will result in cost efficiencies being realised, but will necessitate investment to succeed.

With the exception of any unforeseen variation in commodity prices (principally energy), we expect that the achievement of our plans will enable us to deliver around £30 million of cost efficiencies over the last two years of the AMP4 period, which represents around 3% annual outperformance against the Ofwat determination for operating costs, without affecting our ability to deliver the 6% efficiency on the capital programme.

Group Chief Executive's review

GREATER EFFICIENCY





Colin Matthews
Group Chief Executive

The successful transformation of the group into a focused water company has enabled the senior executive team to devote a substantial amount of its time to operational improvement in our core water business.

Introduction
We believe that to satisfy our customers and be cost effective we must raise professional standards across the entire business. Other industries have demonstrated that higher quality and continuous improvement leads to lower costs.

There is every reason why Severn Trent in particular and the water industry in general, can do the same. This is the best, probably the only way, to satisfy customers, regulators, employees and shareholders.

Safety is a prime example of the principle we are pursuing. Our performance improved in the year, which is welcome, but we can make more progress. The skills and attention to detail which achieve higher standards of safety are the same as those we need to improve our environmental impact.

Moreover, as we achieve higher safety standards our operations will become more cost effective. There is no trade off between higher standards and profits – they are closely aligned.

Operational improvement
With the demerger of Biffa and the sale of the US Laboratories completed by the end of 2006, the group's senior executive team has concentrated on operational improvement.

The group already has clear strengths – for example, Severn Trent Water's consistent attainment of high water quality standards. In order to satisfy our customers and deliver continuing growth for shareholders, we need to improve continuously in all areas.

Therefore, in 2006/07 we examined every aspect of Severn Trent Water's current performance. We benchmarked it against companies in the water and sewerage sector and also in other sectors. We identified major opportunities for improvement and we drew up detailed action plans for achieving those improvements.

We have identified 20 critical success factors against which we will measure our performance and progress. We have chosen these with great care, because they represent what we believe are the key concerns for customers, regulators, employees and shareholders. These 20 factors will be represented by 20 KPIs. In all but two cases, we have defined our actual performance based on our benchmarking exercise and we propose to use these as a basis for assessing our performance going forward. For each indicator, we will set ourselves ambitious targets for the coming years, and have drawn up action plans for achieving them. Some improvements will be effected relatively quickly; others are longer term, going beyond the current AMP4 period.

We have completed the integration of the head office and Severn Trent Water teams and now have one executive team focused on our core water activities. As a result of this integration, we expect to reduce our recurring overhead costs by between £6 million and £10 million over the coming 12 months.

Over the next five years, we expect staffing levels (permanent and agency) in Severn Trent Water to be reduced by around 600 posts. Our plans indicate around 130 of this total being achieved in the financial year 2007/08. We expect to incur around £24 million of restructuring costs over the remaining three years of the AMP4 period, with around £8 million being incurred in 2007/08.

We have changed the divisional structure. In place of our previous 'functional' structure, which had distinct teams working on planning, engineering and operations, we have created integrated teams, one focused on clean water, one focused on waste water and one focused on customer relations.

Like the integration of Plc and Water teams, this new structure will raise standards and drive greater efficiency. It also aligns the organisation with the processes that matter to our customers.

In the following pages of this review, we describe those KPIs and our current position on them. In future years, we will continue to measure and report progress against the targets for each indicator.

Safety
At Severn Trent health and safety is vitally important to us as a company. In 2006/07 (ex Biffa, Property and US laboratories) our health and safety performance was 24% better than the previous year: there were 7.1 RIDDOR incidents per 1,000 employees, compared to 9.3 in 2005/06. We reached our target for the year, but the figures are still too high. We aim to improve continuously in this area.

We devote huge attention to health and safety for two reasons. It is vitally important at a very personal level, because every safety incident and every day lost has a human impact. But it is also critical at business level. The skills and attention to detail that achieve higher safety standards are the same as those that achieve higher operational and environmental standards and productivity.

Therefore, as our operations achieve higher safety standards, they will also achieve greater operational efficiency. Far from trading off higher safety standards against profit goals, we pursue both together.

Our stakeholders' priorities
I have said that the KPIs represent the key concerns for our stakeholders. In 2006/07 two concerns in particular have dominated our relations with many stakeholders: leakage and customer service.

Our leakage increased in the prior year 2005/06. As we announced in this last year, 2006/07, we devoted greater resources to leakage management. We employed more people, invested in new leak detection technology, fixed 37,000 leaks, 8,000 more than the previous year and invested almost £20 million more than the previous year. This effort has reduced our leakage this year but it was not until the month of March 2007 that we attained a monthly level of leakage commensurate with our Ofwat annual target. Therefore, notwithstanding this reduction, we believe that we will not attain the annual average target level of leakage.

We have kept Ofwat fully informed of our progress and we are in the process of finalising and verifying our leakage data for submission in our annual June Return, which will be submitted in a few weeks. In due course we will be discussing with Ofwat our ongoing plans and commitments to maintain our progress in reducing leakage.

Reducing leakage will remain a priority in 2007/08 and we are determined to maintain the good progress we have made in the second half of 2006/07. We are in a good position going into this new year.

On customer service too, I am pleased to report good progress. We recruited and trained more staff and fixed problems with our IT billing system. Again, by the end of this year, this work was showing encouraging results. In the last quarter of the financial year, we were once again approaching the levels of service that our customers and regulators expect from us.

Water Technologies and Services
This business now comprises our Water Purification, Operating Services and UK Laboratories businesses. It produced good results in 2006/07.

We made a number of disposals in the 2006/07 financial year, and one acquisition following the year end. We sold our stake in Aquafin NV to the Flemish government for £29.6 million. We also sold our Pipeline Products and Services assets to ADS LLC and we sold our Aztec instrumentation product line to ABB Limited. On 11 May 2007, we acquired the assets of United Kingdom based Quay Technologies Limited for £1.9 million plus potential additional consideration of up to £5.1 million tied to future earnings. Quay Technologies Limited manufactures a proprietary ultraviolet technology for use in water and waste water disinfection.

These transactions enable us to concentrate on our core strengths, and on higher margin and higher growth areas. We have a twofold strategy for achieving organic growth in these areas. First, we are expanding our existing technologies into new geographical markets and secondly, we are taking new technologies into our existing markets.

Outlook
In 2007/08 we expect to make good progress in Severn Trent Water on the AMP4 contract and on our own improvement plans. We have demanding targets in our capital programme, in water and waste quality, in customer service and in other areas. We intend to achieve those targets cost effectively, providing value for our shareholders.

We also have to invest to meet longer term targets: the requirements of the Water Framework Directive; the challenges of adapting to climate change and reducing our own carbon footprint.

The investment in reaching those targets, in process improvements and in higher standards will go hand in hand with operational efficiency and improvement. So as we implement those investments for the AMP4 period and beyond, we are confident they will lead to higher levels of customer satisfaction as well as strong financial performance.

The provision of water and waste water services requires operational and investment planning over the long term. We are working with internal experts and external stakeholders to identify and understand the key challenges we face over the next 25 years, ranging from obvious ones like climate change and carbon footprinting, to more industry specific ones like separation of surface water or catchment degradation and the impact they could have on our assets and their ability to deliver the service customers expect. This work will establish the context for our short and medium term planning processes and also inform our Strategic Direction statement for Ofwat by the end of this calendar year. We will continually update this long term planning process in future years.

ON WATER

STRATEGY IN PRACTICE

Our strategy takes into account the needs of many different stakeholders. Our plans for higher standards will help us satisfy the expectations of all the different groups. For example, greater operational efficiency will help us keep charges to customers low, meet our regulators' standards and targets, create a safe and motivating environment for our employees, and produce good returns for shareholders.

Our goal is to have highest standards, lowest charges and great people. Phase one of achieving that goal was to restructure the group so we could focus on water. With that done, we have moved into phase two – the drive to achieve higher standards and continuous improvement in all we do.

Higher standards **Continuous improvement** **Greater efficiency**



OUR PERFORMANCE

Radical plans for improvement
Over and beyond these basic requirements, management is fully engaged in implementing plans for fundamental improvement across all areas of the business. The successful execution of these improvement activities will radically change our business over a period of years.

We have already effected organisational improvements. In addition to the integration of the head office and Severn Trent Water Executive teams we have changed the divisional structure in Severn Trent Water. In place of our previous 'functional' structure, which had distinct teams working on planning, engineering and operations, we have created integrated teams, one focused on clean water, one focused on waste water and one focused on customer relations. This new structure is designed to raise standards and drive greater efficiency. It also aligns the organisation with the processes that matter to our customers.

During 2006/07 we examined every aspect of Severn Trent Water's current performance. We benchmarked it against companies in the water and sewerage sector, and also in other sectors. The benchmarking exercise was detailed and thorough. We used a range of publicly available and internally generated data to identify the population that we should compare ourselves to. This process involved a number of judgements being exercised to ensure that we used appropriately comparable data points for each measure.

We have identified 20 critical success factors against which we will measure our performance and progress. We have chosen these indicators with great care, because they represent what we believe are the key concerns for our customers, regulators, employees and shareholders. These 20 factors will be represented by 20 KPIs. In all but two cases, we have defined our actual performance based on our benchmarking exercise and we propose to use these as a basis for assessing our performance going forward. Two KPIs are new (first time job resolution and capital process quality) and we need time to assess our current performance and define our objectives. For all other KPIs, we have shown where our starting point is on a relative scale based on the results of our benchmarking exercise. For each indicator, we have set ourselves ambitious targets for the coming years and drawn up action plans for achieving them. Some improvements will be effected relatively quickly and easily; others are longer term, going beyond the current AMP4 period.

The table on the next page sets out our actual performance for the period under review. Based on our benchmarking exercise, our performance is shown in one of three categories, of what we consider to be lower quartile performance, upper quartile performance or median (representing 2nd and 3rd quartile performance).

Key performance indicators

Key area	Objective	Basis	Measure	Performance Lower quartile	Median	Upper quartile
Employee	**Provide a safe working environment**	MAT	Lost time incidents per 100,000 hrs worked[1]			0.50
	Develop a confident and productive workforce	Annual Survey	Employee motivation[2]			76%
Customer	**Provide a high quality product**	MAA	Water quality (mean zonal compliance)[3,4]			99.98%
	Quality interaction with the customer	MAT	Customer written complaints per 1,000 properties[3]	19.06		
		MAT	First time call resolution for billing %[5]			80%
		MAT	Unplanned interruptions per 1,000 properties[3]	6.95		
	Provide a high standard of operational service		Properties at risk of low pressure per 1,000 properties[3,6]			0.09
			First time job resolution[7]	To be determined		
	Development of a sustainable service		Performance against regulatory obligations[5,8]		26%	
Financial	**Asset base enhancement**	MAT	Capex (gross) vs final determination[3,9]			2.7%
			Capital process quality[7]	To be determined		
	Manage trade debt		Debtor days[6,9]		37.5	
	Management of cost base	MAT	Opex vs final determination £m[9]	479.1		
		MAT	Cost to serve per property £[10]		226.93	
Environment	**Minimise environmental impact**	MAT	Pollution incidents per 1,000 properties[3,4]		0.08	
		MAT	Sewer flooding – other causes per 1,000 properties[3]		0.16	
		MAT	Sewage treatment works – breach of consents[3]			0.00%
	Optimise use of resources	MAA	Raw water storage[3,6]			90%
		MAT	Net energy use Kwh/Ml[5]		618	
			Leakage Ml/d – current DMA[11]	446		

Notes:
All measures are for the period to 31 March 2007, except as stated.
MAT = Moving Annual total
MAA = Moving Annual Average
1 Actual performance across all employees and agency staff.
2 Performance based on annual all employee survey and quarterly survey of 10% of permanent employees.
3 As reported in June Return to Ofwat. Performance figures are provisional at this stage as the June Return will be submitted to Ofwat on 15 June 2007.
4 Measure for calendar year to 31 December 2006.
5 Actual performance based on internal data.
6 Measure as at 31 March 2007.
7 Measure and relative performance to be determined.
8 Measure for quarter ended 31 March 2007.
9 Actual performance based on audited UK GAAP financial statements for the year ended 31 March 2007.
10 Actual performance based on audited UK GAAP financial statements and regulatory accounts for the year ended 31 March 2007.
11 DMA leakage performance measured monthly. Month of March 2007 DMA performance disclosed in table above. Annual measure is MLE leakage the calculation of which has not been completed as at 5 June 2007.

For a number of KPIs, we have only commenced capturing the data and measuring our performance during the current financial year and therefore corresponding amounts for the previous financial year are not available.

For others, the corresponding amounts are available and these are as follows:

> Water quality	99.95%
> Customer written complaints	10.04
> Unplanned interruptions	4.5
> Properties at risk of low pressure	0.10
> Capex vs. final determination	6%
> Debtor days	31.76
> Opex vs. final determination	£446.5m
> Cost to serve per property	£219.56
> Pollution incidents	0.11
> Sewer flooding incidents	0.14
> Sewage treatment works breach of consents	0.31%

It is not statistically realistic to expect any company to be at the top of every single league table, but nevertheless, we aim to achieve upper quartile performance over the next 3 to 5 years.

Of course, the goal posts will move, as companies in our sector or elsewhere redefine what upper quartile means, so we expect our target to move with it.

We will report on these measures in future results announcements.

WATER AND SEWERAGE

Performance

	2007 £m	2006 £m
Turnover	**1,218.1**	1,150.9
Profit*	**413.0**	400.4

*Before interest, tax and exceptional items

Turnover in Water and Sewerage increased by 5.8% in 2006/07, to £1,218.1 million. Sales prices increased by 6.58% (including inflation) from 1 April 2006. The price rise represented the 7.23% increase allowed by Ofwat, less a 0.65% voluntary abatement of K, previously announced in 2005/06.

Profit before interest, tax and exceptional items (PBIT) was up by 3.1% on the previous year, to £413.0 million as the higher turnover was partially offset by cost increases described opposite.

Health and safety – RIDDORS per 1,000 employees


2007
7.1
2006
9.3

Water quality %


2006
99.98
2005
99.95
2004
99.96



Tony Wray
Managing Director
Severn Trent Water

Financial performance
Turnover in Water and Sewerage increased by 5.8% in 2006/07, to £1,218.1 million. Sales prices increased by 6.58% (including inflation) from 1 April 2006. The price rise represented the 7.23% increase allowed by Ofwat, less a 0.65% voluntary abatement of K, previously announced in 2005/06.

Profit before interest, tax and exceptional items (PBIT) was up by 3.1% on the previous year, to £413.0 million. A number of factors impacted PBIT. They included increased energy costs of £23.5 million caused by rising prices; other increases net of efficiencies in our cost base of £17.4 million; increase in infrastructure renewals expenditure of £3.6 million and an increase in depreciation charges of £10.1 million reflecting the growing asset base.

The KPIs covered in the Group Chief Executive's review are referred to here to provide further detail on their use in driving our performance improvements.

Our asset base
During the financial year, we invested £103 million (£98 million net of grants received) in maintaining our infrastructure network. Capital expenditure, excluding spending on infrastructure maintenance, was £399 million. Gross capital expenditure (including infrastructure maintenance expenditure) was £502 million.

One KPI, capex (gross) vs final determination, measures our performances on managing the financial aspects of the delivery of our investment programme. This measures the percentage variants between our capital expenditure and Ofwat's final determination for AMP4. This assesses one aspect of performance against our objective of delivering services to our customers at the lowest costs. Other KPIs (most notably the capital process quality measure) will assess our delivery of high quality services.

Adjusting for minor timing differences and modifications to the AMP4 capital programme (notified to Ofwat through the change control process), we are on track to deliver the programme over the AMP4 period. We continue to be in line to achieve around 6% efficiencies compared to Ofwat's Final Determination for AMP4.

Our cost base
We recognise that managing our operating costs is a key component in our success. We continued the work started in 2005/06, including process improvements leading to; reducing employee number and removing management layers.

Two KPIs measure our performance on managing costs, the first measures the variance between our latest formal forecast of operating costs and Ofwat's final determination for AMP4. The second indicator is the total cost (including operating costs, depreciation, infrastructure renewals and third party costs) associated with serving each customer property.

Meeting our customers' expectations
Our customers' top priority is the safety and reliability of their drinking water supply and we have a strong track record on this. We have consistently achieved 99.9% compliance with water quality standards set by the Drinking Water Inspectorate (DWI) since 1997, which represents one of the best compliance records in our industry.

Water companies and regulators measure water quality in a number of ways. Our water quality KPI is based on 'mean zonal compliance', an overall measure used by the DWI. The DWI's performance tables for the 2006 calendar year showed we achieved 99.98% mean zonal compliance. This is an improvement on our previous year's performance.

During 2006/07 we delivered on a number of programmes designed to maintain and improve water quality. They included nitrate reduction schemes and mains cleaning programmes. We are continuing to develop drinking water safety plans for our treatment works, and our investment programme for water quality in 2007/08 includes further mains cleaning, nitrate reduction schemes and lead removal schemes.

For water supply we use Ofwat's DG2 and DG3 measures on risk of low pressure and unplanned interruptions to supply as our KPIs. Under the DG3 definition around 36,100 properties experienced unplanned interruptions to service, compared to around 15,200 in 2005/06. This represents 1.07% of the properties connected to our network, compared to 0.45% in 2005/06. We have put in place an action plan to improve performance.

We continued our performance on pressure in 2006/07, with 314 properties across our entire region at risk of experiencing poor pressure at year end. This represents less than 0.01% of the properties we serve.

The flooding of a home or property with raw sewage, is viewed by most people as one of the most unpleasant problems our customers may endure. Overall, for the first two years of the AMP4 programme, we have been ahead of our Ofwat targets in this area. We will continue working to achieve a net reduction year on year in the number of properties at risk of flooding from sewers.

In terms of the number of actual sewer flooding incidents, our 2006/07 figures are slightly up on those for 2005/06. Changes in weather patterns, with increased numbers of storms, have been one of the contributing factors to increases in flooding.

Our KPI on sewer flooding aims to reduce the number of incidents such as blockages and sewer collapses over the next five years. The two main routes will be the completion of the schemes already underway such as the £14 million scheme to alternate flooding in Kenilworth and routine sewer cleansing programmes.

Interacting with customers
In addition to receiving excellent operational services from us, our customers expect to interact with us in a satisfactory way. It is already well documented that we have not reached high enough customer service standards in recent years.

In June 2006, Ofwat issued a notice under S22A (4) of the Water Industry Act, stating its intention to fine Severn Trent Water for failure to meet customer services standards under the Guaranteed Standards Scheme (GSS) for water companies. The notice covered performance standards that had occurred since June 2005. In addition, we are still working and fully co-operating with Ofwat and Ernst & Young LLP on their independent investigations into customer service performance and misreporting which includes performance prior to June 2005. We await the conclusions of those investigations and details of the financial penalties that will be imposed on us. In June 2006 Ofwat also issued a notice under section 203 of the Water Industry Act requiring further information to be provided about the misreporting of data and our performance against DG standards and the GSS scheme. Data for these areas has been provided to Ofwat going back as far as 1995 and we have answered their detailed questions. Our final response was submitted on 31 January 2007. We anticipate that Ofwat will respond with a further S22A notice of intention to impose a penalty for misreporting of data since June 2005.

In the meantime, we have done much to improve current customer service standards. Many of the customer service failures of 2005/06 were due to the introduction of a major new IT system (TARGET) for billing customers. When introducing that system, we underestimated the amount of training required to transfer our contact centre operators to the new system. We also underestimated the extent to which any major new IT system is prone to problems.

During the second half of 2005/06 and the start of 2006/07, these problems were increasingly apparent to us, to our customers and to Ofwat. In July 2006 and March 2007 the Consumer Council for Water (CCW) issued reports showing an increase in complaints received about us. In 2006/07 we began work on an action plan to fix IT problems, to recruit 70 additional staff in our billing division and to extend the training given to contact centre operators.

The result of that work is steady improvement. Customer service performance in the first eight months of 2006/07 remained unsatisfactory, while figures for the final four months show improvement.

For customer service performance, the first KPI is written customer complaints per 1,000 properties. This is a new measure for 2006/07. In previous years we have tracked DG7, a measure of the response to written complaints. DG7 performance in 2006/07 was 99.76% compared with 88.7% in 2005/06. Against the new measure, our quarter three performance was 25.9 (complaints per 1,000 properties), recovering to 17.5 in the last quarter, giving a performance in the year of 19.06.

Our second KPI on customer service is first time call resolution for billing contact, which shows the proportion of calls resolved at that point. As well as giving the best standard of service to customers, first-time call resolution is also the most cost effective option for us. This is again a new measure and whilst we have calculated performance for 2006/07 at 80%, this measure was not tracked in management reports during the course of the year.

Performance review
Water and Sewerage continued

Interaction with customers is not just about how we perform in terms of specific figures and measures. It is also about fitting in with different customers' ways of life and giving them flexibility in how they contact us. So, in 2006/07 we redeveloped our website (www.stwater.co.uk) in order to give customers self service options for dealing with us. Transactions like requesting a meter or telling us about a change of address can now be done online 24 hours a day, 7 days a week (24/7), whereas previously customers had to telephone our contact centre.

The other main area of customer interaction relates to our operational water and waste water services. We completed a reorganisation of this process in 2006/07 with the closure of our two 24/7 regional operational management centres. We established a new 24/7 customer operations service centre at Coventry in the heart of our operational area. All customer contacts related to water and waste water matters are now handled alongside, and as part of, our operational management capability. This enables us to diagnose operational failures more effectively and promptly.

We are encouraged that in the first six month period since establishing the new centre (October 2006 to March 2007) we have improved by 13% to 72% the number of customers who, through our service delivery survey, have told us we have met or exceeded their expectations. We are confident we can make further sustainable improvements to service on operational customer service in 2007/08.

Our New Connections department manage, from application to delivery, the connection of customers to water and waste water services. In 2006/07 we have worked closely with developers and customers to understand how we can improve our service to them, making interaction with us easier. Consequently, we have changed our organisation design, introduced new web based applications and improved our performance on water service connections completed within 21 working days from 45% to 81%. We are aiming to build on these improvements through 2007/08.

We also have customers whom on receipt of a bill either cannot or will not pay. This directly impacts our trade debtors and our financial performance. We have therefore introduced the debtor days KPI as the measure by which our performance will be tracked and benchmarked. Assuming that our year on year billing and collection performance for each of our various income streams remains constant, we would expect our debtor days to increase on annual basis by approximately two days. This is due to the continued impact of customers switching from the unmeasured to measured basis of charge.

Our debtor day's performance has deteriorated from 31 days in 2005/06 to 37 days in 2006/07. This deteriorisation is above the two day expected increase described above and has been driven by operational performance issues within our billing and collection processes. We intend to position ourselves within the upper quartile of industry performance by 2011/12.

This is to be delivered through a stepped performance improvement in our billing and collection activities.

Developing a Sustainable service for our customers
Serving customers also means looking after their long term interests as well as their immediate concerns. Our main aim is to ensure that we are maintaining the serviceability of our assets. This means carrying out the necessary work to make sure their water and sewerage systems deliver reliable service in the future for customers and the environment. It takes into consideration aspects like the condition and deterioration of a company's above ground and below ground water and sewerage assets. The most recent Ofwat assessment shows that we have stable serviceability across our asset base.

Improving the delivery of our capital programme
We will aim to improve continuously the delivery of our Capital programme. We are in the process of developing a KPI that will meaure the quality of our Capex delivery.

The AMP4 contract for 2005-10 includes a capital investment programme of approximately £2.7 billion. This includes:

> more than £400 million on maintaining water supplies
> £150 million on improving drinking water quality
> around £850 million on maintaining and improving river quality
> more than £350 million improving sewers and dealing with sewer flooding, and
> more than £260 million to reduce leakage

In the two years to date we have mobilised 2,852 projects of which 1,616 have been completed. We have invested just short of £200m on our Water Production and Distribution service with the focus on improving levels of service to customers, upgrading our treatment works and distribution network. We have invested over £250m on sewerage services, with a focus on repairing our aging sewers, maintaining and upgrading our sewage treatment works to meet tighter quality standard and we are exploring ways of exploiting our by products to generate electricity. In addition we have invested £50m on our support services to improve customer service and business services.

This year capital expenditure, net of grants and contributions, excluding spending on infrastructure maintenance of £98 million, was £365 million for the year. Adjusting for the changes to the programme, to be agreed with Ofwat through the change control process, and for timing differences, we are on track to deliver approximately 6% efficiencies over and above the determination. This was largely driven by the use of better technologies, better designs and greater efficiencies. It is still early days in AMP4, but we aim to maintain similar out-performance over the rest of AMP4.

Protecting the environment
The local environment is especially important for a water company. How we abstract water, how we manage waste water discharges, how we operate our treatment sites and network and how we manage resources, all have a huge potential impact on the local environment. We have a responsibility to minimise that environmental impact and to maximise our use of resources.

Minimising our environmental impact
One of our KPIs in this area measures our compliance with the discharge consents for our sewage treatment works. In 2006, our compliance levels were excellent: we achieved a compliance rate of over 99.9%. This is amongst the best to be found in the industry.

Another of the KPIs relating to our environmental impact is the number of pollution incidents; more specifically the number of Environment Agency reported category 1, 2 and 3 pollution incidents. The total number of such pollution incidents was 530 in 2006 calendar year, which was lower than 2005 but still too high. Of the total recorded, two were of the most severe in category 1, and eight were category 2. This performance is comparable with the industry averages using the 2005 data.

Within the total number of pollution's, 98% (520) were category 3 incidents which are classified as having a limited and localised environmental impact. This particular aspect of performance was similar to our 2005 performance (519), placing us in the lower quartile for the Industry. We have taken positive steps to make significant improvements in developing an action plan to deliver pollution reductions during the current year and through to the end of the current AMP period. The plan is linked to our proactive and reactive work on the sewerage network. Whilst we only have the first quarter performance for 2007 the results are encouraging, showing a decrease of almost 35% for category 3 incidents compared to the first quarter of March 2006.

Across the region we have a number of large scale construction and upgrade projects at a number of sewage treatment works. These upgrades are already underway, as part of our AMP4 capital programme and when completed will result in environmental improvements. We are pleased to report that work is currently on schedule.

Optimising our use of resources
Our water supplies are fundamental to our business. Our KPI on raw water storage compares the percentage of raw water available at our reservoirs against our three year rolling average.

In 2006/07 our raw water storage levels were good despite a dry summer. We did not impose a hosepipe ban during the year and storage levels at year end were normal for the time of year.

Net energy use
Our KPI on net energy use measures how much energy (net of renewable energy generated by us) we consume per megalitre of water or waste water treated. Since energy costs are a major element of our cost base – and were especially so in 2006/07 following price rises – managing energy usage also enables us to manage costs. In addition, managing energy consumption is an essential element in mitigating our environmental impact.

In 2006/07 we continued to control our net energy consumption in two principal ways. First, we maintained our renewable energy production at around 155,000 MWh. This represents 16% of total electricity used.

Secondly, we manage net energy consumption through energy efficiency programmes. In 2006/07 we completed on schedule, site energy reviews of all of our top 407 sites, which account for 85% of our electricity costs. The review has resulted in individual Site Energy Management Plans for 330 sites. We believe these plans will enable us to save approximately 10,000 MWh of electricity during 2007/08.

Leakage
This has been a priority for us in 2006/07. We returned disappointing results in 2005/06 and consequently increased our focus on and investment in leakage control. We employed more people in this area, invested in new technology and in 2006/07 found and fixed 37,000 leaks, 8,000 more than the previous year.

This effort has reduced our leakage this year but it was not until the month of March 2007 that we attained a monthly level of leakage commensurate with our Ofwat annual target. Therefore, notwithstanding this reduction, we believe that we will not attain the annual average target level of leakage. We have kept Ofwat fully informed of our progress and we are in the process of finalising and verifying our leakage data for submission in our annual June Return, which will be submitted in a few weeks.

The largest single element of our investment in leakage management is incurred in our mains renewal programme. The Ofwat Determination for AMP4 assumed around £184 million of expenditure over 5 years (in nominal terms). We have already invested around £85 million in the first two years and we expect to invest a total of around £231 million, some 26% more than assumed in the Determination, over the whole AMP4 period on mains renewals alone.

Reducing leakage will remain a priority in 2007/08 and we are determined to maintain the good progress we have made in the second half of 2006/07. We are in a good position going into this new year.

Promoting the efficient use of water is important to us. During 2006/07 we continued to adopt a twin track approach for promoting the efficient use of water with our customers. This included the promotion and distribution of water saving devices, together with education and the provision of advice to raise awareness of the need to use water wisely.

Creating a great place to work
We have stressed repeatedly that health and safety is the key priority in Severn Trent Water. At the business level, it is an important indicator of quality. At the workplace level, the physical well-being of our employees is paramount.

In line with our KPI on health and safety, we reported a 20% reduction in the RIDDOR reportable incident rate per 1,000 employees in 2006/07. This was an improvement on our performance from the previous year. In 2007/08 and beyond, we will aim to improve further on our safety performance and have therefore moved our performance measure of RIDDORs to the more demanding measure of loss time incidents (LTIs).

Behavioural change and individual engagement are important aspects of improving safety and general business performance. Towards the end of 2005/06 we began to develop a safety management system called SUSA (Safe and Unsafe Acts). This is a one-to-one work based observation and discussion process in which SUSA trained managers talk regularly with their teams about the way in which they and their team do their job.

We also began a safety process review of all Severn Trent Water's UK water and waste water sites. A survey is being carried out at each site, with a target completion date of April 2008.

The engagement and skills of our workforce are vital ingredients in making us a leader in our industry. We also need to benchmark that engagement rather than simply talking about it in abstract terms.
We have therefore introduced a KPI on employee motivation. Previously, we used to run an annual employee survey; we have now moved to a quarterly survey of 500 randomly selected employees, as well as the annual survey of all staff. This gives us an ongoing measure of staff morale and motivation, which we can also benchmark against other organisations.

Outlook
In the first two years of the AMP4 contract, we have made good progress on the targets set by Ofwat. Maintaining this progress will govern our activities for 2007/08 and beyond. Our ability to achieve significant operational improvements in 2007/08 and to achieve our AMP4 targets will be boosted by the introduction of our 20 KPIs.

TECHNOLOGIES AND SERVICES

Performance

	2007 £m	2006 £m
Turnover	**288.9**	299.8
Profit*	**19.7**	17.1

*Before interest, tax and exceptional items

After adjusting for the disposal of the Pipeline Services business and the impact of exchange rate fluctuations, turnover in Water Technologies and Services was £292.6 million in 2006/07, up 2.4% on 2005/06 (see below). Turnover in the US businesses was up by 4% above 2005/06, while turnover originating from business units outside the US was essentially even with last year.

Profit before interest, exceptional items and tax was £19.7 million, an increase of 15.2%. This was mainly achieved through greater operating efficiency.

	2007 £m	2006 £m
Turnover	**288.9**	299.8
Pipeline Services	**(5.1)**	(14.0)
	283.8	285.8
Exchange rate impact	**8.8**	–
	292.6	285.8
Growth	**2.4%**	

Health and safety RIDDOR incidents


2006/07
13
2005/06
29



Len Graziano
President and Chief Executive Officer
Water Technologies and Services

Severn Trent's Water Technology and Services business is a leading global supplier of water and waste water treatment solutions.
It comprises three main groups: Water Purification, Operating Services, and Analytical Services.

We operate at the forefront of new water technology. We are market leaders in our chosen markets of disinfection, filtration, arsenic removal, and in the UK environmental testing services. We are also a leading provider of contract operating services for water and waste water plants.

The Water Purification division's turnover rose by 4.5% to £105 million and profit before interest and tax increased by 39% on the previous year.

Turnover in Operating Services for the year was up 1% to £146 million and profit before interest and tax improved 4%.

Year over year, Severn Trent Laboratories UK's (STL) turnover was £32.5 million, up 1%. As a result of the organisation's continued cost efficiency programmes, profit was up 15% on the previous year.

Strategy
Our growth strategy is to focus on our core strengths. Therefore, we made a number of disposals in the 2006/07 financial year, including the sale of our Pipeline Products and Services assets and our Aztec instrumentation product line. These disposals leave us free to concentrate on our core strengths and on higher margin, higher growth areas.

We have a twofold strategy for achieving organic growth in these areas. First, we are expanding our existing technologies into new geographical markets and secondly, we are taking new technologies into our existing markets. In order to achieve the first of these, we are extending our global sales and distribution network outside the US.

The other aspect of our strategy for delivering good returns to shareholders remains unchanged from previous years. That is, we continue to focus on cost control, operational efficiency and safety improvements.

We are also pleased to report, the number of health and safety RIDDORS was down by over 55% on 2005/06.

Outlook
Looking ahead, we believe the market outlook for Water Technology and Services are generally positive. In all three areas we will maintain our cost control and efficiency programmes.

Our corporate responsibilities

OF OUR BUSINESS

Severn Trent Plc's decision to focus on water also shifted the focus of our corporate responsibility (CR) strategy in 2006/07. Our new strategy on CR is to support the company's drive for excellence by achieving the highest standards on a range of CR subject areas.

Those subjects include: health and safety; climate change; the local environment; engagement with local communities; business ethics; diversity; and investing in people. Further details of our CR strategy, values and action plans are set out on the Severn Trent website (www.severntrent.com).

Indicators presented in this CR section have been independently verified by the external consultants Acona as part of our CR verification programme.

Putting CR at the heart of the business
To be effective, a company's CR strategy must be fully integrated with its core business planning. The strategic and organisational change that took place within Severn Trent in 2006/07 has reinforced this.

As we describe elsewhere in this Annual Review, Severn Trent Water has adopted 20 KPIs by which it will measure performance and set targets. Many of these indicators link directly to the company's CR strategy for example, the KPIs on health and safety, leakage, net energy use, pollution incidents and employee motivation. This ensures that CR is at the very core of Severn Trent Water's activities. Additional CR objectives have been set to ensure focus across all other elements of our CR strategy. Water Technologies and Services has adopted quarterly CR KPIs in the areas of health and safety, climate change, the supply chain and business ethics focusing on its core business.

In addition, the company's Corporate Responsibility Committee, which now meets bimonthly, has introduced a more structured approach to reviewing all areas of our CR performance through the new KPI's and objectives.

As several of our core CR issues now appear in the company's new KPIs, our progress on them in 2006/07 has already been described earlier in this report, in the Performance Review. Below we look at other CR subject areas that have been important to Severn Trent's activities and focus in 2006/07.

Environment
We welcome that climate change has risen up the political and public agenda in 2006/07. Severn Trent Water has been engaged in planning for a changing climate for a number of years. We have built a leading reputation in this area with key stakeholders such as the Carbon Trust. In 2005, we published the Carbon Management report supported by the Carbon Trust. This year we have worked on updating this to take into account the changes within the business.

Our work on climate change focuses on two main aspects: mitigating our impact on climate change; and adapting to it. In turn, mitigation has two main aspects: energy efficiency initiatives; and in-house renewable energy production, primarily biogas CHP. The effects of our work in both these areas are reflected in our KPI on net energy use.

Our work on climate change adaptation involves trying to assess how climate change might impact Severn Trent Water's operations and strategic development. Water supply and sewer flooding are two areas of particular importance.

Key greenhouse gas emissions – Severn Trent Water


Electricity use
353
Electricity use
364
-66
Offset by energy generation
-67
Offset by energy generation
-100
0
100
200
300
400
thousand tonnes CO_2e
2006/07
2005/06

Our Water Resources Plan, sets out our water resources investment programme until 2010 and presents a 25 year development plan to 2030. Whilst we have committed to delivering a 17 Ml/d reduction in leakage over the AMP4 period, our analysis to 2030 shows there is a potential need for new strategic water resource developments and further leakage reductions to counter the effects of climate change on the supply/demand balance for water. We therefore aim to carry out work during AMP4 and AMP5 to understand better the climate change impacts and to plan longer term feasibility studies that will ensure water supply to our customers at least cost to them, whilst still considering the longer term social and environmental impact of future increased water abstraction. A key part of this process will be to continue to reduce demand and promote water efficiency.

Workplace
Over the past two years we have written much about our work to strengthen our internal business culture and ethics. This work continued in 2006/07 making Severn Trent a more open and transparent culture, where there are no barriers to evaluating performance, whether good or bad.

By the end of March 2007, over 550 Severn Trent Water senior and middle managers had attended a training workshop on ethical decision making. We designed this programme with the help of the Institute of Business Ethics. It gives managers a set of principles and tools to deal with ethical challenges in their day to day work. The next phase is to extend the training across the organisation, to reach all employees.

Water Technologies and Services has also implemented a business ethics training program. Employees worldwide attended 'Ethical Behaviour at Work' training which included the Code of Conduct, Business Ethics and Whistleblowing. US staff were in addition involved in 'Fair Treatment' training focusing on maintaining an appropriate workplace.

Another mechanism for improving our business is strengthening the training we give to new managers. In Severn Trent Water we are now taking a more individual approach to new manager development and in addition to an induction 'Stepping Into Management', there are a variety of modules for managers new to their role.

Our corporate responsibilities
continued

Our employees
Our most important obligation to our employees is to ensure their safety and this is covered in the KPIs. We also have other obligations to our workforce. They include: promoting diversity, investing in training, promoting work life balance; and enabling participation in our employee share ownership schemes.

Severn Trent Water launched an important development scheme in 2006/07. Developing Talent is a structured and inclusive two year development programme for people with high potential in the early stages of their career. Unlike its predecessor, the old graduate scheme, our new programme is now open to current employees, graduates and non graduates as well as externally recruited graduates.

We extended the 2006 apprenticeship recruitment campaign and saw 1,000 applications for 40 roles. The apprentices chosen joined 49 other trainees in distribution and sewerage who began their development programmes earlier in the year. Some of them will be the first in the UK to earn qualifications under the proposed Water Apprenticeship Framework.

In Water Technologies and Services a training program has been specially designed to identify 'tomorrow's technical experts'. Successful applicants receive a personal development plan and time to develop technical capabilities.

A diverse workforce is important to the success of the company and we promote this in our working practices. There is always scope to improve our diversity performance and our measures to do this include: monitoring diversity profiles; targeted recruitment initiatives; diversity awareness training; and benchmarking our policies and practices against best practice organisations. Water Technologies and Services programs such as Affirmitive Action in North America ensure that managers have a diverse applicant pool.

Severn Trent Water has positive working relationships with recognised trade unions. Regular meetings with trade unions provide opportunities for ongoing dialogue and enhancement of their understanding of the issues facing our business.

Marketplace
Severn Trent Water has been working to develop its supply chain assessment processes in 2005/06 and 2006/07. Significant contractors/suppliers have been required for some years to provide information on their health and safety performance and their environmental qualifications and performance. In 2006 we recognised a need to build on that. Therefore, in 2006/07 Severn Trent Water began developing a new standardised risk based approach to supply chain assessment, focusing not just on health and safety and environment, but also on human rights, bribery and corruption. We have been working with Nottingham Trent University in the development of a Supply Chain Diploma in Management Studies a first in the Utility sector. The course participants represent all areas of the supply chain, both internal and external.

Group health and safety

24% improvement in RIDDOR* incident rate

	Per 1,000 employees
2006/07	7.1
2005/06	9.3

*RIDDOR – Reportable Injuries, Diseases and Dangerous Occurrences Regulations

Community
Severn Trent Water's relationship with the regional community is another facet of our CR strategy. Our engagement with the community takes several forms: community investment, community liaison and educational initiatives.

Our community investment programme focuses on three areas: the natural environment, education; and health and well-being. We continued our work with nine partner charities that operate at a local and international level.

We also made a substantial grant to the Severn Trent Trust Fund, as in previous years. This independent charity was established in 1997 to help customers in genuine financial difficulty apply for help with paying water and other utility bills. The trust fund helps customers to become good payers. Our annual funding of the trust is £3.6 million per year.

Our education programme aims to raise awareness of the importance of water and water efficiency. We have continued two main initiatives: our educational centres and BeSmart, an education programme which teaches school children about water efficiency. In 2006/07 over 25,000 children visited our educational centres, while 46 schools took part in BeSmart.

Independent research into the two initiatives, commissioned in 2006/07, shows that both are successful in promoting the health aspects of drinking water and the importance of water efficiency. 'It is clear that children that have direct experience of a Severn Trent Water education initiative are more engaged, active and vocal about their water behaviours,' concluded the researchers.

During the year, the BeSmart programme won a West Midlands Business in the Community Big Tick award for investing in young people. It also won a Utility Week award for best community initiative.

Summary financial review



Michael McKeon
Group Finance
Director

Financial highlights

	2007	2006	% change
Turnover* (£m)	**1,480.2**	1,455.3	1.7
Profit* before interest, tax and exceptionals (£m)	**405.3**	393.0	3.1
Profit* before interest and tax (£m)	**430.0**	377.3	14.0
Profit* before tax, exceptionals and IAS 39 (£m)	**252.0**	230.2	9.5
Profit* before tax (£m)	**325.5**	177.8	83.1
Earnings* per share before exceptionals, IAS 39 and deferred tax (p)	**82.4**	71.4	15.4
Earnings* per share (p)	**106.1**	52.9	100.6
Final dividend (p)	**38.68**	31.97	21.0
Interim dividend (p)	**22.77**	19.16	18.8
Total dividend for the year (p)	**61.45**	51.13	20.2
Total rebased dividend	**61.45**	57.00	7.8

*From continuing operations

Group results
Group turnover from continuing operations was £1,480.2 million (£1,455.3 million), an increase of 1.7% over last year. The growth in turnover was mainly due to the price increases in Severn Trent Water and organic growth in the Water Purification business partially offset by the disposal of a small business (Pipeline Services) and a reduction in activity in the other businesses.

Group profit from continuing operations before interest, tax and exceptional items was up 3.1% to £405.3 million (£393 million). Beyond the net increase in turnover, the factors affecting profit before interest and tax were cost increases in Water and Sewerage partially offset by margin growth in Water Technologies and Services. There was a net exceptional gain of £24.7 million (exceptional charge of £15.7 million) – see below. Group profit from continuing operations before interest and tax was £430.0 million (£377.3 million).

Water and Sewerage
Turnover in Water and Sewerage increased by 5.8% in 2006/07 to £1,218.1 million. Sales prices increased by 6.58% (including inflation) from 1 April 2006. The price rise represented the 7.23% increase allowed by Ofwat, less a 0.65% voluntary abatement previously announced in 2005/06.

Profit before interest, tax and exceptional items was up by 3.1% on the previous year to £413.0 million. Beyond the increase in turnover a number of factors affected profit before interest, tax and exceptional items, principally: an increase in energy costs of £24 million, other increases, net of efficiencies, in our cost base of £17.4 million, increase in infrastructure renewals expenditure of £3.6 million and an increase in depreciation charges of £10.1 million reflecting the growing asset base.

Financial highlights
During the financial year, Severn Trent Water invested £502 million in fixed assets and maintaining its infrastructure network. Included in this total was net infrastructure maintenance expenditure of £98.0 million.

Adjusting for minor timing differences and modifications to the AMP4 capital programme (notified to Ofwat through the change control process) we are on track to deliver this programme over the AMP4 period. We continue to be in line to achieve around 6% efficiencies compared with Ofwat's Final Determination for AMP4.

Summary financial review
continued

Water Technologies and Services

Turnover in Water Technologies and Services was £288.9 million in 2006/07, down 3.6% on 2005/06. As set out in the table below, adjusting for the effect of the sale of a small business (Pipeline Services) and removing the impact of changing exchange rates, turnover rose by 2.4% to £292.6 million. On the same basis, turnover in the US was up by 4%. Turnover in the UK and rest of the world was up by around 3.1% through continued organic growth. Around 43% of Water Technologies and Services' turnover arose from customers in the USA.

	31 March 2007 £m	31 March 2006 £m
Turnover	**288.9**	299.8
Pipeline Services	**(5.1)**	(14.0)
	283.8	285.8
Exchange rate impact	**8.8**	–
	292.6	285.8

Water Technologies and Services' profit before interest, tax and exceptional items increased by 15.2% to £19.7 million. The improvement mainly arises from improved margins across all principal businesses. The impact of changing exchange rates was immaterial.

Corporate and Other

Other Businesses' turnover was down 82.6% to £10.3 million. Corporate and Other incurred a loss before interest tax and exceptional items of £26.3 million (loss of £25.7 million).

Interest and tax

After net interest charges of £153.8 million (£163.9 million) and share of results of associates and joint ventures of £0.5 million (£1.1 million), group profit from continuing operations before tax, exceptional items and IAS 39 fair value adjustments increased by 9.5% to £252.0 million (£230.2 million). Group profit from continuing operations before tax was £325.5 million (£177.8 million).

The total tax charge for the year was £76.9 million (£54.2 million) of which current tax represented £58.5 million (£61.5 million) and deferred tax £18.4 million (credit of £7.3 million). Profit for the period from continuing operations was £248.6 million (£123.6 million).

The effective rate of current tax on continuing businesses, excluding prior year charges and exceptional items, calculated on profit before tax, exceptional items and IAS 39 fair value adjustments was 27% (28.7%). The decrease in effective rate is a result of a lower level of disallowable expenditure. Going forward we expect the effective current tax rate for 2007/08 to be in the range of 25% to 28%.

Discontinued operations

Discontinued operations generated a profit before tax and exceptional items of £59.6 million (£88.2 million). After tax charges of £15.2 million (credit of £11.2 million) and net exceptional charges of £24.4 million (£nil), net profit attributable to discontinued operations was £20 million (£99.4 million).

Earnings per share

Basic earnings per share from continuing and discontinued operations were 114.7 pence (95.9 pence). Adjusted basic earnings per share (before exceptional items, IAS 39 fair value adjustments and deferred tax) were 82.4 pence (71.4 pence), an increase of 15.4%.

Exceptional items

There was a net exceptional gain, on continuing operations, in the year to 31 March 2007 of £24.7 million (exceptional charge of £15.7 million) which comprised:

> a charge of £14.9 million in Severn Trent Water arising from a programme to restructure and realign the business (£11.9 million write off of decommissioned assets and £3.0 million restructuring costs),

> demerger and related costs of £16.7 million (including £7.8 million arising from the settlement of pension obligations); and

> profit on disposal of property and businesses of £56.3 million, comprising:

- profit of £36.2 million arising from the disposal of properties in Severn Trent Water;
- profit on disposal of Aquafin NV of £14.7 million; and
- profit of £5.4 million from the disposal of Severn Trent Property and other property assets in Severn Trent Plc.

There were net exceptional charges of £24.4 million (£nil) on discontinued operations, which comprised:

> profit on disposal of Biffa Belgium of £9.5 million,

> a charge of £31.5 million arising from the impairment of goodwill relating to US Laboratories; and

> loss on disposal of US Laboratories of £2.4 million

Capital structure and dividend policy

During the year the group reviewed its capital structure and its dividend policy in the light of the transformation of its business structure and the focus on water strategy. The greater longer term clarity provided by this strategy enabled the group to declare its intention to raise gearing, as defined by net debt to regulated capital value (net debt/RCV), to 60%. Leading directly from this decision, a special dividend of £575 million was paid on 20 October 2006. The tighter focus of this new strategy also allowed the group to declare a new dividend policy to raise dividends by 3% above RPI inflation through to the end of the current AMP period – 31 March 2010.

Cash flow

	Continuing £m	Discontinued £m	**2007 £m**	2006 £m
Cash generated from operations	486.5	87.5	**574.0**	758.9
Net capital expenditure	(317.7)	(33.8)	**(351.5)**	(395.9)
Net interest paid	(157.8)	1.4	**(156.4)**	(180.1)
Tax paid	(29.6)	(6.4)	**(36.0)**	(68.3)
Other cash flows	0.8	0.4	**1.2**	(0.2)
Free cash flow	(17.8)	49.1	**31.3**	114.4
Dividends	(739.5)	–	**(739.5)**	(234.3)
Acquisitions and disposals	138.0	–	**138.0**	1.3
Financing	10.0	–	**10.0**	11.6
Change in net debt from cash flows	(609.3)	49.1	**(560.2)**	(107.0)

Operating activities generated a net cash inflow of £574.0 million (£758.9 million). Movements in working capital along with the demerger of Biffa Plc on 9 October 2006, sale of Biffa Belgium, the US Laboratories and the Property businesses have resulted in lower group operating cash flows compared with the previous year. Capital expenditure net of grants and proceeds from asset sales (principally surplus properties) £62.2 million (£8.4 million) was £351.5million (£395.9 million). Net interest paid decreased to £156.4 million (£180.1 million) due to the timing of interest payments on finance leases. Tax payments also fell compared with the prior year to £36.0 million (£68.3 million) due to refunds received relating to tax paid in prior years. Dividends paid, including the special dividend of £575 million, amounted to £739.5 million (£234.3 million). After the receipt of £10.0 million from share options exercised (£11.6 million) and other cash inflows of £1.2 million (outflow of £0.2 million) net debt increased by £560.2 million (£107.0 million) from cash flows.

Net debt at 31 March 2006 was £3,127.6 million (£2,961.1 million). Year end balance sheet gearing is 73.3% (60.9%). Net debt, expressed as a percentage of 31 March 2007 Regulatory Capital Value ("RCV") was 56.4% (56.8%), based on RCV at 31 March 2007 of £5,546 million (£5,209 million). The group's net interest charge, excluding IAS 39 fair value adjustments, was covered 4.2 times (3.8 times) by profit before interest, tax, depreciation and exceptional items, and 2.6 times (2.3 times) by profit before interest tax and exceptionals.

Pensions

The group has four defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations were undertaken for the STPS and another scheme, the Severn Trent Senior Staff Pension Scheme (SSPS), as at 31 March 2004.

On the demerger of Biffa Plc the company entered into an agreement with that company and the trustees of the STPS, the SSPS and the UK Waste Pension Scheme (UKWPS) whereby the assets and liabilities relating to Biffa Plc employees in the STPS and the SSPS would be transferred to the UKWPS with effect from 31 March 2007. The net deficit relating to Biffa employees at the demerger date was £39 million. This has been included in the net assets that formed the dividend in specie on demerger. The reduction in the deficit between the demerger date and 31 March 2007 has been treated as an exceptional loss on settlement of £7.8 million.

Summary financial review
continued

On an IAS19 basis, the estimated net position (before deferred tax) of all of the group's defined benefit pension schemes was a deficit of £135.1 million.as at 31 March 2007. This compares with a deficit of £221.9 million as at 31 March 2006. The movement in the deficit arose as a result of:

> Additional contributions made during the year of £83 million;

> Net deficit of £31.2 million transferred to Biffa Plc as a result of the demerger;

> Strengthening the actuarial assumption relating to longevity, which increased the deficit by £60 million, offset by an increase in the discount rate which reduced the actuarial value of liabilities by £61.7 million;

> Service cost in excess of normal contributions of £27.2 million resulting from part of the 2006/07 normal contributions having been prepaid in 2005/06; and

> Other actuarial losses of £1.9 million

Total cash contributions to the schemes in the year were £97.4 million (£105.2 million).

The key actuarial assumptions utilised in the valuation were:

	2007	2006
Discount rate	**5.4%**	4.9%
Inflation	**3.0%**	2.7%
Expected return on equities	**8.25%**	8.0%
Life expectancy at age 65		
For current pensioners		
Men (years)	**19.2**	18.3
Women (years)	**22.1**	21.0
For future pensioners currently aged 45		
Men (years)	**19.9**	18.9
Women (years)	**23.0**	21.8

On an IAS19 basis, the funding level has improved from around 86% at 31 March 2006 to around 91% at 31 March 2007.

As at 31 March 2007 the group's defined benefit pension schemes had total assets of approximately £1,365 million, (£1,403 million).

Further details of the group's pension position are contained in note 28 to the accounts.

Dividends

An interim dividend of 22.77p (19.16p) was paid on 24 January 2007. The board is recommending the payment of a final dividend of 38.68p (31.97p) to make a total dividend, excluding the special dividend, of 61.45p (51.13p). Following the demerger of Biffa Plc and the share consolidation that followed, the dividend for the year ended 31 March 2006 was rebased to 57p per share. The total dividend proposed for the year ended 31 March 2007 represents growth of 7.8% on the rebased dividend, in line with the board's previously announced policy.

Treasury management

The group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy Statement. The treasury operation's primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in interest and (to a lesser extent) currency rates and counterparty credit risk. Its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. The board determines matters of treasury policy and its approval is required for certain treasury transactions.

It is the group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability.

The group uses financial derivatives solely for the purposes of managing risk associated with financing its normal business activities. The group does not hold or issue derivative financial instruments for financial trading purposes. The group uses a limited number of currency swaps and interest rate swaps to redenominate external borrowings into the currencies and interest rate coupon required for group purposes.

The group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2007, interest rates for some 68% of the group's net debt of £3,127.6 million were so fixed, at a weighted average interest rate of 5.7% for a weighted average period of 13.5 years. This policy has been implemented by entering into a portfolio of long dated interest rate swaps that hedge the group's economic exposure to changes in interest rates. However, these swaps are not designated to particular liabilities and hence do not meet the criteria for hedge accounting under IAS 39. Consequently the swaps are revalued at each balance sheet date and the change in fair value is taken to the income statement as a finance cost. In the year ended 31 March 2007 £52.7 m was credited (£31.5m charged) to net finance costs in respect of such fair value movements.

The group's business does not involve significant exposure to foreign exchange transactions. Cross currency swaps are employed to exchange foreign currency borrowings for sterling. The group also has investments in various assets denominated in foreign currencies, principally the US dollar and the euro. The group's current policy is to hedge an element of the currency translation risk associated with certain foreign currency denominated assets.

The long term credit ratings of Severn Trent Plc and Severn Trent Water Limited are:

Long term ratings	Severn Trent Water Limited	Severn Trent Plc
Moody's	A2	A3
Standard & Poor's	A	A–

Further details of the group's borrowings, investments and financial instruments are contained in note 20 to the accounts.

Accounting policies and presentation of the financial statements
The Group's financial statements are prepared in accordance with International Financial Reporting Standards that have been ratified by the European Union. There have been no changes in accounting policies during the year ended 31 March 2007.

Following the demerger of Biffa Plc and the disposal of US Laboratories the comparative figures have been restated to reclassify these businesses as discontinued operations. Biffa Belgium, which was also sold during the year, was already classified as a discontinued operation in the previous year since it was held for sale at the previous year end. Severn Trent Property and the former associated company Aquafin NV do not meet the definition of discontinued operations in IFRS 5 and hence are included in continuing operations although they too were sold during the year.

Exchange rates
Approximately 2% of the group's profit before interest, tax and exceptional items and 2% of its operating assets are denominated in US dollars. The trading results of overseas subsidiaries are translated to sterling at the average rate of exchange ruling during the year and their net assets are translated at the closing rate on the balance sheet date.

Supplementary information
For supplementary information including the group's preliminary results presentation, see the Severn Trent website (www.severntrent.com).



Michael McKeon
Group Finance Director

Board of directors


1


2


3


4

1 Sir John Egan MSc (Econ) BSc (67)*
Sir John Egan joined the board in October 2004 and became Chairman on 1 January 2005. He is a director of Warwick Castle Park Trust Ltd and was, until recently, Chairman of Inchcape plc and Harrison Lovegrove & Co Ltd. Sir John worked in the motor industry until 1990 at General Motors, Massey Ferguson and British Leyland, rising to become Chairman and Chief Executive of Jaguar plc. He was Chief Executive of BAA plc from 1990 to 1999 and Chairman of MEPC from 1998 to 2000. He was also President of the Confederation of British Industry from 2002 to 2004. Sir John was knighted in the Queen's Birthday Honours List in 1986. He is a deputy lieutenant of the County of Warwickshire and from September 2007, Chancellor of Coventry University.

2 Colin Matthews MA CEng MBA (51)
Mr Matthews joined the board in October 2003, becoming Group Chief Executive on 1 February 2005. He is a non-executive director of Mondi Ltd and Mondi Plc, currently part of Anglo-American Plc. He is a Chartered Engineer and worked for the (American) General Electric Company and then for British Airways, first as Director of Engineering, then as Director of Technical Operations, responsible for all aircraft maintenance, IT and procurement. Mr Matthews was Group Managing Director of Transco from 2001 to 2002 and then CEO of Hays Plc from 2002 to 2004.

3 Michael McKeon MA CA (50)
Mr McKeon joined the board on 13 December 2005 as Group Finance Director. Prior to that, he was Group Finance Director of the buildings materials group Novar Plc. Mr McKeon worked for Rolls Royce Plc from 1997 to 2000 in various senior roles including Finance Director of the Aerospace Group. He has extensive international business experience, having worked overseas for CarnaudMetalbox, Elf Atochem and Price Waterhouse. Mr McKeon is a Chartered Accountant and a Member of the Institute of Chartered Accountants of Scotland.

4 Tony Wray BSc(Hons) (45)
Mr Wray joined the board in March 2005. He is Managing Director of Severn Trent Water Ltd. Prior to that, he was Director of Networks at Eircom, the Republic of Ireland's telephone operator. He joined British Gas in 1983 and held various managerial positions before becoming Head of Asset Management. In 2000 he moved to Transco, first as Director of Asset Management, then as National Operations Director, before being appointed to implement the merger integration of Lattice (Transco) and National Grid Group into National Grid Transco.

5 John Smith FCCA Hon. FRIBA (49)*
Mr Smith joined the board in November 2003. He is currently Chief Executive of BBC Worldwide and has held various other senior positions within the BBC since joining in 1989 including: Finance Director from 1996 to 2006; Director of Finance, Property and Business Affairs from 2000 to 2004; and Chief Operating Officer until 2005. Mr Smith has held a non-executive directorship with Vickers Plc, was a member of the advisory board of Zurich Financial Services UK and was a director of the Royal Television Society. He also served for three years on the Accounting Standards Board until November 2004.



5



6



7



8

6 Martin Houston BSc MSc DIC (49)*
Mr Houston joined the board in September 2003. He is Executive Vice President and Managing Director of BG Group's North American, Caribbean and Global Liquefied Natural Gas business, and a member of their Group Executive Committee. He joined BG Group in 1983 and has held a number of technical and commercial roles with a predominantly international focus. He is a fellow of the Geological Society of London.

7 Richard Davey (58)*
Mr Davey joined the board on 1 January 2006. He is non-executive Chairman of London Capital Holdings Plc and a non-executive director of Yorkshire Building Society and Amlin Plc. He also served as a non-executive director of Freeserve Plc from 1999 to 2001 and of Scottish Widows Fund and Life Assurance Society from 1996 to 2000. The majority of Mr Davey's executive career was spent in investment banking at N M Rothschild & Sons where he served in various roles including Head of Investment Banking. Prior to that, he worked at various organisations including Merrill Lynch International Limited and Exco International Plc.

8 Bernard Bulkin, BS PhD FRSC FRSA FIE (65)*
Dr Bulkin joined the board on 1 January 2006. He is Chairman of AEA Technology Plc, Chairman of Swedish company Chemrec AB and a non-executive director of Accelergy Corporation in California. He is also a Venture Partner at Vantage Point, an international venture capital firm and a Commissioner on the UK Sustainable Development Commission. In 2003 he retired as Chief Scientist at BP Plc, where he had worked for eighteen years.

*Non-executive director

Membership of board and management committees is as detailed below:

Board committees
Audit Committee
J B Smith (Chairman)
B Bulkin
R H Davey
F B Smith (Secretary)

Remuneration Committee
R H Davey (Chairman)
B Bulkin
Sir John Egan
M J Houston
F B Smith (Secretary)

Nominations Committee
Sir John Egan (Chairman)
B Bulkin (c)
R H Davey (c)
M J Houston
C S Matthews
J B Smith (c)
F B Smith (Secretary)

(c) = Core Members

Corporate Responsibility Committee
B Bulkin (Chairman)
Sir John Egan
C S Matthews
F B Smith (Secretary)

Management committee
Executive Committee
C S Matthews (Chairman)
A Ballance
C J Ford
P J Gavan
L F Graziano
M J Kane
R S Martin
M J E McKeon
J C O'Sullivan
A J Richmond
S C Smedley
A P Smith
F B Smith
J van den Arend Schmidt
A P Wray

Senior independent non-executive director
R H Davey

Group General Counsel and Company Secretary
F B Smith

Summary directors' report

Principal activities and business review
The principal activities of the group are the supply of water and the treatment and disposal of sewage. A review of the results for the year ended 31 March 2007 and information relating to the group, its strategy and the operation of its businesses appear on pages 4 to 21.

Dividends
An interim dividend of 22.77 pence per ordinary share was paid on 24 January 2007. The directors recommend a final dividend of 38.68 pence per ordinary share to be paid on 3 August 2007 to shareholders on the register on 29 June 2007. This would bring the total dividend for 2006/07, excluding the special dividend paid on 20 October 2006, to 61.45 pence per ordinary share (2006: 51.13p). The payment of the final dividend is subject to shareholder approval at the Annual General Meeting.

Directors
The names and biographies of the directors currently serving on the board are set out on pages 22 and 23 respectively. The following also served as directors during the year:

> Martin Flower retired from the board as a non-executive director on 10 June 2006;
> Marisa Cassoni retired from the board as a non-executive director on 6 October 2006;
> Martin Bettington retired from the board as an executive director on 6 October 2006; and
> Rachel Brydon Jannetta retired from the board as an executive director on 29 December 2006.

The directors retiring by rotation at this year's Annual General Meeting are Sir John Egan and Tony Wray and, each being eligible, offer themselves for re-appointment.

Corporate governance
During the year, and as part of our strategy of focusing on water, all the current executive and non-executive directors of Severn Trent Plc were appointed to identical positions on Severn Trent Water Limited. Since March 2006 the boards of directors of Severn Trent Plc and Severn Trent Water Limited are identical.

Severn Trent attaches great significance to the maintenance of good corporate governance procedures and adherence to best practice recognising that they play their part in creating a framework which can provide increased benefits for shareholders.

A statement of how the company has applied the main and supporting principles of the Combined Code is set out in the Annual Report and Accounts 2007.

In respect of the year ended 31 March 2007, and the period up to the date of approving the accounts, the board considers that the company has complied with the provisions set out in the Combined Code, with the exception of the appointment of Sir John Egan to the Remuneration Committee as detailed in the corporate governance report of the Annual Report and Accounts 2007.

Substantial shareholdings
As at 5 June 2007 the company had been notified of the following substantial shareholdings:

	Number of ordinary shares of $97\frac{17}{19}$p each	%
Barclays plc	8,412,304	3.61
Legal & General Investment Management Limited	8,235,812	3.53

Annual General Meeting
The Annual General Meeting of the company will be held at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ at 11.00am on Tuesday 24 July 2007. The notice convening the meeting, together with details of the business to be considered and explanatory notes for each resolution, is distributed separately to shareholders. It is also available on the company's website: www.severntrent.com

By order of the board

Fiona Smith
Group General Counsel and Company Secretary
5 June 2007

Summary directors' remuneration report

Remuneration Committee
The Remuneration Committee determines, on behalf of the board, the company's policy on the remuneration of executive directors and the Chairman of the board. The committee is also consulted on the remuneration policy for the next band of senior executives.

The committee is comprised exclusively of independent non-executive directors of the company, with the exception of Sir John Egan, the company Chairman who was independent on his appointment to the board. The members of the committee during the year were:

> Richard Davey (Chairman from 11/06/06)
> Martin Flower (Chairman until 10/06/06)
> Bernard Bulkin (from 03/11/06)
> Marisa Cassoni (until 06/10/06)
> Sir John Egan (from 03/11/06)
> Martin Houston

With the exception of Sir John Egan, the committee members have no personal financial interest, other than as shareholders, in the matters to be decided. The constitution and operation of the committee comply with the Combined Code apart from Sir John Egan's appointment to the committee as detailed in the Annual Report and Accounts 2007. In setting performance related remuneration, the committee has regard to the provisions set out in Schedule A to the Combined Code.

Advisers
To ensure that the company's remuneration practices are market competitive, the committee has access to detailed external research on market data and trends from experienced specialist consultants.

The Chairman of the board, (prior to his appointment to the Committee), the Group Chief Executive and the Group Human Resources Director, Andy Smith (until 31 January 2007) and Sally Smedley (from 12 February 2007), also attended some meetings to provide advice and respond to specific questions. Such attendances specifically exclude any matter concerning their own remuneration. The Company Secretary acts as secretary to the committee.

Remuneration policy
The company's continuing remuneration policy for executive directors is to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. The remuneration package is based on the following principles:

> Incentives are aligned with the interests of shareholders and seek to reward the creation of long term value;
> Reward elements are designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package and typically comprise at least 50% of total remuneration, if paid at the maximum;
> The total remuneration package for on target performance should be fully competitive, but not excessive, in the relevant market;
> Packages are structured flexibly to meet critical resource needs and retain key executives.

Total remuneration package
The chart below shows the expected values of salary, bonus and long term incentives for target performance for the executive directors.


Chief Executive
Finance Director
MD Severn Trent Water
0%
20%
40%
60%
80%
100%
Salary
Target bonus (cash)
Target bonus (deferred shares)
Expected value of LTIP awards

Personal shareholdings
The company operates shareholding guidelines under which executive directors are expected to build and maintain a minimum holding of shares in the company. The Group Chief Executive is expected to build and maintain a holding of shares to the value of 1.5 x base salary and other executive directors 1 x base salary.

Through a variety of share schemes, all employees are encouraged to hold shares in the company.

External directorships
Executive directors are encouraged to take on external non-executive directorships, though normally only one other FTSE 100 appointment. In order to avoid any conflicts of interest, all such appointments are subject to the approval of the Nominations Committee. Executive directors are normally only permitted to retain the fees arising from one such appointment. None of the executive directors currently hold any such appointments.

Chairman and other non-executive directors
The remuneration policy for non-executive directors, other than the Chairman, is determined by the board, within the limits set out in the Articles of Association.

Save for John Smith, whose total fees are paid directly to his employer, non-executive directors receive 90% of their total fees in cash and the remaining 10% is used to purchase shares in the company. A similar arrangement is in place for the Chairman but with 85% of fees paid in cash and 15% used to buy shares in the company. The Chairman and non-executive directors are expected to retain those shares for the duration of their appointment with the company. Non-executive directors are not eligible to participate in share or bonus schemes nor is any pension provision made.

The non-executive directors do not have service contracts or consultancy agreements with any group company, but they do have letters of appointment.

Summary directors' remuneration report
continued

Remuneration arrangements for executive directors
The remuneration arrangements for executive directors comprise the following elements:

> Base salary and benefits;
> Annual bonus plan;
> Long Term Incentive Plans;
> Post retirement benefits.

Details of each of the above elements are as follows:

Base salaries and benefits
Base salaries are a fixed cash sum payable monthly. The company's policy is to set the salary for each executive director having regard to the market median for similar roles in publicly quoted companies of a comparable size and, so far as practical, undertaking similar activities. Salaries for individual directors are reviewed annually by the remuneration committee. From 2007 the remuneration committee agreed that salary increases will take effect from 1 July in line with the rest of the business. Salaries are set with reference to individual performance, experience and contribution, together with developments in the relevant employment market and internal relativities.

The non salary benefits for executive directors comprise the use of company car or allowance, fuel, private medical insurance, life assurance and an incapacity benefits scheme.

Annual bonus plan
Executive directors are eligible for annual bonuses to encourage improved performance, with financial and non financial targets established by the committee to align executive directors' interests with shareholders.

Annual bonus payments are not taken into account in calculating executive directors' pension entitlements.

Long term incentives
At the 2005 Annual General Meeting, shareholders approved the introduction of the Long Term Incentive Plan 2005 (LTIP 2005), which replaced the 1997 Long Term Incentive Plan. Under the LTIP 2005, annual conditional awards of performance shares may be made to executive directors and senior staff, up to an annual maximum limit of shares worth 125% of base salary.

2005 LTIP award
In respect of the 2005 LTIP awards, 50% will be triggered if the company's Total Shareholder Return (TSR) performance is at the median or above relative to the following group of water and waste companies and other selected FTSE 100 high yield stocks as follows:

AWG	Pennon Group
BOC Group	Rentokil Initial
BT Group	Scottish & Newcastle
Diageo	Scottish & Southern Energy
Kelda Group	Scottish Power
National Grid	Shanks Group
Northumbrian Water	Unilever
Pearson	United Utilities

So far in the performance period, AWG and BOC Group have both delisted. The committee has agreed that their TSR performance will be substituted with those of Compass Group and Centrica respectively (the next highest yield companies in the FTSE 100) with each replacement being effective from the dates that the original companies delisted.

The remaining 50% of the 2005 awards will be triggered subject to the satisfaction of group EP targets. For the 2005 awards, EP is calculated by reference to a post tax rate of return of 7.5%.

For executives below board level in the non water businesses, 25% of their LTIP awards are dependent upon the TSR target and 75% of their awards are set by reference to EP targets.

2006 LTIP award
Vesting of the 2006 awards is wholly dependent on a Total Shareholder Return (TSR) target over a fixed three year period beginning on 1 April 2006. There is no retesting of the condition.

The comparator group companies for the 2006 LTIP award are:

AWG	Pennon Group
BT Group	Rentokil Initial
Centrica	Scottish & Newcastle
Compass	Scottish & Southern Energy
Kelda	Scottish Power
National Grid	United Utilities
Northumbrian Water	

For the 2006 awards, where comparator group companies have been delisted during the course of the performance period, the "proceeds" of that sale will be reinvested in another company selected from an agreed list of high yield organisations.

During the performance period, AWG have delisted and therefore will be replaced in the comparator group by Unilever from the date of AWG's delisting.

2007 LTIP award
Vesting of the 2007 awards will be subject to TSR, measured relative to those companies ranked 51-150 in the FTSE by market capitalisation (excluding investment trusts). This is felt to be the most suitable comparator group on the basis that the number of listed water companies and regulated utilities against which to compare the company's performance is now too small to enable meaningful analysis.

Total shareholder return


250
225
200
175
150
125
100
75
50
31-03-02
31-03-03
31-03-04
31-03-05
31-03-06
31-03-07

■ Severn Trent Plc □ FTSE 100 Index
This graph shows the value, at 31 March 2007, of £100 invested in Severn Trent on 31 March 2002 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

Post retirement benefits
Of the current executive directors, Colin Matthews and Tony Wray participate in the Senior Staff Pension Scheme (as did Martin Bettington prior to the demerger of Biffa). The Scheme is a funded HMRC registered final salary occupational pension scheme which provides:

> A normal retirement age of 60 years;
> An overall pension at normal retirement age of two thirds of final pensionable salary, which for executive directors is defined as base salary only, subject to the completion of 20 years' pensionable service;
> Life cover of 4 x pensionable earnings;
> A pension payable in the event of retirement on grounds of ill health;
> A dependant's pension on death of two thirds of the member's pension.

Colin Matthews and Tony Wray participate up to the level of the scheme specific earnings cap ("the Cap") which in 2006/07 was £108,600. Both are provided with a cash supplement in lieu of an unfunded arrangement.

As disclosed in last year's Remuneration Report, the company reviewed its pension policy for directors and employees as a result of the Pensions Act 2004, Finance Act 2004 and the results of the triennial valuation of two of its main schemes during 2004. As a result of this review, new executives are offered an allowance, expressed as a percentage of base salary, to fund their own pension provision. The individual is able to choose whether the allowance is paid to the company's registered defined contribution scheme, taken as cash or paid to a personal pension arrangement. This reflects the wish of the committee to remove future exposure to defined benefit schemes for senior executives.

The new arrangements apply to Michael McKeon at 40% of base salary.

Directors' service agreements and letters of appointment
A model service contract was approved by the committee in 2004. All current executive directors have signed the model contract and, accordingly, service agreements for all executive directors have notice periods of 12 months from either party. They also provide for a maximum damages payment in the case of redundancy or termination in breach of the agreement by the company of up to 175% of base salary which was calculated as a conservative pre-estimate of the value of salary, fixed benefits and on target bonus.

The reference to 175% is a cap and any damages payments will not be made automatically but will be subject to both phasing and mitigation unless, in the circumstances, the committee considers it appropriate to achieve a clean break through payment of a lump sum in which case it will require some discount for early payment. Contracts also permit the committee to take into account a view of the extent of poor performance on the part of the executive director. Any payment will not include amounts in respect of awards which have been made under the company's LTIPs over which the committee retains discretion. There are no specific contractual payments or benefits which would be triggered in the event of a change in control of the company.

Summary directors' remuneration report
continued

Directors' emoluments

	Basic salary and fees[1]							
	Cash £000	Shares £000	Total £000	BIKs[2] £000	Annual bonus £000	Other[3] £000	Total 2006/07 £000	Total 2005/06 £000
Chairman and other non-executive directors								
Sir John Egan (Chairman)	195.5	34.5	230.0	26.4	–	–	256.4	217.6
Bernard Bulkin	45.9	5.1	51.0	–	–	–	51.0	8.3
Marisa Cassoni	21.5	2.3	23.8	–	–	–	23.8	39.1
Richard Davey	57.4	6.4	63.8	–	–	0.9	64.7	8.3
Martin Flower	19.3	–	19.3	–	–	3.3	22.6	101.2
Martin Houston	38.7	4.3	43.0	–	–	–	43.0	34.0
John Smith[4]	55.0	–	55.0	–	–	–	55.0	40.0
Executive directors								
Martin Bettington	167.9	–	167.9	11.5	–	68.7	248.1	409.7
Rachel Brydon Jannetta	149.8	–	149.8	3.0	152.5	109.5	414.8	330.7
Colin Matthews	557.3	–	557.3	13.3	417.8	213.7	1,202.1	973.8
Michael McKeon	370.0	–	370.0	9.1	244.1	81.5	704.7	264.9
Tony Wray	272.3	–	272.3	19.5	57.9	70.2	419.9	415.3
	1,950.6	52.6	2,003.2	82.8	872.3	547.8	3,506.1	2,842.9

1 Included within fees for the non-executive directors are amounts to be received by way of shares rather than cash to encourage participation in line with corporate governance best practice. The gross value of the shares is recorded in the table above. Non-executive directors who were either appointed or retired during the year received a time apportioned award. The number of shares received by each director was:

	Ordinary shares of $97^{17}/_{19}$p each	Ordinary shares of $65^{5}/_{19}$p each
Sir John Egan	746	757
Bernard Bulkin	154	128
Marisa Cassoni	–	98
Richard Davey	188	167
Martin Houston	90	91

2 Benefits in kind received by Sir John Egan comprise the use of a company car. Benefits in kind for executive directors comprise the use of a company car, fuel, private medical insurance, life assurance and an incapacity benefits scheme.

3 Other emoluments include: expenses chargeable to income tax, allowances in lieu of a company car, travel allowances, relocation expenses, telephone allowances, payments made under the group's flexible benefit arrangements and amounts paid in lieu of pension contributions. Included in other emoluments are:

> Martin Flower – expenses chargeable to income tax £3,271.
> Richard Davey – expenses chargeable to income tax £946.
> Martin Bettington – amounts received in lieu of pension contributions £67,167 and flexible benefits payments £1,583.
> Rachel Brydon Jannetta – amounts received in lieu of pension contributions £59,422, termination payment £47,057 and allowance in lieu of company car £3,034.
> Colin Matthews – amounts received in lieu of pension contributions £180,560, allowance in lieu of company car £18,000, travel allowance £15,000 and telephone allowance £113.
> Tony Wray – amounts received in lieu of pension contributions £66,560 and flexible benefits payments £3,616.
> Michael McKeon – allowance in lieu of company car £15,000, relocation expenses £60,061 and other expenses chargeable to income tax £6,469.

4 John Smith's total fees are paid directly to his employer.

Signed on behalf of the board who approved the directors' remuneration report on 5 June 2007.



Richard Davey
Chairman of the Remuneration Committee

Summary financial statement

The summary directors' report on page 24, the summary directors' remuneration report on pages 25 to 28 and the summary financial statement on pages 30 and 31 are a summary of information in the Annual Report and Accounts 2007.

This Annual Review and summary financial statement does not contain sufficient information to allow as full an understanding of the results and state of affairs of the company or of the group nor of the policies and arrangements concerning directors' remuneration as would be provided by the Annual Report and Accounts 2007. Shareholders requiring more detailed information have the right to obtain, free of charge a copy of the Annual Report and Accounts 2007.

A copy of the Annual Report and Accounts 2007 may be obtained by writing to: The Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU. Alternatively it can be accessed on the website at: www.severntrent.com/reports2007.

Shareholders can elect to receive the full Annual Report and Accounts for all future years by contacting the company's registrar, Lloyds TSB Registrars whose details appear on page 32.

The financial statements, the directors' report and the directors' remuneration report are contained in the Annual Report and Accounts 2007.

The auditors' report on the financial statements and the auditable part of the directors' remuneration report, which is unqualified, is also contained within the Annual Report and Accounts 2007. The auditors' report did not contain a statement under either section 237(2) of the Companies Act 1985 (inadequate accounting records or returns) or section 237(3) (failure to obtain certain necessary information and explanations).

Independent auditors' statement
to the members of Severn Trent Plc

We have examined the summary financial statement which comprises the summary consolidated income statement, summary consolidated balance sheet, summary consolidated cash flow statement and the summary directors' remuneration report.

This report is made solely to the company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the summarised annual review in accordance with United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual review with the full annual accounts, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the summarised annual review as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with bulletin 1999/6 The Auditors' Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom. Our report on the company's full annual financial statements describes the basis of our audit opinion on those financial statements and the directors' remuneration report.

Opinion

In our opinion, the summary financial statement is consistent with the full annual accounts, the directors' report and the directors' remuneration report of Severn Trent Plc for the year ended 31 March 2007 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, UK
5 June 2007

Summary consolidated income statement
Year ended 31 March 2007

	2007 £m	2006 (restated) £m
Turnover	**1,480.2**	**1,455.3**
Operating costs before exceptional items	**(1,074.9)**	(1,062.3)
Exceptional restructuring costs and termination of operations	**(14.9)**	(7.9)
Exceptional demerger costs	**(16.7)**	(7.8)
Total operating costs	**(1,106.5)**	(1,078.0)
Exceptional profit on disposal of property and businesses	**56.3**	–
Profit before interest, tax and exceptional items	**405.3**	393.0
Exceptional items	**24.7**	(15.7)
Profit before interest and tax	**430.0**	**377.3**
Finance income	**86.3**	72.9
Finance costs	**(240.1)**	(236.8)
Net finance costs before fair value movements on treasury instruments	**(153.8)**	(163.9)
Fair value movements on treasury instruments	**48.8**	(36.7)
Total net finance costs	**(105.0)**	(200.6)
Share of results of associates and joint ventures	**0.5**	1.1
Profit before tax, fair value movements on treasury instruments and exceptional items	**252.0**	230.2
Exceptional items	**24.7**	(15.7)
Fair value movements on treasury instruments	**48.8**	(36.7)
Profit on ordinary activities before taxation	**325.5**	177.8
Taxation on profit on ordinary activities		
– current tax	**(58.5)**	(61.5)
– deferred tax	**(18.4)**	7.3
Total taxation	**(76.9)**	(54.2)
Profit for the period from continuing operations	**248.6**	123.6
Discontinued operations		
Profit for the period from discontinued operations	**20.0**	99.4
Profit for the period	**268.6**	**223.0**
Attributable to:		
Equity holders of the company	**267.1**	221.6
Equity minority interests	**1.5**	1.4
	268.6	223.0
Earnings per share (pence)		
From continuing operations		
Basic	**106.1**	52.9
Diluted	**105.1**	52.4
From continuing and discontinued operations		
Basic	**114.7**	95.9
Diluted	**113.6**	95.1

Summary group balance sheet
At 31 March 2007

	2007 £m	2006 £m
Non current assets	**5,682.1**	6,395.3
Current assets	**566.8**	689.3
Assets held for sale	**-**	41.5
Total assets	**6,248.9**	7,126.1
Current liabilities	**(1,169.7)**	(1,570.6)
Non current liabilities	**(3,941.9)**	(3,656.5)
Total liabilities	**(5,111.6)**	(5,227.1)
Net assets	**1,137.3**	1,899.0
Equity attributable to the company's equity shareholders	**1,134.2**	1,896.4
Minority interest	**3.1**	2.6
Total equity	**1,137.3**	1,899.0

Signed on behalf of the board who approved the accounts on 5 June 2007

Sir John Egan
Chairman

Michael McKeon
Group Finance Director

Summary group cash flow statement
Year ended 31 March 2007

	2007 £m	2006 £m
Net cash generated from operating activities	**377.8**	506.1
Net cash generated from investing activities	**(207.1)**	(389.6)
Net cash used in financing activities	**(135.1)**	(72.4)
Increase in cash and cash equivalents	**35.6**	44.1
Net cash and cash equivalents at beginning of the period	**110.4**	64.4
Effect of foreign exchange rates	**(2.9)**	1.9
Net cash and cash equivalents at the end of the period	**143.1**	110.4

Information for Shareholders

Financial calendar and results announcements
Annual General Meeting
24 July 2007, at 11.00am
at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ

Dividend payments in respect of the year ended 31 March 2007:

Interim dividend – paid 24 January 2007	
Proposed final dividend – payable 3 August 2007	

The results of the group will normally be published at the following times:

Interim results for the six months to 30 September	November
Preliminary results for the year to 31 March	June
Report and accounts for the year to 31 March	June

Shareholder enquiries
If you have a question about your shareholding in the company you should contact our registrar, Lloyds TSB Registrars, who are responsible for making dividend payments and updating the register of shareholders, including details of changes to addresses and names.

You should also contact the registrar if you would like to have your dividends paid directly into your bank or building society account.

The registrar's contact details are:
Telephone helpline: 0870 600 3967
E-mail: severntrent@lloydstsb-registrars.co.uk
Lloyds TSB Registrars, The Causeway, Worthing,.
West Sussex, BN99 6DA

Online communication
Shareview, is operated by Lloyds TSB Registrars and gives you access to services over the internet that enable you to check details of your shareholding at any time.

You can also elect to receive communications from the company electronically. You will receive an e-mail notification when the Annual Report and Notice of Annual General Meeting become available on our website.

You can register for both of these services at www.shareview.co.uk.

Company information
The company's website at www.severntrent.com provides news and details of the company's activities, latest results, information on the share price and links to our businesses' websites.

Analysis of shareholdings at 31 March 2007

Category	Number of shareholders	% of shareholders	Number of shares (millions)	% of shares
Individual and joint accounts	72,688	92.82	26.5	11.37
Other*	5,619	7.18	206.7	88.63
Total	78,307	100.00	233.2	100.00

Size of Holding	Number of shareholders	% of shareholders	Number of shares (millions)	% of shares
1-499	58,856	75.16	11.5	4.93
500-999	13,549	17.30	9.6	4.11
1,000-4,999	4,920	6.28	8.3	3.56
5,000-9,999	263	0.34	1.8	0.77
10,000-49,999	334	0.43	8.1	3.47
50,000-99,999	114	0.15	8.0	3.44
Over 100,000	271	0.34	185.9	79.72
Total	78,307	100.00	233.2	100.00

*Includes insurance companies, nominee companies, banks, pension funds, other corporate bodies, limited and public limited companies

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Severn Trent Plc
Registered office:
2297 Coventry Road
Birmingham B26 3PU
Telephone: +44 (0)121 722 4000
www.severntrent.com

Registered number: 2366619

File number 082-02819

2007

Notice of meeting

SEVERN TRENT

This document is important and requires your immediate attention.

If you are in any doubt about the action you should take, you should consult your independent financial adviser. If you have recently sold or transferred your shares in Severn Trent Plc please forward this document to your bank, stockbroker or other agent through or to whom the sale or transfer was effected for delivery to the purchaser or transferee.

Dear Shareholder,

I am pleased to invite you to the company's eighteenth Annual General Meeting (AGM), which will be held at the National Motorcycle Museum, Solihull, West Midlands on Tuesday 24 July 2007 at 11.00am.

The Notice of Meeting for the AGM is also included in this document. It sets out the resolutions to be proposed and includes brief explanatory notes on the business to be considered at the meeting.

At this time each year we send a considerable amount of documentation to our shareholders. This includes the Annual Report and Accounts, or Annual Review, as well as the Notice of Meeting and Forms of Proxy that allow you to attend and vote at the AGM. Those documents are also available on our website at www.severntrent.com. You can help us minimise the resources used and reduce the impact on the environment by electing to receive future reports and related documentation electronically. If you wish to take advantage of this service for future mailings you may register your request on our registrar's website at www.shareview.co.uk.

Your participation in the AGM is important to us and even if you are unable to attend in person your can give your voting instruction on-line at www.sharevote.co.uk or by post.

The Directors consider that the resolutions in the Notice of Meeting are in the best interests of shareholders as a whole and recommend that you vote in favour of them.

Your Directors and I look forward to your participation and take the opportunity to thank you for your continued support.

Sir John Egan
Chairman
20 June 2007

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the eighteenth Annual General Meeting of Severn Trent Plc (the "Company") will be held at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ on Tuesday 24 July 2007 at 11.00 am to consider and, if thought appropriate, pass Resolutions 1 to 7 as ordinary resolutions and Resolutions 8, 9 and 10 as special resolutions.

Resolution 1
To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 March 2007.

Resolution 2
To declare a final dividend in respect of the year ended 31 March 2007 of 38.68 pence for each ordinary share of $97\frac{17}{19}$ pence.

Resolution 3
To reappoint Sir John Egan as a Director.

Resolution 4
To reappoint Tony Wray as a Director.

Resolution 5
To reappoint Deloitte & Touche LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be determined by the Directors.

Resolution 6
To approve the Directors' remuneration report for the year ended 31 March 2007.

Resolution 7
That the Directors be and are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £76,463,232, provided that this authority shall expire on the date of the Annual General Meeting in 2008, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

Resolution 8
That the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by Resolution 7 above or by way of a sale of treasury shares as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to:

(i) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of ordinary shares on the register of members at such record date[s] as the directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be) to the respective numbers of shares held by them on any such record date[s], subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) to any person or persons of equity securities up to an aggregate nominal amount of £11,469,484;

and shall expire upon the expiry of the general authority conferred by Resolution 7 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

Resolution 9
That the Company is authorised generally and without conditions to make market purchases (as defined in section 163(3) of the Act) of its ordinary shares of $97\frac{17}{19}$ pence each, but:

(i) the Company may not purchase more than 23,432,281 ordinary shares;

(ii) the Company may not pay less than $97\frac{17}{19}$ pence for each ordinary share;

(iii) the Company may not pay, in respect of each ordinary share, more than 5% over the average of the middle market price of an ordinary share based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the Company agrees to buy the ordinary shares;

(iv) this authority will last until the Company's Annual General Meeting in 2008; and

(v) the Company may make a contract, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends and may purchase its ordinary shares pursuant to any such contract.

Resolution 10
That the Articles of Association contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the 2007 Annual General Meeting.

By Order of the Board
Fiona Smith
Group General Counsel and Company Secretary

Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU
Registered in England and Wales
Registration No. 2366619

5 June 2007

Set out below is a summary of the main differences between the current and the proposed new Articles of Association. This summary has been prepared to assist shareholders in understanding the rationale for and substance of the proposed amendments. Although the new Articles of Association are in many respects largely unchanged from the current Articles of Association, the Directors recommend that shareholders pass a resolution to adopt new Articles of Association rather than to pass resolutions detailing each individual amendment in accordance with the Guidance on Electronic Communications with Shareholders 2007 issued by the Institute of Chartered Secretaries and Administrators.

i. Notice of general meetings (Articles 57 and 59)
The 2006 Act provides that when a company gives an electronic address in a notice of meeting or proxy, shareholders can automatically use that address for communications relating to that meeting or proxy. Article 57 in the proposed new Articles of Association has been amended to permit this, subject to any conditions or limitations as are contained in the notice itself.

The amendments to Article 59 deal with situations where, because of a postal strike or similar situation beyond the control of the Company, the Company is unable to send out hard copies of the notice of meeting or the hard copy notification that the notice of meeting has been placed on its website. This is to ensure that such failure to give notice does not invalidate the proceedings of the meeting.

ii. Electronic proxies (Articles 77, 78 and 81)
As noted above, the 2006 Act provides that when a company has given an electronic address in a notice of meeting or proxy, the company is treated as having accepted that communications in relation to that meeting or proxy can be sent to that address. Article 77 is amended to enable the Company to receive appointments of proxies in electronic form, subject to any conditions or limitations which are specified in the notice of meeting. Articles 78 and 81 in relation to the receipt of proxies are amended to bring them in line with the language used under the 2006 Act.

iii. Sending of notices, documents and information (Articles 144, 145 and 147)
The proposed amendments to Article 144 update the references to electronic mail to electronic form while clarifying that the method of delivery adopted by the Company on any one occasion shall not affect how it chooses to deliver information in future. It has also been amended to provide that documents may be made available on a website, provided the requirements in proposed new Article 144 are satisfied.

As provided under the 2006 Act, the proposed Article 144 allows the Company to ask each individual shareholder for his or her consent to receive communications from the Company via a website. If the shareholder does not respond to the request for consent within 28 days, the Company is entitled to take that as consent by the shareholder to receive communications in this way. When the Company makes a document available on its website, it must notify each shareholder who has consented (or is deemed to have consented) to receive documents via the website that the document is available on the website either by post or by email (if the shareholder has already agreed to receive documents electronically). A shareholder who has received a document electronically can request hard copy of any document at any time. Shareholders can also revoke their consent to receive electronic communications at any time.

The proposed new Article 145 allows the Company to send hard copies of any notices, documents or information to any shareholder if it decides to do so. The reason for this is to allow the Company to send hard copies if it needs to restrict the circulation of information in certain circumstances, such as for US securities law reasons.

The proposed new Article 147 deals with the case of joint holders of shares and has been amended to provide that the agreement of the first-named holder on the register of shareholders to accept notices, documents or information electronically or via a website will be binding on the other joint holders.

iv. Provisions about notices and deemed delivery (Articles 146, 148, 149(A) and new Articles 149(E) and (F))
Article 146 sets out when notices, documents or information given or sent by the Company to its shareholders are deemed to be delivered. Article 148 governs the manner in which the Company gives notices to a person entitled to a share as a result of the death or bankruptcy of a shareholder and is amended to cover both documents and information.

Article 149(A) is being amended to allow for any notice, document or information (not being a notice of a general meeting) to be given by advertisement in at least one national daily newspaper published in the UK.

New Article 149(E) is inserted to deal with notices, documents or information given or sent by the Company to a shareholder which have been returned undelivered after three consecutive occasions. The shareholder will only be entitled to receive such further communications upon provision of a new postal or electronic address to the Company. New Article 149(F) is inserted to deal with the validation of documents in electronic form by shareholders where required by the Articles of Association.

v. Directors' retirement age limit (Article 113)
The provisions relating to age limits for directors in the Companies Act 1985 were repealed in April 2007. Accordingly, Article 113 which deals with this is no longer necessary and is therefore being deleted.

Explanatory notes

Annual Report and Accounts (Resolution 1)
The Directors must lay before the shareholders the accounts of the Company for the financial year ended 31 March 2007, the report of the Directors and the report of the auditors of the Company on those accounts.

Declaration of a Dividend (Resolution 2)
A final dividend of 38.68 pence has been recommended by the Directors for payment to ordinary shareholders who are on the register of members at the close of business on 29 June 2007. A final dividend can only be declared by the shareholders at a general meeting but must not exceed the amount recommended by the Directors. If so declared the date of payment of the final dividend will be 3 August 2007.

Reappointment of Directors (Resolutions 3 and 4)
In accordance with the Combined Code on Corporate Governance (published by the Financial Reporting Council in June 2006), the Company's Articles of Association require all Directors to submit themselves for reappointment at least once every three years. This provision also ensures that, as a minimum, one third of the Board of Directors, together with any Director appointed since the last Annual General Meeting, retires each year and, if eligible and so desires, stands for reappointment at the Annual General Meeting. Directors retire on the basis of their length of service since their last election.

No Directors have been appointed since the last Annual General Meeting. Sir John Egan and Tony Wray retire by rotation. Both Directors offer themselves for reappointment.

Following a formal review, the Nominations Committee has confirmed that each Director standing for reappointment continues to make a valuable contribution to the Board's deliberations and continues to demonstrate commitment. The Committee supports and recommends the proposed reappointments.

Details of the Directors who are standing for reappointment are included in this Notice of Annual General Meeting.

Reappointment and Remuneration of Auditors (Resolution 5)
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Resolution 5 proposes the reappointment of Deloitte & Touche LLP as auditors of the Company and authorises the Directors, in accordance with standard practice, to agree the level of their remuneration. The Audit Committee will approve the audit fees for recommendation to the Board.

Approval of Remuneration Report (Resolution 6)
The Directors' remuneration report for the year ended 31 March 2007 has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. Those regulations specify that shareholders must be given the opportunity to approve it. Accordingly, the Directors invite shareholders to approve the Directors' remuneration report which is included in the Annual Report and Accounts 2007 and summarised in the Annual Review.

Authority to Allot Shares (Resolution 7)
Under section 80 of the Companies Act 1985 the Directors of the Company may only allot relevant securities if so authorised by shareholders in general meeting. This resolution proposes that the Directors be granted authority to allot relevant securities in the capital of the Company up to an aggregate nominal amount of £76,463,232, being approximately equal to one third of the Company's issued share capital as at 5 June 2007, such authority to expire at the conclusion of the 2008 Annual General Meeting.

The Directors have no present intention of issuing any relevant securities other than pursuant to existing rights under employee share schemes.

Disapplication of Statutory Pre-Emption Rights (Resolution 8)
This special resolution proposes the renewal of the authority granted to Directors by shareholders in 2006 to issue equity securities for cash without first having to offer those securities to existing shareholders, as is required by section 89 of the Companies Act 1985, up to a maximum amount of £11,469,484 which is approximately equivalent to 5% of the Company's issued share capital as at 5 June 2007. Equity securities are ordinary shares in the Company, including any ordinary shares which the Company has purchased and elected to hold as treasury stock, but they do not include shares which are allotted under employee share schemes. By exempting the Company from the rule in section 89 of that Act, the Directors will have greater flexibility to raise finance.

A rights issue would involve the Company offering existing shareholders the opportunity to buy new ordinary shares. The number of ordinary shares which a shareholder can buy depends on the number he/she already owns. The rules in some countries prevent shareholders from participating in a rights issue but this resolution would allow the Directors to make alternative arrangements for those shareholders.

Authority for the Company to Purchase its Own Shares (Resolution 9)
This special resolution proposes the renewal of the authority granted at the Company's last Annual General Meeting. If passed, it will allow the Company to buy back up to 23.4 million of its ordinary shares on the London Stock Exchange. This equates to about 10% of the Company's issued share capital. The resolution sets out the lowest and highest prices that the Company can pay for the shares.

The Directors are committed to managing the Company's capital effectively and purchasing the Company's own ordinary shares is one of the options that the Directors keep under review. The Directors will only do this if they believe it is in the shareholders' best interests and will increase the earnings per share.

Any shares purchased in this way, other than those purchased pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 will be automatically cancelled. Shares purchased pursuant to such Regulations may either be held or dealt with by the Company. The Company did not hold any Treasury Shares as at 5 June 2007.

As required to be stated under the Financial Services Authority's Listing Rules, as at 5 June 2007, being the latest practicable date before publication of this document, there were options outstanding to subscribe for 3,894,566 ordinary shares under the Company's employee share schemes. If the outstanding options were fully exercised they would represent 1.66% of the existing 234,322,811 issued ordinary shares of the Company. If the buyback authority was exercised in full, that percentage would be 1.85% of the reduced share capital of 210,890,530 ordinary shares.

Approval and Adoption of new Articles of Association (Resolution 10)
The proposed new Articles of Association reflect those provisions of the Companies Act 2006 (the '2006 Act') which have now been brought into force. The principal changes relate to electronic communications with shareholders. The proposed new Articles of Association will allow the Company to communicate with shareholders by post, by email and, as the method of default, through the Company website, subject to individual shareholder preference. The Company intends to ask shareholders for their consent to receive electronic communications in the first quarter of 2008.

In addition to the modifications following from the 2006 Act, it is also proposed that some amendments to the Articles of Association be adopted to reflect previous changes in legislation or to ensure consistency with the 2006 Act.

Directors seeking reappointment



Sir John Egan MSc Econ BSc (67)
Sir John Egan joined the board in October 2004 and became Chairman on 1 January 2005. He is a director of Warwick Castle Park Trust Ltd and was, until recently, Chairman of Inchcape plc and Harrison Lovegrove & Co Ltd. Sir John worked in the motor industry until 1990 at General Motors, Massey Ferguson and British Leyland, rising to become Chairman and Chief Executive of Jaguar plc. He was Chief Executive of BAA plc from 1990 to 1999 and Chairman of MEPC from 1998 to 2000. He was also President of the Confederation of British Industry from 2002 to 2004. Sir John was knighted in the Queen's Birthday Honours List in 1986. He is a deputy lieutenant of the County of Warwickshire and, from September 2007, Chancellor of Coventry University.



Tony Wray BSc(Hons) (45)
Mr Wray joined the board in March 2005. He is Managing Director of Severn Trent Water Ltd. Prior to that, he was Director of Networks at Eircom, the Republic of Ireland's telephone operator. He joined British Gas in 1983 and held various managerial positions before becoming Head of Asset Management. In 2000 he moved to Transco, first as Director of Asset Management, then as National Operations Director, before being appointed to implement the merger integration of Lattice (Transco) and National Grid Group into National Grid Transco.

General notes

Entitlement to attend and vote
To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast) a person must have their name entered on the register of members not later than 6.00pm two days prior to the meeting or prior to any adjournment thereof. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the meeting.

Persons who are not shareholders of Severn Trent Plc will not be admitted to the meeting unless prior arrangements are made with the Company.

Appointment of proxies
A shareholder entitled to attend and to vote at the meeting is entitled to appoint one or more proxies to attend the meeting, and any adjournment thereof, and on a poll, vote instead of him/her. The Chairman of the meeting will also permit duly appointed proxies to speak at the meeting. A proxy need not be a shareholder of Severn Trent Plc. Forms of Proxy should be deposited at the office of the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing BN99 6LW not less than 48 hours before the time for holding the meeting.

Electronic proxy voting
Shareholders may register the appointment of a proxy by contacting the www.sharevote.co.uk website where full details of the procedure are given. The website is operated by the Company's registrar, Lloyds TSB Registrars. Shareholders are advised to read the terms and conditions relating to the use of this facility before appointing a proxy. These terms and conditions may be viewed on the website. Any electronic communication sent by a shareholder that is found to contain a computer virus will not be accepted. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged in any way.

Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) thereof by using the procedures described in the CREST manual.

All messages relating to the appointment of a proxy, or an instruction to a previously-appointed proxy, which are to be transmitted through CREST, must be received by Lloyds TSB Registrars (ID7RA01) not later than 11.00am on Sunday 22 July 2007 or, if the meeting is adjourned, close of business on the day two days prior to the day fixed for the adjourned meeting.

Employee share schemes
An employee whose shares are held by the Trustee of the Severn Trent Share Incentive Plan is not entitled to attend the meeting in respect of those shares. However, the employee can instruct the Trustee how to vote on his/her behalf on any resolution set out in the Notice of Annual General Meeting, should the resolution be put to a formal vote by poll. Voting direction forms will be sent to those employees concerned. Voting directions should be returned to the address on the reverse of the form so as to be received not later than 11.00am on Tuesday 17 July 2007. Employees may also instruct the Trustee how to vote by contacting the www.sharevote.co.uk website.

Inspection of documents
A copy of the Articles of Association of the Company, showing the proposed amendments, will be available for inspection at the registered office of the Company and at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for the period following the date of this notice of meeting and up to and including the date of the Annual General Meeting and at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ from 10.00am on the day of the meeting.

Additionally, the following documents, which are available for inspection during normal business hours at the registered office of the Company on any business day, may also be inspected at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ from 10.00am on the day of the Annual General Meeting:

- copies of the executive Directors' service contracts with the Company;
- copies of the non-executive Directors' letters of appointment;
- the register of interests of the Directors in the share capital of the Company; and
- the register of substantial shareholders.

Electronic communication service
Shareholders are reminded that they may receive shareholder communications from Severn Trent Plc electronically. The electronic communication service offers the following benefits:

- The Company's full Annual Report and Accounts and Annual Review can be viewed on the day they are published;
- Your AGM votes can be cast electronically;
- Important shareholder communications may be received electronically; and
- You may see details of your individual shareholdings quickly and securely online.

If you wish to take advantage of this service you may register your request with the Company's registrar on their website at www.shareview.co.uk.

File number 082-02819

22 June 2007

Severn Trent Water Utilities Finance Plc

Issue of GBP 50,000,000
1.501 per cent. Index-Linked Notes due August 2058
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at http://www.rns-pdf.londonstockexchange.com/rns/3261h_-2006-8-7.pdf and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU, United Kingdom.

1.	(i) Issuer:	Severn Trent Water Utilities Finance Plc
	(ii) Guarantor:	Severn Trent Water Limited
2.	(i) Series Number:	90
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Pounds sterling (**GBP**)
4.	Aggregate Nominal Amount:	
	(i) Series:	GBP 50,000,000
	(ii) Tranche:	GBP 50,000,000
5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount of the Tranche
6.	Specified Denominations:	GBP 50,000
7.	Issue Date and Interest Commencement Date:	29 June 2007
8.	Maturity Date:	1 August 2058
9.	Interest Basis:	Index Linked Interest (further particulars specified below)
10.	Redemption/Payment Basis:	Index Linked Redemption (see Appendix)

11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		Not Applicable
16.	**Floating Rate Note Provisions**		Not Applicable
17.	**Zero Coupon Note Provisions**		Not Applicable
18.	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	See Appendix
	(ii)	Calculation Agent responsible for calculating the interest due:	HSBC Bank plc
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Appendix
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	Semi-annually in arrear on 1 February and 1 August in each year, commencing on 1 August 2007 (short first coupon) up to and including the Maturity Date
	(v)	Business Day Convention:	Not Applicable
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	See Appendix
19.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount	Nominal Amount, subject in the case of Condition 6(a) to indexation as provided in Condition 4(f)(i) - see Appendix
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Nominal Amount, subject in the case of Condition 6(b) and Condition 9 to indexation as provided in Condition 4(f)(i) - see Appendix.
24.	Put Event:	Applicable. For the purposes of Condition 6(e), the Event Put Amount shall be the Nominal Amount subject to indexation as provided in Condition 4(f)(i) - see Appendix

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a) Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	Not Applicable
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes. Each Talon shall be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relevant Coupon sheet matures
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable

	(ii)	Instalment Date(s):	Not Applicable
30.	Redenomination applicable:		Redenomination not applicable
31.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:		The Royal Bank of Scotland plc
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D rules apply
35.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Gilt-Edged and Fixed Interest Market of the London Stock Exchange with effect from 29 June 2007
(iii)	Estimate of total expenses related to admission to trading:	GBP 1,632.50

2. RATINGS

Ratings: The following ratings reflect the ratings allocated to Notes of the type being issued under the Programme generally:

Moody's: A2
Standard & Poor's: A

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as described in "Subscription and Sale" and for any fees payable to the Dealer, so far as the Issuer and the Guarantor is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "*Use of Proceeds*" wording in Prospectus
(ii)	Estimated net proceeds:	GBP 50,000,000
(iii)	Estimated total expenses:	Not Applicable

6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes Only)*

Information on the UK Retail Price Index can be found on Bloomberg Page UKRPI.

7. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes Only)

Not Applicable

8. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0307758135
(ii)	Common Code:	030775813
(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

APPENDIX

1. Paragraphs (ii), (iii) and (iv) of Condition 4(b) are deleted. The following shall be deemed to be inserted as a new paragraph (ii) in Condition 4(b) and paragraphs (v), (vi) and (vii) of Condition 4(b) will be renumbered (iii), (iv) and (v) respectively and amended accordingly:

"(ii) Determination of Rate of Interest and calculation of Interest Amounts

The Calculation Agent will, at or as soon as practicable after each time at which the Rate of Interest (as defined below) is capable of being determined, determine the applicable Rate of Interest and notify the Agent of the Rate of Interest as soon as practicable after calculating the same.

The amount of interest payable on each Note for any Interest Period (the **Interest Amount**) will be calculated by the Calculation Agent by (A) applying the Rate of Interest (as notified to the Agent by the Calculation Agent in accordance with the preceding paragraph) to the Specified Denomination of such Note, (B) multiplying the resulting amount by the Day Count Fraction and (C) rounding the resulting figure to the nearest one penny (half a penny being rounded upwards).

The **Day Count Fraction** is a fraction (a) the numerator of which is the number of days from and including the most recent Interest Payment Date (or Issue Date if such period is before the first scheduled Interest Payment Date) to but excluding the next Interest Payment Date or, if earlier the date of payment; and (b) the denominator of which is two times the number of days (including the first and excluding the last) in the Interest Period."

2. Condition 4(b)(iv) (renumbered as provided above) shall be deleted and the following paragraph shall be inserted in place thereof as a new Condition 4(b)(iv):

"(iv) Determination or Calculation by Trustee

If for any reason the Calculation Agent at any time after the Issue Date defaults in its obligation to determine or calculate:

(A) the Rate of Interest;

(B) any Interest Amount in accordance with paragraph (ii) above;

(C) the Final Redemption Amount (as defined below);

(D) the Early Redemption Amount (as defined below); or

(E) the Event Put Amount (as defined below).

the Trustee shall determine or calculate the same, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4 and Conditions 6 and 9), and in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Calculation Agent (and, where practicable, in accordance with this Condition 4)."

3. A new Condition 4(f) shall be inserted as follows:

"(f) Indexation

(i) Indexation of principal

The Final Redemption Amount payable pursuant to Condition 6(a), the Early Redemption Amount payable pursuant to Conditions 6(b) or 9 and the Event Put Amount payable pursuant to Condition 6(e) shall be the nominal amount of the Notes multiplied by the Index Ratio applicable to the date on which the Final Redemption Amount or the Early Redemption Amount or the Event Put Amount (as the case may be) becomes payable.

The Calculation Agent will calculate such Final Redemption Amount or Early Redemption Amount or Event Put Amount (as the case may be) as soon as practicable after each time such amount is capable of being determined and will notify the Agent thereof as soon as practicable after calculating the same. The Agent will as soon as practicable thereafter notify the Issuer and any stock exchange on which the Notes are for the time being listed thereof and cause notice thereof to be published in accordance with Condition 13.

(ii) Definitions

For the purposes of these Conditions:

Base Index Figure means 205.33333, being the Index Figure applicable to 29 June 2007;

Calculation Date means any date when an Interest Amount falls due;

Expert means an independent investment bank or other expert in London appointed by the Issuer and approved by the Trustee acting reasonably or (failing such appointment within 10 days after the Trustee shall have requested such appointment (provided such request is reasonable)) appointed by the Trustee;

Index means, in relation to any Calculation Date, subject as provided in Conditions 4(g) and 6(l) below, the United Kingdom General Index of Retail Prices (for all items) as published by the Office for National Statistics (January 1987=100) as published by HM Government (currently contained in the Monthly Digest of Statistics) and applicable to that Calculation Date or, if that index is not published for any Calculation Date, any substituted index or index figures published by the Office for National Statistics or the comparable index which replaces the United Kingdom General Index of Retail Prices (for all items) for the purpose of calculating the amount payable on repayment of the Reference Gilt;

Any reference to the **Index Figure applicable** to a particular Calculation Date shall, subject as provided in Condition 4(g) below, be calculated in accordance with the following formula:

$$RPI_{m-3} + \frac{(\text{Day of Calculation Date} - 1)}{(\text{Days in month of Calculation Date})} \times (RPI_{m-2} - RPI_{m-3})$$

and rounded to five decimal places (0.000005 being rounded upwards) and where:

RPI_{m-3} means the Index Figure for the first day of the month that is three months prior to the month in which the payment falls due; and

RPI $_{m-2}$ means the Index Figure for the first day of the month that is two months prior to the month in which the payment falls due;

Index Ratio applicable to any Calculation Date means the Index Figure applicable to such date divided by the Base Index Figure and rounded to five decimal places (0.000005 being rounded upwards);

the **Rate of Interest** applicable to any amount payable in respect of interest shall be 1.501 per cent. per annum multiplied by the Index Ratio applicable to the date on which such amount falls due and rounded to six decimal places (0.0000005 being rounded upwards); and

Reference Gilt means the 1.25 per cent. Index-Linked Treasury Stock due November 2055 (or, if such stock is not in existence, such other index-linked stock issued by or on behalf of HM Government as the Issuer, on the advice of three brokers and/or gilt edged market makers (or such other three persons operating in the gilt edged market as the Issuer, after consultation with the Trustee, may select), may consider to be the most appropriate reference government stock for the Notes)."

4. A new Condition 4(g) shall be inserted as follows:

"(g) Changes in circumstances affecting the Index

(i) Change in base

If at any time the Index is changed by the substitution of a new base for it, then with effect from (and including) the date from and including that on which such substitution takes effect:

(A) the definition of Index in Condition 4(f) shall be deemed to refer to the new date in substitution for January 1987 (or, as the case may be, for such other date or month as may have been substituted for it); and

(B) the definition of Base Index Figure in Condition 4(f) shall be amended to mean the product of the then applicable Base Index Figure and the Index immediately following such substitution, divided by the Index immediately prior to such substitution.

(ii) Delay in publication of the Index

(A) If, in relation to a particular Interest Period or to the redemption of all or some only of the Notes and otherwise than in circumstances which the Issuer certifies to the Trustee may fall within Condition 4(g)(iii) or 6(l) (notwithstanding that the Issuer may subsequently be advised that they do not fall within Condition 4(g)(iii) or 6(l)), the Index Figure relating to any month (the "**calculation month**") which is required to be taken into account for the purposes of the determination of the Index Figure for any date is not published on or before the fourteenth day before the date on which such payment is due (the "**date for payment**"), the Index Figure for the relevant calculation month shall be the substitute index figure (if any) as is published by the Bank of England or the United Kingdom Debt Management Office (or such other United Kingdom authority as may be appropriate) for the purposes of indexation of payments on the Reference Gilt or, failing such publication,

on any one or more of HM Government's index-linked stocks, as determined by the Expert; or

(B) if no such determination is made by the Expert within seven days, the Index Figure last published before the date for payment.

Where the provisions of this Condition 4(g)(ii) apply, the certificate of the Issuer, acting on the advice of an Expert, as to the Index Figure applicable to the date for payment falls shall be conclusive and binding upon the Issuer, the Trustee and the Noteholders. If a substitute index is published as specified in (A) above, a determination made based on that index shall be final and no further payment by way of adjustment shall be made, notwithstanding that the Index Figure applicable to the date for payment may subsequently be published. If no substitute index is so published and the Index relating to the date for payment is subsequently published then:

(C) in the case of any Note not falling due for redemption on the date for payment, if the Index so subsequently published (if published while that Note remains outstanding) is greater or less than the Index applicable by virtue of (B) above, the interest payable on that Note on the Interest Payment Date next succeeding the date of such subsequent publication shall be increased or reduced to reflect the amount by which the interest payable on that Note on the date for payment on the basis of the Index applicable by virtue of (B) above fell short of, or (as the case may be) exceeded the interest which would have been payable on that Note if the Index subsequently published had been published on or before the second business day before the date for payment; or

(D) in the case of any Note falling due for final redemption on the date for payment, no subsequent adjustment to amounts paid will be made.

(iii) Cessation of or fundamental changes to the Index

If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer or the Noteholders and if, within 30 days after its appointment (or such longer period as the Trustee may consider reasonable), the Expert recommends for the purposes of the Notes one or more adjustments to the Index or a substitute index (with or without adjustments), then provided that such adjustments or substitute index (as the case may be) are not materially detrimental (in the opinion of the Expert) either to the interests of the Issuer or the interests of the Noteholders, as compared to the interests of the Issuer and the Noteholders (as the case may be) as they would have been had the Index continued to be published or such fundamental change in the rules governing the Index not been made, the Index shall be adjusted as so recommended or (as the case may be) shall be replaced by the substitute index so recommended (as so adjusted, if so recommended) and references in these Conditions to the Index shall be construed accordingly and the Issuer shall notify the Noteholders of the adjustments to the Index or the introduction of the substitute index (with or without adjustments) in accordance with Condition 13.

If any payment in respect of the Notes is due to be made after the cessation or changes referred to in the preceding paragraph but before any such adjustment to, or replacement of, the Index takes effect, the Issuer shall (if the Index Figure applicable

(or deemed applicable) to the date for payment is not available in accordance with the provisions of Condition 4(f)) make a provisional payment on the basis that the Index Figure applicable to the date for payment is the Index last published. In that event or in the event of any payment on the Notes having been made on the basis of an Index deemed applicable under Condition 4(g)(ii)(A) above (also referred to below as a **provisional payment**) and of the Trustee on the advice of the Expert subsequently determining that the relevant circumstances fall within this Condition 4(g)(iii), then:

(A) except in the case of a payment on redemption of the Notes, if the sum which would have been payable if such adjustments or such substitute index had been in effect on the due date for such provisional payment is greater or less than the amount of such provisional payment, the interest payable on the Notes on the Interest Payment Date next succeeding the last date by which the Issuer and Trustee receive such recommendation shall be increased or reduced to reflect the amount by which such provisional payment of interest fell short of, or (as the case may be) exceeded, the interest which would have been payable on the Notes if such adjustments or such substituted index had been in effect on that date; or

(B) in the case of a payment of principal or interest on redemption of the Notes, no subsequent adjustment to amounts paid will be made.

(iv) Trustee

The Trustee shall be entitled to assume that no cessation of or change to the Index has occurred until informed otherwise by the Issuer and will not be responsible for identifying or appointing an Expert save as provided in these Conditions."

5. A new Condition 6(l) shall be inserted as follows:

"(l) Redemption for Indexation reasons

(i) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Noteholders and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable, to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer shall, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest.

(ii) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as

described in Condition 4(g)(iii), the Issuer may at its option, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest."

File number 082-02819

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	12	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,312		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£10.053		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,312
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,312

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21 June 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/OPD/E1961	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File number 082-02819

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,652		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.200		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,652
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,652

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 27/06/2007

A director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/OPD/E2003	Tel: 01903 833570
DX number	DX exchange

FINAL TERMS

4th July, 2007

Severn Trent Utilities Finance Plc*

Issue of £50,000,000 1.4570 per cent. Guaranteed RPI-Linked Bonds due 2058
Guaranteed by Severn Trent Water Limited

under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4th August, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU and copies may be obtained from the Agent at 8 Canada Square, London E14 5HQ.

1.	(i)	Issuer:	Severn Trent Utilities Finance Plc*
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	91
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Pounds sterling (£)
4.	Aggregate Nominal Amount:		
	(i)	Series:	£50,000,000
	(ii)	Tranche:	£50,000,000
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount of the Tranche
6.	(i)	Specified Denominations:	£50,000
	(ii)	Tradeable Amount:	Not Applicable
7.	Issue Date and Interest Commencement Date:		6th July, 2007
8.	Maturity Date:		1st August, 2058

* Formerly Severn Trent Water Utilities Finance Plc. The company changed its name to Severn Trent Utilities Finance Plc with effect from 20th June, 2007.

9.	Interest Basis:	Index Linked Interest (*see Appendix*)
10.	Redemption/Payment Basis:	Index Linked Redemption (*see Appendix*)
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		Not Applicable
16.	**Floating Rate Note Provisions**		Not Applicable
17.	**Zero Coupon Note Provisions**		Not Applicable
18.	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	See Appendix
	(ii)	Calculation Agent responsible for calculating the interest due:	HSBC Bank plc
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Appendix
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	1st February and 1st August in each year, from and including 1st August, 2007 (short first coupon) to and including the Maturity Date.
	(v)	Business Day Convention:	Following Business Day Convention
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	See Appendix
19.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable

21.	Investor Put:	Not Applicable
22.	Final Redemption Amount	Nominal Amount, subject in the case of Condition 6(a) to indexation as provided in Condition 4(f)(i) - see Appendix
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Nominal Amount, subject in the case of Condition 6(b) and Condition 9 to indexation as provided in Condition 4(f)(i) - see Appendix
24.	Put Event:	Applicable. For the purposes of Condition 6(e), the Event Put Amount shall be the Nominal Amount, subject to indexation as provided in Condition 4(f)(i) - see Appendix

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a)	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b)	New Global Note:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:		Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		Yes. Each Talon shall be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relevant Coupon sheet matures
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29.	Details relating to Instalment Notes:		
	(i)	Instalment Amount(s):	Not Applicable
	(ii)	Instalment Date(s):	Not Applicable
30.	Redenomination applicable:		Redenomination not applicable
31.	Other terms or special conditions:		See Appendix

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:		Barclays Bank PLC
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
35.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 6th July, 2007
(iii)	Estimate of total expenses related to admission to trading:	£1,632.50

2. RATINGS

Ratings:	The Notes to be issued have been rated: S&P A Moody's: A2

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as described in "Subscription and Sale" and for any fees payable to the Manager, so far as each of the Issuer and the Guarantor is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	The net proceeds will be applied by the Group for its general corporate purposes
(ii)	Estimated net proceeds:	£50,000,000 (excluding expenses as set out below)
(iii)	Estimated total expenses:	£1,632.50

5. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Information on the UK Retail Price Index can be found on Bloomberg Page UKRPI

6. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0309568771
(ii)	Common Code:	030956877
(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable

(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

APPENDIX

1. Paragraphs (ii), (iii) and (iv) of Condition 4(b) are deleted. The following shall be deemed to be inserted as a new paragraph (ii) in Condition 4(b) and paragraphs (v), (vi) and (vii) of Condition 4(b) will be renumbered (iii), (iv) and (v) respectively and amended accordingly:

"(ii) Determination of Rate of Interest and calculation of Interest Amounts

The Calculation Agent will, at or as soon as practicable after each time at which the Rate of Interest is capable of being determined, determine the applicable Rate of Interest and notify the principal Paying Agent of the Rate of Interest as soon as practicable after calculating the same.

The amount of interest payable on each Note for any Interest Period (the **Interest Amount**) will be calculated by the Calculation Agent by (A) applying the Rate of Interest (as notified to the principal Paying Agent by the Calculation Agent in accordance with the preceding paragraph) to the Specified Denomination of such Note, (B) multiplying the resulting amount by the Day Count Fraction and (C) rounding the resulting figure to the nearest one penny (half a penny being rounded upwards).

The Day Count Fraction is a fraction (a) the numerator of which is the number of days from and including the most recent Interest Payment Date (or Issue Date if such period is before the first scheduled Interest Payment Date) to but excluding the next Interest Payment Date or, if earlier the date of payment; and (b) the denominator of which is two times the number of days (including the first and excluding the last) in the Determination Period.

Determination Period means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Specified Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

Determination Date means 1st February and 1st August in each year."

2. Condition 4(b)(iv) (renumbered as provided above) shall be deleted and the following paragraph shall be inserted in place thereof as a new Condition 4(b)(iv):

"(iv) Determination or Calculation by Trustee

If for any reason the Calculation Agent at any time after the Issue Date defaults in its obligation to determine or calculate:

(A) the Rate of Interest;

(B) any Interest Amount in accordance with paragraph (ii) above;

(C) the Final Redemption Amount (as defined below); or

(D) the Early Redemption Amount (as defined below),

the Trustee shall determine or calculate the same, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4 and Conditions 6 and 9), and in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Calculation Agent (and, where practicable, in accordance with this Condition 4)."

3. A new Condition 4(f) shall be inserted as follows:

"(f) Indexation

(i) Indexation of principal

The Final Redemption Amount payable pursuant to Condition 6(a) and the Early Redemption Amount payable pursuant to Conditions 6(b), 6(e) or 9 shall be the nominal amount of the Notes multiplied by the Index Ratio applicable to the date on which the Final Redemption Amount or the Early Redemption Amount (as the case may be) becomes payable.

The Calculation Agent will calculate such Final Redemption Amount or Early Redemption Amount (as the case may be) as soon as practicable after each time such amount is capable of being determined and will notify the principal Paying Agent thereof as soon as practicable after calculating the same. The principal Paying Agent will as soon as practicable thereafter notify the Issuer and any stock exchange on which the Notes are for the time being listed thereof and cause notice thereof to be published in accordance with Condition 13.

(ii) Definitions

For the purposes of these Conditions:

Base Index Figure means 205.529, being the Index Figure applicable to 6th July, 2007;

Calculation Date means any date when an Interest Amount, Final Redemption Amount or Early Redemption Amount, as applicable, falls due.

Expert means an independent investment bank or other expert in London appointed by the Issuer and approved by the Trustee acting reasonably or (failing such appointment within ten days after the Trustee shall have requested such appointment (provided such request is reasonable)) appointed by the Trustee;

Index means, in relation to any Calculation Date, subject as provided in Conditions 4(g) and 6(l) below, the United Kingdom General Index of Retail Prices (for all items) as published by the Office for National Statistics (January 1987=100) as published by HM Government (currently contained in the Monthly Digest of Statistics) and applicable to that Calculation Date or, if that index is not published for any Calculation Date, any substituted index or index figures published by the Office for National Statistics or the comparable index which replaces the United Kingdom General Index of Retail Prices (for all items) for the purpose of calculating the amount payable on repayment of the Reference Gilt;

Any reference to the **Index Figure applicable** to a particular Calculation Date shall, subject as provided in Condition 4(g) below, be calculated in accordance with the following formula:

$$RPI_{m-3} + \frac{(\text{Day of Calculation Date} - 1)}{(\text{Days in month of Calculation Date})} \times (RPI_{m-2} - RPI_{m-3})$$

and rounded to five decimal places (0.000005 being rounded upwards) and where:

RPI_{m-3} means the Index Figure for the first day of the month that is three months prior to the month in which the payment falls due; and

RPI_{m-2} means the Index Figure for the first day of the month that is two months prior to the month in which the payment falls due.

the **Index Ratio** applicable to any Calculation Date means the Index Figure applicable to such date divided by the Base Index Figure and rounded to five decimal places (0.000005 being rounded upwards);

the **Rate of Interest** applicable to any amount payable in respect of interest shall be 1.4570 per cent. per annum multiplied by the Index Ratio applicable to the date on which such amount falls due and rounded to six decimal places (0.0000005 being rounded upwards); and

Reference Gilt means the 1.25 per cent. Index-Linked Treasury Stock due 2055 (or, if such stock is not in existence, such other index-linked stock issued by or on behalf of HM Government as the Issuer, on the advice of three brokers and/or gilt edged market makers (or such other three persons operating in the gilt edged market as the Issuer, after consultation with the Trustee, may select), may consider to be the most appropriate reference government stock for the Notes)."

4. A new Condition 4(g) shall be inserted as follows:

"(g) Changes in circumstances affecting the Index

(i) Change in base

If at any time the Index is changed by the substitution of a new base for it, then with effect from (and including) the date from and including that on which such substitution takes effect:

(A) the definition of Index in Condition 4(f) shall be deemed to refer to the new date in substitution for January 1987 (or, as the case may be, for such other date or month as may have been substituted for it); and

(B) the definition of Base Index Figure in Condition 4(f) shall be amended to mean the product of the then applicable Base Index Figure and the Index immediately following such substitution, divided by the Index immediately prior to such substitution.

(ii) Delay in publication of the Index

(A) If, in relation to a particular Interest Period or to the redemption of all or some only of the Notes and otherwise than in circumstances which the Issuer

certifies to the Trustee may fall within Condition 4(g)(iii) or 6(l) (notwithstanding that the Issuer may subsequently be advised that they do not fall within Condition 4(g)(iii) or 6(l)), the Index Figure relating to any month (the **calculation month**) which is required to be taken into account for the purposes of the determination of the Index Figure for any date is not published on or before the fourteenth day before the date on which such payment is due (the **date for payment**), the Index Figure for the relevant calculation month shall be the substitute index figure (if any) as is published by the Bank of England or the United Kingdom Debt Management Office (or such other United Kingdom authority as may be appropriate) for the purposes of indexation of payments on the Reference Gilt or, failing such publication, on any one or more of HM Government's index-linked stocks, as determined by the Expert; or

(B) if no such determination is made by the Expert within seven days, the Index Figure last published before the date for payment.

Where the provisions of this Condition 4(g)(ii) apply, the certificate of the Issuer, acting on the advice of an Expert, as to the Index Figure applicable to the date for payment falls shall be conclusive and binding upon the Issuer, the Trustee and the Noteholders. If a substitute index is published as specified in (A) above, a determination made based on that index shall be final and no further payment by way of adjustment shall be made, notwithstanding that the Index Figure applicable to the date for payment may subsequently be published. If no substitute index is so published and the Index relating to the date for payment is subsequently published then:

(C) in the case of any Note not falling due for redemption on the date for payment, if the Index so subsequently published (if published while that Note remains outstanding) is greater or less than the Index applicable by virtue of (B) above, the interest payable on that Note on the Interest Payment Date next succeeding the date of such subsequent publication shall be increased or reduced to reflect the amount by which the interest payable on that Note on the date for payment on the basis of the Index applicable by virtue of (B) above fell short of, or (as the case may be) exceeded the interest which would have been payable on that Note if the Index subsequently published had been published on or before the second business day before the date for payment; or

(D) in the case of any Note falling due for final redemption on the date for payment, no subsequent adjustment to amounts paid will be made.

(iii) Cessation of or fundamental changes to the Index

If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer or the Noteholders and if, within 30 days after its appointment (or such longer period as the Trustee may consider reasonable), the Expert recommends for the purposes of the Notes one or more adjustments to the Index or a substitute index (with or without adjustments), then provided that such adjustments or substitute index (as the case may be) are not materially detrimental (in the opinion of the Expert) either to the interests of the Issuer or the interests of the Noteholders, as compared to the interests of the Issuer and the Noteholders (as the case may be) as

they would have been had the Index continued to be published or such fundamental change in the rules governing the Index not been made, the Index shall be adjusted as so recommended or (as the case may be) shall be replaced by the substitute index so recommended (as so adjusted, if so recommended) and references in these Conditions to the Index shall be construed accordingly and the Issuer shall notify the Noteholders of the adjustments to the Index or the introduction of the substitute index (with or without adjustments) in accordance with Condition 13.

If any payment in respect of the Notes is due to be made after the cessation or changes referred to in the preceding paragraph but before any such adjustment to, or replacement of, the Index takes effect, the Issuer shall (if the Index Figure applicable (or deemed applicable) to the date for payment is not available in accordance with the provisions of Condition 4(f)) make a provisional payment on the basis that the Index Figure applicable to the date for payment is the Index last published. In that event or in the event of any payment on the Notes having been made on the basis of an Index deemed applicable under Condition 4(g)(ii)(A) above (also referred to below as a **provisional payment**) and of the Trustee on the advice of the Expert subsequently determining that the relevant circumstances fall within this Condition 4(g)(iii), then:

(A) except in the case of a payment on redemption of the Notes, if the sum which would have been payable if such adjustments or such substitute index had been in effect on the due date for such provisional payment is greater or less than the amount of such provisional payment, the interest payable on the Notes on the Interest Payment Date next succeeding the last date by which the Issuer and Trustee receive such recommendation shall be increased or reduced to reflect the amount by which such provisional payment of interest felt short of, or (as the case may be) exceeded, the interest which would have been payable on the Notes if such adjustments or such substituted index had been in effect on that date; or

(B) in the case of a payment of principal or interest on redemption of the Notes, no subsequent adjustment to amounts paid will be made.

(iv) Trustee

The Trustee shall be entitled to assume that no cessation of or change to the Index has occurred until informed otherwise by the Issuer and will not be responsible for identifying or appointing an Expert save as provided in these Conditions."

5. A new Condition 6(l) shall be inserted as follows:

"(k) Redemption for Indexation reasons

(i) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Noteholders and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable, to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer shall, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem

the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest.

(ii) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer may at its option, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest."

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	17-May-2007	✓					
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	30-May-2007	✓					
Director Declaration	SE Announcement	01-Jun-2007	✓				✓	Filed with SEC on 1 June 2007
Preliminary Results for the year to 31 March 2007	SE Announcement	06-Jun-2007	✓				✓	Filed with SEC on 6 June 2007
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	07-Jun-2007	✓					
88(2) - Various - 34,019 shares	Co House Forms	07-Jun-2007		✓				
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	15-Jun-2007	✓					
88(2) - Lloyds TSB Registrars Corporate Nominee - 5,970 shares	Co House Forms	15-Jun-2007		✓				
88(2) - Various - 17,789 shares	Co House Forms	19-Jun-2007		✓				
Severn Trent Plc Annual Report and Accounts 2007	Circulars	20-Jun-2007	✓		✓			
Severn Trent Plc Annual Review 2007	Circulars	20-Jun-2007	✓		✓			
Notice of Annual General Meeting	Circulars	20-Jun-2007	✓		✓			
Form of Proxy	Circulars	20-Jun-2007	✓		✓			
88(2) - Lloyds TSB Registrars Corporate Nominee - 2,312 shares	Co House Forms	21-Jun-2007		✓				
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	22-Jun-2007	✓					
Annual Report and Accounts	SE Announcement	25-Jun-2007	✓				✓	Filed with SEC on 25 June 2007
88(2) - Lloyds TSB Registrars Corporate Nominee - 5,652 shares	Co House Forms	27-Jun-2007		✓				
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	04-Jul-2007	✓					

17 May 2007

Severn Trent Water Utilities Finance Plc

Issue of GBP 100,000,000
1.6675 per cent. Index-Linked Notes due August 2057
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at http://www.rns-pdf.londonstockexchange.com/rns/3261h_-2006-8-7.pdf and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU, United Kingdom.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	86
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Pounds sterling (**GBP**)
4.		Aggregate Nominal Amount:	
	(i)	Series:	GBP 100,000,000
	(ii)	Tranche:	GBP 100,000,000
5.		Issue Price:	100 per cent. of the Aggregate Nominal Amount of the Tranche
6.		Specified Denominations:	GBP 50,000
7.		Issue Date and Interest Commencement Date:	1 June 2007
8.		Maturity Date:	1 August 2057
9.		Interest Basis:	Index Linked Interest (further particulars specified below)
10.		Redemption/Payment Basis:	Index Linked Redemption (see Appendix)

11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		Not Applicable
16.	**Floating Rate Note Provisions**		Not Applicable
17.	**Zero Coupon Note Provisions**		Not Applicable
18.	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	See Appendix
	(ii)	Calculation Agent responsible for calculating the interest due:	HSBC Bank plc
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Appendix
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	Semi-annually in arrear on 1 February and 1 August in each year, commencing on 1 August 2007 (short first coupon) up to and including the Maturity Date
	(v)	Business Day Convention:	Not Applicable
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	See Appendix
19.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount	Nominal Amount, subject in the case of Condition 6(a) to indexation as provided in Condition 4(f)(i) - see Appendix
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Nominal Amount, subject in the case of Condition 6(b) and Condition 9 to indexation as provided in Condition 4(f)(i) - see Appendix.
24.	Put Event:	Applicable. For the purposes of Condition 6(e), the Event Put Amount shall be the Nominal Amount subject to indexation as provided in Condition 4(f)(i) - see Appendix

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a) Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	Not Applicable
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes. Each Talon shall be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relevant Coupon sheet matures
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable

	(ii)	Instalment Date(s):	Not Applicable
30.	Redenomination applicable:		Redenomination not applicable
31.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:		The Royal Bank of Scotland plc
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D rules apply
35.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Gilt-Edged and Fixed Interest Market of the London Stock Exchange with effect from 1 June 2007.
(iii)	Estimate of total expenses related to admission to trading:	GBP 3,836.38

2. RATINGS

Ratings:	The following ratings reflect the ratings allocated to Notes of the type being issued under the Programme generally: Moody's: A2 Standard & Poor's: A

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as described in "Subscription and Sale" and for any fees payable to the Dealer, so far as the Issuer and the Guarantor is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "*Use of Proceeds*" wording in Prospectus
(ii)	Estimated net proceeds:	GBP 100,000,000
(iii)	Estimated total expenses:	Not Applicable

6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes Only)*

Information on the UK Retail Price Index can be found on Bloomberg Page UKRPI.

7. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes Only)

Not Applicable

8. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0301292453
(ii)	Common Code:	030129245
(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

APPENDIX

1. Paragraphs (ii), (iii) and (iv) of Condition 4(b) are deleted. The following shall be deemed to be inserted as a new paragraph (ii) in Condition 4(b) and paragraphs (v), (vi) and (vii) of Condition 4(b) will be renumbered (iii), (iv) and (v) respectively and amended accordingly:

"(ii) Determination of Rate of Interest and calculation of Interest Amounts

The Calculation Agent will, at or as soon as practicable after each time at which the Rate of Interest (as defined below) is capable of being determined, determine the applicable Rate of Interest and notify the Agent of the Rate of Interest as soon as practicable after calculating the same.

The amount of interest payable on each Note for any Interest Period (the **Interest Amount**) will be calculated by the Calculation Agent by (A) applying the Rate of Interest (as notified to the Agent by the Calculation Agent in accordance with the preceding paragraph) to the Specified Denomination of such Note, (B) multiplying the resulting amount by the Day Count Fraction and (C) rounding the resulting figure to the nearest one penny (half a penny being rounded upwards).

The **Day Count Fraction** is a fraction (a) the numerator of which is the number of days from and including the most recent Interest Payment Date (or Issue Date if such period is before the first scheduled Interest Payment Date) to but excluding the next Interest Payment Date or, if earlier the date of payment; and (b) the denominator of which is two times the number of days (including the first and excluding the last) in the Interest Period."

2. Condition 4(b)(iv) (renumbered as provided above) shall be deleted and the following paragraph shall be inserted in place thereof as a new Condition 4(b)(iv):

"(iv) Determination or Calculation by Trustee

If for any reason the Calculation Agent at any time after the Issue Date defaults in its obligation to determine or calculate:

(A) the Rate of Interest;

(B) any Interest Amount in accordance with paragraph (ii) above;

(C) the Final Redemption Amount (as defined below);

(D) the Early Redemption Amount (as defined below); or

(E) the Event Put Amount (as defined below),

the Trustee shall determine or calculate the same, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4 and Conditions 6 and 9), and in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Calculation Agent (and, where practicable, in accordance with this Condition 4)."

3. A new Condition 4(f) shall be inserted as follows:

"(f) Indexation

(i) Indexation of principal

The Final Redemption Amount payable pursuant to Condition 6(a), the Early Redemption Amount payable pursuant to Conditions 6(b) or 9 and the Event Put Amount payable pursuant to Condition 6(e) shall be the nominal amount of the Notes multiplied by the Index Ratio applicable to the date on which the Final Redemption Amount or the Early Redemption Amount or the Event Put Amount (as the case may be) becomes payable.

The Calculation Agent will calculate such Final Redemption Amount or Early Redemption Amount or Event Put Amount (as the case may be) as soon as practicable after each time such amount is capable of being determined and will notify the Agent thereof as soon as practicable after calculating the same. The Agent will as soon as practicable thereafter notify the Issuer and any stock exchange on which the Notes are for the time being listed thereof and cause notice thereof to be published in accordance with Condition 13.

(ii) Definitions

For the purposes of these Conditions:

Base Index Figure means 204.40, being the Index Figure applicable to 1 March 2007;

Calculation Date means any date when an Interest Amount falls due;

Expert means an independent investment bank or other expert in London appointed by the Issuer and approved by the Trustee acting reasonably or (failing such appointment within 10 days after the Trustee shall have requested such appointment (provided such request is reasonable)) appointed by the Trustee;

Index means, in relation to any Calculation Date, subject as provided in Conditions 4(g) and 6(l) below, the United Kingdom General Index of Retail Prices (for all items) as published by the Office for National Statistics (January 1987=100) as published by HM Government (currently contained in the Monthly Digest of Statistics) and applicable to that Calculation Date or, if that index is not published for any Calculation Date, any substituted index or index figures published by the Office for National Statistics or the comparable index which replaces the United Kingdom General Index of Retail Prices (for all items) for the purpose of calculating the amount payable on repayment of the Reference Gilt;

Any reference to the **Index Figure applicable** to a particular Calculation Date shall, subject as provided in Condition 4(g) below, be calculated in accordance with the following formula:

$$RPI_{m-3} + \frac{(\text{Day of Calculation Date} - 1)}{(\text{Days in month of Calculation Date})} \times (RPI_{m-2} - RPI_{m-3})$$

and rounded to five decimal places (0.000005 being rounded upwards) and where:

RPI_{m-3} means the Index Figure for the first day of the month that is three months prior to the month in which the payment falls due; and

RPI $_{m-2}$ means the Index Figure for the first day of the month that is two months prior to the month in which the payment falls due;

Index Ratio applicable to any Calculation Date means the Index Figure applicable to such date divided by the Base Index Figure and rounded to five decimal places (0.000005 being rounded upwards);

the **Rate of Interest** applicable to any amount payable in respect of interest shall be 1.6675 per cent. per annum multiplied by the Index Ratio applicable to the date on which such amount falls due and rounded to six decimal places (0.0000005 being rounded upwards); and

Reference Gilt means the 1.25 per cent. Index-Linked Treasury Stock due November 2055 (or, if such stock is not in existence, such other index-linked stock issued by or on behalf of HM Government as the Issuer, on the advice of three brokers and/or gilt edged market makers (or such other three persons operating in the gilt edged market as the Issuer, after consultation with the Trustee, may select), may consider to be the most appropriate reference government stock for the Notes)."

4. A new Condition 4(g) shall be inserted as follows:

"(g) Changes in circumstances affecting the Index

(i) Change in base

If at any time the Index is changed by the substitution of a new base for it, then with effect from (and including) the date from and including that on which such substitution takes effect:

(A) the definition of Index in Condition 4(f) shall be deemed to refer to the new date in substitution for January 1987 (or, as the case may be, for such other date or month as may have been substituted for it); and

(B) the definition of Base Index Figure in Condition 4(f) shall be amended to mean the product of the then applicable Base Index Figure and the Index immediately following such substitution, divided by the Index immediately prior to such substitution.

(ii) Delay in publication of the Index

(A) If, in relation to a particular Interest Period or to the redemption of all or some only of the Notes and otherwise than in circumstances which the Issuer certifies to the Trustee may fall within Condition 4(g)(iii) or 6(l) (notwithstanding that the Issuer may subsequently be advised that they do not fall within Condition 4(g)(iii) or 6(l)), the Index Figure relating to any month (the "**calculation month**") which is required to be taken into account for the purposes of the determination of the Index Figure for any date is not published on or before the fourteenth day before the date on which such payment is due (the "**date for payment**"), the Index Figure for the relevant calculation month shall be the substitute index figure (if any) as is published by the Bank of England or the United Kingdom Debt Management Office (or such other United Kingdom authority as may be appropriate) for the purposes of indexation of payments on the Reference Gilt or, failing such publication,

on any one or more of HM Government's index-linked stocks, as determined by the Expert; or

(B) if no such determination is made by the Expert within seven days, the Index Figure last published before the date for payment.

Where the provisions of this Condition 4(g)(ii) apply, the certificate of the Issuer, acting on the advice of an Expert, as to the Index Figure applicable to the date for payment falls shall be conclusive and binding upon the Issuer, the Trustee and the Noteholders. If a substitute index is published as specified in (A) above, a determination made based on that index shall be final and no further payment by way of adjustment shall be made, notwithstanding that the Index Figure applicable to the date for payment may subsequently be published. If no substitute index is so published and the Index relating to the date for payment is subsequently published then:

(C) in the case of any Note not falling due for redemption on the date for payment, if the Index so subsequently published (if published while that Note remains outstanding) is greater or less than the Index applicable by virtue of (B) above, the interest payable on that Note on the Interest Payment Date next succeeding the date of such subsequent publication shall be increased or reduced to reflect the amount by which the interest payable on that Note on the date for payment on the basis of the Index applicable by virtue of (B) above fell short of, or (as the case may be) exceeded the interest which would have been payable on that Note if the Index subsequently published had been published on or before the second business day before the date for payment; or

(D) in the case of any Note falling due for final redemption on the date for payment, no subsequent adjustment to amounts paid will be made.

(iii) Cessation of or fundamental changes to the Index

If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer or the Noteholders and if, within 30 days after its appointment (or such longer period as the Trustee may consider reasonable), the Expert recommends for the purposes of the Notes one or more adjustments to the Index or a substitute index (with or without adjustments), then provided that such adjustments or substitute index (as the case may be) are not materially detrimental (in the opinion of the Expert) either to the interests of the Issuer or the interests of the Noteholders, as compared to the interests of the Issuer and the Noteholders (as the case may be) as they would have been had the Index continued to be published or such fundamental change in the rules governing the Index not been made, the Index shall be adjusted as so recommended or (as the case may be) shall be replaced by the substitute index so recommended (as so adjusted, if so recommended) and references in these Conditions to the Index shall be construed accordingly and the Issuer shall notify the Noteholders of the adjustments to the Index or the introduction of the substitute index (with or without adjustments) in accordance with Condition 13.

If any payment in respect of the Notes is due to be made after the cessation or changes referred to in the preceding paragraph but before any such adjustment to, or replacement of, the Index takes effect, the Issuer shall (if the Index Figure applicable

(or deemed applicable) to the date for payment is not available in accordance with the provisions of Condition 4(f)) make a provisional payment on the basis that the Index Figure applicable to the date for payment is the Index last published. In that event or in the event of any payment on the Notes having been made on the basis of an Index deemed applicable under Condition 4(g)(ii)(A) above (also referred to below as a **provisional payment**) and of the Trustee on the advice of the Expert subsequently determining that the relevant circumstances fall within this Condition 4(g)(iii), then:

(A) except in the case of a payment on redemption of the Notes, if the sum which would have been payable if such adjustments or such substitute index had been in effect on the due date for such provisional payment is greater or less than the amount of such provisional payment, the interest payable on the Notes on the Interest Payment Date next succeeding the last date by which the Issuer and Trustee receive such recommendation shall be increased or reduced to reflect the amount by which such provisional payment of interest fell short of, or (as the case may be) exceeded, the interest which would have been payable on the Notes if such adjustments or such substituted index had been in effect on that date; or

(B) in the case of a payment of principal or interest on redemption of the Notes, no subsequent adjustment to amounts paid will be made.

(iv) Trustee

The Trustee shall be entitled to assume that no cessation of or change to the Index has occurred until informed otherwise by the Issuer and will not be responsible for identifying or appointing an Expert save as provided in these Conditions."

5. A new Condition 6(l) shall be inserted as follows:

"(l) Redemption for Indexation reasons

(i) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Noteholders and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable, to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer shall, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest.

(ii) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as

described in Condition 4(g)(iii), the Issuer may at its option, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest."

FINAL TERMS

30 May 2007

Severn Trent Water Utilities Finance Plc

Issue of CZK500,000,000 Floating Rate Notes due 2012
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at http://www.rns-pdf.londonstockexchange.com/rns/3261h_-2006-8-7.pdf and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Sheldon, Birmingham B26 3PU, United Kingdom.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	87
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Czech Koruna ("CZK")
4.		Aggregate Nominal Amount:	
	(i)	Series:	CZK500,000,000
	(ii)	Tranche:	CZK500,000,000
5.		Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
6.		Specified Denominations:	CZK2,000,000
7.		Issue Date and Interest Commencement Date:	4 June 2007
8.		Maturity Date:	4 June 2012, subject to adjustment in accordance with the Modified Following Business Day Convention

9.	Interest Basis:	6 month PRIBOR plus 0.14 per cent. Floating Rate *(further particulars specified below)*
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Not Applicable
16.	**Floating Rate Note Provisions**	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Semi-annually on 4 June and 4 December in each year from and including 4 December 2007 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below and there shall be no resulting adjustment to the accrual of interest
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	London, New York and Prague
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	ISDA Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
	(vi) Screen Rate Determination:	Not Applicable
	(vii) ISDA Determination:	
	– Floating Rate Option:	CZK-PRIBOR-PRBO

		– Designated Maturity:	6 months
		– Reset Date:	The first day of each relevant Interest Period For the avoidance of doubt, the rate shall be determined two Prague Business Days prior to each Reset Date
	(viii)	Margin(s):	Plus 0.14 per cent. per annum
	(x)	Maximum Rate of Interest:	Not Applicable
	(ix)	Minimum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360, unadjusted
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	Not Applicable
17.	**Zero Coupon Note Provisions**		Not Applicable
18.	**Index Linked Interest Note Provisions**		Not Applicable
19.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount	CZK2,000,000 per Note of Specified Denomination
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Condition 6(f) shall apply
24.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a) Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, New York and Prague
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Notes:	Not Applicable
30.	Redenomination applicable:	Redenomination not applicable
31.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:	J.P. Morgan Securities Ltd.
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Czech Republic: The offering of the Notes has not been and will not be notified to, and a prospectus has not been and will not be approved by, the Czech National Bank. The Notes may only be offered in the Czech Republic in reliance on the relevant private placement exemption provided for in Section 35(2)(d) of the Act of the Czech Republic No.

256/2004 Coll., on Conducting Business in the Capital Market, as amended.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B — OTHER INFORMATION

1. **LISTING**

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange with effect from 4 June 2007
(iii)	Estimate of total expenses related to admission to trading:	GBP 360.00

2. **RATINGS**

Ratings:	The Notes to be issued have not been specifically rated.

3. **NOTIFICATION**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Not Applicable

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES***

(i)	Reasons for the offer	See "Use of Proceeds" wording in Prospectus.
(ii)	Estimated net proceeds:	CZK500,000,000
(iii)	Estimated total expenses:	Not Applicable

6. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING** (*Index-Linked Notes Only*)

Not Applicable

7. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes Only)**

Not Applicable

8. **OPERATIONAL INFORMATION**

(i)	ISIN Code:	XS0303138100
(ii)	Common Code:	030313810

* Required for derivative securities to which Annex XII to the Prospectus Directive Regulation applies.

(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

FINAL TERMS

7 June 2007

Severn Trent Water Utilities Finance Plc

Issue of CZK450,000,000 Fixed Rate Notes due 2012
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at http://www.rns-pdf.londonstockexchange.com/rns/3261h -2006-8-7.pdf and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Sheldon, Birmingham B26 3PU, United Kingdom.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	88
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Czech Koruna ("CZK")
4.	Aggregate Nominal Amount:		
	(i)	Series:	CZK450,000,000
	(ii)	Tranche:	CZK450,000,000
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount of the Tranche
6.	Specified Denominations:		CZK2,000,000
7.	Issue Date and Interest Commencement Date:		12 June 2007
8.	Maturity Date:		12 June 2012, subject to adjustment in accordance with the Modified Following Business Day Convention

9.	Interest Basis:		4.00 per cent. per annum Fixed Rate *(further particulars specified below)*
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	12 June in each year from and including 12 June 2008 up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be no resulting adjustment to the accrual of interest
	(iii)	Fixed Coupon Amount(s):	Not Applicable
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/Actual (ICMA)
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	**Floating Rate Note Provisions**		Not Applicable
17.	**Zero Coupon Note Provisions**		Not Applicable
18.	**Index Linked Interest Note Provisions**		Not Applicable
19.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount	CZK2,000,000 per Note of Specified Denomination
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Condition 6(f) shall apply
24.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a)	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b)	New Global Note:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:		London and Prague
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29.	Details relating to Instalment Notes:		Not Applicable
30.	Redenomination applicable:		Redenomination not applicable
31.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable

33.	If non-syndicated, name of relevant Dealer:	J.P. Morgan Securities Ltd.
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Czech Republic: The offering of the Notes has not been and will not be notified to, and a prospectus has not been and will not be approved by, the Czech National Bank. The Notes may only be offered in the Czech Republic in reliance on the relevant private placement exemption provided for in Section 35(2)(d) of the Act of the Czech Republic No. 256/2004 Coll., on Conducting Business in the Capital Market, as amended.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange with effect from 4 June 2007
(iii)	Estimate of total expenses related to admission to trading:	GBP 360.00

2. RATINGS

Ratings:	The Notes to be issued have not been specifically rated.

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Not Applicable

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES*

(i)	Reasons for the offer	See "Use of Proceeds" wording in Prospectus.
(ii)	Estimated net proceeds:	CZK450,000,000
(iii)	Estimated total expenses:	Not Applicable

6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes Only)*

Not Applicable

7. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes Only)

Not Applicable

8. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0303564628
(ii)	Common Code:	030356462

* Required for derivative securities to which Annex XII to the Prospectus Directive Regulation applies.

(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

File number 082-02819

88(2)

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2007 JUN 17 P [illegible]

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If [illegible]res were allotted on one date en[illegible] that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,184	6,400	23,516
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	548p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If [illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 7/6/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/Allotment Team/GW/7126 Tel: 01903 833692 Fax: 01903 833277
DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	919		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	759p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name			
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	34,019
Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address		**TOTAL**	**34,019**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form 2

Signed ______________________ **Date** 7/6/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA

ESP/Allotment Team/GW/7126

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange

15 June 2007

Severn Trent Water Utilities Finance Plc

Issue of GBP 100,000,000
Index Linked Notes due 1 February 2058
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at http://www.rns-pdf.londonstockexchange.com/rns/3261h_-2006-8-7.pdf and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU, United Kingdom.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	89
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Pounds sterling (**GBP**)
4.		Aggregate Nominal Amount:	
	(i)	Series:	GBP 100,000,000
	(ii)	Tranche:	GBP 100,000,000
5.		Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
6.		Specified Denominations:	GBP 50.000
7.		Issue Date and Interest Commencement Date:	19 June 2007
8.		Maturity Date:	1 February 2058
9.		Interest Basis:	Index Linked Interest (further particulars specified below)
10.		Redemption/Payment Basis:	Index Linked Redemption (see Appendix)

11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		Not Applicable
16.	**Floating Rate Note Provisions**		Not Applicable
17.	**Zero Coupon Note Provisions**		Not Applicable
18.	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	See Appendix
	(ii)	Calculation Agent responsible for calculating the interest due:	HSBC Bank plc
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Appendix
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	Semi-annually in arrear on 1 February and 1 August in each year, commencing on 1 August 2007 up to and including the Maturity Date
	(v)	Business Day Convention:	Not Applicable
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	Actual/Actual (ICMA)
19.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount	Nominal Amount, subject in the case of Condition 6(a) to indexation as provided in Condition 4(f)(i) - see Appendix
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Nominal Amount, subject in the case of Condition 6(b) and Condition 9 to indexation as provided in Condition 4(f)(i) - see Appendix.
24.	Put Event:	Applicable. For the purposes of Condition 6(e), the Event Put Amount shall be the Nominal Amount subject to indexation as provided in Condition 4(f)(i) - see Appendix

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a) Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	Not Applicable
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes. Each Talon shall be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relevant Coupon sheet matures
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable

	(ii)	Instalment Date(s):	Not Applicable
30.	Redenomination applicable:		Redenomination not applicable
31.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:		BNP Paribas
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D rules apply
35.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Gilt-Edged and Fixed Interest Market of the London Stock Exchange with effect from 19 June 2007.
(iii)	Estimate of total expenses related to admission to trading:	GBP 3,950 (GBP 3,850 for admission of Notes to trading on the London Stock Exchange plc and GBP 100 listing fee payable to United Kingdom Listing Authority).

2. RATINGS

Ratings: The Notes to be issued have been rated:

S & P: A
Moody's: A2

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as described in "Subscription and Sale" and for any fees payable to the Dealer, so far as the Issuer and the Guarantor is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "*Use of Proceeds*" wording in Prospectus
(ii)	Estimated net proceeds:	GBP 100,000,000
(iii)	Estimated total expenses:	Not Applicable

6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (*Index-Linked Notes Only)*

Information on the UK Retail Price Index can be found on Bloomberg Page UKRPI.

7. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes Only)

Not Applicable

8. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0305016916
(ii)	Common Code:	030501691
(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

APPENDIX

1. Paragraphs (ii), (iii) and (iv) of Condition 4(b) are deleted. The following shall be deemed to be inserted as a new paragraph (ii) in Condition 4(b) and paragraphs (v), (vi) and (vii) of Condition 4(b) will be renumbered (iii), (iv) and (v) respectively and amended accordingly:

"(ii) Determination of Rate of Interest and calculation of Interest Amounts

The Calculation Agent will, at or as soon as practicable after each time at which the Rate of Interest is capable of being determined, determine the applicable Rate of Interest and notify the Agent of the Rate of Interest as soon as practicable after calculating the same.

The amount of interest payable on each Note for any Interest Period (the **Interest Amount**) will be calculated by the Calculation Agent by (A) applying the Rate of Interest (as notified to the Agent by the Calculation Agent in accordance with the preceding paragraph) to the Specified Denomination of such Note, (B) multiplying the resulting amount by the Day Count Fraction and (C) rounding the resulting figure to the nearest one penny (half a penny being rounded upwards)."

2. Condition 4(b)(iv) (renumbered as provided above) shall be deleted and the following paragraph shall be inserted in place thereof as a new Condition 4(b)(iv):

"(iv) Determination or Calculation by Trustee

If for any reason the Calculation Agent at any time after the Issue Date defaults in its obligation to determine or calculate:

(A) the Rate of Interest;

(B) any Interest Amount in accordance with paragraph (ii) above;

(C) the Final Redemption Amount (as defined below);

(D) the Early Redemption Amount (as defined below); or

(E) the Event Put Amount (as defined below),

the Trustee shall determine or calculate the same, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4 and Conditions 6 and 9), and in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Calculation Agent (and, where practicable, in accordance with this Condition 4)."

3. A new Condition 4(f) shall be inserted as follows:

"(f) Indexation

(i) Indexation of principal

The Final Redemption Amount payable pursuant to Condition 6(a), the Early Redemption Amount payable pursuant to Conditions 6(b) or 9 and the Event Put Amount payable pursuant to Condition 6(e) shall be the nominal amount of the Notes

multiplied by the Index Ratio applicable to the date on which the Final Redemption Amount or the Early Redemption Amount or the Event Put Amount (as the case may be) becomes payable.

The Calculation Agent will calculate such Final Redemption Amount or Early Redemption Amount or Event Put Amount (as the case may be) as soon as practicable after each time such amount is capable of being determined and will notify the Agent thereof as soon as practicable after calculating the same. The Agent will as soon as practicable thereafter notify the Issuer and any stock exchange on which the Notes are for the time being listed thereof and cause notice thereof to be published in accordance with Condition 13.

(ii) Definitions

For the purposes of these Conditions:

Base Index Figure means 205.00, being the Index Figure applicable to 19 June 2007;

Calculation Date means any date when an Interest Amount, the Final Redemption Amount, the Early Redemption Amount or the Event Put Amount (as the case may be) falls due;

Expert means an independent investment bank or other expert in London appointed by the Issuer and approved by the Trustee acting reasonably or (failing such appointment within 10 days after the Trustee shall have requested such appointment (provided such request is reasonable)) appointed by the Trustee;

Index means, in relation to any Calculation Date, subject as provided in Conditions 4(g) and 6(l) below, the United Kingdom General Index of Retail Prices (for all items) as published by the Office for National Statistics (January 1987=100) as published by HM Government (currently contained in the Monthly Digest of Statistics) and applicable to that Calculation Date or, if that index is not published for any Calculation Date, any substituted index or index figures published by the Office for National Statistics or the comparable index which replaces the United Kingdom General Index of Retail Prices (for all items) for the purpose of calculating the amount payable on repayment of the Reference Gilt;

Any reference to the **Index Figure** applicable to a particular Calculation Date shall, subject as provided in Condition 4(g) below, be calculated in accordance with the following formula:

$$RPI_{m-3} + \frac{\text{(Day of Calculation Date -1)}}{\text{(Days in month of Calculation Date)}} \times (RPI_{m-2} - RPI_{m-3})$$

and rounded to five decimal places (0.000005 being rounded upwards) and where:

RPI_{m-3} means the Index Figure for the first day of the month that is three months prior to the month in which the payment falls due; and

RPI_{m-2} means the Index Figure for the first day of the month that is two months prior to the month in which the payment falls due;

Index Ratio applicable to any Calculation Date means the Index Figure applicable to such date divided by the Base Index Figure and rounded to five decimal places (0.000005 being rounded upwards);

the **Rate of Interest** applicable to any amount payable in respect of interest shall be 1.56625 per cent. per annum multiplied by the Index Ratio applicable to the date on which such amount falls due and rounded to six decimal places (0.0000005 being rounded upwards); and

Reference Gilt means the 1.25 per cent. Index-Linked Treasury Stock due November 2055 (or, if such stock is not in existence, such other index-linked stock issued by or on behalf of HM Government as the Issuer, on the advice of three brokers and/or gilt edged market makers (or such other three persons operating in the gilt edged market as the Issuer, after consultation with the Trustee, may select), may consider to be the most appropriate reference government stock for the Notes)."

4. A new Condition 4(g) shall be inserted as follows:

"(g) Changes in circumstances affecting the Index

(i) Change in base

If at any time the Index is changed by the substitution of a new base for it, then with effect from (and including) the date from and including that on which such substitution takes effect:

(A) the definition of Index in Condition 4(f) shall be deemed to refer to the new date in substitution for January 1987 (or, as the case may be, for such other date or month as may have been substituted for it); and

(B) the definition of Base Index Figure in Condition 4(f) shall be amended to mean the product of the then applicable Base Index Figure and the Index immediately following such substitution, divided by the Index immediately prior to such substitution.

(ii) Delay in publication of the Index

(A) If, in relation to a particular Interest Period or to the redemption of all or some only of the Notes and otherwise than in circumstances which the Issuer certifies to the Trustee may fall within Condition 4(g)(iii) or 6(l) (notwithstanding that the Issuer may subsequently be advised that they do not fall within Condition 4(g)(iii) or 6(l)), the Index Figure relating to any month (the "**calculation month**") which is required to be taken into account for the purposes of the determination of the Index Figure for any date is not published on or before the fourteenth day before the date on which such payment is due (the "**date for payment**"), the Index Figure for the relevant calculation month shall be the substitute index figure (if any) as is published by the Bank of England or the United Kingdom Debt Management Office (or such other United Kingdom authority as may be appropriate) for the purposes of indexation of payments on the Reference Gilt or, failing such publication, on any one or more of HM Government's index-linked stocks, as determined by the Expert; or

(B) if no such determination is made by the Expert within seven days, the Index Figure last published before the date for payment.

Where the provisions of this Condition 4(g)(ii) apply, the certificate of the Issuer, acting on the advice of an Expert, as to the Index Figure applicable to the date for payment falls shall be conclusive and binding upon the Issuer, the Trustee and the Noteholders. If a substitute index is published as specified in (A) above, a determination made based on that index shall be final and no further payment by way of adjustment shall be made, notwithstanding that the Index Figure applicable to the date for payment may subsequently be published. If no substitute index is so published and the Index relating to the date for payment is subsequently published then:

(C) in the case of any Note not falling due for redemption on the date for payment, if the Index so subsequently published (if published while that Note remains outstanding) is greater or less than the Index applicable by virtue of (B) above, the interest payable on that Note on the Interest Payment Date next succeeding the date of such subsequent publication shall be increased or reduced to reflect the amount by which the interest payable on that Note on the date for payment on the basis of the Index applicable by virtue of (B) above fell short of, or (as the case may be) exceeded the interest which would have been payable on that Note if the Index subsequently published had been published on or before the second business day before the date for payment; or

(D) in the case of any Note falling due for final redemption on the date for payment, no subsequent adjustment to amounts paid will be made.

(iii) Cessation of or fundamental changes to the Index

If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer or the Noteholders and if, within 30 days after its appointment (or such longer period as the Trustee may consider reasonable), the Expert recommends for the purposes of the Notes one or more adjustments to the Index or a substitute index (with or without adjustments), then provided that such adjustments or substitute index (as the case may be) are not materially detrimental (in the opinion of the Expert) either to the interests of the Issuer or the interests of the Noteholders, as compared to the interests of the Issuer and the Noteholders (as the case may be) as they would have been had the Index continued to be published or such fundamental change in the rules governing the Index not been made, the Index shall be adjusted as so recommended or (as the case may be) shall be replaced by the substitute index so recommended (as so adjusted, if so recommended) and references in these Conditions to the Index shall be construed accordingly and the Issuer shall notify the Noteholders of the adjustments to the Index or the introduction of the substitute index (with or without adjustments) in accordance with Condition 13.

If any payment in respect of the Notes is due to be made after the cessation or changes referred to in the preceding paragraph but before any such adjustment to, or replacement of, the Index takes effect, the Issuer shall (if the Index Figure applicable (or deemed applicable) to the date for payment is not available in accordance with the provisions of Condition 4(f)) make a provisional payment on the basis that the Index Figure applicable to the date for payment is the Index last published. In that event or

in the event of any payment on the Notes having been made on the basis of an Index deemed applicable under Condition 4(g)(ii)(A) above (also referred to below as a **provisional payment**) and of the Trustee on the advice of the Expert subsequently determining that the relevant circumstances fall within this Condition 4(g)(iii), then:

(A) except in the case of a payment on redemption of the Notes, if the sum which would have been payable if such adjustments or such substitute index had been in effect on the due date for such provisional payment is greater or less than the amount of such provisional payment, the interest payable on the Notes on the Interest Payment Date next succeeding the last date by which the Issuer and Trustee receive such recommendation shall be increased or reduced to reflect the amount by which such provisional payment of interest fell short of, or (as the case may be) exceeded, the interest which would have been payable on the Notes if such adjustments or such substituted index had been in effect on that date; or

(B) in the case of a payment of principal or interest on redemption of the Notes, no subsequent adjustment to amounts paid will be made.

(iv) Trustee

The Trustee shall be entitled to assume that no cessation of or change to the Index has occurred until informed otherwise by the Issuer and will not be responsible for identifying or appointing an Expert save as provided in these Conditions."

5. A new Condition 6(l) shall be inserted as follows:

"(l) Redemption for Indexation reasons

(i) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Noteholders and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable, to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer shall, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest.

(ii) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer may at its option, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which

shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest."

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File number 082-02819

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	06	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,970		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,970
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,970

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ________ **Date** 15 June 2007.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/E1922 Tel: 01903 833562
DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,748	2,548	4,548
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	548p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed _[signature]_ **Date** 19/6/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA

ESP/Allotment Team/CS/7217

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,687	869	389
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	536p	759p	823p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number allotted 17,789
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **17,789**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed ______________________ **Date** 19/6/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA

ESP/Allotment Team/CS7217

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange

2007

Admission Slip

SEVERN TRENT

If you plan to attend the Annual General Meeting, please bring this slip with you and keep it until the end of the meeting.

This slip shows that you are entitled to attend the Annual General Meeting, to be held at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ on 24 July 2007 and will allow you convenient entry into the meeting. Doors will be open from 10.00am.

Please see overleaf for directions.

NOTES TO FORM OF PROXY

1. Only those shareholders on the Register of Members of the Company at 6.00pm two days before the Annual General Meeting or any adjournment thereof will have the right to attend and vote.
2. If you cannot attend the Annual General Meeting but wish to vote on the Resolutions, you are entitled to appoint someone else, a 'proxy', to attend and vote in the event of a poll. A proxy need not be a shareholder of the Company.
3. If you wish to submit your proxy appointment and instructions electronically, log on to www.sharevote.co.uk. This website is operated by the Company's registrar, Lloyds TSB Registrars. Please read the terms and conditions of use carefully. If you return both paper and electronic proxy instructions then, in the absence of other evidence, those received last by the registrar will take precedence.
4. A proxy must vote as you have instructed and cannot vote on a show of hands.
5. You can choose a proxy other than the Chairman of the meeting by crossing out 'the Chairman of the meeting' and writing another proxy's name in the space provided. You may appoint more than one proxy.
6. If you do not tell your proxy how to vote, your proxy can vote or abstain as he or she thinks fit on Resolutions and, unless instructed otherwise, on any other business at the meeting (including amendments to Resolutions).
7. *In the case of joint holders, any one holder may sign the proxy form.*
8. A corporation's form of proxy must be executed under its common seal, or under the hand of its officer or attorney, duly authorised in writing.
9. To be effective, a proxy must be lodged with the Company's registrar, Lloyds TSB Registrars, not later than 48 hours before the meeting. To be valid, this form must be received not later than 11.00am on 22 July 2007.
10. If the form of proxy is received signed, but without any voting instructions, the proxy will vote or abstain at his or her discretion.
11. Even if you complete and return a proxy form you may still attend and vote in person, should you later decide to do so.
12. Full biographical details of the Directors, including membership of board and management committees, may be found on pages 24 and 25 of the Annual Report and Accounts or on pages 22 and 23 of the Annual Review 2007.

2007

Form of Proxy

SEVERN TRENT

0815-026-2

REFERENCE NUMBER   CARD I.D.   ACCOUNT NUMBER

You can submit your voting instructions electronically at www.sharevote.co.uk using the above numbers. **Please read the notes opposite carefully before completing this form.** I/We the undersigned, being a member of Severn Trent Plc (the "Company"), hereby appoint the Chairman of the meeting or (see note 5)

[ ]

as my/our proxy, to attend and, on a poll, vote on my/our behalf at the Annual General Meeting of the Company to be held on 24 July 2007 at 11.00am and at any adjournment thereof. The proxy will vote on the undermentioned Resolutions as indicated. The proxy will vote at his or her discretion or abstain from voting on any Resolution listed below if no instruction is given regarding that Resolution and on any other business transacted at the meeting.

Please indicate how you wish your proxy to vote by marking the appropriate boxes in black ink like this ☒.

Please note that the "Vote Withheld" option is to enable you to abstain on any of the specified Resolutions. It has no legal effect and will not be counted in the votes "For" or "Against" a Resolution.

Resolutions	*For*	*Against*	Vote *Withheld*
1 Receive the Report and Accounts	☐	☐	☐
2 Declare a final dividend	☐	☐	☐
3 Reappoint Sir John Egan*‡	☐	☐	☐
4 Reappoint Tony Wray*	☐	☐	☐
5 Reappoint auditors	☐	☐	☐
6 Approve the Directors' remuneration report	☐	☐	☐
7 Authority to allot shares	☐	☐	☐
8 Disapply pre-emption rights†	☐	☐	☐
9 Authority to purchase own shares†	☐	☐	☐
10 Adopt new Articles of Association†	☐	☐	☐

* See note 12 † Special Resolution ‡ Member of the Remuneration Committee

Please tick this box if signing on behalf of the shareholder as Power of Attorney, Receiver or Third Party. The appropriate authority should be returned with this form. ☐

Detailed explanations and the full text of the Resolutions are set out in the Notice of Meeting and Explanatory Notes accompanying this form.

Date [ ]   Signature [ ]

Once completed please detach and post this form. You may, if you prefer, return it in a sealed envelope to the address shown on the reverse of this form. If you quote Freepost NAT 15583 on the envelope your postage wi be paid. Please allow seven days before the deadline to ensure your envelope arrives in time.

File number 082-02819


North
M42
A446
M6
Junction 4
N
A452
South
M6
A452
A446
NEC
Junction 6
A45
A452
Nuneaton
B4102
A45
Birmingham
National
Motorcycle
Museum
A452
B4104
B4102
Meriden
Coventry
The Manor Hotel
B4104
M42
B4102
A452
Solihull
Balsall Common & Kenilworth

Directions for The National Motorcycle Museum, Coventry Road, Bickenhill, Sollihull, West Midlands B92 0EJ

By Car
The museum is situated adjacent to the NEC site approximately 15 miles east of Birmingham City Centre.

From the north
From the M42, exit at junction 6. At the roundabout, take the second exit to the museum compound.

From the south
From the M42, exit at junction 6. At the roundabout, take the fifth exit to the museum compound.

From Birmingham
Leave Birmingham heading east on the A45 and exit at the M42 junction. At the roundabout take the fourth exit to the museum compound.

From Coventry
Leave Coventry, heading west on the A45 and exit at the M42 junction. At the roundabout take the first exit to the museum compound.

Parking
There is free parking at the National Motorcycle Museum which will be available for shareholders.

Disabled parking
There is a designated area in front of the venue and security staff will be available to assist.

By bus
Take the number 900 bus from Birmingham City Centre/Coventry City Centre and alight at Birmingham International Railway Station **(not the Airport Stop)**. A connecting coach service will be available to take shareholders to the National Motorcycle Museum.

By rail
Alight at Birmingham International Railway Station. A connecting coach service will be available to take shareholders to the National Motorcycle Museum.

Connecting coach service
Severn Trent marshals will be in attendance at Birmingham International Railway Station from 9.15am to direct shareholders onto free coaches that will take them to the National Motorcycle Museum. The connecting coach service will run from 9.30am. A return service to the railway station will be operated on completion of the AGM.

On arrival
Doors will be open at 10.00am and Severn Trent marshals will be on hand to deal with queries and to show shareholders into the AGM hall. Shareholders will be given the opportunity to meet the Directors prior to the meeting.

Coffee, tea and biscuits will be available for shareholders.

There will be no facilities for young children.

Disabled persons
Special arrangements have been made to offer assistance to disabled shareholders.

If you are disabled, please make yourself known to any Severn Trent marshal on arrival.

If you have a companion to assist you, he or she will be admitted to the meeting. Guide dogs will also be allowed into the meeting.

If you are deaf or hard of hearing, headsets will be provided. There will also be sign language interpreters in attendance.

RESPONSE SERVICE No.
NAT 15583

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6LW

END